As filed with the Securities and Exchange Commission on September 13, 2021

Registration No. 333-259113

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sterling Check Corp.

(Exact name of registrant as specified in its charter)

Delaware	7374	37-1784336
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 State Street Plaza

24th Floor

New York, New York 10004

1 (800) 853-3228

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joshua Peirez

Chief Executive Officer

1 State Street Plaza

24th Floor

New York, New York 10004

1 (800) 853-3228

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:

Daniel J. Bursky, Esq. Andrew B. Barkan, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Steven L. Barnett Executive Vice President, Secretary and Chief Legal & Risk Officer 1 State Street Plaza 24th Floor New York, New York 10004 1 (800) 853-3228	Gregory P. Rodgers, Esq. Benjamin J. Cohen, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	16,427,750	$22.00	$361,410,500	$39,430

(1)	Includes 2,142,750 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid a total of $10,910 in connection with the prior filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated September 13, 2021.

PRELIMINARY PROSPECTUS

14,285,000 Shares

Sterling Check Corp.

Common Stock

This is the initial public offering of Sterling Check Corp. We are selling 4,760,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 9,525,000 shares of our common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $20.00 and $22.00 per share of our common stock. We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “STER.”

The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to a maximum of 2,142,750 additional shares of common stock from the selling stockholders.

Following this offering, our Sponsor (as defined herein) will own 65.9% of the voting power in the company (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholders). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about                 , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley

Baird	William Blair

KeyBanc Capital Markets	Nomura	Stifel

ING	R. Seelaus & Co., LLC

The date of this prospectus is                 , 2021.

Sterling provides the foundation of trust and safety our clients need to create great environments for their most essential resource, people. We believe everyone has the right to feel safe.

Comprehensive Suite of Tech-Enabled Services

Identity-as-a-Service
Fingerprinting
Criminal Record Checks
Sex Offender Registries
Civil Court Records
Motor Vehicle Records
Executive Investigations
Credit Reports
Liens, Judgments, & Bankruptcies
Social Media Screens
Contingent Workforce Solution
Sanctions, Risk & Compliance
Education Verifications
Employment Verifications
License Verifications
Reference Checks
Drug & Health Screening
Random & Post Accident Drug Testing
Covid-19 Testing
Form I-9 & E-Verify
New Hire Forms & Onboarding
Workforce Monitoring
Medical License Monitoring
Driver Monitoring
IDENTITY VERIFICATION
BACKGROUND CHECKS
CREDENTIAL VERIFICATIONS
DRUG & HEALTH SCREENING
ONBOARDING
ONGOING MONITORING
Sterling

Sterling

Comprehensive Suite of Tech-Enabled Services Criminal Record Checks Civil Court Records Motor Vehicle Records Executive Investigations Credit Reports Social Media Screens Liens, Judgments, &Bankruptcies Education Verifications Employment Verifications License Verifications Reference Checks Sanctions, Risk&Compliance Identity-asa- Service Fingerprinting Drug&Health Screening Random&Post Accident Drug Testing Testing NewHire Forms & Onboarding Form I-9 &E-Verify Workforce Monitoring Medical License Monitoring Driver Monitoring ContingentWorkforce Solution Sex O.ender Registries Covid-19

Robust Platform Integrations Over 75 integrations with leading providers in the HCM and ATS ecosystem 50+% of revenue is integrated Highly Automated Fulfillment Process 90% of U.S. criminal screens automated 70% of criminal screens completed within the 1st hour and 90% within the 1st day Over 95% of Revenue in the Cloud 99.9% platform availability Localized services Rapid product launches Scalable Seamless User Experience Mobile-friendly, intuitive, easy-to-use client and candidate interfaces Actionable, real-time, data-driven insights Proprietary and Cloud-Based Technology Platform

A Market Leader with Significant Scale and Breadth 40K+ Clients2 75M+ Screens annually1 240+ Countries and territories where Sterling has screening capabilities 50%+ Of the Fortune 100 45% of the Fortune 5002 9 Years Average tenure for top 100 clients2 57 Average client NPS in 20203 1For the last twelve months ended June 30, 2021 2As of June 30, 2021 3NPS refers to net promoter score, which we use to measure our clients’ brand loyalty and satisfaction with our products and services. For additional information, see “Market and Industry Data.”

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Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with any information other than that included in this prospectus or in any free writing prospectus prepared by or on behalf of us. We do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions. See “Underwriting (Conflicts of Interest).”

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports (including a report by Acclaro Growth Partners, Inc. (“Acclaro Growth Partners”) that we commissioned in July 2021) and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate. In particular, in the first quarter of fiscal 2021, we conducted a survey of our approximately 5,000 employees located in the United States, Canada, the United Kingdom, the Netherlands, Poland, the United Arab Emirates, Singapore, Malaysia, China, India, the Philippines, Hong Kong and Australia, to which we received over 2,700 responses. We designed this survey in accordance with what we believe are best practices for conducting a survey. In particular, we asked six questions and provided a scale of four responses from Strongly Agree, Agree, Disagree, to Strongly Disagree. This survey was voluntary and responses were kept confidential to lower the risk of untruthful answers. We believe that we made reasonable assumptions in designing our surveys.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market share data or any other such estimates.

This prospectus also includes references to our client net promoter score (“NPS”), which we use to measure our clients’ brand loyalty and satisfaction with our products and services, and which can range from -100 to +100 based on the question “How likely are you to recommend Sterling to a friend or colleague?” Responses were solicited on a scale ranging from 0, Not Likely, to 10, Very Likely. Our

NPS is based on over 1,200 respondents from approximately 700 clients who responded to the survey question, between January 1, 2020 and December 31, 2020. Our NPS was calculated by using the standard methodology of subtracting the percentage of clients who responded that they are not likely to recommend Sterling (6 or lower) from the percentage of clients who responded that they are very likely to recommend Sterling (9 or 10). The NPS gives no weight to respondents who declined to answer the survey question. This method is substantially consistent with how we believe businesses across our industry and other industries typically calculate their NPS.

While we believe such information is reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent source.

CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes trademarks and service marks owned by us. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

BASIS OF PRESENTATION

As used in this prospectus, unless the context otherwise requires, references to “Sterling,” “we,” “us,” “our,” the “Company,” and similar references refer to Sterling Check Corp. (formerly Sterling Ultimate Parent Corp.).

This prospectus includes references to our “gross retention rate.” Gross retention rate is a percentage, where the numerator is prior year revenues less the revenue impact from accounts considered lost, and the denominator is prior year revenues. The revenue impact is calculated as revenue decline of lost accounts in the current year from the prior year for the months after which they were considered lost. Therefore, the attrition impact of clients lost in the current year may be partially captured in both the current and the following years’ retention rates depending on the point during the year at which they are lost. This calculation excludes our Asia Pacific revenues, which account for less than approximately 6% of annual revenues in each of the periods presented. Our gross retention rate does not factor in revenue impact, whether growth or decline, attributable to existing clients or the incremental revenue impact of new clients.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. In addition, we round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”).

Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Adjusted Net Income,” and “Adjusted Earnings Per Share” in evaluating our past results and future prospects. For the definitions of Adjusted EBITDA and Adjusted Net Income and a reconciliation to net income, their most directly comparable financial measure presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue for the applicable period. Adjusted Earnings Per Share is defined as Adjusted Net Income divided by diluted weighted average shares for the applicable period.

We present Adjusted EBITDA and Adjusted EBITDA Margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the factors and trends affecting our business to assess our financial performance and the effectiveness of our business strategies, in preparing and approving our annual budget and to compare our performance against that of other peer companies using similar measures, and believe they are helpful in highlighting trends in our core operating performance. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA.

We present Adjusted Net Income and Adjusted Earnings Per Share because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding certain material non-cash items and unusual items that we do not expect to continue at the same level in the future, including the amortization of assets resulting from purchase accounting and normalizing our tax rate. Management and our board of directors use Adjusted Net Income to evaluate the factors and trends affecting our business to assess our financial performance and in preparing and approving our annual budget and believe it is helpful in highlighting trends in our core operating performance.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations include the following:

•	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect income tax expense;

•	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share do not reflect the non-cash component of employee compensation;

•

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative, on a recurring basis, of our ongoing operations; and

•

other companies in our industry may calculate Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share only as supplemental information.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the information in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Sterling Overview

We are a leading global provider of technology-enabled background and identity verification services. We provide the foundation of trust and safety our clients need to create great environments for their most essential resource—people. We offer a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, processing of employee documentation required for onboarding and ongoing risk monitoring. Our services are delivered through our purpose-built, proprietary, cloud-based technology platform that empowers organizations with real-time and data-driven insights to conduct and manage their employment screening programs efficiently and effectively. Our clients face a dynamic and rapidly evolving global labor market with increasing complexity and regulatory requirements. We believe that our services and platform enable organizations to make more informed employment decisions, improve workplace safety, protect their brand and mitigate risk. As a result, we believe our solutions are mission-critical to their core human resources, risk management and compliance functions. During the twelve months ended June 30, 2021, we completed over 75 million searches for over 40,000 clients, including over 50% of the Fortune 100 and over 45% of the Fortune 500.

We have built an award-winning proprietary and cloud-based technology platform. Our client and candidate interfaces provide easy-to-use and mobile-first ordering, task and program management, results delivery and reporting analytics. This enables our clients to gain meaningful insights into their risk mitigation programs, all while creating exceptional candidate and employee experiences. Our interfaces are supported by our powerful artificial intelligence (“AI”)-driven fulfillment platform, which leverages more than 3,300 automation integrations, including Application Programming Interfaces (“APIs”) and Robotic Process Automation (“RPA”) bots. This enables 90% of U.S. criminal searches to be automated and allows us to complete 70% of U.S. criminal searches within the first hour and 90% within the first day. As of December 31, 2020, 95% of our revenue is processed through platforms hosted in the cloud, which allows us to consistently maintain 99.9% platform availability while being prepared to scale into the future. These platforms are seamlessly integrated into over 75 applicant tracking systems (“ATS”), human capital management (“HCM”) systems and our clients’ in-house supply chain systems, thus creating relatively frictionless, fast and unified candidate hiring experiences. When combined, we believe our solutions deliver convenient and easy-to-use front-end interfaces, accurate and fast results, and enable our clients to effectively manage complex programs in a compliant and cost-effective manner. We believe that our technology cannot be easily replicated without substantial investment.

As part of our continued evolution, in early 2019, we launched Project Ignite, a three-phase strategic investment initiative to create an enterprise-class global platform. We are already benefiting from the delivery of our new client and candidate interfaces, scalable cloud-based infrastructure for our global and local production platforms and an improved security environment through new business wins, improved client retention and the ability to launch products rapidly to meet immediate client needs, as we did with our full suite of novel coronavirus (“COVID-19”) testing products in 2020. The remaining investment, which we expect to complete in 2022, will migrate our corporate technological infrastructure to the cloud and unify our clients onto a single global production platform. Over the long term, we expect these investments to further enhance our margins, improve time to market as we build once and deploy globally and allow us to increase innovation.

Our client-centric approach underpins everything we do. We serve a diverse and global client base in a wide range of industries, such as healthcare, gig economy, financial and business services, industrials, retail, contingent, technology, media and entertainment, transportation and logistics, hospitality, education and government. Employers are facing numerous challenges, including complex and changing legal and regulatory requirements, a rise in fraudulent job applications, a growing spotlight on reputation and more complex global workforces. Successfully navigating these challenges requires an industry-specific perspective, given differing candidate profiles, economics, competitive dynamics and regulatory demands. To serve these differing needs, our sales and support delivery model is organized around industry-specific teams (“Verticals”) and geographic markets (“Regions”). Experienced client success, sales, product and operations teams dedicated to individual Verticals collaborate with our clients to address their unique challenges and compliance requirements while providing industry best practice guidance. Our delivery model provides our clients with both the personal touch and consultative partnership of a small boutique firm and the global reach, scale, innovation and resources of an industry leader; all of which benefit small- and mid-sized businesses (“SMB”), global multinational enterprises and everyone in between. Additionally, this delivery model supports our principle of “Compliance by Design”, enabling clients to maintain compliance globally. We believe the combination of our deep market expertise from our sales and support verticalization combined with the flexibility of our proprietary technology platform enable us to deliver industry-relevant, highly specialized solutions to our clients in a scalable manner, driving growth and differentiating us from our competitors. This has allowed us to develop long-standing relationships with our clients as evidenced by the average tenure of our top 100 clients, based on 2019 and 2020 total revenue, at nine years, our average client NPS of 57 and a gross retention rate of 96% for the first half of 2021.

Throughout our 45-year operating history, innovation and self-disruption have been at the core of what we do every day. Our history of unique, industry-oriented market insights allows us to be at the forefront of innovation which includes multiple industry-leading solutions. For example, we pioneered criminal fulfilment technology (CourtDirect), arrest record and incarceration alert products, post-hire monitoring capabilities, AI-enhanced record review and validation process and the industry’s only proprietary technology in a single-sourced U.S.-nationwide fingerprint network. Our commitment to innovation has continued with the recent development and introduction of enhanced global language support capabilities, a cloud-based operating platform and a comprehensive identity verification solution. Enabled by our market leadership and platform investments, we have established a foundation and roadmap for future innovation which includes industry-specific products, growing our Identity-as-a-Service capabilities and further geographic expansion.

For the years ended December 31, 2019 and 2020, our revenues were $497.1 million and $454.1 million, respectively. For the six months ended June 30, 2020 and 2021, our revenues were $207.9 million and $298.7 million, respectively. Our net loss was $46.7 million and $52.3 million and our operating loss was $13.4 million and $23.1 million for the years ended December 31, 2019 and 2020, respectively. Our net loss for the six months ended June 30, 2020 was $40.8 million and our net income for the six months ended June 30, 2021 was $4.0 million. Our operating loss for the six months ended June 30, 2020 was $19.6 million and our operating income for the six months ended June 30, 2021 was $23.2 million. For the years ended December 31, 2019 and 2020, our Adjusted EBITDA was $119.0 million and $99.8 million, respectively, and our Adjusted Net Income was

$38.0 million and $26.7 million, respectively. For the six months ended June 30, 2020 and 2021, our Adjusted EBITDA was $41.5 million and $83.8 million, respectively, and our Adjusted Net Income was $6.5 million and $40.0 million, respectively. For the definitions of Adjusted EBITDA and Adjusted Net Income and a reconciliation to net income, their most directly comparable financial measure presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Market Opportunity

The global background and identity verification market in which we operate is large, growing and highly fragmented—representing a $16 billion total addressable market as of 2020, which is expected to grow at a 12% compound annual growth rate (“CAGR”) to $29 billion in 2025. The total addressable market comprises three distinct components as follows: the $6 billion global pre-hire employment screening services market (source: Acclaro Growth Partners, July 2021), expected to grow at a 7% CAGR to $8 billion in 2025, the $3 billion global post-hire employment screening services market (source: Acclaro Growth Partners, July 2021), expected to grow at a 13% CAGR to $5 billion in 2025, as well as the $8 billion global identity verification market (source: Markets and Markets, October 2020), expected to grow at a 16% CAGR to $16 billion in 2025.

Our addressable market is rapidly evolving and benefits from a number of key demand drivers, many of which increase the need for more flexible, comprehensive screening and hiring solutions, including the following:

•	Growing participation in the gig economy and contingent workforce

According to Gallup, 36% of the U.S. workforce participates in the gig economy and contingent workforce, and this proportion is expected to increase. The gig economy and contingent workforce consists of independent contractors, online platform workers, contract firm workers, and contingent workers. Gallup further estimates that 44% of gig workers hold multiple jobs. The rise and expansion of the gig economy and contingent workforce results in a greater portion of the workforce being sourced from temporary or on-demand labor pools. Additionally, the rise of competing gig platforms has made it easier for gig workers to shift between platforms, thus increasing the demand for screening. As the gig economy caters to clients in a very direct and personal way (e.g., rideshare, goods delivery, household services) and large corporations continue to increase utilization of a contingent workforce that may access sensitive information, safe and effective background screening capabilities have become critical. We believe that continued growth in the gig and contingent workforce model for the foreseeable future will support clear demand for Sterling’s deep expertise and tailored solutions.

•	Increasing voluntary employee churn

Generational and structural shifts in the workforce have led to increasing voluntary employee churn, particularly with younger workers. Members of the millennial and Gen-Z generations switch jobs more frequently than previous generations. According to a recent Gallup report, only half of millennials strongly agreed that they plan to be working at their company one year from now; similarly, 60% of millennials say they are open to a different job opportunity—15 percentage points higher than older generation workers. Moreover, the generational movement away from unions and defined benefit plans reduces contractual and financial incentives to stay in a particular role, reducing switching costs for employees. The ongoing structural shift from in-office to remote work further reduces the historical geographic matching challenge employers and employees faced, further reducing switching costs for employees and expanding talent pools for employers. These trends support increasing demand for global, fast and efficient employment screening and identity verification services that only providers of scale, like Sterling, can sufficiently address.

•	The rise of fraudulent job applications and growing spotlight on a company’s reputational risk

False claims within job applications are a growing concern for employers. According to The Insight Partners, approximately 51% of resumes submitted to employers contain inaccuracies in employment history and performance as well as educational history and achievement. False claims by candidates can put an organization at significant risk. Costs include not only salary but also incentives, benefits, recruiting expenses, administrative costs and the cost to restart the process in recruiting a candidate. In extreme cases, the employee may cause harm in the workplace, leading to a claim of negligent hiring, forcing the employer to contend with the cost and time of litigation and possible significant damages or settlements. Additionally, there may be considerable reputational risk to the employer, whose safety and trust may be called into question. Utilizing background and identification verification services helps organizations to mitigate these risks.

•	Proliferation of personal data driving need for identity verification

According to a recent Risk Based Security report, the total number of data records compromised in 2020 exceeded 37 billion, a 141% increase compared to 2019 and by far the most records exposed in a single year since Risk Based Security began reporting on data breach activity in 2011. This number excludes the nearly 50% of breaches (1,923 of 3,932 publicly reported breaches) that did not report the number of records compromised. With this growth in exposed records, more identities are at risk of exposure and theft. Verifying identity is a powerful tool that employers can use to help ensure that their candidates and workers are who they claim to be, and that fraudulent data is not used during the hiring and onboarding process.

•	Increase in background screening adoption outside the U.S.

We believe that pre-hire candidate screening is significantly less common outside of the U.S. Many international markets are beginning to view employment background checks as a critical component of their hiring functions. Additionally, the international expansion of U.S.-based global companies and their desire to offer centralized and comparable hiring practices has introduced the benefits of background screening to foreign markets. For these employers, global background checks are critical in order to comply with regulatory requirements, standardize their quality of hires and protect against negligent hiring risks. However, international background checks or verifying foreign credentials presents additional complexities, as employers may not be familiar with foreign customs or information sources, and the time and cost to hire employees with international histories are often much more significant. Background and identity verification service firms that can navigate these international challenges present a clear advantage for employers.

•	Increase in continuous post-hire screening processes

While some industries have regulatory requirements for post-hire screening, employers from all industries are increasingly focused on managing risk in the workplace through continuous screening and monitoring. According to a 2020 report by the Professional Background Screening Association (“PBSA”), 12% of U.S. companies currently perform background checks annually or more regularly, up from 9% in 2019. Continuous screening allows for greater mobility and safety for remote, onsite and contingent jobs and also ensures prompt risk warnings on any changes to an employee’s profile, including any criminal activity, drug use or health changes and compliance with on-going certification and licensing requirements, amongst others.

•	Increasing regulatory, compliance and risk management requirements

Increasing regulation is creating a heightened and complex risk of potential liabilities related to hiring and workforce management that is increasingly difficult for employers to manage. U.S. employee privacy and data protection laws are complicated and vary state-to-state. In addition, the interpretation of the Fair Credit Reporting Act (“FCRA”) is continuously evolving. Other complexities include variations in drug testing laws by industry and state and the introduction of “ban the box” and “fair chance” laws at the local, state, and federal level, which limit an employer’s ability to inquire about criminal histories and to consider them in making employment decisions. Outside the U.S., the European Union General Data Protection Regulation (“GDPR”) introduced significant changes in the way personal data is protected and handled in the European Union (the “EU”). In response, organizations are increasing their focus on compliance functions to ensure they meet these evolving legal and regulatory requirements, often turning to outsourced service providers. As they do, large players like Sterling with the depth and experience to help companies navigate these intricacies will continue to benefit from the increase in regulatory complexity.

Our Competitive Strengths

We believe we differentiate ourselves through the following key competitive strengths:

•

A market leader with significant scale and breadth. We are a leading global provider of technology-enabled background and identity verification services across a wide array of industries and geographies—completing 75 million searches across over 240 countries and territories in 35 languages for over 40,000 highly-diversified clients during the twelve months ended June 30, 2021. We are a market leader in the U.S., Canada, Europe, the Middle East and Africa (“EMEA”) and the Asia Pacific (“APAC”). Our global fulfillment capabilities are supported by operations in 13 jurisdictions—the U.S., Canada, the U.K., the Netherlands, Poland, the United Arab Emirates, Singapore, Malaysia, China, India, the Philippines, Hong Kong and Australia. We believe this differentiates Sterling with large, marquee clients, who demand sophisticated solutions across broad enterprises with nuanced operating priorities, as well as SMB clients that are experiencing hyper-growth and need to hire employees rapidly but lack the systems, infrastructure, and regulatory expertise to do so.

•	Award-winning, proprietary technology platform and extensive global product suite.

We believe our proprietary technology platform and global product suite provide us with a number of competitive advantages, including the following:

Proprietary Technology and Analytics Platform: We operate a global cloud-based platform, purpose-built to address the unique needs of our clients. With over 95% of our revenue processed through platforms in the cloud, our technology platform is scalable to serve our global client base and flexible to adapt to changing dynamics within industries. We deliver a seamless user experience—our mobile-friendly client and candidate interfaces (Sterling Client Hub, Sterling Candidate Hub and Sterling Analytics Hub) are intuitive and easy-to-use. Our customizable, powerful data analytics platform provides clients with the information they need to gain real-time insights and make data-driven decisions as they seek to manage, streamline and optimize their programs. Our proprietary fulfilment platform technologically sets us apart in our ability to manage the complexities of background screening. Sterling’s fulfilment platform is AI-driven and augmented with RPA, which results in high accuracy, low hiring costs and low time-to-hire rates, with 70% of U.S. criminal searches completed within the first hour and 90% within the first day. Integrated clients represent a growing share of our business, with over 50% of revenue now integrated. We expect this percentage to continue to increase as adoption of ATS and HCM software solutions grows. We have developed a comprehensive integration platform by partnering with many of the leading HCM and ATS platforms. Those clients with third-party HCM and ATS systems may integrate with Sterling through one of our over 75 platform integrations. Gig economy and contingent workforce clients, who utilize proprietary candidate workflow systems, may integrate into Sterling’s platform by leveraging our well-documented public RESTful API. This API provides clients with access to Sterling’s powerful services along with a wide range of capabilities, customization options and mobility solutions. All of our platform integrations create opportunities for our clients to improve productivity and profitability, and in turn create stickier client relationships for Sterling. We believe that these proprietary systems cannot be easily replicated without substantial investment.

Global Product Suite: We offer an extensive suite of global products addressing a wide range of complex client needs. Our solutions include identity verification, comprehensive background screening, credential verification, drug and health screening, processing of employee documentation required for onboarding and ongoing risk monitoring. Sterling’s background screening solutions utilize proprietary automation technology that we believe delivers thorough, fast and accurate records with global criminal screening capabilities in over 240 countries and territories. Our credential verification services are backed by a proprietary fulfillment engine. We provide comprehensive drug and health screenings with access to over 15,000 U.S. Department of Transportation (“DOT”)-compliant collection sites in the U.S. Sterling provides onboarding document management services as well as ongoing workforce and medical license monitoring. We believe our global product suite positions us well to access a broader set of clients and future revenue and growth opportunities.

•

Highly diversified and long-tenured client base. Our deep insight into the industries and geographies we serve through 45 years of experience has allowed us to develop a client base that is diversified across size, industry and geography with minimal concentration. This is enabled by our deep market expertise and our delivery model where we have verticalized around specific industries and geographic markets. This go-to-market approach creates a cycle of innovation, product development, benchmarking and consultative best-practices with the “voice of the client” at the center of everything we do. We currently serve over 40,000 clients, including over 50% of the Fortune 100, over 45% of the Fortune 500 and tens of thousands of SMB clients across the world. Our gross retention rate for the first half of 2021 was 96%. In 2020, no single client accounted for more than 5% of our revenue and our top 25 clients accounted for less than 30% of our revenue. The average relationship for our top 100 clients, based on 2019 and 2020 total revenue, is nine years and growing. These metrics reflect how deeply embedded we are in our clients’ daily HR and compliance workflows. We are well diversified across healthcare, the gig economy, financial and business services, industrials, retail, contingent, technology, media and entertainment, transportation and logistics, hospitality, education and government industries. We believe we have established a highly trusted brand in the industry, as evidenced by our average client NPS of 57. As the complexity and nuances of acquiring talent increases for organizations, we believe we are well-positioned to grow with our clients.

•	Attractive financial profile. We have an attractive business model underpinned by recurring revenues, significant operating leverage and low capital requirements that contribute to strong free cash flow. A majority of our U.S. enterprise client contracts are exclusive to Sterling or require Sterling to be used as the primary provider. Additionally, they are typically multi-year agreements with automatic renewal terms, no termination for convenience clauses and set pricing with Sterling’s right to increase prices upon notice. The strength of our contract terms combined with our high levels of client retention results in a high degree of revenue visibility. The vast majority of our revenues are either recurring or re-occurring in nature. Additionally, we benefit from natural operating leverage, utilizing our robust automation processes that result in high contribution margins associated with incremental revenue generated from our solutions. Our capital requirements remain minimal with capital expenditures (including capitalized software development costs) of 6.4% of revenues in 2019 and 3.6% of revenues in 2020. While we have incurred operating losses in recent years, including net losses of $46.7 million and $52.3 million for the years ended December 31, 2019 and 2020, respectively, the foregoing factors contribute to strong free cash flow generation, allowing us the financial flexibility to invest in the business and pursue growth through acquisitions.

•

Experienced management team with depth of experience and track record of success. Our senior management team has a track record of strong performance and significant expertise in the markets we serve and technology-enabled businesses, with 80% of our senior management team being new or in new roles since 2018. Our Chief Executive Officer, Josh Peirez, has extensive strategy, product and operational experience and plays an instrumental role in driving Sterling toward our global vision. Our President and Chief Operating Officer, Lou Paglia, leads global operations and is responsible for driving revenue growth, delivering client service, and ensuring our services meet the evolving market needs. Our Chief Financial Officer, Peter Walker, has over 10 years of experience as a CFO and oversees Sterling’s global finance operations and has responsibility for investor relations, internal audit, procurement and tax functions. We also maintain a strong core of General Managers dedicated to specific Verticals and Managing Directors tasked with operating and expanding our international Regions that average over 13 years across the background screening, risk management and information services industries. We believe this management team is well positioned to lead our business into the future.

Growth Strategy

We intend to capitalize on our attractive market opportunity by continuing to execute across the following key revenue and profit growth strategies:

•

Expand existing client relationships. Our substantial base of over 40,000 existing clients presents a significant opportunity to increase adoption of new services. Since 2019, over 55% of new clients in the U.S. have contracted for more than one product line, which demonstrates our ability to grow within our client base. We have implemented rigorous client success programs to better anticipate our clients’ needs and identify appropriate solutions. For example, we conduct quarterly business reviews with our enterprise clients, where we review program performance, client needs, industry trends and potential enhancement opportunities. Through this collaborative approach, we cultivate long-term client relationships primed for adoption of new services. Further, we are seeing global clients that use different providers in different geographies consolidate into one platform, and we believe we are well positioned to take advantage of this trend.

•

Win new clients. We have an established track record of new client wins and believe there is substantial opportunity to further grow our client base. Operating in a large and highly fragmented addressable market, we win against both large and small competitors due to our deep market expertise from our sales and support verticalization combined with the flexibility of our proprietary technology platform. This combination enables us to deliver industry-relevant, highly specialized solutions to our clients in a scalable manner, driving profitable growth and differentiating us from our competitors. Our size and scale positions us to serve enterprise organizations well. We believe that many competitors, especially smaller ones, will continue to be challenged in meeting enterprise client needs, including sophisticated and flexible platforms, global capabilities and the ability to handle large volumes, complex programs and varying compliance requirements. Our differentiated product and service offerings, platform capabilities, and go-to-market strategy have resulted in significant new business momentum and, since January 2019, we have won new clients representing Annual Contract Values (“ACV”) of more than $150 million combined.

•

Grow Identity-as-a-Service offering. Based upon our 45 years of industry experience, we believe that most background screening companies in the U.S. do not typically check identities or verify candidate-provided biographical data—two things that are critical for a successful background check. When clients select Sterling’s comprehensive and fully customizable identity verification solution, candidates are guided through a simple process that verifies their identity. All relevant biographic data is then automatically imported, with the candidate’s consent, into Sterling Candidate Hub and used to initiate the background check, resulting in greater accuracy and reduced fraud. We believe that the strong value proposition for clients coupled with the strength of Sterling’s offering will make Identity-as-a-Service a key contributor to our success in expanding existing client relationships and winning new clients.

•

Introduce new products and penetrate adjacent markets. We have a robust new product roadmap. Project Ignite has enabled us to launch products rapidly to meet immediate client needs, as we did with our full suite of COVID-19 testing services in 2020. We intend to continue to invest in developing industry-first solutions, further innovating in our existing Verticals as well as pursuing adjacent market opportunities that leverage our existing technology platform. For example, our digital wallet credentials solution is being designed to provide candidates with a user-centric, verified profile to prove their identity and share verified credentials with employers. We anticipate this solution will provide us with a new opportunity to monetize our services and the ability to further penetrate the business-to-consumer (“B2C”) market. Another product innovation is the continued enhancement of post-hire monitoring solutions, which track, among other things, healthcare sanctions, medical licenses, recent arrests and motor vehicle registration monitoring. We have also developed industry-specific solutions, such as a progressive ordering solution for the gig economy, where screens at the next level are only run once a candidate has passed the prior level, providing speed and cost savings to clients. Lastly, we plan to pursue new and underpenetrated adjacent market opportunities including talent assessment, reference checking, onboarding and investigative due diligence.

•

Pursue further geographic expansion. For the twelve months ended June 30, 2021, 19% of Sterling revenue was generated outside of the U.S., an increase from 17% for the year ended December 31, 2020 and an increase from 15% for the year ended December 31, 2019. We see compelling opportunities to extend our operating presence in other geographies and unify the global experience for clients as our international business continues to expand profitably, benefiting from operating leverage due to investments made in a global technology infrastructure and global fulfillment. We expect continued adoption of outsourced background screening outside the U.S. and are well positioned to benefit from this trend. We continue to introduce innovative region-specific products to best meet the needs of clients within each geography. We believe we have a unique ability to translate client needs into superior local market solutions through a combination of portfolio depth and breadth, local know-how and language capabilities. We have seen strong growth in EMEA, resulting from significant new client wins in the U.K., including many of the leading food delivery gig companies. In parallel, we are growing our presence in continental Europe and the Middle East and established a global multilingual hub in Poland to facilitate this expansion. We entered the APAC market through two acquisitions and continue to drive growth organically, within both established and emerging screening markets in the region. In addition, we have a strong business in Canada, particularly among Canadian-domiciled companies, and are focused on the significant opportunity to serve more of the Canadian operations of our U.S. clients with our unified global platform.

•

Pursue strategic M&A. We view a targeted, disciplined approach to strategic M&A as highly complementary to our other key growth objectives, compounding and/or accelerating related opportunities. Historically, Sterling has successfully identified, acquired and integrated several businesses that broaden and enhance our suite of client solutions and geographic presence. We will continue to execute a rigorous framework for building an actionable pipeline of acquisitions, with a focus on both (i) strategic benefits such as depth and breadth of capabilities, regional presence, and end market exposure and (ii) tangible opportunities to generate synergies and strong financial returns on capital deployed. With hundreds of smaller competitors in our space, we see M&A as a strategic opportunity to increase market share while realizing synergies. Through our investments in technology, we have established a unified platform, allowing us to quickly integrate targets and drive synergies. Sterling’s proven track record of M&A—with 10 acquisitions over the last 10 years—will continue to support and elevate the various layers of our future growth profile.

Recent Developments

On August 11, 2021, our subsidiary, Sterling Infosystems, Inc. (as successor to Sterling Midco Holdings, Inc.), entered into the sixth amendment (the “Sixth Amendment”) to our first lien credit agreement, dated as of June 19, 2015, by and among Sterling Midco Holdings, Inc., Sterling Intermediate Corp., the guarantors party thereto, KeyBank National Association, as administrative agent, and the lenders party thereto (as amended, the “Credit Agreement”). Pursuant to the Sixth Amendment, our $85.0 million revolving credit facility (the “Revolving Credit Facility”) will (i) automatically increase to $140.0 million upon the consummation of this offering and (ii) mature (a) with respect to $81.25 million of the revolving credit commitments (or, upon the consummation of this offering, the full $140.0 million of revolving credit commitments), the earlier of (x) August 11, 2026 and (y) December 31, 2023 unless, on or prior to December 31, 2023, the Term loan (as defined below) has been (I) refinanced with the proceeds of indebtedness with a final maturity date that is no earlier than February 11, 2027 or (II) amended, modified or waived, such that the final maturity date of the Term loan is no earlier than February 11, 2027 and (b) if this offering is not consummated, with respect to $3.75 million of the revolving credit commitments, June 19, 2022.

Summary Risk Factors

Our business is subject to numerous risks, including risks that may prevent us from achieving the successful implementation of our strategy or that may materially adversely affect our business, financial condition or results of operations. You should carefully consider the risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus, including the following principal risks, before investing in our common stock:

•	We could face liability based on the nature of our services and the information we report or fail to report in our background screening, which may not be covered or fully covered by insurance.

•

We are subject to significant governmental regulation, and changes in law or regulation, or a failure to correctly identify, interpret, comply with and reconcile the laws and regulations to which we are subject, could result in substantial liability or materially adversely affect our product and service offerings, revenue or profitability.

•

Our international operations subject us to a broad range of laws and regulations that may be difficult to manage and could expose us to numerous risks that, individually or together, could materially and adversely affect our business.

•

Failure to comply with economic sanctions, anti-corruption and anti-money laundering laws and similar laws primarily associated with our activities outside of the United States could subject us to penalties and other material adverse consequences.

•

We collect, host, store, transfer, disclose, use, secure and retain and dispose of personal information. Security breaches may result in the disclosure of confidential information and improper use of information may negatively affect our business and harm our reputation.

•

Failure to comply with privacy, data protection and cybersecurity laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other material adverse consequences.

•

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

•	If our trademarks, trade names, and confidential information are not adequately protected, we may lose our competitive advantage in our target markets.

•	Our growth depends on the success of our strategic relationships with third parties as well as our ability to successfully integrate our applications with a variety of third-party technologies.

•	The success of our business depends in part on our relationships with our partners.

•	A failure, disruption or change to the cost of the computing services that we utilize could have a materially adverse effect on our business and results of operations.

•

Systems failures, interruptions or delays in service, including due to natural disasters or other catastrophic events, could delay and disrupt our services, which could materially harm our business and reputation.

•	Our business, financial condition and results of operations could be materially adversely affected by unfavorable conditions in the general economy.

•

We are subject to significant competition, and if we fail to compete successfully, our sales could decline and our business, financial condition and results of operations could be materially adversely affected.

•	A significant portion of our fulfillment operations, and certain of our technology development operations, subject us to particular risks inherent in operating overseas.

•

If we fail to upgrade, enhance and expand our technology and services to meet client needs and preferences, or fail to successfully manage the transition to new products and services, the demand for our products and services may materially diminish.

•	We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.

•	Our recent growth rates may not be sustainable or indicative of future growth.

•	Our growth depends, in part, on increasing our presence in the markets that we currently serve, and we may not be successful in doing so.

•

We acquire information from a variety of sources to conduct our business, and if some of these sources are not available to us in the future, or if the fees charged by such sources significantly increase, our business may be materially and adversely affected and our profit margins may decline.

•

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our business, financial condition and results of operations.

•

Sales to government entities and higher-tier contractors to governmental clients involve unique competitive, procurement, budget, administrative and contractual risks, any of which could materially adversely impact our business, financial condition and results of operations.

•	We may incur impairment charges for our goodwill which would negatively affect our operating results.

•	The economic, health and business disruption caused by the COVID-19 pandemic could continue to adversely affect our business, financial condition and results of operations.

•

We have identified a material weakness in our internal control over financial reporting. If this material weakness is not remediated, or if we experience additional material weaknesses in the future or otherwise fail in the future to maintain an effective system of internal control over financial reporting or effective disclosure controls and procedures, we may not be able to accurately or timely report our financial condition or results of operations, which may materially adversely affect investor confidence in us and, as a result, the price of our common stock.

•	Our Sponsor controls us and their interests may conflict with ours or yours in the future.

•	To service our indebtedness, we require a significant amount of cash, which depends on many factors beyond our control.

•

We are a “controlled company” within the meaning of the corporate governance standards of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Our Sponsor

Certain affiliates of The Goldman Sachs Group, Inc. (“Goldman Sachs”) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with Goldman Sachs, our “Sponsor”) are the owners of a majority of our common stock. CDPQ owns its equity interest in us indirectly through a limited partnership controlled by Goldman Sachs.

Bringing together traditional and alternative investments, Goldman Sachs Asset Management provides clients around the world with a dedicated partnership and focus on long-term performance. As the primary investing area within Goldman Sachs, Goldman Sachs Asset Management delivers investment and advisory services for the world’s leading institutions, financial advisors and individuals, drawing from its deeply connected global network and tailored expert insights, across every region and market—overseeing more than $2 trillion in assets under supervision worldwide as of June 30, 2021. Driven by a passion for its clients’ performance, Goldman Sachs Asset Management seeks to build long-term relationships based on conviction, sustainable outcomes and shared success over time.

CDPQ is a global investment group managing funds for public retirement and insurance plans, investing constructively to generate sustainable returns over the long term. CDPQ is active in the major financial markets, private equity, infrastructure, real estate and private debt. As at December 31, 2020, CDPQ’s net assets were CAD $365.5 billion.

After completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock—We are a “controlled company” within the meaning of the corporate governance standards of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of other companies that are subject to such requirements.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period and, as a result, we expect to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. Further, we are including only two years of audited financial statements, compared to three years for comparable data reported by other public companies. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (a) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

Corporate Information

Sterling Check Corp. (formerly Sterling Ultimate Parent Corp.), the issuer of the common stock in this offering, was incorporated as a Delaware corporation on May 4, 2015. Our corporate headquarters are located at 1 State Street Plaza, 24th Floor, New York, NY 10004. Our telephone number is 1 (800) 853-3228. Our principal website address is www.sterlingcheck.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

The Offering

Issuer	Sterling Check Corp., a Delaware corporation.

Common stock offered by us	4,760,000 shares.

Common stock offered by the selling stockholders	9,525,000 shares.

Option to purchase additional shares of common stock	The underwriters have an option to purchase up to an aggregate of 2,142,750 additional shares of common stock from the selling stockholders at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	93,963,234 shares.

Controlled company	We will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Director Independence and Controlled Company Exception.”

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $85.5 million, assuming an initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with cash on hand, to repay approximately $100.0 million outstanding under our Term loan (as defined below). We intend to use the remainder, if any, of the net proceeds to us from this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering. The selling stockholders will receive all of the net proceeds and bear the underwriting discount, if any, attributable to their sale of our common stock. We will pay certain expenses associated with this offering. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Conflicts of interest	Some of the Sponsor entities are affiliates of Goldman Sachs & Co. LLC, an underwriter of this offering, beneficially own 78% of our outstanding capital stock prior to the consummation of this offering and will be selling stockholders in this offering and, as such, will receive in excess of 5% of the net proceeds of this offering. Therefore, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. Accordingly, this offering is being conducted in compliance with the applicable provisions of FINRA Rule 5121. FINRA Rule 5121 prohibits Goldman Sachs & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement of which this prospectus forms a part and exercise its usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC is assuming the responsibilities of acting as the “qualified independent underwriter” in this offering and is undertaking the legal responsibilities and liabilities of an underwriter under the Securities Act, which specifically include those inherent in Section 11 of the Securities Act.

Proposed stock exchange symbol	“STER.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 89,203,234 shares of our common stock outstanding as of August 31, 2021 and excludes:

•

9,547,808 shares of common stock issuable upon the exercise of options outstanding under the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan as of August 31, 2021 at a weighted average exercise price of approximately $9.73 per share;

•

9,433,000 shares of common stock reserved for issuance under the Sterling Check Corp. 2021 Omnibus Incentive Plan (the “2021 Equity Plan”), which includes approximately 1,972,366 shares of common stock to be issued as restricted stock and approximately 3,916,768 shares of common stock issuable upon the exercise of options at an exercise price equal to the initial public offering price (in each case based on the midpoint of the price range set forth on the cover page of this prospectus and, with respect to the options, the Black Scholes value thereof), each to be granted in connection with this offering under our 2021 Equity Plan; and

•	1,886,000 shares of common stock reserved for issuance under the Sterling Check Corp. Employee Stock Purchase Plan (the “ESPP”).

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus:

•	gives effect to the 1,198-for-one stock split effected on September 10, 2021;

•	assumes the underwriters’ option to purchase additional shares of common stock from the selling stockholders will not be exercised; and

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective prior to or upon the closing of this offering.

Summary Historical Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated. The summary consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2020 and 2021 and the consolidated balance sheet data as of June 30, 2021 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 2020 has been derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Our historical results are not necessarily indicative of the results to be expected in the future. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(dollars in thousands, except per share amounts)
Statements of Operations Data:
Revenues	$497,116	$454,053	$207,948	$298,698
Cost of revenues (exclusive of depreciation and amortization below)	221,347	217,310	98,345	143,159

Corporate technology and production systems	44,923	44,296	22,080	20,351
Selling, general and administrative	147,198	122,554	61,457	68,211
Depreciation and amortization	93,802	91,199	45,578	40,848
Impairments of long-lived assets	3,220	1,797	59	2,925

Total operating expenses	510,490	477,156	227,519	275,494

Operating (loss) income	(13,374)	(23,103)	(19,571)	23,204

Other expense (income)
Interest expense, net	39,316	32,947	17,293	15,173
Loss on interest rate swap	7,324	9,451	9,654	87
Other income	(1,529)	(1,646)	(662)	(633)

Total other expense, net	45,111	40,752	26,285	14,627

Loss (income) before income taxes	(58,485)	(63,855)	(45,856)	8,577
Income tax (benefit) expense	(11,803)	(11,562)	(5,009)	4,552

Net (loss) income	$(46,682)	$(52,293)	$(40,847)	$4,008

Net (loss) income per share—basic	$(0.53)	$(0.59)	$(0.46)	$0.05
Net (loss) income per share—diluted	$(0.53)	$(0.59)	$(0.46)	$0.05
Weighted average number of shares outstanding—basic	88,154,830	88,345,312	88,322,550	88,717,890
Weighted average number of shares outstanding—diluted	88,154,830	88,345,312	88,322,550	88,802,948

	Year Ended December 31,	Six Months Ended June 30,
	2020	2021
	(dollars in thousands, except per share amounts)
Pro forma net (loss) income(1)	$(85,054)	$7,571
Pro forma net (loss) income per share—basic(1)	(0.91)	0.08
Pro forma net (loss) income per share—diluted(1)	(0.91)	0.08
Pro forma weighted average number of shares outstanding—basic(1)	93,475,494	93,848,072
Pro forma weighted average number of shares outstanding—diluted(1)	93,475,494	98,134,516

	As of December 31,		As of June 30,
	2019	2020	2020	2021
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$50,299	$66,633	$56,663	$94,291
Goodwill	830,252	831,800	829,890	831,344
Total assets	1,390,749	1,316,118	1,339,846	1,336,372
Long term debt, including current portion	619,557	615,453	617,501	606,692
Total stockholders’ equity	627,111	583,184	586,694	591,584

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(dollars in thousands, except per share amounts)
Cash Flows Data:
Net cash provided by operating activities	$36,204	$36,185	$20,226	$45,290
Net cash used in investing activities	(33,869)	(16,266)	(9,310)	(9,295)
Net cash used in financing activities	(7,873)	(3,218)	(2,032)	(8,234)

Operational and Other Data:
Capital expenditures	$31,883	$16,502	$9,310	$9,295
Adjusted EBITDA(2)	118,984	99,834	41,530	83,837
Adjusted Net Income(2)	38,032	26,665	6,534	40,024
Adjusted Earnings Per Share—Basic(2)	0.43	0.30	0.07	0.45
Adjusted Earnings Per Share—Diluted(2)	0.43	0.30	0.07	0.45
Net (Loss) Income Margin	(9.4)%	(11.5)%	(19.6)%	1.3%
Adjusted EBITDA Margin(2)	23.9%	22.0%	20.0%	28.1%

(1)

Unaudited pro forma basic and diluted net (loss) income per share is calculated by dividing pro forma net (loss) income by pro forma weighted-average common shares outstanding. For the year ended December 31, 2020 and the six months ended June 30, 2021, pro forma net (loss) income is computed by giving effect to the pro forma adjustments described in the immediately succeeding reconciliation table. Pro forma weighted average common shares outstanding is computed by giving effect to the common shares outstanding for these items, as applicable, and the sale and issuance by us of shares of common stock in this offering. This pro forma data is presented for informational purposes only and does not purport to represent what our net (loss) income or net (loss) income per share actually would have been had these events occurred on January 1, 2020 or to project our net (loss) income or net (loss) income per share for any future period.

The table below provides a reconciliation of net (loss) income used in the calculation of basic and diluted pro forma net (loss) income per share for the periods presented:

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
	(dollars in thousands)
Net (loss) income	$(52,293)	$4,025
Interest expense reduced for repayment on Term loan(a)	3,096	2,263
Stock compensation expense increased for accelerated option vesting(b)	(18,709)	1,526
Stock compensation expense increased for forgiveness of promissory notes(c)	(7,640)	(23)
Stock compensation expense increased based on reassessment of fair value(d)	(291)	—
Investor management fee expense related to termination of Management Services Agreement(e)	(6,746)	1,026
Compensation expense based on agreement between stockholder and former executive(f)	(13,981)	—
Tax effect of pro forma adjustments to net (loss) income(g)	11,510	(1,246)

Pro forma net (loss) income	$(85,054)	$7,571

The table below provides a reconciliation of the weighted-average number of shares outstanding—basic used in computing pro forma net (loss) income per share—basic for the periods presented:

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
Weighted average number of shares outstanding—basic	88,345,312	88,717,890
Common shares issued upon forgiveness of promissory notes	370,182	370,182
Common shares issued in this offering	4,760,000	4,760,000

Pro forma weighted-average number of shares outstanding—basic	93,475,494	93,848,072

The table below provides a reconciliation of the weighted-average number of shares outstanding—diluted used in computing pro forma net (loss) income per share—diluted for the periods presented:

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
Weighted average number of shares outstanding—diluted	88,345,312	88,802,948
Common shares issued upon forgiveness of promissory notes	370,182	370,182
Common shares issued in this offering	4,760,000	4,760,000
Impact of accelerated option vesting under the treasury stock method	—	4,201,386

Pro forma weighted-average number of shares outstanding—diluted(h)	93,475,494	98,134,516

Pro forma net (loss) income per share—basic	$(0.91)	$0.08
Pro forma net (loss) income per share—diluted(h)	$(0.91)	$0.08

(a)

Represents estimated impact of reduced interest expense and write-off of a proportional amount of deferred debt issuance costs as a result of the repayment of approximately $100.0 million outstanding under our Term loan following the application of the net proceeds to us from this offering together with cash on hand.

(b)

Represents estimated impact of stock-based compensation expense related to the accelerated vesting of all outstanding options under the 2015 Long-Term Equity Incentive Plan, which are expected to vest 100% on this offering. Included in this amount is $1.6 million of incremental stock-based compensation expense resulting from the reassessment of fair value as described in note (d) below.

(c)

Represents estimated impact of stock-based compensation expense related to the forgiveness of promissory notes exchanged for common stock prior to this offering. The forgiveness of each promissory note by us is treated as an option modification, resulting in the recognition of the cumulative compensation cost equal to the grant-date fair value of the original award plus the incremental value of the award on the date of forgiveness. The midpoint of the preliminary anticipated price range for this offering was used as the fair value on the date of forgiveness.

(d)

Represents incremental stock-based compensation expense for the six months ended June 30, 2021 as a result of our reassessment of equity awards granted from February 2021 through April 2021 using a linear interpolation between a June 2020 valuation and the midpoint of the preliminary anticipated price range for this offering. We expect to record approximately $0.3 million related to this incremental expense for these awards in our financial statements for the third quarter of 2021. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Pre-IPO Valuation of Equity.”

(e)

Represents expenses related to the termination of the Fourth Amended and Restated Management Services Agreement in connection with this offering, offset by investor management fees previously expensed and paid in the period. Investor management fee expenses will cease upon the final termination payment in connection with this offering.

(f)

Represents deemed compensation expense to us related to an agreement between our stockholder, founder and former chief executive officer, together with trusts (the “Greenblatt Trusts”), and another stockholder and former executive of Sterling, pursuant to which proceeds from the sale of certain shares in this offering by the Greenblatt Trusts will be paid to such former executive in full settlement of obligations between them pursuant to a prior agreement entered into in 2015 in connection with the acquisition of Sterling by our Sponsor. We will be deemed to incur approximately $14.0 million of non-cash compensation expense in the third quarter of 2021 related to this payment between our stockholders, and any associated withholding and payroll tax payments to be paid by us will be funded entirely by the Greenblatt Trusts. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of our Results of Operations—Operating Expenses—Selling, General and Administrative.”

(g)	Reflects the tax impact of pro forma adjustments based on an approximate statutory tax rate of 26%.
(h)

In periods of net loss, the number of shares used to calculate diluted net (loss) income per share is the same as basic net (loss) income per share. Therefore, for the year ended December 31, 2020, diluted net (loss) income per share equals basic net (loss) income per share, as the impact of accelerated option vesting is anti-dilutive because we incurred a net loss in this period.

(2)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Earnings Per Share are non-GAAP financial measures. For the definitions of Adjusted EBITDA and Adjusted Net Income and a reconciliation to net income, their most directly comparable financial measure presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue for the applicable period. Adjusted Earnings Per Share is defined as Adjusted Net Income divided by diluted weighted average shares for the applicable period.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in our common stock. In addition to the risks relating to the COVID-19 pandemic that are specifically described below, the effects of the COVID-19 pandemic may also have the effect of significantly heightening many of the other risks associated with our business and an investment in our common stock, including the other risks described in this prospectus. The occurrence of any of the following risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

Regulatory and Legal Risks

We could face liability based on the nature of our services and the information we report or fail to report in our background screening, which may not be covered or fully covered by insurance.

We face potential liability from individuals, classes of individuals, clients or regulatory bodies for claims based on the nature, content or accuracy of our services and the information we use and report and depending on our compliance with the FCRA, U.S. state consumer reporting agency laws or regulations, foreign regulations and applicable employment laws. Our potential exposure to lawsuits or government investigations may increase depending in part on our clients’ compliance with these laws and regulations and applicable employment laws in their procurement and use of our screening reports as part of their hiring process, which is generally outside of our control. Our potential liability includes claims of non-compliance with the FCRA and other laws and regulations governing our services, as well as other claims of defamation, invasion of privacy, negligence, copyright, patent or trademark infringement. In some cases we may be subject to strict liability.

We also face potential liability from our clients, and possibly third parties, in the event we fail to report information, particularly criminal records or other potentially negative information. For example, should we fail to identify and report an available and reportable criminal felony record which our client hired us to report, or should we fail to correctly report such information to our client, then we may face potential liability in the event that the employer hires such candidate, later discovers such record, terminates such employee and is in turn sued by such employee. We may also face liability in the event the employer hires such candidate and that employee then causes personal or monetary injury or damage to the employer, its other employees or other third parties. From time to time, we have been subject to claims and lawsuits by current and potential employees of our clients, alleging that we provided to our clients inaccurate or improper information that negatively affected the clients’ hiring decisions. Although the resolutions of these lawsuits have not had a material adverse effect on us to date, the costs of such claims, including settlement amounts or punitive damages, could be material in the future, could cause adverse publicity and reputational damage, could divert the attention of our management, could subject us to equitable remedies relating to the operation of our business and provision of services and result in significant legal expenses, all of which could have a material adverse effect on our business, financial condition and results of operations and adverse publicity, and could result in the loss of existing clients and make it difficult to attract new clients. Insurance may not be adequate to cover us for all risks to which we are exposed or may not be available to cover these claims at all. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our business, financial condition or results of operations. Additionally, we cannot be certain that our insurance coverage, including any applicable deductibles, copays and other policy limits, will continue to be available to us at a reasonable cost or will be adequate to cover any claims or lawsuits we may face in the future or that we will be able to renew our insurance policies on favorable terms, or at all.

We are subject to significant governmental regulation, and changes in law or regulation, or a failure to correctly identify, interpret, comply with and reconcile the laws and regulations to which we are subject, could result in substantial liability or materially adversely affect our product and service offerings, revenue or profitability.

Because we are a consumer reporting agency relating to many of our services and we deal primarily in searching and reporting public and non-public consumer information and records, including criminal records, employment and education history, credit history, driving records and drug screening results, we are subject to extensive, evolving and often complex governmental laws and regulations, such as the FCRA, the Drivers’ Privacy Protection Act (“DPPA”), state consumer reporting agency laws as well as state licensing and registration requirements, including as a consumer reporting agency and a private investigator, and various other foreign, federal, state and local laws and regulations, including the Investigative Consumer Reporting Agency Act and case law relating to the FCRA and such other law and regulations. The restrictions and process requirements largely relate to what may be reported about an individual, when, to whom, and for what purposes, and how the subjects of consumer reports are to be treated. Compliance with these laws and regulations requires significant expense and resources, which could increase significantly as these laws and regulations evolve. Additionally, our identity verification business could also be adversely impacted if we fail to comply with the rules and regulations of the Federal Bureau of Investigation (“FBI”). Our failure to comply with FBI regulations could result in loss of our status as an FBI channeler, which could have a material adverse effect on our business, financial condition, results of operations or growth strategy.

Further, as discussed below under “Risks Related to Intellectual Property, Information Technology and Data Privacy—Failure to comply with privacy, data protection and cybersecurity laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other material adverse consequences,” we are subject to laws that restrict access to, use and disclosure of certain types of personal information and regulate the protection, storage and disposal of such information. We are also subject to similar laws and regulations in other jurisdictions. Identifying, interpreting and complying with foreign laws and regulations is particularly difficult due to the broad range of such foreign laws and regulations, as well as uncertainties with respect to the applicability and interpretation of such laws and regulations. Failure to comply with these domestic and foreign laws and regulations, to the extent applicable, may harm our reputation and result in the imposition of civil and criminal penalties and fines, private litigation, restrictions on our operations, and breach of contract or indemnification claims by our clients and vendors including data suppliers, which may not be covered by insurance. Further, laws and regulations governing investment migration programs are subject to regulatory interpretation. Should it be determined that these programs violate any laws or regulations, our Sterling Diligence business, specifically with respect to our Citizenship-by-Investment diligence solutions, could be adversely impacted, which could have a material adverse effect on our business, financial conditions and results of operations.

In addition to the challenges of identifying, interpreting and complying with such laws and regulations, and changes to such laws and regulations over time, we face the challenge of reconciling the many potential conflicts between such laws and regulations among the various domestic and international jurisdictions that may be involved in the provision of our services. These challenges may require us to incur additional compliance costs, and could also increase our exposure to potential lawsuits, fines and penalties. A failure to correctly identify, interpret, comply with and reconcile the laws and regulations to which we are subject could result in substantial liability and could have a material adverse effect on us. The expansion of our business into areas other than employment screening may require compliance with additional laws and regulations.

Changes to law, regulation, or administrative enforcement and interpretations or other prohibitions could materially adversely affect our offerings, revenue, or profitability. For example, numerous states have implemented “ban the box” and “fair chance” hiring laws that prohibit employers from inquiring or using a candidate’s criminal history to make employment decisions. Many states have in recent years amended their “ban the box” and “fair chance” laws to increase the restrictions on the use of such information. If the U.S. federal government, a foreign government or additional states were to pass regulations precluding or limiting the use of pre-employment screening in hiring decisions, our ability to conduct our current business in the applicable jurisdiction could be materially reduced or eliminated.

Our international operations subject us to a broad range of laws and regulations that may be difficult to manage and could expose us to numerous risks that, individually or together, could materially and adversely affect our business.

In 2020, we performed screening services in over 240 countries and territories worldwide. We expect to continue to provide screening services in a large number of countries and territories worldwide and we intend to expand our international operations. Privacy and other laws and regulations governing our operations in these jurisdictions may not be fully developed, may vary significantly, are subject to change from time to time, and may sometimes conflict or be subject to multiple interpretations. Identifying, interpreting and complying with these laws and regulations is difficult, and we cannot be certain we have done so or will correctly do so. As a result, we rely on outside counsel or business personnel in interpreting or applying local laws and regulations, which generally is limited, or on our clients’ or local vendors’ knowledge of such laws and regulations. In addition, a significant portion of our operations, including screening fulfillment, are conducted through subsidiaries in Mumbai, India and Manila, the Philippines.

Our international operations, including our screening fulfillment operations in India and the Philippines, may subject us to additional risks and challenges, particularly with respect to:

•	obtaining qualified, reliable data sources and vendors that cover international markets on reasonable terms, if at all;

•

the need to develop, localize, and adapt our products and services for specific countries, including translation into foreign languages, localization of contracts for different legal jurisdictions, and associated expenses;

•

compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, privacy, intellectual property and data protection laws and regulations;

•	potentially weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights;

•	laws, customs and business practices favoring local competitors;

•	foreign exchange controls that might prevent us from repatriating cash to the United States;

•	increased financial accounting and reporting burdens and complexities;

•	potential negative consequences from changes to taxation policies, including unfavorable foreign tax rules;

•	enforcing contracts under foreign legal systems, as well as defending claims brought in jurisdictions outside the United States;

•	difficulties in appropriately staffing and managing foreign operations and providing appropriate compensation for local markets;

•

increased costs and risks of developing and managing global operations, including our potential failure to implement global best practices, experiences of employee dissatisfaction and the improper allocation of resources, as a result of distance as well as language and cultural differences;

•	labor disturbances;

•	new and different sources of competition;

•	currency fluctuations that could affect our margins on international services or could increase the cost of labor at our India and Philippines subsidiaries;

•	non-compliance with applicable currency exchange control regulations, transfer pricing regulations, or other similar regulations;

•	geopolitical unrest, which could cause disruptions in our business, limit our ability to conduct business in certain jurisdictions or cause us to change our business practices; and

•	trade relations, security and economic instability, regional or international conflicts and the outbreak of pandemics or diseases.

Operating and expanding our business internationally could require us to incur additional compliance costs, which may be significant, or could subject us to substantial liability, including civil and criminal penalties and fines, restrictions on our operations, and breach of contract or indemnification claims by our clients and data suppliers, for failure to adequately comply in any or all of these jurisdictions. Any such cost or liability could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with economic sanctions, anti-corruption and anti-money laundering laws and similar laws associated primarily with our activities outside of the United States could subject us to penalties and other material adverse consequences.

We are subject to various trade restrictions, including economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. Such trade controls prohibit or restrict transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea and the Crimea Region of Ukraine. We maintain policies and procedures designed to ensure compliance with applicable sanctions and export controls, including those imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce’s Bureau of Industry and Security, Her Majesty’s Treasury and the EU or EU member states. As part of our business, we engage in limited interactions involving certain countries that are targets of economic sanctions, including obtaining or verifying information that is located in such countries. We believe that such interactions are conducted in compliance with applicable trade controls in accordance with relevant legal exemptions and authorizations. However, our employees, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of laws and regulations and our policies for which we may be ultimately responsible and our policies and procedures may not be adequate in protecting us from liability. Any such violation could have a material adverse effect on our reputation, client relationships, business, results of operations and prospects.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to anti-bribery, anti-corruption and anti-money laundering laws in the countries in which we operate, including the U.S.

Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and the U.K. Bribery Act. These laws generally prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments of anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any improper advantage. Many anti-corruption laws also prohibit commercial bribery (i.e., bribery involving private parties) and soliciting and receiving bribes. In addition, U.S. public companies are required to maintain books and records that accurately and fairly represent their transactions and to have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws, and governmental authorities in the United States and elsewhere could seek to impose substantial civil or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have implemented an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws. However, our employees, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Such actions could have a material adverse effect on our reputation, business, results of operations and prospects.

Violation of applicable trade controls, anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, disgorgement of profits, injunctions, suspension or debarment from U.S. government contracts and other remedial measures, any of which could have a materially adverse effect on our reputation, business, financial condition, results of operations and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Further, we cannot predict the nature, scope or effect of future regulatory requirements, including changes that may affect existing regulatory exceptions, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted.

Risks Related to Intellectual Property, Security and Data Privacy

We collect, host, store, transfer, disclose, use, secure and retain and dispose of personal information. Security breaches may result in the disclosure of confidential information and improper use of information may negatively affect our business and harm our reputation.

Our products and services involve the collection and transmission of confidential and sensitive information of our clients and their existing and potential employees, including personal information such as: social security numbers and their foreign equivalents, driver’s license numbers, dates of birth, addresses, identity verification information (such as government issued identification or passport numbers) and other sensitive personal and business information, which subjects us to potential liability from clients, consumers, data subjects, third parties and government authorities relating to claims of legal or regulatory non-compliance, defamation, invasion of privacy, false light, negligence, intellectual property infringement, misappropriation or other violation and/or other related causes of action. A security breach in our facilities, platforms, computer networks, systems or databases (or those of our third-party service providers) or employee error or misconduct could expose us to a risk of loss of, or unauthorized access to and misappropriation or compromise of, this personal information, which could result in adverse publicity and harm our business and reputation and result in a loss of clients, system interruptions or the imposition of fines or other penalties by governmental agencies and claims by our clients and their candidates and employees. Further, the global security environment grows increasingly challenging as attacks on information technology systems continue to grow in frequency, complexity and sophistication and our systems may be targeted and vulnerable to physical break-ins, computer viruses, ransomware, loss or destruction of data, other malicious code, or unauthorized access or attacks by hackers, employee malfeasance and similar intrusions. Outside parties may also attempt to fraudulently induce employees to take actions, including the release of proprietary business or personal information or to make fraudulent payments through illegal electronic spamming, phishing, spear phishing or other tactics. Certain of these malicious parties may be state-sponsored and supported by significant financial and technological resources. Although this is a global problem, it may affect us more than other businesses because malevolent parties may focus on the amount and type of personal and business information that we collect, host, store, transfer, process, disclose, use, secure, retain and dispose of. If unauthorized parties gain access to our products or services or our platforms, computer networks, systems or databases, or if authorized parties utilize our products or services for non-permissible purposes, they may be able to steal, publish, delete or modify the confidential and third-party personal information in our control. Any inability to protect the security, integrity and privacy of our data and electronic transactions, or any misuse of our information services by our clients, employees or hackers, could cause significant harm to our business and reputation and result in significant liability. Additionally, due to the COVID-19 pandemic, there is an increased risk that we may experience cybersecurity related incidents as a result of our employees, service providers and third parties working remotely on less secure systems. Techniques used to obtain unauthorized access or to sabotage systems change frequently, are increasingly complex and sophisticated and may be difficult to detect for long periods of time and generally are not discovered until after they have been launched against or infiltrated a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

An actual or perceived breach of our security could have one or more of the following material and adverse effects:

•	deter clients from using our products and services and harm our reputation;

•	expose clients to the risk of financial or medical identity theft;

•	expose us to liability;

•	increase operating expenses to correct problems caused by the breach;

•	deter data suppliers from supplying information to us;

•	affect our ability to meet clients’ expectations;

•	divert management focus; or

•

lead to inquiries from, or sanctions or penalties imposed by, governmental authorities, such as the Federal Trade Commission, data protection supervisory authorities or state attorneys general, each of which has imposed significant penalties on companies that have failed to adequately protect personal data, and U.S. states’ attorneys general, who have authority to impose fines or penalties with respect to breaches under state laws.

We rely on a variety of security measures, software, tools and monitoring to provide security for our processing, transmission and storage of personal information and other confidential information. We also rely on third-party service providers to process some of our data and any failure by such third parties to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us similar to an incident directly on our systems. Although none of the data or cybersecurity incidents that we have encountered to date have materially affected us, we cannot assure that we or our third-party service providers will not experience any future security breaches, cyber-attacks or unauthorized disclosures, particularly given the continuously evolving nature of tools and methods used by hackers and cyber criminals. Our information technology systems may be vulnerable to computer viruses or physical or electronic intrusions that our security measures may not detect.

Furthermore, federal and state regulators and many federal and state laws and regulations require notice of certain data security breaches that involve personal information, which, if applicable, could lead to widespread negative publicity, which may cause our clients to lose confidence in the effectiveness of our data security measures. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating, and putting in place additional measures designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents. These costs may include, but are not limited to, retaining the services of cybersecurity vendors and service providers, compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. While we maintain insurance coverage that, subject to policy terms and conditions, is designed to cover losses or claims that may arise in connection with certain aspects of data and cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim.

If we are unable to fully protect the security and privacy of our data and electronic transactions, including through updates to our products and applications, or if we or our third-party service providers are unable to prevent any data security breach, incident, unauthorized access, and/or misuse of our information by our clients, employees, vendors, or hackers, it could result in significant liability (including litigation and regulatory actions and fines), cause lasting harm to our brand and reputation and cause us to lose existing clients and fail to win new clients.

Failure to comply with privacy, data protection and cybersecurity laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other material adverse consequences.

The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal information required to provide our products and services is subject to federal, state and foreign privacy, data and consumer protection and cybersecurity laws. These laws, which are not uniform, generally do one or more of the following: regulate the collection, storage, hosting, transfer (including in some cases, the transfer outside the country of collection), processing, disclosure, use, security and retention and destruction of personal information; require notice to individuals of privacy practices; and give individuals certain rights with respect to their personal information. A growing trend of laws and regulations in this area is to provide for mandatory consumer notification to affected individuals, clients, data protection authorities and/or other regulators in the event of a data breach, and further expansion of requirements is possible. Further, if our practices or products are perceived to constitute an invasion of privacy, we may be subject to increased scrutiny and public criticism, litigation, and reputational harm, which could disrupt our business and expose us to liability. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among us and our subsidiaries. The GDPR, the U.K. data protection regime (“U.K. GDPR”) consisting primarily of the UK General Data Protection Regulation, effective as of January 1, 2021, and the UK Data Protection Act 2018, as amended on January 1, 2021, which supplements the UK General Data Protection Regulation, and the Health Insurance Portability and Accountability Act in the United States (“HIPAA”), and the California Consumer Privacy Act (“CCPA”) are among some of the more comprehensive of these laws.

The scope and interpretation of data privacy and cybersecurity regulations continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely in the near future internationally and within the U.S. at both state and federal levels. For example, the CCPA, which came into effect on January 1, 2020, requires companies that collect personal information about California residents to make new disclosures to those residents about their data collection, use and sharing practices, allows residents to opt out of certain data sharing with third parties, and provides a new cause of action for data breaches. Additionally, although not effective until January 1, 2023, the California Privacy Rights Act (“CPRA”), which expands upon the CCPA, was passed on November 3, 2020. The CCPA requires (and the CPRA will require) covered companies to, among other things, provide new disclosures to California consumers, and affords such consumers new privacy rights such as the ability to opt-out of certain sales of personal information and expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used and shared. The CCPA exempts much of the data that is covered by FCRA and DPPA and, therefore, much of our data is not subject to the CCPA. However, information we hold about individual residents of California that is not subject to FCRA and DPPA would be subject to the CCPA. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. Further, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), another comprehensive state privacy law, which will also be effective January 1, 2023. The CCPA, CPRA, and CDPA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, and the results of our operations or prospects. There are also laws and regulations governing the collection and use of biometric information, such as fingerprints and face prints. For example, Illinois Biometric Information Privacy Act (“BIPA”) applies to the collection and use of “biometric identifiers” and “biometric information” which include finger and face prints. A business required to comply with BIPA is not permitted to sell, lease, trade or otherwise profit from biometric identifiers or biometric information it collects, and is also under obligations to have a written policy with respect to the retention and destruction of all biometric identifiers and biometric information; ensure that it informs the subject of the collection and the purpose of the collection and obtains consent for such collection; and obtain consent for any disclosure of biometric identifiers or biometric information. Individuals are afforded a private right of action under BIPA and may recover statutory damages equal to the greater of $1,000 or actual damages and reasonable attorneys’ fees and costs. Several class action lawsuits have been brought under BIPA, as the statute is broad and still being interpreted by the courts. Additionally, a number of other proposals exist for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs and materially adversely affect our business. To the extent that regulation of data privacy and cybersecurity continues to increase, we may incur additional compliance costs and may be exposed to increased noncompliance risk.

Both the GDPR and the U.K. GDPR impose stringent operational requirements for entities processing personal information including requirements to provide detailed disclosures about how personal information is processed, demonstrate an appropriate legal basis and grant significant rights for data subjects. The GDPR, national implementing legislation in European Economic Area (“EEA”) member states, and the UK GDPR impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data (including the right to access, to be “forgotten” and the right to data portability), imposing an obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; maintaining a record of data processing; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. In addition, both regimes impose significant penalties for non-compliance. In particular, under the GDPR/U.K. GDPR, fines of up to 20 million euros / £17.5 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR/U.K. GDPR requirements. Such penalties are in addition to any civil litigation claims by data subjects (which may result in significant compensation or damages liabilities), potential regulatory investigations, reputational damage, consent orders, orders to cease/change the way we process or transfer personal information, enforcement notices, compulsory audits, resolution agreements, requirements to take particular actions with respect to training, policies or other activities.

Complying with these laws and requirements, including the enhanced obligations imposed by the GDPR/U.K. GDPR, HIPAA, CCPA and BIPA may result in significant costs to our business and require us to modify our data processing practices and policies, cease offering certain products and services, and incur substantial costs and potential liability in an effort to comply with such laws and regulation. While the GDPR applies uniformly across the EU, each EU member state is permitted to issue nation-specific data protection legislation, which has created inconsistencies on a country-by-country basis. Moreover, Brexit (as defined below) has created further uncertainty and could result in the application of new data privacy and protection laws and standards to our operations in the United Kingdom, our handling of personal data of users located in the United Kingdom, and transfers of personal data between the EU and the United Kingdom. Today, U.K. GDPR largely mirrors the GDPR. Reflecting this, on June 28, 2021, the European Commission adopted an adequacy decision which provides for the free transfer of personal data from the EU to the United Kingdom. In its decision, the European Commission included a sunset clause, which provides that it will automatically expire four years from its entry into force subject to renewal only if the United Kingdom continues to ensure an adequate level of data protection. In announcing the decision, it was further noted that there will be close monitoring of the United Kingdom system as it evolves and that the European Commission may intervene at any time if the level of data protection in the United Kingdom deviates from the level of protection in place at the time of the decision. If the United Kingdom does not retain its positive adequacy decision from the EU, we may be required to implement new processes and put new agreements in place, such as standard contractual clauses, to govern any transfers of personal data from the EU to the United Kingdom. In addition, Brexit and the subsequent implementation of the U.K. GDPR will expose us to two parallel data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations. On July 16, 2020, the European Court of Justice invalidated the EU-U.S. Privacy Shield Framework, a mechanism under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield Framework. The court also called into question the Standard Contractual Clauses (“SCCs”), another lawful mechanism for cross-border transfers of personal data, noting adequate safeguards must be met for SCCs to be valid. Any unauthorized disclosure of personal information could also be expensive to defend, damage our reputation and materially adversely affect our business, financial condition and results of operations. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in significant regulatory penalties and legal liability and damage our reputation. Due to the substantial number of state, local and international jurisdictions in which we operate, there also is a risk that we may be unable to adequately monitor actual or proposed changes in, or the interpretation of, the laws or governmental regulations of such U.S. states and localities. Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and such measures may have been or may prove to be insufficient or incorrect, and any delay in our compliance with changes in such laws or governmental regulations could result in potential fines, penalties, or other sanctions for non-compliance. In addition, data security events and concerns about privacy abuses by other companies are changing consumer and social expectations for enhanced privacy and data protection. Any failure or perceived failure by us or any other third parties with whom we do business to comply with these laws, rules, regulations, and standards, or with other obligations (including contractual obligations) to which we or they may be or may become subject, may result in actions against us or them by governmental entities, private claims and litigations, fines, penalties, or other liabilities or result in orders or consent decrees forcing us or them to modify our or their business practices. Additionally, changes in these laws and requirements, including limitations on information permitted to be used in employment-related screenings, could limit our clients’ uses of personal information and could result in reduced demand for our products and services.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. If a third party successfully asserts a claim that we are infringing its proprietary rights, then royalty or licensing agreements might not be available on terms we find acceptable or at all. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third parties. These claims, whether or not successful, could require significant management time and attention; result in costly and time-consuming litigation and the payment of substantial damages; require us to expend additional development resources to redesign our products and services to avoid infringement or discontinue the sale of our products and services; create negative publicity that adversely affects our reputation and brand and the demand for our products and services; or require us to indemnify our clients. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management’s time, which could adversely affect our business.

If our trademarks, trade names, and confidential information are not adequately protected, we may lose our competitive advantage in our target markets.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our target markets and our business may be adversely affected. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity, possibly leading to market confusion and potentially leading us to pursue legal action. In addition, there could be trade name or trademark infringement allegations brought by owners of other trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could materially adversely affect our business, financial condition or results of operations.

We currently rely upon trade secret protection, as well as non-disclosure agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. We cannot guarantee that we will be successful in maintaining, protecting, or enforcing the confidentiality of our trade secrets or that our non-disclosure agreements will provide sufficient protection of our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or other disclosure. Further, we cannot provide any assurances that our employees, consultants and third parties will not breach the agreements and disclose our proprietary information, including our trade secrets. Additionally, we rely upon invention assignment agreements with our employees and certain of our consultants and other third parties. If we do not protect our intellectual property adequately, competitors may be able to use our methods and databases and thereby erode any competitive advantages we may have.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary methods and technologies are effectively maintained as trade secrets, and we have taken necessary security measures to protect this information. These measures alone, however, may not provide adequate protection for our trade secrets, know-how or other confidential information. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed. Additionally, enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. It is also possible that our trade secrets will become known by some other mechanism or independently developed by our competitors, and we would have no right to prevent them from using that technology or information to compete with us.

Risks Generally Related to Our Business

Our growth depends on the success of our strategic relationships with third parties as well as our ability to successfully integrate our applications with a variety of third-party technologies.

We depend on relationships with third parties and are also dependent on third parties for the license of certain software and development tools that are incorporated into or used with our applications. If the operations of these third parties are disrupted or any of these third parties are unwilling or unable to continue to provide a critical product or service, and we are unable to make alternative arrangements for the supply of such product or service on commercially reasonable terms or a timely basis, or at all, our own operations may suffer, which could materially adversely affect our operating results. In addition, we rely upon licensed third-party software to help improve our internal systems, processes, and controls. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. The priorities and objectives of these third-party service providers may differ from ours and we may be at a disadvantage if our competitors are effective in providing incentives to third parties to favor their products or services or to prevent or reduce use of our services, or in negotiating better rates or terms with such third parties. Acquisitions of our partners by our competitors could end our strategic relationship with the acquired partner and result in a decrease in the number of our current and potential clients, or the support services available for third-party technology may be negatively affected by mergers and consolidation in the software industry. In addition, like us, third parties are vulnerable to operational and technological disruptions, and we may have limited remedies against these third parties in the event of product or service disruptions. If we are unsuccessful in establishing or maintaining our relationships with these third parties, or in monitoring the quality of their products and services or performance, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer.

To the extent that our applications depend upon the successful integration and operation of third-party software in conjunction with our software, any current or future undetected errors, failures, bugs or defects in our applications or this third-party software, especially when updates or new products or software are released, as well as cybersecurity threats or attacks related to such software, could prevent the deployment or impair the functionality of our applications, delay new application introductions, result in a failure of our applications, result in increased costs, including claims from clients, and injure our reputation. Our applications and third-party software are used in IT environments with different operating systems, system management software, devices, databases, servers, storage, middleware, custom, and third-party applications and equipment and networking configurations, which may cause errors, failures, bugs, or defects in the IT environment into which such software and technology are deployed. This diversity increases the likelihood of errors, failures, bugs, or defects in those IT environments. Any real or perceived errors, failures, bugs or defects in our products could result in negative publicity, loss of or delay in market acceptance of our products and harm to our brand, weakening of our competitive position, claims by clients for losses sustained by them or failure to meet the stated service level commitments in our client agreements as well as impair our ability to attract new clients or retain existing clients. Furthermore, software may not continue to be available to us on commercially reasonable terms. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Integration of new software into our applications may require significant work and require substantial investment of our time and resources.

We also need to continuously modify and enhance our applications to keep pace with changes in third-party technologies, and other third-party software, communication, browser and database technologies. We must also appropriately balance the application capability demands of our current clients with the capabilities required to serve the broader market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our product development expenses. Any failure of our applications to operate effectively with future network platforms and other third-party technologies could reduce the demand for our applications, result in client and end user dissatisfaction, and materially adversely affect our business and operating results. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could materially impair our ability to provide products and services to our clients in a timely manner, cause us to lose clients, limit us to smaller deployments of our products and services, or increase our technical support costs.

The success of our business depends in part on our relationships with our partners and vendors.

From time to time we enter into relationships with certain partners and vendors, some of which offer highly specialized services. If any of these partners or vendors were to cease providing their services, elect to not renew their agreements with us on commercially reasonable terms or at all, breach their agreements with us or fail to satisfy our expectations, whether due to exclusivity arrangements with our competitors, acquisition by one of our competitors, vendor consolidation, regulation or otherwise, we may not be able to find a suitable replacement on commercially reasonable terms or at all. If a vendor raises the costs for its services, we may not be able to pass through such cost increases to our clients. If a partner or vendor updates its products without providing sufficient notice to us, there could be disruptions, which could result in errors, delays, and interruptions.

We have developed a comprehensive integration platform by partnering with leading HCM and ATS platforms to integrate our front-end client interface into our clients’ systems. However, if any of these HCM or ATS platforms were to enter into an exclusivity arrangement with one of our competitors or we were to otherwise lose the partnership, we could lose not only the partnership with the HCM or ATS platform but the clients using the platform as well. Further, if any of these platforms were to be disrupted, our ability to deliver our products and services would be adversely affected.

Losses of our partner or vendor relationships as described above, disruptions of our partner platforms, or changes to partners’ or vendors’ capabilities or the terms or our relationships could materially adversely affect our business, financial condition and results of operations.

A failure, disruption or change to the cost of the computing services that we utilize could have a materially adverse effect on our business and results of operations.

Our technology infrastructure is critical to the performance of our front-end client interface as well as our fulfillment and operating systems. Substantially all of our technology platform and company systems run on a complex distributed system, commonly referred to as cloud computing. There can be no assurance that our transition to cloud computing will be without operational interruptions or other disruptions. We own, operate and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control and which would require significant time and expense to replace. We rely on these third parties to host our applications and to provide continuous power, cooling, internet connectivity and physical and technological security for our servers, and our operations depend in part on their ability to protect their systems and facilities against any damage or interruption from natural disasters, such as earthquakes and hurricanes, power or telecommunication failures, human error, usage spikes, fires, floods and other catastrophic events, terrorist attacks, malicious attacks, vandalism, sabotage and similar events. The occurrence of such an event or other damage to, failure of, or unanticipated problem at a facility, or a decision to close a facility without adequate notice, could result in lengthy interruptions to our cloud-based technology platform. The third parties that we rely on to host our technology infrastructure may not have redundancy for all of their systems, and even with current and planned disaster recovery arrangements, any failure or interruption in the services provided by these third parties could disrupt our business, including by preventing clients from accessing our products and services, and we could suffer financial loss, liability to clients, loss of clients, regulatory intervention or damage to our reputation, any of which could have a material adverse effect on our business, financial condition and results of operations. Further, we cannot guarantee that our current or future third-party cloud providers will keep up with our increasing capacity needs or client demand. In addition, our users depend on internet service providers, online service providers, and other website operators for access to our systems. These providers could experience outages, delays, and other difficulties due to system failures unrelated to our systems, events which are beyond our control, or mitigation. Also, in the event of such a failure or interruption, insurance may not be adequate to cover us for all risks to which we are exposed or may not be available to cover any losses that we may incur.

We incur significant costs with our third-party data hosting services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to pass through such fee increases to our clients. In addition, if any of these third-party vendors cease providing services, elect to not renew their agreements with us on commercially reasonable terms or at all, breach their agreements with us or fail to satisfy our expectations, our operations could be disrupted and we could be required to incur significant costs, which could materially adversely affect our business, financial condition and results of operations.

Additionally, any inability of these third parties to keep up with our needs for capacity could have a material adverse effect on our business. Any changes in these third parties’ service levels, or any errors, defects, disruptions, or other performance problems with our applications or the infrastructure on which they run, could materially adversely affect our reputation and may damage our clients’ or other users’ stored files or result in lengthy interruptions in our products and services. Interruptions in our products or services might materially adversely affect our reputation and operating results, cause us to issue refunds or service credits to clients, subject us to potential liabilities, or result in contract terminations or loss of clients.

Systems failures, interruptions or delays in service, including due to natural disasters or other catastrophic events, could delay and disrupt our services, which could materially harm our business and reputation.

Our business depends on the efficient and uninterrupted operation of our systems, networks and infrastructure. We cannot assure you that we, or our third-party service providers, will not experience systems failures or business interruptions. Our systems, networks, infrastructure and other operations are vulnerable to impact or interruption from a wide variety of causes, including: power, internet or telecommunications failures; hardware failures or software errors; human error, acts of vandalism or sabotage; catastrophic events, such as natural disasters, extreme weather events or acts of war or terrorism; malicious cyber-attacks or cyber incidents, such as unauthorized access, ransomware, loss or destruction of data, computer viruses or other malicious code; and the loss or failure of systems over which we have no control, such as loss of support services from critical third-party service providers. In addition, we may also face significant increases in our use of power and data storage and may experience a shortage of capacity or increased costs associated with such usage.

Any failure of, or significant interruption, delay or disruption to, or security breaches affecting, our platforms, systems, networks or infrastructure could result in disruption to our operations, including disruptions in service to our clients; cause us to incur significant expense to repair, replace or remediate systems, networks or infrastructure; harm our brand and reputation; divert our employees’ attention; reduce our revenue; subject us to liability; cause us to breach service level contract obligations or cause us to issue credits or lose clients, any of which could materially adversely affect our business, financial condition and results of operations.

We internally support and maintain many of our systems and networks, including those underlying our products and services; however, we may not have sufficient personnel to properly respond to all system, network or infrastructure problems. Our failure to monitor or maintain our systems, networks and infrastructure, including those maintained or supported by our third-party service providers, or to find a replacement for defective or obsolete components within our systems, networks and infrastructure in a timely and cost-effective manner when necessary, would have a material adverse effect on our business, financial condition and results of operations. While we generally have disaster recovery and business continuity plans for much of our business, including redundant systems, networks, computer software and hardware and data centers to mitigate interruption to our normal course of business, our systems, networks and infrastructure may not always be fully redundant and our disaster recovery and business continuity plans may not always be sufficient, effective or implemented properly. Similarly, although some contracts with our third-party service providers require adequate disaster recovery or business continuity capabilities, we cannot be certain that these will be adequate or implemented properly. Our disaster recovery and business continuity plans are heavily reliant on the availability of the internet and mobile phone technology, so any disruption of those systems would likely affect our ability to recover promptly from a crisis situation. If we are unable to execute our disaster recovery and business continuity plans, or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

Our business, financial condition and results of operations could be materially adversely affected by unfavorable conditions in the general economy.

The substantial majority of our revenues are derived from pre-employment screening services. Unfavorable conditions in the general economy, such as the downturn experienced as a result of the COVID-19 pandemic, could result in reduced demand for our products and services, as our revenues are dependent upon general economic and hiring conditions and upon conditions in the industries we serve. To the extent that the economy in general or labor market conditions in particular deteriorate, our existing and potential clients may slow or defer hiring, and may be reluctant to increase expenditures on employee screening. In addition, individuals may choose to change employment less frequently during an economic downturn. This could interfere with our growth strategy of increasing the number of background screens performed by, and average revenue per order of, our client base, and could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has disrupted the U.S. and global economies and put an unprecedented strain on businesses around the world. In response to the COVID-19 pandemic, many companies temporarily closed their offices and instituted hiring freezes. These measures had a negative effect on our revenue growth rates and other financial metrics from mid-March through October 2020. We have experienced and may continue to experience increased delays in hiring activity from existing and prospective clients and a reduction in client demand, particularly in the industries most affected by the COVID-19 pandemic. We may also experience a reduction in client spend and delayed payments, which could materially affect our business, financial condition and results of operations.

It is not possible for us to estimate the duration or magnitude of the adverse results of the COVID-19 pandemic and its effects on our business, financial condition or results of operations at this time. Any future economic downturn may have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant competition, and if we fail to compete successfully, our sales could decline and our business, financial condition and results of operations could be materially adversely affected.

The market for global background screening and identity verification services is highly fragmented and competitive. We compete for business based on numerous factors, including service speed, accuracy and results, ease-of-use, breadth of offering, fulfillment reliability, reputation, client service, platform quality, and price. We compete with a diverse group of screening companies, including global full-suite players characterized by their global scale and enterprise offerings; mid-tier players that tend to focus on a particular geographic region, industry or product line; and small independent background screening players that typically serve small- to medium-sized businesses. New entrants to the market have in the past emerged, both as start-ups as well as participants in adjacent sectors such as applicant tracking systems and payroll processing companies that seek to integrate background screening into their onboarding products and solutions, and may emerge in the future, which would further increase competition. Additionally, our clients may also decide to insource work that has been traditionally outsourced to us. Some of our competitors are larger than us, have more resources than we do, have more expertise in certain industries than we do, are better financed than we are, or provide more specialized or diversified services than we do. Due in part to their size and resources, certain competitors may be in a better position to reallocate resources and anticipate and respond to existing and changing client preferences and requirements, emerging technologies and market trends. Also, our status as a public company will give our competitors access to information about us and our business, while we may not have access to similar information about them. Our competitors have imitated or attempted to imitate, and will likely continue to imitate or attempt to imitate, our services and branding, which could harm our business and results of operations. We cannot guarantee that others will not independently develop technology and products with the same or similar function to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Further, the intellectual property used in our business generally is not patented, and we therefore rely primarily on other forms of protection, including trade and service marks, trade dress and the strength of our brand. It is also possible that new competitors or alliances or consolidation among competitors may emerge and significantly increase competition. In addition, we face difficulties in competing for clients who already have long-standing relationships with other screening service providers, especially if the products and services provided by such competitors are already integrated into the client’s technology platform or hiring processes, which often creates a barrier to switching providers and increases switching costs for the potential client. Continuing strong competition could result in pricing pressure, increased sales and marketing expenses, loss of clients, and greater investments in research and development. If we fail to successfully compete, our business, financial condition and results of operations could be materially and adversely affected.

While a majority of our U.S. enterprise client contracts are exclusive to us or require Sterling to be used as the primary provider for the duration of their contract, we still rely on our clients’ continuing demand for our products and solutions, our technology, our value proposition, and our brand and reputation to compete. The loss of a significant client or any reduced demand for our products and services by our clients, especially our large clients, would have a negative impact on our business. We cannot guarantee that we will maintain relationships with any of our clients on acceptable terms or at all or retain, renew or expand upon our existing agreements. The failure to do so could negatively affect our business, financial condition, and results of operations.

We may also face increased competition in the identity verification market, including both our online identity-as-a-service suite and our fingerprinting services. Our competitors may develop identity verification services that compete with ours, including biometrics technology that directly competes with or is superior to our own. Additionally, if we are unable to develop new hardware and software or enhance our existing technology in a timely manner in response to technological changes, we will be unable to compete in our chosen markets. Any of these factors as well as any security breaches that affect our identity verification business may make it difficult for us to retain existing clients or attract new clients and may cause our business, financial condition and results of operations to be harmed.

A significant portion of our fulfillment operations, and certain of our technology development operations, subject us to particular risks inherent in operating overseas.

A significant portion of our fulfillment operations and certain of our technology development operations, are conducted, through subsidiaries, in Mumbai, India and Manila, the Philippines, which subjects us to particular risks and challenges inherent in operating overseas. In particular, these operations are subject to local political, security and economic instability, regional conflicts and local risks with respect to the spread of COVID-19 and the responses of local governments, institutions and healthcare providers thereto. If our operations at these sites are disrupted, even for a brief period of time, whether due to malevolent acts, defects, computer viruses, climate change, natural disasters such as earthquakes, fires, hurricanes or floods, power telecommunications failures, or other external events beyond our control, it could result in interruptions in service to our clients, damage to our reputation, harm our client relationships, and reduced revenues and profitability. We may not have sufficient protection or recovery plans in certain circumstances, such as a significant natural disaster, and our business interruption insurance may be insufficient to compensate us for losses that occur. In the case of such an event, client could elect to terminate our relationship, delay or withhold payment to us, or even make claims against us. Such events could have negative impacts on client relationships. Further, misconduct by our overseas employees could result in infringement or misappropriation of our intellectual property, which may be exacerbated by potentially weaker protection for intellectual property and other legal rights than in the United States as well as practical difficulties in enforcing intellectual property and other rights. In addition, currency fluctuations that could increase the cost of labor at our India and Philippines subsidiaries. These risks could prevent us from achieving cost savings or efficiencies from our international operations, and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to upgrade, enhance and expand our technology and services to meet client needs and preferences, or fail to successfully manage the transition to new products and services, the demand for our products and services may materially diminish.

We operate in an industry that is subject to rapid technological advances and changing client needs and preferences. In order to remain competitive and responsive to client demands, we continually upgrade, enhance, and expand our technology, products and services. Our competitors may introduce new products and services that might offer better combinations of price and performance or better address our clients’ needs as compared to our current or future products and services. If we fail to respond successfully to technology challenges and client needs and preferences, the demand for our products and services may diminish. In addition, investment in product development often involves a long return on investment cycle. We have made and expect to continue to make significant investments in product development. We must continue to dedicate a significant amount of resources to our development efforts before knowing to what extent our investments will result in products the market will accept and we cannot assure you that any such products that we develop or offer will be produced economically. The expenses or losses associated with unsuccessful product development, or a lack of market acceptance of new products, could materially adversely affect our business, financial condition and results of operation. For example, the final phase of Project Ignite may not be successful and we may not be able to unify our clients onto a single global platform. In addition, our business could be adversely affected in periods surrounding our new product introductions if clients delay purchasing decisions to evaluate the new product offerings. Furthermore, we may not execute successfully on our product development strategy, including because of challenges with regard to product planning and timing and technical hurdles that we fail to overcome in a timely fashion.

Additionally, unexpected delays and difficulties can occur as clients implement and test our products and services. Implementation typically involves integration with our clients’ and third-party systems and internal processes, as well as adding client and third-party data to our platform. This can be complex and time-consuming for our clients and can result in delays. We provide our clients with upfront estimates regarding the duration and resources associated with the implementation of our products and solutions. However, delays may occur due to discoveries made during the implementation process, such as unique or unusual client requirements or our internal limitations. If we are unable to resolve these issues and we fail to meet the upfront estimates and the expectations of our clients, it could result in client dissatisfaction, loss of clients, delays in generating revenues, or negative brand perception about us and our products and services. Our implementation cycles could also be disrupted by factors outside of our control, such as deficiencies in the platform of our clients or third-party ATS or HCM systems, which could materially adversely affect our business, financial condition and results of operations.

We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.

We have incurred operating losses in recent years, including net losses of $46.7 million and $52.3 million for the years ended December 31, 2019 and 2020, respectively, and may continue to incur net losses in the future. We expect our operating expenses to increase in the future as we continue our growth initiatives by focusing on expanding into new geographies, developing new products and services and investing in our technology, focusing on new partnerships and as a result of legal, accounting, and other expenses related to operating as a public company. These initiatives and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the COVID-19 pandemic or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

Our recent growth rates may not be sustainable or indicative of future growth.

We have experienced significant growth in several recent periods. Revenue increased from $460.0 million for the year ended December 31, 2018 to $497.1 million for the year ended December 31, 2019. While revenue for the year ended December 31, 2020 was $454.1 million, reflecting the effects of the COVID-19 pandemic, revenue for the quarter ended December 31, 2020 increased 5.8% compared to the quarter ended December 31, 2019, and revenue for the six months ended June 30, 2021 increased 43.6% compared to the six months ended June 30, 2020. These historical rates of growth may not be sustainable or indicative of our future rate of growth. We have also recently experienced increased demand for our products and services as hiring demand increased in the fourth quarter of 2020 as a result of reduced shelter-in-place orders, quarantine restrictions and other preventative measures that were instituted to slow the global spread of the COVID-19 pandemic. We cannot predict the extent to which such increased hiring trends will continue. Furthermore, any future outbreaks or resurgences may result in additional preventative measures, which may cause business slowdowns or shutdowns in affected areas and significant economic disruption both globally and in the United States.

Our ability to grow our business will depend, in large part, on our ability to further penetrate our existing markets, attract new clients and identify and effectively invest in growing Verticals. We believe that our continued revenue growth, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to respond to the challenges, risks and difficulties described elsewhere in this prospectus and the extent to which use of our various products and services grows and contributes to our results of operations. Additionally, growing our existing business or executing our business strategy may place significant demands on and strain our personnel and organizational structure, including our management, staff and information systems. To successfully manage our growth, we will also need to maintain appropriate staffing levels and update our operating, financial and other systems, procedures, and controls accordingly and we cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Our growth could be limited if we fail to innovate or adapt to market trends and product innovations adequately. Any new products and services we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenues, and any new markets in which we attempt to sell our products and services, including new countries or regions, may not be receptive or implementation may be delayed. Our future growth will be adversely affected if we do not identify and invest in faster-growing Verticals. In addition, our number of clients and markets may not continue to grow or may decline due to a variety of possible risks, including increased competition. Any of these factors could cause our revenue growth to decline and may materially adversely affect our margins and profitability. Failure to continue our revenue growth or improve margins could have a material adverse effect on our business, financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

Our growth depends, in part, on increasing our presence in the markets that we currently serve, and we may not be successful in doing so.

We believe that our future growth depends not only on continuing to reach our current core market, but also continuing to broaden our client base in the United States; EMEA; APAC and Canada. In these markets, we have faced and may continue to face challenges that are different from those we encounter elsewhere, including competitive, hiring, legal, regulatory, economic, political and other difficulties, such as understanding and accurately predicting the needs and preferences of clients in these markets. We may also encounter difficulties in attracting clients due to a lack of familiarity with or acceptance of our brand. We continue to evaluate marketing efforts and other strategies to expand our client base. In addition, although we are investing in marketing activities to increase market penetration, we cannot assure you that we will be successful. If we are not successful, our business, financial condition and results of operations may be harmed.

We acquire information from a variety of sources to conduct our business, and if some of these sources are not available to us in the future, or if the fees charged by such sources significantly increase, our business may be materially and adversely affected and our profit margins may decline.

We rely extensively upon information derived from a wide variety of sources. We rely on automated technology, our employees and third parties to search public and private sources and obtain data from information companies. We generally do not have long-term agreements with our data suppliers. Some data suppliers, as well as some service suppliers, such as the drug testing laboratories we use, are also owned, or may in the future be acquired, by our competitors, which may make us vulnerable to unpredictable price increases or delays and refusals to renew agreements. Because our contracts with our clients often contain restrictions on the amounts or types of costs that may be passed through to our clients, we may not be able to recover certain of the costs charged to us by our data and service suppliers. Further, our data and service suppliers could increase their fees in the future and we may not be able to pass through such fee increases to our clients. If our data and service suppliers or data sources are no longer able or are unwilling to provide us with certain data or services, including as a result of our noncompliance with laws, regulations or our contractual agreements with them, we will need to find alternative data and service suppliers with comparable breadth and accuracy, which may not be available on acceptable terms or at all. If we are unable to identify and contract with suitable alternative data and service suppliers and integrate them into our service offerings, we could experience service disruptions, increased costs and reduced quality of our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our business, financial condition and results of operations.

We accept a variety of payment methods, including bank checks, electronic funds transfers and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay certain fees that we currently pass through to our clients. However, these fees may increase over time and we may not be able to pass through such fee increases to our clients. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us, or if the cost of using these providers increases, our business could be harmed. We and our payment processing providers are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules, agreements or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or clients, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our clients, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, financial condition, and results of operations.

Additionally, clients may dispute their invoices or otherwise fail to pay for our products and services on a timely basis or at all. In the past, certain clients have sought to slow their payments to us or have filed for bankruptcy protection, resulting in delay or cancelation of their payments to us. If we are unable to collect clients’ fees on a timely basis or at all, bad debt may exceed reserves for such contingencies, and our bad debt exposure may increase over time. Write-offs for bad debt could have a materially negative effect on our business, financial condition and results of operations. Further, we incur costs for any products and services delivered; to the extent that we are not paid timely or at all, our results of operations and financial condition would be adversely impacted.

Sales to government entities and higher-tier contractors to governmental clients involve unique competitive, procurement, budget, administrative and contractual risks, any of which could materially adversely impact our business, financial condition and results of operations.

We derive a portion of our revenues, and intend to derive an increasing portion of our revenues in the future, from sales to U.S. federal, state and local governmental and education clients and higher-tier contractors to governmental clients. Doing business with government entities and their higher-tier contractors presents a variety of risks in addition to those involved in sales to other clients. The procurement process for governments and their agencies is highly competitive, can be time-consuming, requires us to incur significant up-front time and expense, and subjects us to additional compliance risks and costs, without any assurance that we will win a contract. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Demand for our products and services may be affected by public sector budgetary cycles and changes in funding, including reduced, delayed, or unavailable funding or changed spending priorities in any given fiscal cycle, and extended federal government shutdowns, any of which could materially adversely affect demand for our products and services and could impact our ongoing government contracts if government funding for such projects is reduced or eliminated.

We must comply with laws and regulations relating to government contracts, which affect how we do business with our clients and may result in additional costs to our business. Any failure to comply with applicable laws and regulations, including as a result of misconduct by employees, subcontractors, agents, suppliers, business partners and others working on our behalf, could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, financial condition and results of operations. Significant laws and regulations that affect sales to government entities and higher-tier contractors to governmental clients include:

•	federal, state, and local laws and regulations regarding the formation, administration, and performance of government contracts;

•

the federal Civil False Claims Act (and similar state and local false claims acts), which provides for substantial civil penalties for violations, including for submission of or causing the submission of a false or fraudulent claim to the U.S. government for payment or approval; and

•

federal, state, and local laws and regulations regarding procurement integrity, including gratuity, bribery and anti-corruption requirements as well as limitations on political contributions and lobbying.

Further, entities providing services to governments are required to comply with a variety of complex laws, regulations and contractual provisions relating to the formation, administration, or performance of government contracts that give public sector clients substantial rights and remedies, many of which are not typically found in commercial contracts. These may include rights with respect to price protection, the accuracy of information provided to the government, contractor compliance with supplier equal opportunity, socio-economic and affirmative action policies and reporting requirements and other terms that are particular to government contracts. Federal, state and local governments routinely investigate and audit contractors for compliance with these requirements, and the qui tam provisions of the federal Civil False Claims Act (and similar state and local false claims acts) authorize a private person to file civil actions on behalf of the federal and state governments and retain a share of any recovery, which can include treble damages and civil penalties. If it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, costs associated with the triggering of price reduction clauses, fines and suspension or debarment from future government business, and we may suffer reputational damage. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have a material adverse effect on our reputation and reduce our ability to compete for new contracts with both government and commercial clients.

In addition, governmental clients and higher-tier contractors may have contractual, statutory or regulatory rights to modify without our consent or terminate current contracts with us for convenience (for any reason or no reason) or due to a default. If a contract is terminated for convenience, we may only be able to collect fees for products or services delivered prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the client for procuring alternative products or services or be precluded from doing further business with government entities. Governmental clients and higher-tier contractors may also have broad intellectual property rights in products and data developed under our contracts. Compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In addition, government entities may revise existing contract rules and regulations or adopt new contract rules and regulations at any time. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for re-competition.

We may incur impairment charges for our goodwill which would negatively affect our operating results.

As of December 31, 2020, we had goodwill of $831.8 million. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the date the business was acquired. Our goodwill is predominantly a result of the acquisition of Sterling by our Sponsor on June 19, 2015 (the “Sponsor Acquisition”). Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and requires management to use significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives. We do not amortize goodwill that we expect to contribute indefinitely to our cash flows, but instead we evaluate these assets for impairment at least annually, or more frequently if changes in circumstances indicate that a potential impairment could exist. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the acquired assets, divestitures and market capitalization declines may impair our goodwill. Any charges relating to such impairment could materially adversely affect our financial condition and results of operations.

The economic, health and business disruption caused by the COVID-19 pandemic could continue to adversely affect our business, financial condition and results of operations.

Since being reported in December 2019, COVID-19 has spread globally and has been declared a pandemic by the World Health Organization. The COVID-19 pandemic and actions by public health and governmental authorities, businesses, other organizations and individuals to respond to the outbreak, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns have resulted in an economic slowdown and an unprecedented disruption to our business and the businesses of our clients. We cannot predict or control these disruptions, and any such disruptions may have a material adverse effect on our business, financial condition and results of operations. The impacts include, but are not limited to:

•	the increased risk that we may experience cybersecurity related incidents as a result of our employees, service providers, and third parties working remotely on less secure systems;

•	diversion of our management team’s time and attention to respond to the effects of the COVID-19 pandemic on our business and operations;

•	our service levels or ability to fulfill client orders being affected as a result of our employees and their immediate families becoming ill as a result of the COVID-19 pandemic; and

•	a significant disruption of global financial markets, which could negatively affect our ability to access capital in the future.

Our financial performance in 2020 was impacted by the general economic downturn experienced as a result of the COVID-19 pandemic. In response to the COVID-19 pandemic, many of our clients froze headcount, furloughed and terminated employees, deferred hiring and partially or completely shut down their business operations and as a result, we experienced reduced demand for our products and services in industries impacted severely by the COVID-19 pandemic such as brick-and-mortar retail, entertainment, and hospitality. We also incurred incremental costs in connection with the COVID-19 pandemic, including temporarily transitioning our fulfillment teams to a virtual operating model. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic.”

Additionally, new laws and programs have been enacted, and may continue to be enacted, to respond to the COVID-19 pandemic and its effects on the economy. For example, the Families First Coronavirus Response Act (“FFCRA”) and the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) were signed into law in March 2020 and additional relief bills were passed into law in December 2020 and March 2021, each creating numerous new programs, including a paycheck protection program (“PPP”), mandatory employee leave requirements, payroll tax deferral and tax credit programs and other employment- and employment tax-related incentives. We believe that these programs have caused individuals to change employment less frequently and as a result, reduced the demand for our products and services.

Any of these COVID-19 pandemic-related risks could have a material adverse effect on our business, financial condition or results of operations. The extent to which the COVID-19 pandemic will affect our business remains uncertain and will depend on a variety of changing factors that we may not be able to accurately predict, such as the duration and scope of the pandemic, the potential for a resurgence of cases, the impact of variants, the disruption of the national and global economy, the duration of the economic downturn, the laws, programs and actions that governments will enact or take, including the continuing rollout of vaccines and the availability of vaccine doses to the general public, the extent to which our clients’ businesses contract or fail, the extent to which our own operations are affected by office closures, remote work or infections, and how quickly and to what extent normal economic and operating conditions can resume. Any of these factors could exacerbate the risks and uncertainties identified above.

To the extent our clients reduce their operations, downsize their screening programs, or otherwise demand fewer of our products and solutions, our business could be materially adversely impacted.

Demand for our products and services is subject to our clients’ continual evaluation of their need for our products and services and is impacted by several factors, including their budget availability, hiring, and workforce needs, and a changing regulatory landscape. Demand for our offerings is also dependent on the size of our clients’ operations. Our clients could reduce their operations for a variety of reasons, including general economic slowdown, divestitures and spin-offs, business model disruption, poor financial performance, or as a result of increasing workforce automation. Demand for drug screenings may decline as a result of evolving U.S. drug laws. For example, the legalization of cannabis in several U.S. states has led to a decrease in orders for marijuana screenings. Our revenues may be significantly reduced should our clients decide to downsize their screening programs or take such programs in-house.

We are subject to risks relating to public opinion, which may be magnified by incidents or adverse publicity concerning our industry or operations.

We operate in an industry that involves the risk of negative publicity, especially relating to cybersecurity, privacy, and data protection, and adverse developments with respect to our industry may also, by association, negatively impact our reputation. For example, when information services companies are involved in high-profile events involving data theft, these events could result in increased legal and regulatory scrutiny, adverse publicity, and potential litigation concerning the commercial use of such information for our industry in general. If there is a perception that the practices of our business or our industry constitute an invasion of privacy, our business and results of operations may be negatively impacted. There have been and may continue to be perception issues, social stigmas and negative media attention regarding the collection, use, accuracy, correction and sharing of personal data, which could materially adversely affect our business, financial condition and results of operations.

Seasonality may cause our operating results to fluctuate from quarter to quarter.

Demand for our products and services, and our revenue, is affected seasonally by macroeconomic hiring trends. Typically, revenue acceleration begins towards the end of the first quarter, peaking in the third quarter as hiring accelerates across Verticals. The fourth quarter, ending December 31, is typically our lowest revenue quarter due to a general market trend of lower hiring during the latter half of December due to the holidays. Certain clients across various industries also historically ramp up their hiring throughout the first half of the year as winter concludes, commercial activity tied to outdoor activities increases, and the school year ends, giving rise to student and graduate hiring.

In addition, clients may elect to complete post-onboarding screening such as workforce re-screens and other products at different periods and intervals during any given year. It is not always possible to accurately forecast the timing and magnitude of these projects.

Further, digital transformation, growth in e-commerce, and other economic shifts can impact seasonality trends, making it difficult for us to predict how our seasonality may evolve in the future. As a result, it may be difficult to forecast our results of operations accurately, and there can be no assurance that the results of any particular quarter or other period will serve as an indication of our future performance.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

Our Sponsor controls us and their interests may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor will control approximately 65.9% of the voting power of our common stock (or 63.8%, if the underwriters exercise in full their option to purchase additional shares of common stock). For so long as our Sponsor continues to own a significant percentage of our common stock, our Sponsor will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our amended and restated certificate of incorporation or amended and restated bylaws and other significant corporate transactions. Accordingly, for such period of time as our Sponsor holds a controlling interest in us, our Sponsor will have significant influence with respect to our management, business plans and policies. In particular, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Our Sponsor and its affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Following this offering, four of our ten directors will be affiliated with our Sponsor. These persons will have fiduciary duties both to us and to our Sponsor. As a result, they may have real or apparent conflicts of interest on matters affecting both us and our Sponsor, which in some circumstances may have interests adverse to ours. Our amended and restated certificate of incorporation will generally permit our Sponsor, its affiliates, our non-employee directors and their affiliates to engage, directly or indirectly, in the same lines of business in which we operate or otherwise to compete with us. Our Sponsor and its affiliates may also pursue acquisition opportunities that would be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor and its affiliates may have an interest in us pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

Our substantial indebtedness could adversely affect our financial condition and limit our ability to raise additional capital to fund our operations.

We have a substantial amount of indebtedness. As of June 30, 2021, we had total indebtedness of $613.6 million remaining on our original principal amount of term loan (the “Term loan”) of $655.0 million. Additionally, we have $0.9 million of letters of credit outstanding under our $85.0 million Revolving Credit Facility, with $84.1 million in additional borrowing capacity thereunder and upon the consummation of this offering, our Revolving Credit Facility will automatically increase to $140.0 million.

Our high level of indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions or other general corporate requirements;

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requiring a substantial portion of our cash flows to be dedicated to debt service payments or debt repayment instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions or other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

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exposing us to the risk of increased interest rates as borrowings under our Credit Agreement (to the extent not hedged) bear interest at variable rates, which could further adversely affect our cash flows;

•	limiting our flexibility in planning for and reacting to changes in our business and the industry in which we compete;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	requiring us to repatriate cash from our foreign subsidiaries to accommodate debt service payments;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

Any one of these limitations could have a material effect on our business, financial condition, results of operations, prospects and our ability to satisfy our obligations in respect of our outstanding debt. In addition, the Credit Agreement governing our Term loan and Revolving Credit Facility contains, and the agreements governing future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

Despite our current debt levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future, which may be secured. While our Credit Agreement limits our ability and the ability of our subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and thus, notwithstanding these restrictions, we may still be able to incur substantially more debt and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness, the risks that we now face related to our substantial indebtedness could increase. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”

To service our indebtedness, we require a significant amount of cash, which depends on many factors beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our Credit Agreement in amounts sufficient to enable us to fund our liquidity needs. Additionally, our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans.

If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	reducing or delaying capital investments;

•	selling assets; or

•	seeking to raise additional capital.

We cannot assure you that we would be able to enter into these alternative financing plans on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Any alternative financing plans that we may be required to undertake would still not guarantee that we would be able to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to obtain alternative financing, could materially adversely affect our business, financial condition, results of operations or prospects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We will need to repay or refinance borrowings under our Credit Agreement.

The Term loan and borrowings under our Credit Agreement are scheduled to mature in June 2024, and the Revolving Credit Facility is scheduled to begin to expire in June 2022, subject to certain extensions as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.” We will need to repay, refinance, replace or otherwise extend the maturity of our Credit Agreement. Our ability to repay, refinance, replace or extend these facilities by their maturity date will be dependent on, among other things, business conditions, our financial performance and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay indebtedness outstanding under our Credit Agreement, we could be forced to undertake alternate financings, including a sale of additional common stock, negotiate for an extension of the maturity of our Credit Agreement or sell assets or delay capital expenditures and other investments in our business in order to generate proceeds that could be used to repay indebtedness under our Credit Agreement. We cannot assure you that we will be able to consummate any such transaction on terms that are commercially reasonable, on terms acceptable to us or at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Agreement are at variable rates of interest and expose us to interest rate risk. Interest rates are still near historically low levels and are projected to rise in the future. We are party to two interest rate swaps to hedge the future cash flows on approximately 50% of the outstanding principal balance of the aggregate amounts due under the Term loan. The terms of the swaps allow us to effectively set London Interbank Offered Rate (“LIBOR”) to 2.0266% through June 30, 2021, and to 2.9235% through June 30, 2022. If interest rates rise, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed may remain the same, and our net income and cash flows will correspondingly decrease. Based on the $613.6 million outstanding under the Term loan as of June 30, 2021 until LIBOR is at 1.0%, our total interest expense on the Term loan would remain unchanged. If LIBOR exceeds 1.0%, our total interest expense on the Term loan would increase by $0.6 million for every 10 basis points increase in LIBOR. The interest expense on the fully drawn revolver increases by $0.1 million for every 10 basis points increase in LIBOR. The interest expense on the swap would decrease by $0.3 million for each 10 basis points increase in LIBOR.

In various pronouncements since July 2017, the United Kingdom’s Financial Conduct Authority announced it intends to stop compelling banks to submit rates for the calculation of certain tenors of LIBOR after 2021 and with the cessation of all available tenors of LIBOR in 2023. It is unclear if LIBOR will cease to exist at that time, if a new method of calculating LIBOR will be established, or if an alternative reference rate will be established. The Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee, which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or if SOFR, or another alternative reference rate, attains market traction as a LIBOR replacement. LIBOR is used as the reference rate for Eurocurrency borrowings under our credit facilities. If LIBOR ceases to exist, we and the administration agent for our credit facilities may seek to amend our Credit Agreement to replace LIBOR with a different benchmark index that is expected to mirror what is happening in the rest of the debt markets at the time and make certain other conforming changes to our Credit Agreement. We may also propose to amend the Credit Agreement in advance of the cessation of LIBOR being available to hardwire methodologies so as to make the transition smoother than it would otherwise be. As such, the interest rate on Eurocurrency borrowings under our credit facilities may change. The new rate may not be as favorable as those in effect prior to any LIBOR phase-out. Furthermore, the transition process may result in delays in funding, higher interest expense, additional expenses, and increased volatility in markets for instruments that currently rely on LIBOR, all of which could negatively impact our interest expense, results of operations, and cash flow.

The covenants in our Credit Agreement impose restrictions that may limit our operating and financial flexibility.

Our Credit Agreement contains a number of significant operating and financial restrictions and covenants that limit our ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends or distributions on our capital stock or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase specified indebtedness;

•	create certain liens;

•	sell, transfer or otherwise convey certain assets;

•	make certain investments;

•	create dividend or other payment restrictions affecting subsidiaries;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries;

•	consolidate, merge or transfer all or substantially all of our assets or the assets of our subsidiaries;

•	enter into agreements containing certain prohibitions affecting us or our subsidiaries; and

•	enter into new lines of business.

In addition, the Credit Agreement contains a financial covenant requiring us to maintain a specified leverage ratio of 6.75:1.00 whenever the aggregate amount of revolving loans and letters of credit outstanding under the Revolving Credit Facility exceeds 35% of the total commitments thereunder. This financial covenant is solely for the benefit of the lenders under our Revolving Credit Facility and is tested as of the last day of the quarter. Further, any decrease in revenue or earnings could cause our leverage ratio to increase, which could require us to make a partial mandatory prepayment of our outstanding Term loan.

These covenants could materially adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand and pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with such covenants. These restrictions also limit our ability to obtain future financings or to withstand a future downturn in our business or the economy in general. In addition, complying with these covenants may also cause us to take actions that may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

A breach of any covenant in our Credit Agreement or the agreements and indentures governing any other indebtedness that we may have outstanding from time to time would result in a default under that agreement or indenture after any applicable grace periods. A default, if not waived, could result in acceleration of the debt outstanding under the agreement or indenture and in a default with respect to, and an acceleration of, the debt outstanding under other debt agreements. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such debt. Even if new financing were available at that time, it may not be on terms that are acceptable to us or terms as favorable as our current agreements. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected.

Changes in our effective tax rate or exposure to additional income tax liabilities could adversely affect our financial results.

Taxation and tax policy changes, tax rate changes, new tax laws, revised tax law interpretations, and changes in accounting standards and guidance related to tax matters may cause fluctuations in our effective tax rate. For example, the Biden administration has proposed to increase the U.S. corporate income tax rate to 28% from 21%, increase the U.S. taxation of international business operations and impose a 15% minimum tax on worldwide book income. Our effective tax rate may also be affected by changes in the geographic mix of our earnings.

Our ability to use net operating loss carryforwards to offset future income taxes may be subject to limitation.

As of December 31, 2020, we had approximately $107.0 million of U.S. federal net operating loss carryforwards (“NOLs”), a portion of which will begin to expire in 2027. Utilization of our NOLs depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income by a corporation that has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) that are each deemed to own at least 5% of our stock increase their ownership percentage by more than 50 percentage points over their lowest ownership percentage during a rolling three-year period.

We have experienced an ownership change under Section 382 of the Code in the past. Thus, our ability to utilize NOLs existing at the time of this offering may be subject to limitation under Section 382 of the Code. The application of such limitation may cause U.S. federal income taxes to be paid by us earlier than they otherwise would be paid if such limitation was not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs. To the extent we are not able to offset our future taxable income with our NOLs, this would adversely affect our operating results and cash flows if we have taxable income in the future. In addition to the aforementioned federal income tax implications pursuant to Section 382 of the Code, most U.S. states follow the general provisions of Section 382 of the Code, either explicitly or implicitly resulting in separate state net operating loss limitations. We have recorded a valuation allowance of $11.3 million related to our NOLs as of December 31, 2020.

Risks Relating to This Offering and Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on Nasdaq or otherwise or how active and liquid that market may come to be. Although we have applied to list our common stock on Nasdaq, if an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at or above the initial public offering price. The initial public offering price for our shares will be determined by negotiations between us, our

Sponsor and the representatives of the underwriters, and this price may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The market price of our common stock may be highly volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price, and you could lose all or part of your investment as a result.

The trading price of our common stock could be volatile, and you could lose all or part of your investment. Stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. The following factors, in addition to other factors described in this “Risk Factors” section, may have a significant effect on the market price of our common stock:

•	our actual results of operations may vary from the expectations of securities analysts and investors;

•	our results of operations may vary from those of our competitors;

•

actual or anticipated fluctuations in our quarterly or annual operating results, including as a result of our ability to retain existing clients and attract new clients, the timing and success of new service offerings or product introductions, geographic expansion, or the seasonality of our business cycle;

•	the financial projections we may provide to the public, any changes in these projections or our ability to meet these projections;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the extent or lack of securities analyst coverage of us or changes in analysts’ financial estimates;

•

announcements by us or our competitors of significant contracts, price reductions, new products or technical innovations, acquisitions, dispositions, strategic partnerships, joint marketing relationships, joint ventures, results of operations or capital commitments;

•	changes in our relationship with our clients or in client needs or expectations or trends in the markets in which we operate;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•	investigations or regulatory scrutiny of our operations or lawsuits filed or threatened against us;

•	our ability to implement our business strategy;

•	our ability to complete and integrate acquisitions;

•	trading volume of our common stock;

•	changes in accounting principles;

•	the loss of any of our management or key personnel;

•	sales of our common stock by us, our executive officers and directors or our stockholders (including our Sponsor or its affiliates) in the future;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging, and other derivative transactions involving our common stock;

•	economic, political, legal and regulatory factors unrelated to our performance;

•	negative trends in global economic conditions, including as a result of the COVID-19 pandemic, or activity levels in our industry;

•

other events or factors, including severe weather, natural disasters, those resulting from war, incidents of terrorism, pandemics, or other public health emergencies or external events or responses to these events; and

•	overall fluctuations in the U.S. equity markets.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly.

We are a “controlled company” within the meaning of the corporate governance standards of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of other companies that are subject to such requirements.

Following this offering, our Sponsor will continue to own a majority of the voting power in the Company. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the corporate governance standards of Nasdaq and may elect not to comply with certain corporate governance requirements of Nasdaq, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee comprised solely of independent directors; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to rely on all of the exemptions listed above. As a result, we will not have a majority of independent directors and our nominating/corporate governance and compensation committees do not consist entirely of independent directors. As a result, our board of directors and those committees will have more directors who do not meet Nasdaq independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You will experience an immediate and substantial dilution of the net tangible book value of the shares of common stock you purchase in this offering, and will be subject to further dilution.

The assumed initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than our net tangible book value per share of common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $25.55 in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in this offering will have contributed

10.9% of the total consideration paid to us by our stockholders to purchase 4,760,000 shares of common stock to be sold by us in this offering, in exchange for acquiring approximately 5.1% of our total outstanding shares as of August 31, 2021 after giving effect to this offering.

Further, we may need to raise additional funds in the future to finance our operations or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in us.

We will in the future grant stock options and other awards to certain of our current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in us. We also may issue additional equity securities in connection with other types of transactions, including as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have a dilutive effect.

Our management team will have immediate and broad discretion over the use of the net proceeds to us from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering, together with cash on hand, to repay approximately $100.0 million outstanding under our Term loan. We intend to use the remainder, if any, of the net proceeds to us from this offering for general corporate purposes. See “Use of Proceeds.” The expected use of net proceeds to us from this offering represents our intentions based upon our current plans and business conditions, and we may find it necessary or advisable to use the net proceeds to us for other purposes. Accordingly, our management will have broad discretion in the application and specific allocations of the net proceeds to us from this offering. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds to us from this offering in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Sales, or the potential for sales, of a substantial number of shares of our common stock in the public market could cause our stock price to drop significantly.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, including sales by our Sponsor, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Of the 93,963,234 outstanding shares, the 14,285,000 shares sold in this offering (or 16,427,750 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our Sponsor), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” The holders of all of our outstanding common stock prior to this offering are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus, subject to waiver by two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC and certain other exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Upon the closing of this offering, we will have 93,963,234 outstanding shares of common stock. Subject to certain contractual, volume and Securities Act restrictions (and except to the extent earlier sold pursuant to a waiver or exception), approximately 79,678,234 shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail under “Shares Eligible for Future Sale.” In addition, shares of common stock issued or issuable upon exercise of options as of the expiration of the lock-up period will be eligible for sale at that time, subject to the transfer restrictions set forth under “Executive Compensation—Narrative Disclosure to Summary Compensation Table—2015 LTIP—Option Agreement Amendments.” Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Moreover, after this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period and transfer restrictions. We expect that the initial registration statement on Form S-8 will cover approximately 20,866,808 shares of our common stock. Further, our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Any common stock that we issue, including under the 2021 Equity Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Additionally, after this offering, holders of an aggregate of 79,678,234 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Certain Relationships and Related Party Transactions—Related Party Transactions Entered Into in Connection With This Offering—Stockholders’ Agreement.”

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our common stock, our stock price and trading volume could materially decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, or if we fail to meet their expectations for our financial results, the price of our stock could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

We do not currently expect to pay any cash dividends.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other factors that our board of directors deems relevant. Because we are a holding company and all of our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. Under our Credit Agreement, we and our subsidiaries are limited in our ability to pay cash dividends. Our ability to pay dividends may also be similarly restricted by the terms of any future credit agreement or any future debt or preferred equity securities we or our subsidiaries may issue. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking dividend income should not purchase our common stock.

We may issue preferred stock the terms of which could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will become effective immediately prior to the consummation of this offering and will contain provisions that may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders, and may make changes in our management more difficult without the approval of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only a portion of the board of directors is elected at each annual meeting;

•

allow the authorized number of our directors to be determined exclusively by resolution of our board of directors and grant our board of directors the sole power to fill any vacancy on the board of directors;

•	limit the ability of stockholders to remove directors without cause if our Sponsor ceases to own 50% or more of the voting power of our common stock;

•	eliminate the ability of our stockholders to call special meetings of stockholders, if our Sponsor ceases to own 50% or more of the voting power of our common stock;

•

would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of our common stock;

•	prohibit stockholder action by written consent from and after the date on which our Sponsor ceases to beneficially own 50% or more of the voting power of our common stock;

•

provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2/3% or more in voting power of all outstanding shares of our capital stock, if our Sponsor ceases to own 50% or more of the voting power of our common stock;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, while we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Our amended and restated certificate of incorporation will provide that our Sponsor and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision. Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware or the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of us to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Act; and

•

be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act.

We currently intend to take advantage of each of the exemptions described above. In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable with similarly situated public companies.

We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of the year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (“SEC”). We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

We have identified a material weakness in our internal control over financial reporting. If this material weakness is not remediated, or if we experience additional material weaknesses in the future or otherwise fail in the future to maintain an effective system of internal control over financial reporting or effective disclosure controls and procedures, we may not be able to accurately or timely report our financial condition or results of operations, which may materially adversely affect investor confidence in us and, as a result, the price of our common stock.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, and other federal regulations implementing Section 906 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. In addition, we will be required to evaluate the effectiveness of our disclosure controls and procedures in our quarterly and annual reports. If we are unable to establish or maintain appropriate internal control over financial reporting or effective disclosure controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis or result in material misstatements in our consolidated financial statements. Although we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of the effectiveness of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

During the course of preparing for this offering, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We lacked a sufficient number of tax professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose tax accounting matters timely and accurately. This material weakness contributed to us not being able to design and maintain appropriate accounting policies, procedures and controls over income and other taxes, including controls over the completeness and accuracy of deferred income taxes, sales tax liabilities, and the global income tax provision, and maintain appropriate segregation of duties within the tax process.

This material weakness resulted in immaterial adjustments to deferred income taxes, accrued expenses, income tax benefit, selling, general and administrative expense and goodwill as of December 31, 2020 and 2019 and for the years then ended. Additionally, this material weakness could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, primarily through a search for tax personnel with the appropriate knowledge, training and experience to appropriately analyze, record and disclose tax accounting matters timely and accurately, and to design and maintain appropriate accounting policies, procedures and controls over income and other taxes, commensurate with our financial reporting requirements. Additionally, we are currently supplementing our resources through the use of a third-party tax advisor and intend to continue utilizing the third-party tax advisor until we have hired sufficient tax personnel. We cannot at this time estimate how long it will take to complete our remediation efforts and we cannot assure you that these measures will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses.

To comply with the requirements of being a public company, we have undertaken various actions, and will take additional actions, such as remediating the material weakness described above, implementing additional internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify additional material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any additional material weaknesses in our internal control over financial reporting or are unable to remediate the material weakness described above and comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, or if we are unable to conclude in our quarterly and annual reports that our disclosure controls and procedures are effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remediate any material weakness, including the material weakness described above, our financial statements could be inaccurate and we could face restricted access to capital markets.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and Nasdaq, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Exchange Act, and the corporate governance standards of the Sarbanes-Oxley Act and Nasdaq. These requirements will place a strain on our management, systems and resources and we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Nasdaq will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and comply with the Exchange Act and Nasdaq requirements, significant resources and management oversight will be required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our common stock.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

General Risks

We may undertake acquisitions or divestitures, which may not be successful, and which could materially adversely affect our business, financial condition and results of operations.

From time to time, we may consider acquisitions, which may not be completed or, if completed, may not be ultimately beneficial to us. We also may consider potential divestitures of businesses from time to time. We routinely evaluate potential acquisition and divestiture candidates and engage in discussions and negotiations regarding potential acquisitions and divestitures on an ongoing basis; however, even if we execute a definitive agreement, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Moreover, there is significant competition for acquisition and expansion opportunities in our industry.

Acquisitions involve numerous risks, including: (i) failing to properly identify appropriate acquisition targets and to negotiate acceptable terms; (ii) incurring the time and expense associated with identifying and evaluating potential acquisition targets and negotiating potential transactions; (iii) diverting management’s attention from the operation of our existing business; (iv) using inaccurate estimates and judgments to evaluate credit, operations, funding, liquidity, business, management and market risks with respect to the acquisition target or assets; (v) litigation relating to an acquisition, particularly in the context of a publicly held acquisition target, that could require us to incur significant expenses, result in or delay or enjoin the transaction; (vi) failing to properly identify an acquisition target’s significant problems, liabilities or risks; (vii) not receiving required regulatory approvals on the terms expected or such approvals being delayed or restrictively conditional; and (viii) failing to obtain financing on favorable terms, or at all. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. In addition, it is possible that perceived or actual violations of these requirements could give rise to litigation or regulatory enforcement action or result in us not receiving the necessary approvals to complete a desired acquisition.

Furthermore, even if we complete an acquisition, the anticipated benefits from such acquisition may not be achieved unless the operations of the acquired business are integrated in an efficient, cost-effective and timely manner. The integration of any acquired business includes numerous risks, including an acquired business not performing to our expectations, our not integrating it appropriately and failing to realize anticipated synergies and cost savings as a result, and difficulties, inefficiencies or cost overruns in integrating and assimilating the organizational cultures, operations, technologies, products and services of the acquired business with ours and maintaining uniform standards, policies, and procedures across multiple platforms and locations, including for those located outside the United States. This may result in a greater than anticipated increase in the transaction, remediation, and integration costs and could discourage us from entering into acquisitions where the potential for such costs outweigh the perceived benefit. Further, although we conduct due diligence with respect to the business and operations of each of the companies we acquire, we may not have identified all material facts concerning these companies, which could result in unanticipated events or liabilities. The integration of our acquisitions will require substantial attention from management and operating personnel to ensure that the acquisition does not disrupt any existing operations, or affect our reputation or our clients’ opinions and perceptions of our products and services. We may spend time and resources on acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with employees and clients. We cannot guarantee that any acquisitions we seek to enter into will be carried out on favorable terms or that the anticipated benefits of any acquisition, investment, or business relationship will materialize as intended or that no unanticipated liabilities will arise.

Divestitures also involve numerous risks, including: (i) failing to properly identify appropriate assets or businesses for divestiture and buyers; (ii) inability to negotiate favorable terms for the divestiture of such assets or businesses; (iii) incurring the time and expense associated with identifying and evaluating potential divestitures and negotiating potential transactions; (iv) management’s attention being diverted from the operation of our existing business, including to provide on-going services to the divested business; (v) encountering difficulties in the separation of operations, products, services or personnel; (vi) retaining future liabilities as a result of contractual indemnity obligations; and (vii) loss of, or damage to our relationships with, any of our key employees, clients, suppliers or other business partners.

We cannot readily predict the timing or size of any future acquisition or divestiture, and there can be no assurance that we will realize any anticipated benefits from any such acquisition or divestiture. If we do not realize any such anticipated benefits, our business, financial condition and results of operations could be materially adversely affected.

If we enter into strategic alliances, partnerships or joint ventures, we may not realize the anticipated strategic goals for any such transactions.

From time to time, we may enter into strategic alliances, partnerships or joint ventures as a means to accelerate our entry into new markets, provide new products or services or enhance our existing capabilities. Entering into strategic alliances, partnerships and joint ventures entails risks, including: (i) difficulties in developing or expanding the business of newly formed alliances, partnerships and joint ventures; (ii) exercising influence over the activities of joint ventures in which we do not have a controlling interest; (iii) potential conflicts with or among our partners; (iv) the possibility that our partners could take action without our approval or prevent us from taking action; and (v) the possibility that our partners become bankrupt or otherwise lack the financial resources to meet their obligations.

In addition, there may be a long negotiation period before we enter into a strategic alliance, partnership or joint venture or a long preparation period before we commence providing products or services or begin earning revenues pursuant to such arrangement. We typically incur significant business development expenses, and management’s attention may be diverted from the operation of our existing business, during the discussion and negotiation period with no guarantee of consummation of the proposed transaction. Even if we succeed in developing a strategic alliance, partnership or joint venture with a new partner, we may not be successful in maintaining the relationship, which may have a material adverse effect on our business, financial condition or results of operations.

We cannot assure you that we will be able to enter into strategic alliances, partnerships or joint ventures on terms that are favorable to us, or at all, or that any strategic alliance, partnership or strategic alliance we have entered into or may enter into will be successful. In particular, these arrangements may not generate the expected number of new clients or engagements or other benefits we seek. Unsuccessful strategic alliances, partnerships or joint ventures could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

We are exposed to litigation risk.

We are from time to time involved in various litigation matters and claims, including lawsuits regarding employment matters, breach of contract matters, alleged violations of the FCRA and other business and commercial matters. See “Business—Legal Proceedings.” Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. These risks include, among others, claims that we provided to our clients inaccurate or improper information or that we failed to correctly report information to a client. These are typically claims by private plaintiffs, including subjects of our background reports and third parties with which we do business, but can also include regulatory investigations and enforcement proceedings. Many of these matters arise in the United States under the FCRA and other laws of U.S. states focused on privacy and the conduct and content of background reports, and relate to actual or alleged process errors, inclusion of erroneous or impermissible information, or failure to include appropriate information in background reports that we prepare. Since the introduction of the GDPR and the UK GDPR, the market has also witnessed an increase in collective privacy actions in other jurisdictions across Europe and the U.K. Investigations, enforcement actions, claims or proceedings may also arise under other laws addressing privacy and the use of background information such as criminal and credit histories around the world.

Although we carry insurance that may limit our risk of damages in some matters, we may still sustain uncovered losses or losses in excess of available insurance, and we could incur significant legal expenses defending claims, even those without merit. For example, in September 2020 we settled a class action lawsuit alleging violations of the FCRA for $15.0 million, which was covered by our insurers after we met our retention. Additionally, in November 2019, we settled a matter with the Consumer Financial Protection Bureau (the “CFPB”). The CFPB’s allegations generally related to the period from December 2012 to July 2016 and we neither admitted nor denied any of the allegations as part of the settlement. As part of the settlement, we paid redress of $6.0 million to pay certain consumers and paid the CFPB $2.5 million in civil money penalty, neither of which were covered by our insurers. Due to the uncertain nature of the litigation process, it is not possible to predict with certainty the outcome of any particular litigation matter or claim, and we could in the future incur judgments or enter into settlements that could have a material adverse effect on our business, financial condition and results of operations. The ultimate outcome of lawsuits against us may require us to change or cease certain operations and may result in higher operating costs. An adverse resolution of any litigation matter or claim could cause damage to our reputation and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

Fluctuations in foreign currency exchange rates may materially adversely affect our financial results.

We operate in several different countries outside the United States, most notably the United Kingdom and Canada, and historically, approximately 15–20% of our revenue has been denominated in currencies other than the U.S. dollar. Portions of our expenses, assets and liabilities are denominated in non-U.S. dollar currencies as well. Because our consolidated financial statements are presented in U.S. dollars, we must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Accordingly, increases or decreases in the value of the U.S. dollar against other currencies may affect our business, financial condition and results of operations. As we increase the extent of our international operations, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations, such as our margins and cash flows. Foreign currency exchange rate fluctuations may also adversely impact third-party vendors we rely on for services, which may be passed along to us in the form of price increases. In recent years, external events, such as Brexit, the COVID-19 pandemic, uncertainty regarding actual and potential shifts in U.S. and foreign trade, economic and other policies and the passage of U.S. tax reform legislation, have caused significant volatility in currency exchange rates, especially among the U.S. dollar, the pound sterling and the euro, and these or other external events may continue to cause such volatility.

While we engage in hedging activity to attempt to mitigate currency exchange rate risk with respect to our expenses denominated in the Indian rupee, our hedging activities may not be effective, particularly in the event of inaccurate forecasts of the levels of our Indian rupee-denominated assets and liabilities. Accordingly, if there are adverse movements in the U.S. dollar-Indian rupee exchange rate, we may suffer significant losses, which would materially adversely affect our financial condition and results of operations.

The United Kingdom’s exit from the EU could have a material adverse effect on our business, financial condition and results of operations.

On January 31, 2020, the United Kingdom formally withdrew from the EU (“Brexit”), entering into a transition period that ended on December 31, 2020. This process is unprecedented in EU history and the effects of Brexit remain uncertain. Although the United Kingdom entered into a trade and cooperation agreement with the EU on December 24, 2020 that provides for, among other things, the free movement of goods between the United Kingdom and the EU, continued legal uncertainty and potentially divergent national laws and regulations in relation to financial laws and regulations, tax and free trade agreements, immigration laws and employment laws may adversely affect economic or market conditions in the United Kingdom, Europe or globally, which could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the British pound, or the euro, which could negatively affect our revenues and the broader economic environment on which our business and industry depend.

The United Kingdom’s departure from the EU and the terms of the future relationship between the United Kingdom and the EU could significantly impact the business environment in which we and our clients operate, increase the costs of conducting business in both the United Kingdom and the EU, impair or prohibit access to EU clients, create challenges in attracting or retaining non-British EU employees and introduce significant new uncertainties with respect to the legal and regulatory requirements to which we and our clients are subject. In particular, Brexit is expected to significantly affect the regulatory landscape in both the United Kingdom and the EU, and may have a material impact on their respective economies, which could have a materially adverse impact on us despite our international client base.

Failure to retain our existing senior management team or the inability to attract and retain qualified personnel could materially adversely affect our ability to operate or grow our business.

The success of our business depends upon the skills, experience and efforts of our executive officers, particularly Joshua Peirez, our Chief Executive Officer and Director, Lou Paglia, our President and Chief Operating Officer and Peter Walker, our Executive Vice President and Chief Financial Officer. There is a risk that any of Messrs. Peirez, Paglia or Walker could leave the Company at any time, subject to certain notice requirements, although each is subject to post-termination restrictive covenants including non-compete covenants, as further described under “Executive Compensation—Summary Compensation Table—Narrative Disclosure to Summary Compensation Table—Employment Agreements.” Although we have invested in succession planning, the loss of key members of our senior management team could nevertheless have a material adverse effect on our business, financial condition and results of operations. Should we lose the services of any member of our senior management team, we would have to conduct a search for a qualified replacement. This search may be prolonged, and we may not be able to locate and hire a qualified replacement.

Our business also depends on our ability to continue to attract, motivate and retain a large number of highly qualified personnel in order to support our clients and achieve business results. There is a limited pool of employees who have the requisite skills, training and education. Identifying, recruiting, training, integrating and retaining qualified personnel requires significant time, expense and attention, and the market for qualified personnel, particularly those with experience in background screening, has become increasingly competitive as an increasing number of companies seek to enhance their positions in the markets we serve. Our inability to attract, retain and motivate personnel with the requisite skills could impair our ability to develop new products and services, enhance our existing products and services, grow our client base, enter into new markets or manage our business effectively.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled personnel could materially adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our officers or those of our service providers, or other labor disruptions, could decrease our revenue and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face. It is also possible that a union seeking to organize one subset of our employee population could also mount a corporate campaign, resulting in negative publicity or other actions that require attention by our management team and our employees. Negative publicity, work stoppages, or strikes by unions could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The competition for skilled sales and other personnel can be intense in the regions in which our offices are located. A significant increase in the salaries and wages paid in these regions or by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire skilled manufacturing, sales and other personnel or retain our existing personnel, our ability to execute our business plan, and our results of operations, would suffer.

Our ability to conduct our business may be materially adversely affected by unforeseen or catastrophic events. In addition, our U.S. and European operations are heavily concentrated in particular areas and may be adversely affected by events in those areas.

We may incur losses as a result of unforeseen or catastrophic events, including fire, natural disasters, extreme weather events, power loss, telecommunications failure, software or hardware malfunctions, theft, cyber-attacks, war or terrorist attacks. In addition, employee misconduct or error could expose us to significant liability, losses, regulatory sanctions and reputational harm. Misconduct or error by employees could include engaging in improperly using confidential information or engaging in improper or unauthorized activities or transactions. These unforeseen or catastrophic events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. Certain of these events also pose significant risks to our employees and our physical facilities and operations around the world, whether the facilities are ours or those of our third-party service providers or clients. If our systems were to fail or be negatively affected as a result of an unforeseen or catastrophic event, our business functions could be interrupted, our ability to make our products and services available to our clients could be impaired and we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after an unforeseen or catastrophic event, and successfully execute on those plans should such an event occur, our business, financial condition, results of operations and reputation could be materially harmed.

In addition, although we believe our virtual-first policy has reduced our geographic concentration while it has broadened our exposure to multiple geographies, our U.S. operations are heavily concentrated in the New York metropolitan area and our European operations are heavily concentrated in London, England, Swansea, Wales and Wroclaw, Poland. Any event that affects these geographic areas could particularly affect our ability to operate our business.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our results of operations could be harmed.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors and could result in a decline in our stock price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including our expectations about market trends, our market opportunity and the growth of our various markets, our expansion into new markets, the size of our total addressable market, market trends, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements, or could affect our share price. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	changes in economic, political and market conditions and the impact of these changes on our clients’ hiring trends;

•	the sufficiency of our cash to meet our liquidity needs;

•	the possibility of cyberattacks, security vulnerabilities and internet disruptions, including breaches of data security and privacy leaks, data loss and business interruptions;

•	our ability to comply with the extensive U.S. and foreign laws, regulations and policies applicable to our industry, and changes in such laws, regulations and policies;

•	our compliance with data privacy laws and regulations;

•	potential liability for failures to provide accurate information to our clients, which may not be covered, or may be only partially covered, by insurance;

•	the possible effects of negative publicity on our reputation and the value of our brand;

•	our failure to compete successfully;

•	our ability to keep pace with changes in technology and to provide timely enhancements to our products and services;

•	the impact of COVID-19 on global markets, economic conditions and the response by governments and third parties;

•	our ability to cost-effectively attract new clients and retain our existing clients;

•	our ability to grow our Identity-as-a-service offerings;

•	our success in new product introductions and adjacent market penetrations;

•	our ability to expand into new geographies;

•	our ability to pursue strategic mergers and acquisitions;

•	design defects, errors, failures or delays with our products and services;

•	systems failures, interruptions, delays in services, catastrophic events and resulting interruptions;

•	our ability to implement our business strategies profitably;

•	our ability to retain the services of certain members of our management;

•	inadequate protection of our intellectual property;

•	our ability to implement, maintain and improve effective internal controls and remediate the material weakness described elsewhere in this prospectus; and

•	the other risk factors described under “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $85.5 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $19.7 million, assuming an initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

We currently intend to use the net proceeds to us from this offering, together with cash on hand, to repay approximately $100.0 million outstanding under our Term loan. We intend to use the remainder, if any, of the net proceeds to us from this offering for general corporate purposes.

As of June 30, 2021 we had $613.6 million outstanding under the Term loan. Amounts outstanding under the Term loan bear interest under either of the following two rates, elected in advance quarterly by the borrower for periods of either one month, two months, three months or six months: (1) an applicable rate of 2.5% plus a base rate (equal to the greater of (a) the prime rate (b) the federal funds rate plus 1/2 of 1% or (c) the one-month LIBOR plus 1%, subject to a 2% floor); or (2) an applicable rate of 3.5% plus one-month LIBOR which is subject to a 1% floor. Interest on LIBOR borrowings is payable on the last business day of the interest period selected except in the case of a six-month election, in which case it is payable on the last day of the third and sixth month. The interest rate in effect for the Term loan as of June 30, 2021 was 4.5%. For additional information about our Term loan, see “Management’s Discussion and Analysis—Liquidity and Capital Resources—Credit Facility.” Certain of the underwriters and/or their respective affiliates are lenders of the Term loan and, as a result, will receive a portion of the net proceeds from this offering that we intend to allocate to the repayment of such borrowings, on a pro rata basis across all applicable lenders thereunder. See “Underwriting (Conflicts of Interest).”

The expected use of net proceeds to us from this offering represents our intentions based upon our current plans and business conditions, and we may find it necessary or advisable to use the net proceeds to us for other purposes. Accordingly, we will have broad discretion in the application and specific allocations of the net proceeds to us from this offering. Pending their use, we intend to invest the net proceeds to us from this offering in a variety of capital preservation investments, including short- and intermediate-term investments, interest-bearing obligations, investment-grade instruments or securities, government securities, certificates of deposit and money market funds.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. The selling stockholders will bear the underwriting discount, if any, attributable to their sale of our common stock. See “Principal and Selling Stockholders.”

Some of the Sponsor entities are affiliates of Goldman Sachs & Co. LLC, an underwriter of this offering, beneficially own 78% of our outstanding capital stock prior to the consummation of this offering and will be selling stockholders in this offering and, as such, will receive in excess of 5% of the net proceeds of this offering. Therefore, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with the applicable provisions of FINRA Rule 5121. FINRA Rule 5121 prohibits Goldman Sachs & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement of which this prospectus forms a part and exercise its usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC is assuming the responsibilities of acting as the “qualified independent underwriter” in this offering and is undertaking the legal responsibilities and liabilities of an underwriter under the Securities Act, which specifically include those inherent in Section 11 of the Securities Act.

DIVIDEND POLICY

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Because our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. Our ability to pay dividends may also be restricted by the terms of our Credit Agreement and any future credit agreement or any future debt or preferred equity securities of Sterling Check Corp. or its subsidiaries. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Relating to This Offering and Ownership of our Common Stock—We do not currently expect to pay any cash dividends.”

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the total capitalization as of June 30, 2021.

•	on an actual basis, after giving effect to the split of our common stock that occurred on September 10, 2021; and

•

on an as adjusted basis, after giving effect to (i) the accelerated vesting of all outstanding options under the 2015 Long-Term Equity Incentive Plan, which are expected to vest 100% on this offering, (ii) the forgiveness of promissory notes exchanged for common stock prior to this offering, (iii) the termination of the Fourth Amended and Restated Management Services Agreement in connection with this offering, (iv) deemed compensation expense to us related to an agreement between our stockholder, founder and former chief executive officer, together with the Greenblatt Trusts, and another stockholder and former executive of Sterling, pursuant to which proceeds from the sale of certain shares in this offering by the Greenblatt Trusts will be paid to such former executive in full settlement of obligations between them pursuant to a prior agreement entered into in 2015 in connection with the acquisition of Sterling by our Sponsor, (v) the issuance and sale by us of 4,760,000 shares of our common stock in this offering at an assumed initial public offering price of $21.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (vi) the application of the net proceeds to us from this offering, together with cash on hand, to repay approximately $100.0 million outstanding under our Term loan, as set forth in “Use of Proceeds.”

The information below is illustrative only, and our cash and cash equivalents and capitalization following the consummation of this offering (including the use of proceeds therefrom) are subject to change based on the actual initial public offering price and the other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and other financial information contained in this prospectus.

	As of June 30, 2021
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$94,291	$79,786

Long-term indebtedness (including current portion)(1)	$606,692	$507,813

Stockholders’ equity:
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized; 88,826,908 shares issued and outstanding, actual; 93,963,234 shares issued and outstanding, as adjusted.	1	49
Additional paid-in capital	774,817	903,191
Common Stock held in treasury (107,820 shares actual and as adjusted)	(897)	(897)
Accumulated deficit	(183,666)	(219,953)
Accumulated other comprehensive income	1,329	1,329

Total stockholders’ equity	591,584	683,719

Total capitalization	$1,198,276	$1,191,532

(1)

As of June 30, 2021, there was $84.1 million in additional borrowing capacity available under the Revolving Credit Facility. Upon consummation of this offering, the Revolving Credit Facility will automatically increase to $140.0 million. See “Prospectus Summary—Recent Developments.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization, in each case by $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization, in each case by $19.7 million, assuming an initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering is based on 89,203,234 shares of our common stock outstanding as of August 31, 2021 and excludes 9,547,808 shares of common stock issuable upon the exercise of options outstanding under the 2015 Long-Term Incentive Plan, and 9,433,000 shares (which includes approximately 1,972,366 shares of common stock to be issued as restricted stock and approximately 3,916,768 shares of common stock issuable upon the exercise of options at an exercise price equal to the initial public offering price (in each case based on the midpoint of the price range set forth on the cover page of this prospectus and, with respect to the options, the Black Scholes value thereof)) and 1,886,000 shares of common stock reserved for future issuance under the 2021 Equity Plan and ESPP, respectively.

DILUTION

If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

Our historical net tangible book value as of June 30, 2021 was $(509.6) million, or $(5.74) per share, after giving effect to the split of our common stock that occurred on September 10, 2021. Historical net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $(418.2) million, or $(4.45) per share. This represents an immediate increase in net tangible book value of $1.19 per share to our existing stockholders and an immediate dilution of $25.45 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$21.00
Historical net tangible book (deficit) value per unit as of June 30, 2021	$(5.74)
Increase per share attributable to the pro forma adjustments described above	$0.10

Pro forma net tangible book (deficit) value per share as of June 30, 2021	$(5.64)
Increase attributable to new investors in this offering	$1.19
Pro forma as adjusted net tangible book (deficit) value per share after this offering		$(4.45)

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$25.45

Each $1.00 increase (decrease) in the assumed initial offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $4,462,500, or $0.05 per share, and the dilution per share of common stock to new investors in this offering by $0.95 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $0.21 and decrease the dilution per share to new investors by $0.21, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share by $0.21 and increase the dilution per share to new investors by $0.21, assuming an initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2021, the differences between the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid by existing stockholders or to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	89,203,234	94.9%	$813,038,927	89.1%	$9.11
New investors participating in this offering	4,760,000	5.1%	99,960,000	10.9%	21.00

Total	93,963,234	100.0%	$912,998,927	100.0%

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 79,678,234, or approximately 84.8% of the total shares of common stock outstanding after this offering, which will increase the number of shares held by new investors to 14,285,000, or approximately 15.2% of the total shares of common stock outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $4.5 million and total consideration paid by all stockholders by $4.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $19.7 million and total consideration paid by all stockholders by $19.7 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. In addition, to the extent we issue any additional stock options or any outstanding stock options are exercised, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of common stock to be outstanding after this offering is based on 89,203,234 shares of our common stock outstanding as of August 31, 2021 and excludes 9,547,808 shares of common stock issuable upon the exercise of options outstanding under the 2015 Long-Term Incentive Plan, and 9,433,000 and 1,886,000 shares of common stock reserved for future issuance under the 2021 Equity Plan and ESPP, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled “Basis of Presentation” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by the forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a leading global provider of technology-enabled background and identity verification services. We provide the foundation of trust and safety our clients need to create great environments for their most essential resource—people. We offer a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, processing of employee documentation required for onboarding and ongoing risk monitoring. Our services are delivered through our purpose-built, proprietary, cloud-based technology platform that empowers organizations with real-time and data-driven insights to conduct and manage their employment screening programs efficiently and effectively. Our interfaces are supported by our powerful artificial intelligence (“AI”)-driven fulfillment platform, which leverages more than 3,300 automation integrations, including Application Programming Interfaces (“APIs”) and Robotic Process Automation (“RPA”) bots. This enables 90% of U.S. criminal searches to be automated and allows us to complete 70% of U.S. criminal searches within the first hour and 90% within the first day. As of December 31, 2020, 95% of our revenue is processed through platforms hosted in the cloud, which allows us to consistently maintain 99.9% platform availability while being prepared to scale into the future.

Our client-centric approach underpins everything we do. We serve a diverse and global client base in a wide range of industries, such as healthcare, gig economy, financial and business services, industrials, retail, contingent, technology, media and entertainment, transportation and logistics, hospitality, education and government. To serve these differing needs, our sales and support delivery model is organized around industry-specific teams (“Verticals”) and geographic markets (“Regions”). Our clients face a dynamic and rapidly evolving global labor market with increasing complexity and regulatory requirements. As a result, we believe our solutions are mission-critical to their core human resources, risk management and compliance functions. During the twelve months ended June 30, 2021, we completed over 75 million searches for over 40,000 clients, including over 50% of the Fortune 100 and over 45% of the Fortune 500. We believe the combination of our deep market expertise from our sales and support combined with the flexibility of our proprietary technology platform enable us to deliver industry-relevant, highly specialized solutions to our clients in a scalable manner, driving growth and differentiating us from our competitors.

Trends and Other Factors Affecting Our Performance

Macroeconomic and Job Environment

Our business is impacted by the overall economic environment and our clients’ hiring volumes. Despite fluctuations in the macroeconomic environment, we have benefited recently from a number of key demand drivers, many of which increase the need for more flexible, comprehensive screening and hiring solutions.

The American gig economy and contingent workforce accounts for a large and growing proportion of the U.S. workforce. As the gig economy caters to clients in a very direct and personal way (e.g., rideshare, goods delivery, household services), safe and effective background screening capabilities have become critical. In addition, generational and structural shifts in the workforce have led to increasing voluntary employee churn, particularly with younger workers. The ongoing structural shift from in-office to remote work further reduces the historical geographic matching challenge employers and employees faced, further reducing switching costs for employees and expanding talent pools for employers. Further, the proliferation of personal data has exposed many identities to risk of exposure and theft, driving the need for identity verification. Verifying identity is a powerful tool that employers can use to help ensure that their candidates and workers are who they claim to be, and that fraudulent data is not used during the hiring and onboarding process. As false claims within job applications are an area of growing concern for employers, our clients use our background and identification verification services to mitigate reputational risks.

Background screening is also gaining broader adoption outside the U.S. Globally, companies are consistently competing for the best talent, regardless of location, and are therefore putting greater emphasis on reducing time-to-hire in a compliant manner as well as creating a positive onboarding experience for the candidate. Additionally, the international expansion of U.S.-based global companies and their desire to offer centralized and comparable hiring practices has introduced the benefits of background screening to foreign markets. Our ability to navigate the complexities of international background checks and verifying foreign credentials drives demand for our products and services.

Our clients are increasingly utilizing ongoing post-hire screening. This allows for greater mobility and safety for remote, onsite and contingent jobs and also ensures prompt risk warnings on any changes to an employee’s profile, including any criminal activity, drug use or health changes and compliance with on-going certification and licensing requirements, amongst others. This has further accelerated demand for our screening products and services.

New Product and Service Development

Our success depends on our ability to develop new products and services and introduce technological enhancements for our current products and services that meet the demands of existing and new clients. We have a robust new product roadmap focused on enhancing our ability to address the constantly evolving needs of our clients and their candidates.

As part of our continued evolution, in early 2019, we launched Project Ignite, a three-phase strategic investment initiative to create an enterprise-class global platform. We are already benefiting from the delivery of our new client and candidate interfaces, scalable cloud-based infrastructure for our global and local production platforms and an improved security environment through new business wins, improved client retention and the ability to launch products rapidly to meet immediate client needs, as we did with our full suite of COVID-19 testing products in 2020. The remaining investment, which we expect to complete in 2022, will migrate our corporate technological infrastructure to the cloud and unify our clients onto a single global production platform. Over the long term, we expect these investments to further enhance our margins, improve time to market as we build once and deploy globally and allow us to increase innovation. We intend to continue to invest in developing industry-first solutions, further innovating in our existing Verticals as well as pursuing adjacent market opportunities that leverage our existing technology platform. We plan to pursue new and underpenetrated adjacent market opportunities, including talent assessment, reference checking, onboarding and investigative due diligence.

Clients

Our results of operations depend on our ability to retain existing clients, offer new products and services to existing clients, attract new clients and maintain a diverse client base. We serve the background and identity verification services needs of more than 40,000 clients. Our client base is diversified in size of client and industry and includes over 50% of the Fortune 100, over 45% of the Fortune 500 and numerous small- and mid-sized business (“SMB”) clients across the world. We have minimal client concentration with no client accounting for more than 5% of revenue, and our top 25 clients accounting for less than 30% of revenue. We serve the healthcare, gig, financial and business services, industrials, retail, contingent, technology, media and entertainment, transportation and logistics, hospitality, education and government industries. We employ an operating model organized by Vertical and Region that produces differentiated end-market insights and allows us to tailor solutions to meet the needs of each industry we serve.

A majority of our U.S. enterprise client contracts are exclusive to Sterling or require Sterling to be used as the primary provider. Additionally, they are typically multi-year agreements with automatic renewal terms, no termination for convenience clauses and set pricing with Sterling’s right to increase prices upon notice. Our success is driven by a competitive service offering of fast, reliable, and accurate screening information delivered on a cost-effective basis. Additionally, our offerings are tightly integrated with our clients’ applicant tracking systems (“ATS”) and human capital management (“HCM”) systems, further cementing our services into our clients’ daily HR workflows. Taken together, these factors have yielded strong client relationships with an average tenure of nine years across our top 100 clients based on 2019 and 2020 total revenue.

Our ability to retain our existing clients and attract new clients will depend on our ability to continue to deliver superior client service and on the quality of the products and services that we provide, including the accuracy and speed of the background checks that we perform and the protection of the data we collect. Our gross retention rate in 2018, 2019 and 2020 was 88%, 91% and 94%, respectively. Our gross retention rate in 2018 and 2019 reflected the loss of two of our top five clients in 2018, prior to the formation of our new management team, investment in our cloud-based technology platform, and verticalization of the business. For the six months ended June 30, 2021, our gross retention rate was 96% as compared to 93% for the six months ended June 30, 2020, reflecting the positive impact of our strategic initiatives.

Regulatory Environment

Our business is subject to extensive regulations in the U.S. and internationally, which may expose us to significant regulatory risk and cause additional legal costs to ensure compliance. See “Business—Regulation.” We are subject to a number of laws and regulations regarding protection of the security and privacy of certain healthcare and personal information. While the overarching principles of security and privacy laws and regulations are similar across geographies, the specific laws within each region are not uniform and are often evolving, placing increasingly complicated operational requirements on our business.

However, under certain circumstances, regulation may increase demand for our products and services, and we believe we are well positioned to benefit from any potential increased screenings due to regulatory changes as clients seek products and services that meet regulatory requirements and solutions that help them comply with their regulatory obligations. A growing number of laws and regulations has led to greater complexities and potential legal liabilities related to hiring and workforce management policies that are increasingly difficult to navigate for employers. In response, our clients are increasing their focus on compliance functions to ensure they are meeting these changing legal and regulatory demands.

Competitive Environment

The market for global background and identity verification services is highly fragmented and competitive. To our knowledge, no single private or public firm possesses a market share of greater than 10%. We compete with a diverse group of screening companies, including global full-suite players characterized by their global scale and enterprise offerings; mid-tier players that tend to focus on a particular geographic region, industry or product line; and small and independently-owned background screening players that typically serve SMBs. It is also possible that new competitors or alliances or consolidation among competitors may emerge and significantly increase competition. We expect our market to remain highly competitive.

We believe that reporting accurate information and maintaining security of sensitive information are two fundamental requirements to compete successfully as a reputable background screening provider. We also compete on the basis of a number of factors, including: the technology-enabled, ease-of-use, level of functionality and end-to-end efficiency of our solution; our ability to integrate with client systems and major software applications; the breadth and geographical reach of our service offerings; the speed of our screening results; pricing and return on investment for our clients; and our successful track record and reference base with similarly situated companies. See “Business—Competition” for more detail on our competitors.

Technology and Cybersecurity Environment

We operate in industries that are subject to rapid technological advances and changing client needs and preferences. In order to remain competitive and responsive to client demands, we continually upgrade, enhance, and expand our security, technology, products and services. If we experience cyber-threats and attempted security breaches or fail to respond successfully to technology challenges and client needs and preferences, the demand for our products and services may diminish.

Foreign Currency Exchange Rate Environment

We earn revenues, pay expenses, hold assets and incur liabilities in currencies other than the U.S. dollar. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations from period to period. In particular, fluctuations in exchange rates for non-U.S. dollar currencies may reduce the U.S. dollar value of revenues, earnings and cash flows we receive from non-U.S. markets, increase our operating expenses (as measured in U.S. dollars) in those markets, negatively impact our competitiveness in those markets or otherwise adversely impact our results of operations or financial condition. Key currencies affecting our results of operations at this time are the Canadian dollar (CAD), Euro (EUR), British pound (GBP), Australian dollar (AUD), Indian rupee (INR) and Philippine peso (PHP). As we expand into other markets, other currencies may become relevant. Future fluctuations of foreign currency exchange rates and their impact on our results of operations and financial condition are inherently uncertain. As we continue to pursue growth of our global operations, these fluctuations may be material. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency and Derivative Risk.”

Impact of the COVID-19 Pandemic

Since the onset of the COVID-19 pandemic, we have been focused on keeping our employees safe and maintaining our clients’ uninterrupted access to our services. We have implemented a series of measures to protect the health and safety of our employees. The global impact of the outbreak has continued to evolve rapidly. Many countries reacted by instituting quarantines and restrictions on travel and limiting operations of non-essential businesses. Such actions created disruption in global supply chains, increased rates of unemployment and adversely impacted many industries. While some governmentally and institutionally mandated restrictions and limitations have been relaxed as local populations have been vaccinated or the outbreak has locally subsided, the outbreak has continued to spread globally and the COVID-19 virus has mutated into new strains. The COVID-19 pandemic could have a continued adverse impact on economic and market conditions, and the full extent of the impact and duration of the COVID-19 pandemic will depend on future developments, including, among other factors, spread of the outbreak and the success of vaccination programs, along with related travel advisories, quarantines and restrictions, the recovery times of disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of the global economic slowdown.

As the COVID-19 pandemic continues, it may also have the effect of heightening many of the risks described in “Risk Factors” of this prospectus, including, but not limited to, those relating to changes in economic, political, social and market conditions; systems failures, interruptions, delays in services, cybersecurity incidents, unforeseen or catastrophic events and any resulting interruptions; our international operations; and our dependence on our senior management team and other qualified personnel.

Operational Enablement

In February 2020, we set up a COVID-19 Business Continuity Planning and Crisis Management Task force led by our Chief Risk Officer. By mid-March 2020, we had successfully executed a virtual operating model and nearly all of our employees around the globe were working remotely. We have continued to be successful in executing a virtual-first strategy, as a result of which most of our employees have continued to work remotely. Operating in a virtual model has required us to hire employees remotely, train them virtually and expand our network capabilities.

Revenue and Sales Generation

Our financial performance in 2020 was impacted by the general economic downturn experienced as a result of the COVID-19 pandemic. In response to the COVID-19 pandemic, many of our clients froze headcount, furloughed and terminated employees, deferred hiring and partially or completely shut down their business operations and as a result, we experienced reduced demand for our products and services, particularly in industries impacted severely by the COVID-19 pandemic such as brick-and-mortar retail, entertainment, and hospitality. However, we saw increased demand for our products and services in industries such as healthcare and gig, both in the U.S. and internationally, which we believe is attributable to changing consumer behavior. Our lack of industry concentration with a highly diversified client base provided a natural hedge against industry-specific effects of the COVID-19 pandemic. Additionally, due to our increased investment in automation, we were able to fulfill searches in at least 98% of U.S. jurisdictions throughout the COVID-19 pandemic, while certain competitors struggled to operate. Beginning in the third quarter of 2020, as shelter-in-place policies were relaxed, businesses began to reopen and general economic conditions began to improve, we experienced an increase in the demand for our products and services. This increase in demand continued through the end of 2020 with the business moving into year over year revenue growth for November and December. In June 2020, we expanded our services to include COVID-19 testing and are pursuing new opportunities in vaccination tracking and antibody testing for our clients, which has resulted in an increase in demand for our services.

Cost Optimization and Cash Management

Beginning in March 2020, as a result of the COVID-19 pandemic, we implemented robust cost reduction measures across the organization, reducing selling, general and administrative expenses. We recognized this as an opportunity to implement strategic structural changes to improve operating leverage and accelerate the modernization of our technological infrastructure. We moved to a virtual-first strategy, closed or reduced the size of eight offices globally, began reducing our data center footprint to prioritize moving our revenue to platforms hosted in the cloud, and streamlined our sales and operations organization for greater operational efficiency. We derived additional cost savings from reducing variable spending, such as bonus expense, lower commissions, and lower marketing, travel, and entertainment expenses due to business performance being impacted by the COVID-19 pandemic. During the three months ended June 30, 2020, we incurred $1.3 million in incremental costs as we were unable to right-size our fulfillment organization due to a mandate by the Maharashtra state government that prohibited employers from terminating any local employees until July 2020.

On March 27, 2020, the U.S. Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits the deferral of employer taxes. We chose to avail ourselves of this provision, resulting in the deferral of $2.7 million of employer taxes from 2020, payable in 2021 and 2022. We did not participate in any other benefits of the CARES Act or in any other government programs globally related to the COVID-19 pandemic.

In March 2020, we drew down $83.8 million from our revolving line of credit as a liquidity precaution due to the uncertainty of a credit crisis in the macroeconomic environment as a result of the COVID-19 pandemic. However, we repaid this amount in full in May 2020, once we had sufficiently established there was no macroeconomic ongoing credit concern.

Components of our Results of Operations

The following discussion summarizes the key components of our consolidated statements of operations. We have one operating and reporting segment.

Revenues

We generate revenue by providing background and identity verification services to our clients. We have an attractive business model underpinned by stable and highly recurring transactional revenues, significant operating leverage and low capital requirements that contribute to strong cash flow generation. We recognize revenue under Accounting Standard Codification (“ASC”) Topic 606 “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, we recognize revenue when control of the promised goods or services is transferred to clients, generally at a point in time, in an amount that reflects the consideration that we are entitled to for those goods or services. A majority of our U.S. enterprise client contracts are exclusive to Sterling or require Sterling to be used as the primary provider. Additionally, they are typically multi-year agreements with automatic renewal terms, no termination for convenience clauses and set pricing with Sterling’s right to increase prices upon notice. The strength of our contracts combined with our high levels of client retention results in a high degree of revenue visibility.

Our revenue drivers are acquiring new clients (which we measure by new client growth, calculated as discussed in the following paragraph), retaining existing clients (which we measure by gross retention rate, calculated as discussed in the following paragraph), and growing our existing client relationships through upselling, cross-selling, and organic and inorganic growth in our client’s operations that lead to an increase in hiring (which we measure by base growth, calculated as discussed in the following paragraph).

New client growth for the relevant period is calculated as revenues from clients that are in the first twelve months of billing with Sterling divided by total revenues from the prior period, expressed as a percentage. Base growth is defined as growth in revenues in the current period, from clients that have been billing with us for longer than twelve calendar months divided by total revenues from the prior period, expressed as a percentage. Gross retention rate is a percentage, the numerator of which is prior period revenues less the revenue impact from accounts considered lost and the denominator is prior period revenues. The revenue impact is calculated as revenue decline of lost accounts in the relevant period from the prior period for the months after they were considered lost. Therefore, the attrition impact of clients lost in the current year may be partially captured in both the current and following period’s retention rates depending on what point during the period they are lost. Our gross retention rate does not factor in revenue impact, whether growth or decline, attributable to existing clients or the incremental revenue impact of new clients. The calculations of our growth drivers exclude our APAC revenues which account for less than 6% of annual revenues in the periods presented.

In addition to organic growth through the drivers mentioned above, we may from time to time consider acquisitions that drive growth in our business. In those instances, inorganic growth will refer to the revenue from acquisitions for the twelve months following an acquisition. Any incremental revenue generation thereafter will be considered organic growth.

Our revenues come from the following services which are sold as a bundle or individually, with revenue recognized at the time of delivery of background screening reports.

•	Identity Verification—Leveraging innovative technologies in fingerprinting, facial recognition and ID validation to verify that candidates are who they say they are.

•

Background Checks—County, state, and federal criminal checks fulfilled through proprietary automation technology enabling global criminal screening capabilities in over 240 countries and territories. Other services include credit checks, civil checks, motor vehicle registration confirmation, and social media checks.

•	Credential Verification—Thorough employment and education verification services, and licensing certification backed by a powerful fulfillment engine.

•	Drug and Health Screening—Comprehensive, accurate, and fast drug and health screening services through a network of over 15,000 U.S. Department of Transportation (“DOT”)-compliant collection sites.

•	Onboarding—Custom forms including I-9 and eVerify employment eligibility, tax withholding forms and Equal Employment Opportunity disclosure forms, with built-in compliance and dynamic validation.

•

Post-hire Monitoring—Continuous screening allowing for greater mobility and safety for remote, onsite and contingent jobs and also ensuring prompt risk warnings on any changes to an employee’s profile.

Operating Expenses

Our cost structure is flexible and provides us with operational leverage to be able to effectively adapt to changing client needs and broader economic events. Additionally, in 2020, we implemented strategic structural changes in our business to improve operating leverage and accelerate modernizing our technological infrastructure including leveraging robotics process automation. We moved to a virtual-first strategy and closed or reduced the size of eight offices globally and began reducing our data center footprint as we executed moving our revenue to the cloud, and streamlined our sales and operations organization for greater operational efficiency. In any given period, operating expenses are driven by the amount of revenue, mix of clients and products, and impact of automation, productivity, and procurement initiatives. While we expect operating expenses to increase in absolute dollars to support our continued growth, we believe that operating expenses will decline gradually as a percentage of total revenues in the future as our business grows and our operating scale continues to improve.

Operating expenses include the following costs:

Cost of Revenues

Cost of revenues includes costs related to delivery of services and includes third-party vendor costs associated with acquisition of data and to a lesser extent, costs related to our onshore and offshore fulfillment teams and facilities. Our ability to grow profitably depends on our ability to manage our cost structure. Our costs are affected by third-party costs including government fees and data vendor costs, as these third parties have discretion to adjust pricing.

Third-party data costs include amounts paid to third parties for access to government records, other third-party data and services, as well as costs related to our court runner network. Third-party cost of services are largely variable in nature. Where applicable, these are typically invoiced to our clients as direct pass-through costs. Additional vendor costs are third-party costs for robotics process automation related to fulfillment, and third-party costs related to hosting our fulfillment platforms in the cloud. Cost of services also includes salaries and benefits expense for personnel involved in the processing and fulfilment of our screening products and solutions, as well as our client care organization, and facilities costs for our onshore and offshore fulfillment centers. We do not allocate depreciation and amortization to cost of services.

Corporate Technology and Production Systems

Included in this line item are costs related to maintaining our corporate information technology infrastructure and non-capitalizable costs to develop and maintain our production systems.

Corporate information technology expenses consist of personnel costs supporting internal operations such as information technology support and the maintenance of our information security and business continuity functions. Also included are third-party costs including cloud computing costs that support our corporate internal systems, software licensing and maintenance, telecommunications and other technology infrastructure costs.

Production systems costs consist of non-capitalizable personnel costs including contractor costs incurred for the development of platform and product initiatives, and production support and maintenance. Platform and product initiatives facilitate the development of our technology platform and the launch of new screening products. Production support and maintenance includes costs to support and maintain the technology underlying our existing screening products, and to enhance the ease of use for our cloud applications. Certain personnel costs related to new products and features are capitalized and amortization of these capitalized costs is included in the depreciation and amortization line item.

Included within Corporate technology and production systems are non-capitalizable production system and corporate information technology expenses related to Project Ignite, a three-phase strategic investment initiative. Phase one of Project Ignite modernized client and candidate experiences and is complete. Phase two of Project Ignite focused on decommissioning our on-premises data centers and migrating our production systems and corporate information technological infrastructure to a managed service provider in the cloud. As of June 30, 2021, we have completed phase two related to the migration of our production and fulfillment systems to the cloud, and as a result, 95% of our revenue is processed through platforms hosted in the cloud. The remaining expense to complete phase two is the decommissioning of our on-premises data centers for our internal corporate technology infrastructure and migration to the cloud. This final component will be completed over the next twelve months. Phase three of Project Ignite is decommissioning of platforms purchased over the prior ten years and the migration of the clients to one global platform. This third and final phase, which we expect to complete in 2022, will unify our clients onto a single global platform. The future costs related to completing these initiatives will be included in our Corporate technology and production systems expense.

Selling, General and Administrative

Selling expenses consist of personnel costs, travel expenses, and other expenses for our client success, sales and marketing teams. Additionally, selling expenses include the cost of marketing and promotional events, corporate communications, and other brand-building activities. General and administrative expenses consist of personnel and related expenses for human resources, legal and compliance, finance, global shared services, and executives. Additional costs include professional fees, stock-based compensation, insurance premiums, and other corporate expenses.

We expect our selling, general, and administrative expenses to increase in the future, primarily as a result of additional public company related reporting and compliance costs. In the near term, as a result of performance-based and time-based options that are expected to vest in connection with this offering, our reassessment of fair value of equity awards granted from February 2021 through April 2021 described below under “—Critical Accounting Policies and Estimates—Pre-IPO Valuation of Equity” and the forgiveness of promissory notes exchanged for common stock, we expect to incur approximately $25.1 million of non-cash stock-based compensation expense in the third quarter of 2021. In addition, we will be deemed to incur approximately $14.0 million of non-cash compensation expense in the third quarter of 2021 relating to an agreement between our stockholder, founder and former chief executive officer, together with the Greenblatt Trusts, and another stockholder and former executive of Sterling, pursuant to which proceeds from the sale of certain shares in this offering by the Greenblatt Trusts will be paid to such former executive in full settlement of obligations between them pursuant to a prior agreement entered into in 2015 in connection with the acquisition of Sterling by our Sponsor. The withholding and payroll taxes to be paid by us that are associated with this payment between our stockholders will be funded entirely by the Greenblatt Trusts and there will be no cash impact to us from this arrangement.

We expect the non-cash stock-based compensation expense associated with the special one-time bonus grants in connection with this offering of options and restricted stock under our 2021 Equity Plan to certain members of our senior management team and non-employee directors to be between approximately $36.5 million and $49.7 million, which will be incremental to our ongoing stock-based compensation expense. This stock-based compensation expense will be finalized upon the pricing of this offering and is expected to be expensed beginning in the third quarter of 2021 and continuing over the following four years. For additional information, please see “Executive Compensation—Narrative Disclosure to Summary Compensation Table—2021 Equity Plan Awards—Special IPO Transaction Bonus Grants.”

Over the long term, we expect our selling, general, and administrative expenses to decrease as a percentage of our revenue as we leverage our past investments.

Depreciation and Amortization

Definite-lived intangible assets consist of intangibles acquired through acquisition and the costs of developing internal-use software. They are amortized using a straight-line basis over their estimated useful lives except for client lists which use an accelerated method of amortization. The costs of developing internal-use software are capitalized during the application development stage. Amortization commences when the software is placed into service and is computed using the straight-line method over the useful life of the underlying software of three years.

Depreciation is computed on the straight-line basis over the estimated useful life of our property and equipment assets, generally three to five years or, for leasehold improvements, the shorter of seven years or the term of the lease.

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment and capitalized internal use software subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, such as (i) a significant adverse change in the extent or manner in which it is being used or in its physical condition, (ii) a significant adverse change in legal factors or in business climate that could affect its value, or (iii) a current-period operation or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with its use. An asset is considered impaired if the carrying amount exceeds the undiscounted future net cash flows the asset is expected to generate. An impairment charge is recognized for the amount by which the carrying amount of the assets exceeds its fair value. The adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated or amortized over the remaining useful life of that asset. Assets held for sale are reported at the lower of the carrying amount or fair value, less selling costs.

Interest Expense, Net

Interest expense consists of interest and the amortization discount on the Term loan (as defined under “—Liquidity and Capital Resources—Credit Facility.”

Loss on Interest Rate Swap

Loss on interest rate swap consists of realized and unrealized gains and losses on our interest rate swaps, which we entered into to reduce our exposure to variability in expected future cash flows on the Term loan, which bears interest at a variable rate. Unrealized gains and losses result from changes in the fair value of the swaps and realized gains and losses reflect the amounts payable or receivable between the fixed rate on the swap and LIBOR. Our interest rate swaps expire in June 2022, and do not qualify for hedge accounting treatment.

Income Tax (Benefit) Expense

Income tax (benefit) expense consists of domestic and foreign corporate income taxes related to earning from our sale of services, with statutory tax rates that differ by jurisdiction. We expect the income earned by our international entities to grow over time as a percentage of total income, which may impact our effective income tax rate. However, our effective tax rate will be affected by many other factors including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations, shifts in the allocation of income earned throughout the world, and changes in overall levels of income before tax. The computation of the provision for or benefit from income taxes for interim periods is determined by applying the estimated annual effective tax rate to year-to-date (loss) income before tax and adjusting for discrete tax items recorded in the period, if any.

Results of Operations

Year Ended December 31, 2019 compared to the Year Ended December 31, 2020

The following table sets forth certain historical consolidated financial information for the year ended December 31, 2019 and compared to the year ended December 31, 2020.

	Year Ended December 31,		Increase/ (Decrease)
	2019	2020	$	%
	(dollars in thousands, except per share amounts)
Revenues	$497,116	$454,053	$(43,063)	(8.7)%
Cost of revenues (exclusive of depreciation and amortization below)	221,347	217,310	(4,037)	(1.8)%
Corporate technology and production systems	44,923	44,296	(627)	(1.4)%
Selling, general and administrative	147,198	122,554	(24,644)	(16.7)%
Depreciation and amortization	93,802	91,199	(2,603)	(2.8)%
Impairments of long-lived assets	3,220	1,797	(1,423)	(44.2)%
Total operating expenses	510,490	477,156	(33,333)	(6.5)%
Operating loss	(13,374)	(23,103)	(9,729)	72.7%
Interest expense, net	39,316	32,947	(6,369)	(16.2)%
Loss on interest rate swap	7,324	9,451	2,127	29.0%
Other income	(1,529)	(1,646)	(117)	7.7%
Total other expenses, net	45,111	40,752	(4,359)	(9.7)%
Loss before income taxes	(58,485)	(63,855)	(5,370)	9.2%
Income tax benefit	(11,803)	(11,562)	241	(2.0)%
Net loss	$(46,682)	$(52,293)	$(5,611)	12.0%
Net Loss Margin	(9.4)%	(11.5)%	—	(2.1)%
Net loss per share	$(0.53)	$(0.59)	$(0.06)	11.3%

Revenues

Revenues decreased by 8.7%, or $43.1 million, from $497.1 million for the year ended December 31, 2019 to $454.1 million for the year ended December 31, 2020. This was driven by a decline in demand beginning mid-March 2020, due to the impact of the global COVID-19 pandemic as some industry Verticals such as brick-and-mortar retail, travel, entertainment and hospitality, financial services, manufacturing and industrials were particularly impacted by the COVID-19 pandemic. However, this decline was partially offset by higher demand in the U.S. healthcare and U.S. and Europe, the Middle East and Africa (“EMEA”) gig businesses. Changing consumer behavior, consumer demand for healthcare services as well as increased at-home delivery of goods led to an increase in hiring in these sectors, particularly in the second half of 2020. In 2020 we experienced approximately 7% new client growth and an approximately 9% decline in base growth due to the COVID-19 pandemic. Our gross retention rate for the year ended December 31, 2019 was 91% compared to 94% for the year ended December 31, 2020. Pricing was relatively stable across the periods and not meaningful to the changes in revenues.

We started 2020 with 12.6% year over year revenue growth in the first two months and began experiencing the impact of the COVID-19 pandemic in the latter half of March 2020. Overall, revenue for the three months ended March 31, 2020 was 8.0% higher than revenue for the three months ended March 31, 2019. We experienced the most significant negative impact of the COVID-19 pandemic during the second quarter of 2020 with revenue approximately 33.1% lower than the corresponding period in 2019. As the local shelter-in-place orders began lifting, the business began experiencing some recovery in the third quarter of 2020 where revenue was approximately 11.4% lower than the corresponding period in 2019. The business moved into year over year revenue growth of approximately 5.8% for the fourth quarter of 2020 as compared to the fourth quarter of 2019, driven by a strong December 2020.

Cost of Revenues

Cost of revenues decreased by 1.8%, or $4.0 million, from $221.3 million for the year ended December 31, 2019 to $217.3 million for the year ended December 31, 2020. This was driven by a $19.2 million reduction due to lower volume, partially offset by $12.5 million due to a change in the mix of business and $1.3 million in COVID-19 pandemic related costs, as we were temporarily unable to right-size our fulfillment team in India due to a mandate by the Maharashtra state government which prohibited termination of employees. The change in mix of business was driven by a temporary decrease in revenue from some of our higher-margin industry Verticals that were most severely impacted by the COVID-19 pandemic.

Cost of revenues as a percentage of revenues increased by 333 basis points from 44.5% for the year ended December 31, 2019 to 47.9% for the year ended December 31, 2020 due to a change in mix of business as some of our higher-margin industry Verticals were unfavorably impacted by the effects of the COVID-19 pandemic as well as increased hosting costs for cloud-based infrastructure for our platforms, including improvements to the security environment.

Corporate Technology and Production Systems

Corporate technology and production systems expenses decreased by 1.4%, or $0.6 million, from $44.9 million for the year ended December 31, 2019 to $44.3 million for the year ended December 31, 2020. Included in this line item are costs related to maintaining our corporate information technology infrastructure and non-capitalizable costs to develop and maintain our production systems. Costs related to maintaining our corporate information technology infrastructure decreased by $3.9 million from $23.6 million for the year ended December 31, 2019 to $19.7 million for the year ended December 31, 2020. The decrease was due primarily to reduced personnel-related costs. Costs to develop platform and product initiatives increased by $2.2 million, from $14.4 million for the year ended December 31, 2019 to $16.6 million for the year ended December 31, 2020. The increase was driven primarily by new product development including the launch of our full suite of COVID-19 testing products in 2020. Costs related to maintaining our production systems increased by $1.1 million from $6.9 million for the year ended December 31, 2019 to $8.0 million for the year ended December 31, 2020.

These expenses include non-capitalizable costs related to Project Ignite. We incurred $7.2 million related to phase one, $3.1 million related to phase two and $4.6 million related to phase three in the year ended December 31, 2019, and $3.2 million related to phase one, $4.1 million related to phase two and $4.9 million related to phase three in the year ended December 31, 2020. For detailed disclosure on Project Ignite, including information related to the anticipated completion and treatment of non-capitalizable expenses in future periods, please see “—Components of our Results of Operations—Operating Expenses—Corporate Technology and Production Systems.”

Selling, General and Administrative

Selling, general and administrative expenses decreased by 16.7%, or $24.6 million, from $147.2 million for the year ended December 31, 2019 to $122.6 million for the year ended December 31, 2020 primarily as a result of savings actions taken in response to the COVID-19 pandemic. Beginning in March 2020, we implemented robust cost reduction measures across the organization to reduce selling, general and administrative expenses. This was accomplished through structural changes like moving to a virtual-first strategy by reducing office space globally, streamlining our sales and operations organization, and variable spend reduction, such as lower bonus expense, lower commissions, and lower marketing, travel, and entertainment expenses due to business performance being impacted by the COVID-19 pandemic. 2019 also included a one-time settlement of approximately $8.5 million with the Consumer Financial Protection Bureau as discussed in “Risk Factors—General Risks—We are exposed to litigation risk.”

Depreciation and Amortization

Depreciation and amortization decreased by 2.8%, or $2.6 million, from $93.8 million for the year ended December 31, 2019 to $91.2 million for the year ended December 31, 2020. Depreciation of property and equipment decreased from $8.6 million for the year ended December 31, 2019 to $7.1 million for the year ended December 31, 2020. The decrease was due to the write-down of the leasehold improvements and furniture and fixtures of closed office locations, partially offset by depreciation of computers and electronic equipment purchased in support of the company-wide virtual-first work from home policy. Amortization of intangible assets decreased from $85.2 million for the year ended December 31, 2019 to $84.1 million for the year ended December 31, 2020. Definite-lived intangible assets consist of intangible assets acquired through acquisition and the costs of developing internal-use software. These assets are amortized using a straight-line basis over their estimated useful lives except for client lists which use an accelerated method of amortization. The decrease in amortization on these assets can be attributed to the reducing amortization rate of the client lists.

Impairments of Long-Lived Assets

Impairment of property and equipment and capitalized software decreased from $3.2 million for the year ended December 31, 2019 to $1.8 million for the year ended December 31, 2020. In 2020, impairment costs were mainly driven by the write down of fixed assets in our exited offices in Roseville, California and Marietta, Georgia. There was no impairment of goodwill or other intangible assets.

Interest Expense, Net

Interest expense decreased by 16.2%, or $6.4 million, from $39.3 million for the year ended December 31, 2019 to $32.9 million for the year ended December 31, 2020. In 2019, interest expense on the Term loan was $36.2 million compared to $30.4 million in 2020. The reduction in 2020 was driven by the reduction in interest rate following the fall in LIBOR. Amortization expense of the loan discount was $2.4 million in 2019 and 2020.

Loss on Interest Rate Swap

Loss on interest rate swap consists of realized and unrealized gains and losses on our interest rate swaps, which we entered into to reduce our exposure to variability in expected future cash flows on our Term loan, which bears interest at a variable rate. Unrealized gains and losses result from changes in the fair value of the swaps and realized gains and losses reflect the amounts payable or receivable between the fixed rate on the swap and LIBOR. Loss on interest rate swap changed from a loss of $7.3 million for the year ended December 31, 2019 to a loss of $9.5 million for the year ended December 31, 2020. The loss for the twelve months ended December 31, 2020 was driven by the change in the mark to market (“MTM”) valuation of our interest rate swaps, which depends on LIBOR.

Income Tax Benefit

Benefit from income taxes decreased by 2.0%, or $0.2 million, from $(11.8) million for the year ended December 31, 2019 to $(11.6) million for the year ended December 31, 2020. This was primarily due to a decrease in the U.S. state and international deferred income tax provision.

Net Income/(Loss) and Net Loss Margin

Net loss increased by 12.0%, or $5.6 million, from $(46.7) million for the year ended December 31, 2019 to $(52.3) million for the year ended December 31, 2020. Net Loss Margin changed from (9.4)% to (11.5)% primarily driven by an 8.7% decrease in revenues due to the impact of the COVID-19 pandemic, partially offset by a 6.5% decrease in total operating expenses as a result of structural changes and cost savings initiatives implemented.

Net Loss Per Share

Net Loss Per Share increased by 11.3%, or $(0.06), from $(0.53) for the year ended December 31, 2019 to $(0.59) for the year ended December 31, 2020.

Six Months Ended June 30, 2020 compared to the Six Months Ended June 30, 2021

The following table sets forth certain historical consolidated financial performance for the six months ended June 30, 2020 compared to the six months ended June 30, 2021.

	Six Months Ended June 30,		Increase/ (Decrease)
	2020	2021	$	%
	(dollars in thousands, except per share amounts)
Revenues	$207,948	$298,698	$90,750	43.6%
Cost of revenues (exclusive of depreciation and amortization below)	98,345	143,159	44,814	45.6%
Corporate technology and production systems	22,080	20,351	(1,730)	(7.8)%
Selling, general and administrative	61,457	68,211	6,754	11.0%
Depreciation and amortization	45,578	40,848	(4,730)	(10.4)%
Impairments of long-lived assets	59	2,925	2,866	n.m.
Total operating expenses	227,519	275,494	47,975	21.1%
Operating (loss) income	(19,571)	23,204	42,775	(218.6)%
Interest expense, net	17,293	15,173	(2,120)	(12.3)%
Loss on interest rate swap	9,654	87	(9,567)	(99.1)%
Other income	(662)	(633)	29	(4.4)%
Total other expenses, net	26,285	14,627	(11,658)	(44.4)%
(Loss) income before income taxes	(45,856)	8,577	54,433	(118.7)%
Income tax (benefit) provision	(5,009)	4,552	9,561	(190.9)%
Net (loss) income	$(40,847)	$4,025	$44,872	(109.9)%
Net (Loss) Income Margin	(19.6)%	1.3%		20.9%
Net (loss) income per share	$(0.46)	$0.05	$0.51	(109.8)%

Revenues

Revenues increased by 43.6%, or $90.8 million, from $207.9 million for the six months ended June 30, 2020 to $298.7 million for the six months ended June 30, 2021. The growth was driven by approximately 13% new customer growth, approximately 31% base growth, and approximately 3% growth from APAC. Our gross retention rate for the six months ended June 30, 2021 was 96% compared to 93% for the six months ended June 30, 2020. Pricing was relatively stable across the periods and not meaningful to the change in revenues.

In our U.S. business, our healthcare, financial and business services, and technology and media industry Verticals experienced greater than 50% growth, as the U.S. economy continued its recovery from the impact of the COVID-19 pandemic. Our international business grew by approximately 80%, as our international gig business continued a high growth trajectory, primarily driven by our large market share of the U.K. food delivery industry, as well as growth in our U.K. government business.

Cost of Revenues

Cost of revenues increased by 45.6%, or $44.8 million, from $98.3 million for the six months ended June 30, 2020 to $143.2 million for the six months ended June 30, 2021. 97% of the cost increase, or $43.5 million, was due to increased volume, and $1.3 million was due to change in business mix and increased cloud expenses. Cost of revenues as a percentage of revenue was 47.3% for the six months ended June 30, 2020, and 47.9% for the six months ended June 30, 2021.

Corporate Technology and Production Systems

Corporate technology and production systems expenses decreased by 7.8%, or $1.7 million, from $22.1 million for the six months ended June 30, 2020 to $20.4 million for the six months ended June 30, 2021. Included in this line item are costs related to maintaining our corporate information technology infrastructure and non-capitalizable costs to develop and maintain our production systems. Costs related to maintaining our corporate information technology infrastructure decreased by $0.7 million from $10.2 million for the six months ended June 30, 2020 to $9.5 million for the six months ended June 30, 2021, due primarily to personnel related costs. Costs to develop platform and product initiatives decreased by $0.7 million, from $8.0 million for the six months ended June 30, 2020 to $7.3 million for the six months ended June 30, 2021. Costs related to maintaining our production systems decreased by $0.3 million from $3.8 million for the six months ended June 30, 2020 to $3.5 million for the six months ended June 30, 2021.

These expenses include non-capitalizable costs related to Project Ignite. We incurred $1.5 million related to phase one, $1.9 million related to phase two and $2.3 million related to phase three in the six months ended June 30, 2020, and $0.9 million related to phase one, $3.2 million related to phase two and $2.8 million related to phase 3 in the six months ended June 30, 2021. For detailed disclosure on Project Ignite, including information related to the anticipated completion and treatment of non-capitalizable expenses in future periods, please see “—Components of our Results of Operations—Operating Expenses—Corporate Technology and Production Systems.”

Selling, General and Administrative

Selling, general and administrative expenses increased by 11.0%, or $6.8 million, from $61.5 million for the six months ended June 30, 2020 to $68.2 million for the six months ended June 30, 2021. The year-over-year increase was driven by approximately $5.0 million of higher professional fees, primarily in connection with our proposed initial public offering, as well as approximately $8.5 million of higher bonus expense, as bonuses were reduced in the prior year period due to the expected impact of the COVID-19 pandemic on our financial performance. These increases were partially offset by an approximately $4.0 million reduction in severance expense, an approximately $2.0 million reduction in rent and facilities expenses, and reduced marketing, travel and entertainment, and bad debt expenses. The severance expense incurred in the six months ended June 30, 2020, was primarily related to the executive team restructuring program that spanned 2019 to 2020. The lower rent and facilities expenses in the six months ended June 30, 2021 relate to our real estate consolidation efforts, including a credit from the release of deferred rent for our exited office in Bellevue, Washington.

Depreciation and Amortization

Depreciation and amortization expense decreased by 10.4%, or $4.7 million, from $45.6 million for the six months ended June 30, 2020 to $40.8 million for the six months ended June 30, 2021, due primarily to $3.2 million lower intangible asset amortization, as new intangible assets were added at a lower rate compared to those which became fully depreciated in the interim period. Fixed asset depreciation decreased by approximately $1.5 million, primarily as a result of fixed asset impairments associated with exited office locations.

Impairments of Long-Lived Assets

Impairments of long-lived assets increased by $2.9 million from $0.1 million for the six months ended June 30, 2020 to $2.9 million for the six months ended June 30, 2021, due primarily to the write-off of fixed assets in our exited office in Bellevue, Washington.

Interest Expense, Net

Interest expense decreased by 12.3%, or $2.1 million, from $17.3 million for the six months ended June 30, 2020 to $15.2 million for the six months ended June 30, 2021 due to the reduction in the interest rate on our Term loan resulting from the reduction in LIBOR. Amortization of the loan discount was $1.2 million for each of the six months ended June 30, 2020 and June 30, 2021.

Loss on Interest Rate Swap

Loss on interest rate swap consists of realized and unrealized gains and losses on our interest rate swaps, which we entered into to reduce our exposure to variability in expected future cash flows on our Term loan, which bears interest at a variable rate. Unrealized gains and losses result from changes in the fair value of the swaps and realized gains and losses reflect the amounts payable or receivable between the fixed rate on the swap and LIBOR. Loss on interest rate swap decreased by $9.6 million from $9.7 million for the six months ended June 30, 2020 to $0.1 million for the six months ended June 30, 2021. The reduction in LIBOR during the six months ended June 30, 2020 resulted in a mark to market (“MTM”) loss recorded in that period. As LIBOR was relatively stable for the six months ended June 30, 2021, the MTM loss and resulting expense was significantly lower than the prior year period.

Income Tax (Benefit) Expense

Income tax (benefit) expense changed from a benefit of $5.0 million for the six months ended June 30, 2020 to an expense of $4.6 million for the six months ended June 30, 2021, due primarily to the increase in income before income taxes and an unfavorable change in the jurisdictional mix of earnings as a result of fluctuations in operations, and certain non-deductible transaction costs. (Loss) income before income taxes increased from a loss of $45.9 million for the six months ended June 30, 2020 to income of $8.6 million for the six months ended June 30, 2021, driven primarily by increased revenue.

Net (Loss) Income and Net (Loss) Income Margin

Net (loss) income increased from a loss of $40.8 million for the six months ended June 30, 2020 to income of $4.0 million for the six months ended June 30, 2021. Net (Loss) Income Margin increased from (19.6)% for the six months ended June 30, 2020 to 1.3% for the six months ended June 30, 2021. The increase in both net income and net income margin resulted from improved operating leverage, as revenues increased by 43.6% while operating expenses grew by only 21.1%.

Net (Loss) Income Per Share

Net (loss) income per share—basic increased from a loss of $0.46 for the six months ended June 30, 2020 to income of $0.05 for the six months ended June 30, 2021. Net (loss) income per share—diluted increased from a loss of $0.46 for the six months ended June 30, 2020 to income of $0.05 for the six months ended June 30, 2021. The increase in net income per share—basic and income per share—diluted was primarily driven by the increase in net income.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

We use Adjusted EBITDA and Adjusted EBITDA Margin to assess the performance of our business. Adjusted EBITDA is defined as net income adjusted for provision for income taxes, interest expense, depreciation and amortization, stock-based compensation, transaction costs, costs related to restructuring, technology transformation costs, costs related to settlements impacting comparability, (gains) losses on interest rate swaps, foreign currency (gains) losses, and other costs affecting comparability. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. These measures are not recognized under accounting principles generally accepted in the United States of America (“GAAP”) and do not purport to be alternatives to net income/(loss) as a measure of our performance. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools and should not be considered in isolation or as substitutes for our results as reported under GAAP. Adjusted EBITDA excludes items that can have a significant effect on our profit or loss and should, therefore, be considered only in conjunction with net income/(loss) for the period. Our management uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP results to evaluate the factors and trends affecting the business to assess our financial performance and the effectiveness of our business strategy, in preparing and approving our annual budget and to compare our performance against that of other peer companies using similar measures, and believe they are helpful in highlighting trends in our core operating performance. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA. Because not all companies use identical calculations, these measures may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA decreased by 16.1%, or $19.2 million, from $119.0 million for the year ended December 31, 2019 to $99.8 million for the year ended December 31, 2020. Adjusted EBITDA Margin decreased by 190 basis points year over year from 23.9% in 2019 to 22.0% in 2020. This was due to the decline in revenues due to the COVID-19 pandemic, partially offset by cost savings from structural changes implemented in 2020.

Adjusted EBITDA increased by 101.9%, or $42.3 million, from $41.5 million for the six months ended June 30, 2020 to $83.8 million for the six months ended June 30, 2021. Adjusted EBITDA Margin increased by 810 basis points from 20.0% for the six months ended June 30, 2020 to 28.1% in the corresponding period in 2021. This improvement resulted from increased operational efficiency due to automation and robust cost management initiatives implemented in 2020.

The following table reconciles net income/(loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(dollars in thousands)
Net (loss) income	$(46,682)	$(52,293)	$(40,847)	$4,025
Income tax (benefit) expense	(11,803)	(11,562)	(5,009)	4,552
Interest expense, net	39,316	32,947	17,293	15,173
Depreciation & amortization	93,802	91,199	45,578	40,848
Stock-based compensation	1,503	3,464	1,186	1,654
Transaction expenses(1)	2,617	3,029	1,084	7,258
Restructuring(2)	4,526	8,838	6,010	3,609
Technology transformation(3)	9,763	10,920	5,467	6,001
Settlements impacting comparability(4)	12,065	2,922	140	—
Loss/gain on interest swap(5)	7,324	9,452	9,654	87
Other(6)	6,553	918	974	630
Adjusted EBITDA	$118,984	$99,834	$41,530	$83,837
Adjusted EBITDA Margin	23.9%	22.0%	20.0%	28.1%

(1)

Consists of transaction expenses related to mergers and acquisitions, associated earn-outs, investor management fees (“investor management fees” in connection with the Fourth Amended and Restated Management Services Agreement, which will be terminated in connection with this offering), and costs related to preparation of this offering. For the year ended December 31, 2019, costs include $2.1 million in investor management fees and $0.5 million in M&A transaction costs. For the year ended December 31, 2020, costs include $2.0 million in investor management fees and $1.0 million in M&A transaction costs. For the six months ended June 30, 2020, costs include $1.0 million in investor management fees and approximately $0.1 million in M&A transaction costs. For the six months ended June 30, 2021, approximately $5.4 million was incurred in connection with this offering, approximately $0.8 million was related to M&A transaction costs and $0.5 million was related to investor management fees.
(2)

Consists of restructuring-related costs, including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to our real estate consolidation efforts. During 2019 and 2020, we executed an extensive restructuring program, significantly strengthening our management team and creating a client facing industry-specific Vertical organization. This program was completed by the end of 2020 and the final costs related to this program have been incurred through the first quarter of 2021. Beginning in 2020, we began executing a virtual-first strategy, closing offices and reducing office space globally. We expect this real estate consolidation effort to be completed by the end of 2021. For the year ended December 31, 2019, these costs included approximately $4.5 million of restructuring-related executive recruiting and severance charges. For the year ended December 31, 2020, costs include approximately $6.7 million of restructuring-related executive recruiting and severance charges, $2.1 million of lease termination costs and write-offs on disposal of fixed assets related to our real estate consolidation program. For the six months ended June 30, 2020, these costs include approximately $5.3 million of restructuring-related executive recruiting and severance charges, including the elimination of the vice-chairman position, and approximately $0.7 million of expenses related to our real estate consolidation program. For the six months ended June 30, 2021, approximately $3.1 million related to our real estate consolidation program, comprised primarily of the write-off on disposal of fixed assets for our exited facility in Bellevue, Washington.

(3)

Includes costs related to technology modernization efforts. We believe that these costs are discrete and non-recurring in nature, as they relate to a one-time restructuring and decommissioning of our on-premise production systems and corporate technological infrastructure and the move to a managed service provider, decommissioning redundant fulfillment systems, and modernizing internal functional systems. As such, they are not normal, recurring operating expenses and are not reflective of ongoing trends in the cost of doing business. The significant majority of these are related to the last two phases of Project Ignite, with the remainder related to an investment made to modernize internal functional systems in preparation for our public company infrastructure. For the year ended December 31, 2019, investments related to Project Ignite were $7.7 million, and for the year ended December 31, 2020, they were $9.0 million. Additional investment made to modernize internal functional systems was $2.1 million in 2019 and $1.9 million in 2020. For the six months ended June 30, 2020, we made investments of $4.2 million related to Project Ignite, and approximately $1.2 million to modernize internal functional systems. For the six months ended June 30, 2021, we made an investment of $6.0 million in Project Ignite.

(4)

Consists of non-recurring settlements impacting comparability. For the year ended December 31, 2019, the primary components were a settlement with the CFPB of approximately $8.5 million and discrete incremental charges related to the settlement of $1.7 million and a settlement related to sales tax of $1.8 million. For the year ended December 31, 2020, costs included $2.3 million in a settlement related to sales tax.

(5)	Consists of loss (gain) on interest rate swaps. See “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” for additional information on interest rate swaps.

(6)

Consists of costs related to a local government mandate in India, (gain) loss on foreign currency transactions, impairment of capitalized software and other costs outside of the ordinary course of business. The following table summarizes these costs for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(dollars in thousands)
Other
Government mandate	$—	$1,291	$1,291	$—
(Gain) loss on foreign currency transactions	505	(359)	320	1,120
Impairment of capitalized software	3,219	695	72	30
Duplicate fulfillment charges	2,829	(709)	(709)	(520)

Total	$6,553	$918	$974	$630

The following table presents the calculation of Net (Loss) Income Margin and Adjusted EBITDA Margin for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(dollars in thousands)
Net (loss) income	$(46,682)	$(52,293)	$(40,847)	$4,025
Adjusted EBITDA	118,984	99,834	41,530	83,837
Revenues	497,116	454,053	207,948	298,698
Net (Loss) Income Margin	(9.4)%	(11.5)%	(19.6)%	1.3%
Adjusted EBITDA Margin	23.9%	22.0%	20.0%	28.1%

Adjusted Net Income and Adjusted Earnings Per Share

Adjusted Net Income is a non-GAAP profitability measure. Adjusted Net Income is defined as net income adjusted for amortization of acquired intangible assets, stock-based compensation, transaction costs, costs related to restructuring, technology transformation costs, costs related to settlements impacting comparability, (gains) losses on interest rate swaps, foreign currency (gains) and losses, and other costs affecting comparability adjusted for an applicable tax rate of 26%. Our management believes that the inclusion of supplementary adjustments to net income/(loss) applied in presenting Adjusted Net Income assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding certain material non-cash items and unusual items that we do not expect to continue at the same level in the future, including the amortization of assets resulting from purchase accounting and normalizing our tax rate. Management and our board of directors use Adjusted Net Income to evaluate the factors and trends affecting our business to assess our financial performance and in preparing and approving our annual budget and believe it is helpful in highlighting trends in our core operating performance.

Adjusted Net Income decreased by 29.7%, or $11.3 million, from $38.0 million for the year ended December 31, 2019 to $26.7 million for the year ended December 31, 2020. The decrease was primarily driven by a decrease in revenues due to impact of the COVID-19 pandemic, partially offset by a decrease in total operating expenses as a result of structural changes and cost savings initiatives implemented.

Adjusted Net Income increased by 515.4%, or $33.5 million, from $6.5 million for the six months ended June 30, 2020 to $40.0 million for the six months ended June 30, 2021. The primary drivers for the year over year increase are increased revenues and improved operational leverage.

Adjusted Earnings Per Share—basic decreased by 30.2%, or $0.13, from $0.43 for the year ended December 31, 2019 to $0.30 for the year ended December 31, 2020. Adjusted Earnings Per Share—diluted decreased by 30.2%, or $0.13, from $0.43 for the year ended December 31, 2019 to $0.30 for the year ended December 31, 2020. The decrease in Earnings Per Share—basic and Earnings Per Share—diluted was primarily due to the decrease in Adjusted Net Income.

Adjusted Earnings Per Share—basic increased by 542.8%, or $0.38, from $0.07 for the six months ended June 30, 2020 to $0.45 for the six months ended June 30, 2021, and Adjusted Earnings Per Share—diluted increased by 542.8%, or $0.38, from $0.07 for the six months ended June 30, 2020 to $0.45 for the six months ended June 30, 2021, primarily due to the increase in Adjusted Net Income.

The following tables reconcile net (loss) income, the most directly comparable GAAP measure, to Adjusted Net Income and Adjusted Earnings Per Share for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands, except per share amounts)
Net (loss) income	$(46,682)	$(52,293)	$(40,847)	$4,025
Income tax (benefit) expense	(11,803)	(11,562)	(5,009)	4,552
(Loss) income before income taxes	(58,485)	(63,855)	(45,856)	8,577
Amortization of acquired intangible assets	65,529	60,346	30,171	26,270
Stock-based compensation	1,503	3,464	1,186	1,654
Transaction expenses(1)	2,617	3,029	1,084	7,258
Restructuring(2)	4,526	8,838	6,010	3,609
Technology transformation(3)	9,763	10,920	5,467	6,001
Settlements impacting comparability(4)	12,065	2,922	140	—
Loss/gain on interest swap(5)	7,324	9,452	9,654	87
Other(6)	6,553	918	974	630
Adjusted Net Income before income tax effect	51,395	36,034	8,830	54,086
Income tax effect(7)	13,363	9,369	2,296	14,062
Adjusted Net Income	38,032	26,665	6,534	40,024
Net (loss) income per share—diluted	(0.53)	(0.59)	(0.46)	0.05
Adjusted Earnings Per Share—basic	0.43	0.30	0.07	0.45
Adjusted Earnings Per Share—diluted	0.43	0.30	0.07	0.45

(1)	Consists of transaction expenses related to mergers and acquisitions, associated earn-outs, investor management fees, and costs related to preparation of this offering.
(2)

Consists of restructuring-related costs, including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to our real estate consolidation efforts. During 2019 and 2020, we executed an extensive restructuring program, significantly strengthening our management team and creating a client facing industry-specific Vertical organization. This program was completed by the end of 2020 and the final costs related to this program have been incurred through the first quarter of 2021. Beginning in 2020, we began executing a virtual-first strategy, closing offices and reducing office space globally. We expect this real estate consolidation effort to be completed by the end of 2021.

(3)

Includes costs related to technology modernization efforts. We believe that these costs are discrete and non-recurring in nature, as they relate to a one-time restructuring and decommissioning of our on-premise production systems and corporate technological infrastructure and the move to a managed service provider, decommissioning redundant fulfillment systems, and modernizing internal functional systems. As such, they are not normal, recurring operating expenses and are not reflective of ongoing trends in the cost of doing business. The significant majority of these are related to the last two phases of Project Ignite, with the remainder related to an investment made to modernize internal functional systems in preparation for our public company infrastructure.
(4)	Consists of non-recurring settlements impacting comparability.
(5)	Consists of loss (gain) on interest rate swaps. See “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” for additional information on interest rate swaps.
(6)

Consists of costs related to a local government mandate in India, (gain) loss on foreign currency transactions, impairment of capitalized software and other costs outside of the ordinary course of business. The following table summarizes these costs for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(dollars in thousands)
Other
Government mandate	$—	$1,291	$1,291	$—
(Gain) loss on foreign currency transactions	505	(359)	320	1,120
Impairment of capitalized software	3,219	695	72	30
Duplicate fulfillment charges	2,829	(709)	(709)	(520)

Total	$6,553	$918	$974	$630

(7)

A normalized effective tax rate of 26% has been used to compute Adjusted Net Income for the 2019, 2020 and 2021 periods. As of December 31, 2020, we had net operating loss carryforwards of approximately $120.6 million for federal, state, and foreign income tax purposes available to reduce future income subject to income taxes. The amount of actual cash taxes we pay for federal, state, and foreign income taxes differs significantly from the effective income tax rate computed in accordance with GAAP, and from the normalized rate shown above.

The following tables reconcile net (loss) income per share, the most directly comparable GAAP measure, to Adjusted Earnings Per Share for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(dollars in thousands, except per share amounts)
Net (loss) income	$(46,682)	$(52,293)	$(40,847)	$4,025
Less: Undistributed amounts allocated to participating securities	—	—	—	17
Undistributed (losses) earnings allocated to stockholders	$(46,682)	$(52,293)	$(40,847)	$4,008

Weighted average number of shares outstanding—basic	88,154,830	88,345,312	88,322,550	88,717,890
Weighted average number of shares outstanding—diluted	88,154,830	88,345,312	88,322,550	88,802,948
Net (loss) income per share—basic	$(0.53)	$(0.59)	$(0.46)	$0.05
Net (loss) income per share—diluted	(0.53)	(0.59)	(0.46)	0.05

Adjusted Net Income	$38,032	$26,665	$6,534	$40,024
Less: Undistributed amounts allocated to participating securities	—	9	—	166
Undistributed (losses) earnings allocated to stockholders	$38,032	$26,656	$6,534	$39,858

Weighted average number of shares outstanding—basic	88,154,830	88,345,312	88,322,550	88,717,890
Weighted average number of shares outstanding—diluted	88,173,998	88,419,588	88,399,222	88,802,948
Adjusted Earnings Per Share—basic	$0.43	$0.30	$0.07	$0.45
Adjusted Earnings Per Share—diluted	0.43	0.30	0.07	0.45

Quarterly Results of Operations

	Three Months Ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(dollars in thousands)
Revenues	$132,765	$121,429	$119,376	$88,571	$117,602	$128,503	$139,370	$159,328
Operating expenses	127,147	142,043	121,262	106,257	114,829	134,808	130,963	144,531
Operating income (loss)	5,618	(20,614)	(1,886)	(17,686)	2,774	(6,304)	8,407	14,797
Interest expense, net	9,784	9,199	9,056	8,237	7,817	7,837	7,570	7,603
Loss (gain) on interest rate swap	1,069	(1,181)	8,755	899	(49)	(153)	(46)	133
Other income	(347)	(385)	(241)	(421)	(336)	(648)	(271)	(363)
Total other expense, net	10,506	7,633	17,570	8,715	7,432	7,035	7,253	7,373
(Loss) income before income taxes	(4,888)	(28,247)	(19,456)	(26,401)	(4,658)	(13,340)	1,154	7,424
Provision for (benefit from) income taxes	(979)	(10,544)	(3,556)	(1,454)	5,727	(12,280)	526	4,026
Net (loss) income	$(3,909)	$(17,702)	$(15,900)	$(24,948)	$(10,385)	$(1,060)	$628	$3,398
Net (loss) income margin	(2.9)%	(14.6)%	(13.3)%	(28.2)%	(8.8)%	(0.8)%	0.5%	2.1%

Quarterly Revenue Trends

Our quarterly revenues have generally increased over time on a year over year basis as a result of new clients, strong retention rates, and expansion of services provided to existing clients. Although we did experience a decline in revenues in the second and third quarters of 2020 due to the COVID-19 pandemic, the business moved into year over year revenue growth in the fourth quarter of 2020, driven by a strong December 2020. This growth has continued in the first and second quarters of 2021.

Our revenue trend is impacted by seasonality in macroeconomic hiring trends. Typically, revenue acceleration begins towards the end of the first quarter, peaking in the third quarter as hiring accelerates across industry Verticals. The fourth quarter, ending December 31, is typically our lowest revenue quarter due to a general market trend of lower hiring during the latter half of December due to the holiday season. Using fiscal year 2019, the last comparable 12-month period before the COVID-19 pandemic, as a representative year of typical business trends, the first quarter contributed to approximately 22% of total revenue, the second and third quarters contributed to approximately 27% of total revenue each and the fourth quarter contributed to approximately 24% of total revenue.

Quarterly Operating Expense Trends

Cost of revenues typically increases with revenue growth in the second and third quarter and is primarily related to delivery of services, primarily vendor costs associated with acquisition of data, third-party costs associated with robotics process automation related to fulfillment, third-party costs related to hosting our fulfillment platforms in the cloud, and, to a lesser extent, labor costs related to our client care organization and onshore and offshore fulfillment teams. Corporate technology and production systems expenses are costs related to maintaining our corporate information technology infrastructure and non-capitalizable costs to develop and maintain our production systems, and these are relatively fixed in the short term. Selling, general and administrative expenses are primarily compensation and other items which are relatively fixed in the short term, with the exception of commissions, marketing and incentive compensation.

Quarterly Non-GAAP Financial Measures

The following tables reconcile net income/(loss), the most directly comparable GAAP measure, to Adjusted EBITDA and Adjusted Net Income.

	Three Months Ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(dollars in thousands)
Net (loss) income	$(3,909)	$(17,702)	$(15,900)	$(24,947)	$(10,385)	$(1,060)	$628	$3,398
(Benefit from) provision for income taxes	(979)	(10,544)	(3,556)	(1,453)	5,727	(12,280)	526	4,026
Interest expense, net	9,784	9,199	9,056	8,237	7,817	7,837	7,570	7,603
Depreciation & amortization	23,479	23,774	22,935	22,643	22,863	22,758	20,549	20,299
Stock-based compensation	249	504	545	641	570	1,708	898	756
Transaction expenses(1)	566	892	538	546	539	1,406	1,089	6,169
Restructuring(2)	1,150	1,335	526	5,484	1,060	1,768	3,035	574
Technology transformation(3)	2,297	3,015	3,009	2,458	2,581	2,872	2,059	3,942
Settlements impacting comparability(4)	287	11,219	97	43	120	2,662	—	—
Loss/gain on interest swap(5)	1,069	(1,181)	8,755	899	(49)	(153)	(46)	133
Other(6)	1,891	3,227	1,584	(610)	(439)	383	496	134

Adjusted EBITDA	$35,884	$23,738	$27,589	$13,941	$30,404	$27,901	$36,804	$47,034

	Three Months Ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(dollars in thousands)
Net (loss) income	$(3,909)	$(17,702)	$(15,900)	$(24,947)	$(10,385)	$(1,060)	$628	$3,398
Adjusted EBITDA	$35,884	$23,738	$27,589	$13,941	$30,404	$27,901	$36,804	$47,034
Revenues	$132,765	$121,429	$119,376	$88,571	$117,602	$128,503	$139,370	$159,328
Net (loss) income margin	(2.9)%	(14.6)%	(13.3)%	(28.2)%	(8.8)%	(0.8)%	0.5%	2.1%
Adjusted EBITDA margin	27.0%	19.5%	23.1%	15.7%	25.9%	21.7%	26.4%	29.5%

	Three Months Ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in thousands)
Net (loss) income	$(3,909)	$(17,702)	$(15,900)	$(24,947)	$(10,385)	$(1,060)	$628	$3,398
Provision for (benefit from) income taxes	(979)	(10,544)	(3,556)	(1,453)	5,727	(12,280)	526	4,026
(Loss) income before income taxes	(4,888)	(28,246)	(19,456)	(26,400)	(4,658)	(13,340)	1,154	7,424
Amortization of acquired intangible assets	16,374	16,281	15,089	15,082	15,119	15,056	13,263	13,006
Stock-based compensation	249	504	545	641	570	1,708	898	756
Transaction expenses(1)	566	892	538	546	539	1,406	1,089	6,169
Restructuring(2)	1,150	1,335	526	5,484	1,060	1,768	3,035	574
Technology transformation(3)	2,297	3,015	3,009	2,458	2,581	2,872	2,059	3,942
Settlements impacting comparability(4)	287	11,219	97	43	120	2,662	—	—
Loss/gain on interest swap(5)	1,069	(1,181)	8,755	899	(49)	(153)	(46)	133
Other(6)	1,891	3,227	1,584	(610)	(439)	383	496	134
Adjusted Net Income before income tax effect	18,995	7,046	10,687	(1,857)	14,843	12,362	21,948	32,138
Income tax effect(7)	4,939	1,832	2,779	(483)	3,859	3,214	5,706	8,356
Adjusted Net Income	14,056	5,214	7,908	(1,374)	10,984	9,148	16,242	23,782

(1)	Consists of transaction expenses related to mergers and acquisitions, associated earn-outs, investor management fees, and costs related to preparation of this offering.
(2)

Consists of restructuring-related costs, including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to our real estate consolidation efforts. During 2019 and 2020, we executed an extensive restructuring program, significantly strengthening our management team and creating a client facing industry-specific Vertical organization. This program was completed by the end of 2020 and the final costs related to this program have been incurred through the first quarter of 2021. Beginning in 2020, we began executing a virtual-first strategy, closing offices and reducing office space globally. We expect this real estate consolidation effort to be completed by the end of 2021.

(3)

Includes costs related to technology modernization efforts. We believe that these costs are discrete and non-recurring in nature, as they relate to a one-time restructuring and decommissioning of our on-premise production systems and corporate technological infrastructure and the move to a managed service provider, decommissioning redundant fulfillment systems, and modernizing internal functional systems. As such, they are not normal, recurring operating expenses and are not reflective of ongoing trends in the cost of doing business. The significant majority of these are related to the last two phases of Project Ignite, with the remainder related to an investment made to modernize internal functional systems in preparation for our public company infrastructure.

(4)	Consists of non-recurring settlements impacting comparability.
(5)	Consists of loss (gain) on interest rate swaps. See “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” for additional information on interest rate swaps.
(6)

Consists of costs related to a local government mandate in India, (gain) loss on foreign currency transactions, impairment of capitalized software and other costs outside of the ordinary course of business.

(7)

A normalized effective tax rate of 26% has been used to compute Adjusted Net Income for the 2019, 2020 and 2021 periods. As of December 31, 2020, we had net operating loss carryforwards of approximately $120.6 million for federal, state, and foreign income tax purposes available to reduce future income subject to income taxes. As a result, the amount of actual cash taxes we pay for federal, state, and foreign income taxes differs significantly from the effective income tax rate computed in accordance with GAAP, and from the normalized rate shown above.

Liquidity and Capital Resources

Overview

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs to meet operating expenses, debt service, acquisitions, capital expenditures, other commitments and contractual obligations. We consider liquidity in terms of cash flows from operations and their sufficiency to fund our operating and investing activities.

Our primary cash needs are for day to day operations, working capital requirements, capital expenditures for ongoing development of our technological offering and other mandatory payments such as taxes, and debt principal and interest obligations. Following the consummation of this offering, we expect to fund our liquidity requirements through cash and cash equivalents and cash flows from operations.

Our capital expenditures can vary depending on the timing of the development of new products and services and technological enhancement-related investments. Capital expenditures for the year ended December 31, 2020 were approximately $16.5 million. We estimate that our capital expenditures for the year ending December 31, 2021 will be in the range of $18 million to $22 million, primarily related to capitalizable software development.

We believe that our projected cash position and cash flows from operations will be sufficient to fund our liquidity requirements for at least the next twelve months. However, our future liquidity requirements could be higher than we currently expect as a result of various factors. For example, any future investments, acquisitions, joint ventures or other similar transactions may require additional capital. In addition, our ability to continue to meet our future liquidity requirements will depend on, among other things, our ability to achieve anticipated levels of revenues and cash flows from operations and our ability to manage costs and working capital successfully, all of which are subject to general economic, financial, competitive and other factors beyond our control. In the event we require any additional capital, it will take the form of equity or debt financing, or both, and there can be no assurance that we will be able to raise any such financing on terms acceptable to us or at all.

As of June 30, 2021, we had cash and cash equivalents of approximately $94.3 million. As of December 31, 2019 and 2020, we had cash and cash equivalents of $50.3 million and $66.6 million respectively. This amount includes $6.7 million accrued at year-end 2020 for our 2020 excess cash flow payment paid to lenders under the Credit Agreement (as defined below) in April 2021. On a pro forma basis, after giving effect to this offering (including the application of net proceeds received by us in this offering together with cash on hand), our total principal amount of indebtedness outstanding would have been approximately $507.8 million under our Term loan as of June 30, 2021. All cash and cash equivalents are held with independent financial institutions with a minimum credit rating of A as defined by the three main credit rating agencies. As of June 30, 2021, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

Credit Facility

In June 2015, our subsidiary Sterling Midco Holdings, Inc. entered into a first lien credit agreement as borrower (as most recently amended by the Sixth Amendment dated August 11, 2021, the “Credit

Agreement”) with KeyBank National Association, as administrative agent (the “Administrative Agent”), certain guarantors party thereto and various lenders, including Goldman Sachs Lending Partners LLC, as lenders. The Credit Agreement provides for aggregate principal borrowings of $740.0 million (subject to the increase described below), comprising a $655.0 million original principal amount of term loan (the “Term loan”) which matures in June 2024 and an $85.0 million revolving credit facility, which automatically increases to $140.0 million upon the consummation of this offering (the “Revolving Credit Facility”), which matures (a) with respect to $81.25 million of the revolving credit commitments (or, upon the consummation of this offering, the full $140.0 million of revolving credit commitments), the earlier of (x) August 11, 2026 and (y) December 31, 2023 unless, on or prior to December 31, 2023, the Term loan has been (i) refinanced with the proceeds of indebtedness with a final maturity date that is no earlier than February 11, 2027 or (ii) amended, modified or waived, such that the final maturity date of the Term loan is no earlier than February 11, 2027 and (b) if this offering is not consummated, with respect to $3.75 million of the revolving credit commitments, June 19, 2022.

Amounts outstanding under the Term loan bear interest under either of the following two rates, elected in advance quarterly by the borrower for periods of either one month, two months, three months or six months: (1) an applicable rate of 2.5% plus a base rate (equal to the greater of (a) the prime rate (b) the federal funds rate plus 1⁄2 of 1% or (c) the one-month London Interbank Offered Rate (“LIBOR”) plus 1%, subject to a 2% floor); or (2) an applicable rate of 3.5% plus one-month LIBOR which is subject to a 1% floor. Interest on LIBOR borrowings is payable on the last business day of the interest period selected except in the case of a six-month election, in which case it is payable on the last day of the third and sixth month. The interest rate in effect for the Term loan as of June 30, 2021 was 4.5%. The Term loan requires $1.6 million repayment of principal on the last business day of each March, June, September and December. Under the Credit Agreement, we must also make a mandatory prepayment of principal in the amount of 50% of the excess cash, as defined in the Credit Agreement, generated in any given year, if our Net Leverage Ratio (as defined in the Credit Agreement) is greater than or equal to 2.95:1.00. In 2020, the mandatory prepayment was $6.7 million. We did not generate excess cash in 2019 and therefore there was no mandatory prepayment of principal. All remaining outstanding principal is due at maturity in June 2024. We have been in compliance with all our covenants under the Credit Agreement since origination.

Amounts outstanding under the Revolving Credit Facility bear interest at a tiered floating interest rate based on the Net Leverage Ratio of the borrower, elected in advance monthly by the borrower: (1) an applicable rate of 2.5% plus the greater of (a) the prime rate (b) the federal funds rate plus 1⁄2 of 1% (c) the one-month LIBOR plus 1%, or (d) a 2% floor or (2) an applicable rate of 3.5% plus one-month LIBOR. In addition, a fee is due quarterly in the amount of 0.50% or 0.375% on the unused portion of the commitments under the Revolving Credit Facility, depending on the Net Leverage Ratio. We drew down the full available amount of $83.8 million in March 2020 and repaid such amount in full in May 2020. Amounts available for borrowing under the Revolving Credit Facility, net of letters of credit, were $83.8 million as of December 31, 2019, $84.0 million as of December 31, 2020, and $84.1 million as of June 30, 2021.

The Credit Agreement contains covenants that, among other things restrict our ability to: incur certain additional indebtedness; transfer money between our various subsidiaries; pay dividends on, repurchase or make distributions with respect to our subsidiaries’ capital stock or make other restricted payments; issue stock of subsidiaries; make certain investments, loans or advances; transfer and sell certain assets; create or permit liens on assets; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into certain transactions with our affiliates; and amend certain documents. The Credit Agreement also contains financial covenants that require us to maintain a total specified leverage ratio of less than 6.75:1.00 for so long as we have borrowed at least 35% or more of the total availability under the Revolving Credit Facility. Compliance with the financial covenants may be waived by lenders holding a majority of the Revolving Credit Facility.

Obligations under the Credit Agreement are collateralized by a first lien on substantially all the assets and outstanding capital stock of the Company subject to exceptions. The Credit Agreement also contains various events of default, including, without limitation, the failure to pay interest or principal when the same is due, cross default and cross acceleration provisions, the failure of representations and warranties contained in the agreements to be true and certain insolvency events. If an event of default occurs and is continuing, the principal amounts outstanding under the Credit Agreement, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable by the lenders.

We can use available funding capacity under the Revolving Credit Facility to satisfy letters of credit related to leased office space and other obligations, subject to a sublimit equal to the lesser of $20.0 million or aggregate amounts available for borrowing under the Revolving Credit Facility. Amounts used to satisfy the letters of credit reduce the available capacity under the Revolving Credit Facility. We had outstanding letters of credit totaling $1.2 million as of December 31, 2019, $1.0 million as of December 31, 2020, and $0.9 million as of June 30, 2021.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the year ended December 31, 2019 compared to the year ended December 31, 2020.

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash provided by operating activities	$36,204	$36,185
Net cash used in investing activities	(33,869)	(16,266)
Net cash used in financing activities	(7,873)	(3,218)
(Decrease) increase in cash and cash equivalents	(5,538)	16,701
Effect of exchange rate changes on cash	427	(367)
Cash and cash equivalents at beginning of the period	55,410	50,299

Cash and cash equivalents at end of the period	$50,299	$66,633

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2019 was $36.2 million and net cash provided by operating activities for the year ended December 31, 2020 was $36.2 million. Net cash provided by operating activities stayed flat year-over-year, despite the COVID-19 pandemic, due to enhanced cash management resulting in higher collections of receivables. Net cash provided by operating activities for the year ended December 31, 2019 reflects the adjustment to net income for non-cash charges totaling $94.6 million, primarily driven by $93.8 million in depreciation and amortization, including $65.5 million of acquired intangible asset amortization, an $11.1 million change in fair value of derivatives, $3.2 million impairment of long-lived assets, $2.4 million amortization of debt discount, and $1.5 million in stock based compensation, partially offset by $18.1 million in deferred income taxes. The non-cash charges were offset by changes in operating assets and liabilities of $11.7 million, primarily driven by an $11.6 million change in accounts receivable due to higher revenues.

Net cash provided by operating activities for the year ended December 31, 2020 reflects the adjustment to net income for non-cash charges totaling $87.1 million, primarily driven by $91.2 million in depreciation and amortization, including $60.3 million of acquired intangible asset amortization, a $5.8 million change in fair value of derivatives, $3.5 million of stock-based compensation, $2.4 million amortization of debt discount, and $1.8 million impairment of long-lived assets, partially offset by $17.0 million in deferred income taxes and $0.8 million in deferred rent. Changes in operating assets and liabilities provided an additional $1.7 million for the year.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was $33.9 million and net cash used in investing activities for the year ended December 31, 2020 was $16.3 million. Net cash used in investing activities decreased primarily due to the decreased investment in hardware and capitalized software, due to technological transformation.

Net cash used in investing activities for the year ended December 31, 2019 primarily consisted of $26.6 million investment in capitalized software development and $5.3 million in computer hardware and other property, plant and equipment. Net cash used from investing activities for the year ended December 31, 2020 primarily consisted of $14.0 million investment in capitalized software development and $2.3 million in computer hardware and other property, plant and equipment. Net cash used in investing activities for the year ended December 31, 2020 primarily consisted of $14.0 million investment in capitalized software development and $2.3 million in computer hardware and other property, plant and equipment.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2019 was $7.9 million and net cash used in financing activities for the year ended December 31, 2020 was $3.2 million. Net cash used in financing activities for the year ended December 31, 2019 primarily consisted of $6.5 million or principal payments on our long-term debt and $1.5 million of payment of earn-out contingent consideration related to our acquisition of National Crime Check, completed in November 2018. Net cash used in financing activities for the year ended December 31, 2020 consisted of $6.5 million of principal payments on our long-term debt, partially offset by $3.3 million in cash proceeds from the issuance of common stock.

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the six months ended June 30, 2020 compared to the six months ended June 30, 2021.

	Six Months Ended June 30,
	2020	2021
	(in thousands)
Net cash provided by operating activities	$20,226	$45,290
Net cash used in investing activities	(9,310)	(9,295)
Net cash used in financing activities	(2,032)	(8,234)
Increase in cash and cash equivalents	8,884	27,761
Effect of exchange rate changes on cash	(2,520)	(103)
Cash and cash equivalents at beginning of the period	50,299	66,633

Cash and cash equivalents at end of the period	$56,663	$94,291

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2020 was $20.2 million and net cash provided by operating activities for the six months ended June 30, 2021 was $45.3 million. The increase year-over-year was driven primarily by higher net income resulting from higher revenue.

Net cash provided by operating activities for the for the six months ended June 30, 2020 reflects the adjustment to net loss for non-cash charges totaling $48.7 million, primarily driven by $45.6 million in depreciation and amortization, an $8.9 million change in fair value of derivatives, $1.2 million of stock-based compensation, and $2.4 million amortization of debt discount, amortization of financing fees and other charges, partially offset by $8.7 million in deferred income tax benefit and $0.7 million in unrealized translation gain on investment in foreign subsidiaries. Changes in operating assets and liabilities provided an additional $12.3 million of operating cash flow due primarily to a $20.3 million reduction in accounts receivable driven by continued strong cash collections, a $7.1 million increase in other liabilities, and a $1.6 million decrease in other assets and accounts payable, partially offset by a $12.5 million decrease in accrued expenses which included the payment of annual bonuses, and a $4.2 million increase in prepaid expenses.

Net cash provided by operating activities for the six months ended June 30, 2021 reflects the adjustment to net income for non-cash charges totaling $42.1 million, primarily driven by $40.8 million of depreciation and amortization, $2.9 million of impairments of long-lived assets, $1.7 million of stock-based compensation, $1.9 million of amortization of debt discount, amortization of financing fees, and other charges, partially offset by a $2.9 million change in fair value of derivatives, a $1.2 million credit to deferred rent, $0.7 million in deferred income tax benefit, $0.2 million in unrealized translation gain on investment in foreign subsidiaries, and $0.2 million excess payment on contingent consideration for acquisition. Changes in operating assets and liabilities for the six months ended June 30, 2021 reduced cash flow from operating activities by less than $1.0 million. An increase in accounts receivable of $24.8 million, due to increased revenue, an increase in prepaid expenses of $2.4 million, and an increase in other assets of $1.1 million, was largely offset by increases in accounts payable and accrued expenses.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2020 was $9.3 million for both the six months ended June 30, 2020 and for the six months ended June 30, 2021.

Net cash used in investing activities for the six months ended June 30, 2020 consisted of a $7.8 million investment in capitalized software, and $1.7 million in purchases of computer hardware and other property, plant and equipment, partially offset by $0.2 million in proceeds from disposal of property, plant and equipment. Net cash used in investing activities for the six months ended June 30, 2021 consisted of an $8.0 million investment in capitalized software, and $1.3 million in purchases of computer hardware and other property, plant and equipment.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2020 was $2.0 million and net cash used in financing activities for the six months ended June 30, 2021 was $8.2 million. The increase year-over-year was due primarily to the mandatory additional principal payment on excess cash generated as required in our Credit Agreement. See “—Liquidity and Capital Resources—Credit Facility.” Net cash used in financing activities for the six months ended June 30, 2020 consisted of $3.2 million in principal payments on our long-term debt, partially offset by $1.2 million of proceeds received from the issuance of common stock. Net cash used in financing activities for the six months ended June 30, 2021 consisted of $9.9 million in principal payments on our long-term debt, including the $6.7 million mandatory prepayment of excess cash as required by our Credit Agreement and $0.7 million in payment of earn-out contingent consideration related to our November 2018 acquisition of NCC, partially offset by $2.4 million of proceeds received from the issuance of common stock.

Contractual Obligations

Our principal commitments consist of obligations for outstanding debt and leases for our office spaces.

As of December 31, 2020, we had the following contractual obligations:

	Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$24,145	$4,763	$7,124	$5,566	$6,692
Capital lease obligations	70	24	35	11	—
Long-term debt obligations	623,487	13,147	12,922	597,418	—
Interest payments on long-term debt obligations	95,893	23,143	55,354	17,396	—

Total	$743,595	$41,077	$75,435	$620,391	$6,692

As of June 30, 2021, we had the following contractual obligations:

	Payments due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$21,740	$4,206	$6,527	$5,608	$5,399
Capital lease obligations	54	19	32	3	—
Long-term debt obligations	613,570	6,461	607,109	—	—
Interest payments on long-term debt obligations	86,639	27,933	58,706	—	—

Total	$722,003	$38,619	$672,374	$5,611	$5,399

In addition, in the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify clients, vendors and other business partners with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements. We have not included any such indemnification provisions in the contractual obligations table above. Historically, we have not experienced significant losses on these types of indemnification obligations.

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with GAAP requires management to make estimates and judgments that can affect the reported amount of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Some of the significant estimates include the impairment of long-lived assets, goodwill impairment, the determination of the fair value of acquired assets and liabilities, the valuation of stock-based awards and stock-based compensation and sales and income tax liabilities. We believe that the estimates used in the preparation of our consolidated financial statements are reasonable; however, actual results could differ materially from these estimates.

The most significant accounting estimates involve a high degree of judgment or complexity. Management believes the estimates and judgments most critical to the preparation of our consolidated financial statements and to the understanding of our reported financial results are described below.

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for more information on our accounting policies.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets of acquired entities and is tested for impairment annually or when certain triggering events require additional testing. Our goodwill is predominantly a result of the acquisition of Sterling by our Sponsor on June 19, 2015. We perform an annual impairment assessment during the fourth quarter of each calendar year. We first assess qualitative factors to determine if it is more likely than not that the reporting unit’s carrying amount exceeds its fair value. If necessary, after the qualitative assessment, we will perform a goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. We performed a qualitative assessment in October 2020. Based on the results of this assessment, there are no reporting units at risk of having a carrying value in excess of the fair value and failing the step one test.

Intangible Assets, Net

Definite-lived intangible assets consist of intangibles acquired through acquisition and the costs of developing internal-use software and are reported net of amortization and are amortized using a straight-line basis over their estimated useful lives. Client lists are amortized using an accelerated method of amortization. Cost of acquisition, renewal and extension of intangible assets are capitalized. There are no significant renewal or extension provisions associated with our intangible assets. We have no indefinite-lived intangible assets.

The costs of developing internal-use software are capitalized during the application development stage and included in Intangible assets, net on the consolidated balance sheets. Amortization commences when the software is placed into service and is computed using the straight-line method over the useful life of the underlying software of three years.

Derivative Instruments and Hedging Activities

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Stock-Based Compensation

Stock-based payments are measured at the grant date, based on the fair value of the award, and are expensed over the requisite service period unless they are performance-based (see Note 11 to our audited consolidated financial statements included elsewhere in this prospectus). The equity incentive plans generally provide for stock options to vest over a 5-year period, unless otherwise stated in an individual award agreement. The incentive plans also provide performance-based share options, vesting of which is contingent upon the achievement of performance or other objectives. The time-based shares provide for accelerated vesting upon a change of control and performance-based shares provide for accelerated vesting immediately upon an initial public offering, or upon a change of control, as defined in the plan. Continued employment is a prerequisite for vesting. Stock-based compensation expense is recorded for each tranche of awards and is recorded over the requisite vesting period in Selling, general and administrative expense in the consolidated statements of operations.

Pre-IPO Valuation of Equity

We have granted employees stock-based compensation awards at exercise prices equal to the fair value of the underlying equity at the time of grant, as determined by our board of directors on a contemporaneous basis.

We engaged an independent valuation firm to perform valuation consulting services to provide an estimate of fair market value of our equity on an annual basis. To derive a business enterprise value, our valuation methodologies utilize a discounted cash flow method using our forecasted operating results and a market comparable method based on comparable companies and market observations. Adjustments for the amount of debt and cash on our balance sheet and the liquidity preference of our equity and outstanding share awards were made to determine the valuation of our equity on a per share basis. Additionally, to determine the fair value of our equity, our board of directors considered many factors, such as our expected future operating performance; our financial condition at the grant date; the liquidation rights and preferences of our equity; input from management; the amount of debt on our balance sheet; the business risks inherent in our business and industry generally; and the market performance of comparable public companies. Our board of directors used the fair value per share to grant awards during the subsequent period.

The analysis performed by the independent valuation firm is based upon data and assumptions provided to it by us and received from third-party sources, which the independent valuation firm relied upon as being accurate without independent verification. The results of the analyses performed by the independent valuation firm are among the factors our board of directors took into consideration in making its determination with respect to fair value of our equity, but are not determinative. Our board of directors is solely and ultimately responsible for determining the fair value of our equity in good faith.

The dates of our valuation reports, which were prepared on a periodic basis, were not contemporaneous with the grant dates of our stock-based compensation awards. Therefore, we considered the amount of time between the valuation report date and the grant date to determine whether to use the latest valuation report for the purposes of determining the fair value of our common stock for financial reporting purposes. We assessed the fair value of such equity-based awards used for financial reporting purposes after considering the fair value reflected in the most recent valuation report and various updated assumptions based on facts and circumstances on the date of grant. The additional factors considered when determining any changes in fair value between the most recent valuation report and the grant dates included, when available, the prices paid in recent transactions involving our securities, as well as our operating and financial performance, changes in volatility and other key valuation assumptions, current industry conditions, and the market performance of comparable publicly traded companies.

The fair value of the equity awards granted during February 2021 through April 2021 will be determined using a linear interpolation between a June 2020 valuation estimated by our board of directors and the midpoint of the preliminary pricing range of our initial public offering. We determined that the straight-line calculation provides the most reasonable basis for the valuations for equity awards granted during February 2021 through April 2021 because we did not identify any single event or series of events that occurred during this period that would have caused a material change in fair value. We expect to record additional stock-based compensation expense for these awards of approximately $0.3 million related to incremental expense through June 30, 2021 in our financial statements for the three months ending September 30, 2021. Please see “—Components of our Results of Operations—

Operating Expenses—Selling, General and Administrative” regarding additional stock-based compensation expense that is expected to be incurred in the third quarter of 2021.

There were significant judgments and estimates inherent in the valuation of our equity prior to this offering, which included assumptions regarding our future operating performance and the time to complete a liquidity event. Such judgments and estimates will not be necessary to determine the fair value of underlying shares of common stock for new awards once the underlying shares begin trading following this offering.

Long-Lived Assets

Long-lived assets consist of property and equipment and definite-lived intangible assets. These assets are reviewed for impairment whenever events or changes indicate that the carrying value of the asset may not be recoverable. We also review the useful lives to determine if the period of economic benefit has changed. If the carrying value of the long-lived asset exceeds the fair value, an impairment charge would be recognized in an amount equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Based on a qualitative assessment of the carrying values, we recorded an impairment loss related to a write-down of capitalized software costs and property and equipment in the amount of $1.8 million and $3.2 million during the years ended December 31, 2020 and 2019, respectively.

Revenue Recognition

We adopted the new revenue standard set forth under ASC 606, as of January 1, 2019 using the modified retrospective approach and as such, applied the new revenue standard only to contracts that were not completed at the January 1, 2019 adoption date and did not adjust prior reporting periods. The adoption of ASC 606 did not materially change our revenue recognition as substantially all of our revenue is transaction based, delivered at a point in time. An adjustment to accumulated deficit was recorded within the consolidated balance sheets at January 1, 2019 of $1.0 million, net of tax, to reflect changes related to the adoption of ASC 606 under the modified retrospective approach.

Revenue is recognized when a performance obligation has been satisfied by transferring a promised good or service to a client and the client obtains control of the good or service. To recognize revenue, two parties must have an agreement that creates enforceable rights and obligations, the performance obligations must be identifiable, and the transaction price must be determinable. The agreement must also have commercial substance and collection must be probable.

Our contracts are primarily for screening service orders. Our screening services includes court record reports, credit reports, criminal background checks, and drug and health screenings, amongst others. The client takes control of the product when the screening report is completed. Accordingly, revenue is generally recognized at the point in time when the client receives and can use the report. Screening services comprised a substantial portion of the total revenues for the years ended December 31, 2020 and 2019, respectively. As such, significant changes in screening services could affect the nature, amount, timing, and uncertainty of revenue and related cash flows. Payment for screening reports generally occurs once the reports have been received by the client.

Our contracts generally do not include any obligations for returns, refunds, or similar obligations, nor do we have a practice of granting significant concessions. Payment terms and conditions vary by contract and client, although terms generally include a requirement of payment within 30 to 60 days of the invoice. Any advanced payments received from clients are initially deferred and subsequently recognized as revenue as the related performance obligations are satisfied. There is typically no variable consideration related to our contracts, nor do they include a significant financing component, non-cash consideration, or consideration payable to a client.

For revenue arrangements containing multiple products or services, we account for the individual products or services as separate performance obligations if they are distinct, the product or service is separately identifiable from other terms in the contract, and if a client can benefit from it on its own or with other resources that are readily available to the client. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. We allocate the contract price to each performance obligation based on the standalone selling prices of each distinct product or service in the contract.

We did not have any material contract liabilities as of December 31, 2020 and 2019.

Sales taxes collected from clients are remitted to governmental authorities and are therefore excluded from revenues in the consolidated statements of comprehensive loss.

Upon our adoption of ASC 606 in January 2019, incremental costs of obtaining a contract with a client are recognized as an asset if the benefit of such costs is expected to be longer than one year, with a majority of contracts being multi-year. An adjustment to accumulated deficit was recorded within the consolidated balance sheets at January 1, 2019 of $4.4 million, net of tax, to reflect these changes related to the adoption of ASC 606 under the modified retrospective approach.

Incremental costs include commissions to the sales force and are amortized over three years, as we estimate that this corresponds to the period over which a client benefits from existing technology in the underlying product or service that was transferred to the client. As of December 31, 2019 and 2020, approximately $4.0 million and $3.3 million, respectively, of deferred commissions are included in Other current assets and approximately $2.1 million and $2.1 million, respectively, of deferred commissions are included in Other non-current assets, net on the consolidated balance sheets.

Income Tax Provision

We account for income taxes in accordance with ASC Topic 740 “Simplifying the Accounting for Income Taxes” (“ASC 740”). Income taxes are computed using a balance sheet approach reflecting both current and deferred taxes. Current and deferred taxes reflect the tax impact of all the events included in our financial statements. The basic principles employed in the balance sheet approach are to reflect a current tax liability or asset that is recognized for the estimated taxes payable or refundable on tax returns for the current and prior years, a deferred tax liability or asset that is recognized for the estimated future tax effects attributable to temporary differences and carryforwards, the measurement of current and deferred tax liability and assets that is based on provisions of the enacted tax law of which the effects of future changes in tax laws or rates are not anticipated, and that the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

We regularly evaluate deferred tax assets for future realization and establish a valuation allowance to the extent that a portion is not more likely than not to be realized. We consider whether it is more likely than not that the deferred tax assets will be realized, included existing cumulative losses in recent years, expectations of future taxable income, carryforward periods, and other relevant quantitative and qualitative factors.

We also evaluate the events included in our financial statements under the two-step process prescribed under ASC 740 when determining whether a tax benefit will be sustained if challenged by a taxing authority. The comprehensive two-step method provides that a tax benefit of a financial statement event only be recognized if it is more likely than not to be sustained based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. Significant judgment is required in assessing and estimating the more likely than not tax consequences of the events included in our financial statements. We adjust our reserve tax estimates periodically because of changes in tax laws, regulations, and interpretations.

Risks and Uncertainties

We operate in an industry that is subject to intense competition, government regulation and rapid technological change. Our operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory, foreign operations, and other risks.

Also, included in Other current liabilities on the consolidated balance sheets at December 31, 2019 and 2020, are liabilities for estimated state sales taxes in the U.S. of approximately $4.2 million and $6.5 million, respectively. This reflects our review of state sales tax where we have nexus and our best estimate of the cost to become compliant in those states in which we believe we may have nexus but had not historically collected sales tax from our clients. These estimates include the liability for both uncollected sales tax and interest. The calculation of these estimates involves judgment and uncertainty regarding various state sales tax laws, and there is a possibility that a particular state in which we have estimated a liability will disagree with our assessment. It is also possible that a state in which we have determined we do not have a liability will disagree with our evaluation and assess a retroactive liability for uncollected sales tax. Based on our assessment, we do not expect the resolution of these liabilities to have a material effect on our results of operations or cash flows.

Emerging Growth Company

The Jumpstart Our Business Startups Act of 2021 permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

Recent Accounting Standard Updates

Refer to Note 3 of the consolidated financial statements included elsewhere in this prospectus for information about recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency and Derivative Risk

We have entered into foreign currency options and forward contracts to mitigate the foreign exchange risk on expected future cash outlays to fund our fulfillment centers. We hedge our Indian rupee (INR) denominated expenses through foreign exchange contracts. These contracts were designated as cash flow hedges and qualified for hedge accounting under GAAP. Gains and losses on the derivative representing hedge components excluded from the assessment of effectiveness are recognized over the life of the hedge on a systematic and rational basis. The earnings recognition of excluded components is also presented in the same line of the consolidated statements of operations and Comprehensive Loss as the earnings effect of the hedged transaction. In the year ended December 31, 2020, there was a gain of $0.3 million related to the excluded components of the hedged transaction, which was reclassified into cost of revenues and selling, general and administrative expense in the consolidated statements of operations and comprehensive loss. At December 31, 2019, we had no foreign currency forward contracts.

Recognized realized net gains from remeasurement of foreign currency forward contracts were immaterial in 2020.

At December 31, 2020, we had USD-INR foreign currency forward contracts with a notional value totaling approximately $16.8 million. The fair value of these contracts was $0.6 million and is included in Other current assets on the consolidated balance sheets.

Credit Risk

As of December 31, 2020, we had accounts receivable, net of allowance for doubtful accounts, of $80.6 million. For the years ended December 31, 2019 and 2020, no single client accounted for more than 5% of our revenue. No single client had an accounts receivable balance greater than 10% of total accounts receivable at December 31, 2019 or 2020.

Interest Rate Risk

Our exposure to market risk is influenced by the changes in interest rates paid on any outstanding balance on our borrowings, mainly under our Credit Agreement. Our Term loan accrues interest at either (1) an applicable rate of 2.5% plus the greater of (a) the prime rate or (b) the federal funds rate plus 1⁄2 of 1% (c) the one-month LIBOR plus 1%, or (d) a 2% floor; (2) an applicable rate of 3.5% plus one-month LIBOR which is subject to a 1% floor. Our borrowings as of December 31, 2020 accrue interest at 4.5%, based on an applicable rate of 3.5% plus LIBOR rate floor of 1% as per (2) above.

We hedge against changes in the interest rates through two interest rate swaps which hedge the future cash flows on approximately 50% of the outstanding principal balance of the aggregate amounts due under the Term loan. The terms of the swaps allow us to effectively set LIBOR to 2.0266% through June 30, 2021, and to 2.9235% through June 30, 2022.

Effects of Inflation

While inflation may impact our revenues and operating expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Internal Control over Financial Reporting

The process of improving our internal controls has required and will continue to require us to expend resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an on-going basis. As part of this process, we may identify specific internal controls as being deficient.

We continue to evaluate our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments; however, for so long as we qualify as an emerging growth company, we will not be required to engage an auditor to report on our internal controls over financial reporting. We will be required to comply with the management certification requirements of Section 404 in our annual report on Form 10-K for the year following our first annual report that is filed with the Securities and Exchange Commission (the “SEC”) (subject to any change in applicable SEC rules). We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K at the later of the year following our first annual report required to be filed with the SEC or the date on which we are no longer an emerging growth company (subject to any change in applicable SEC rules).

See “Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock—We have identified a material weakness in our internal control over financial reporting. If this material weakness is not remediated, or if we experience additional material weaknesses in the future or otherwise fail in the future to maintain an effective system of internal control over financial reporting or effective disclosure controls and procedures, we may not be able to accurately or timely report our financial condition or results of operations, which may materially adversely affect investor confidence in us and, as a result, the price of our common stock.”

BUSINESS

Sterling Overview

We are a leading global provider of technology-enabled background and identity verification services. We provide the foundation of trust and safety our clients need to create great environments for their most essential resource—people. We offer a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, processing of employee documentation required for onboarding and ongoing risk monitoring. Our services are delivered through our purpose-built, proprietary, cloud-based technology platform that empowers organizations with real-time and data-driven insights to conduct and manage their employment screening programs efficiently and effectively. Our clients face a dynamic and rapidly evolving global labor market with increasing complexity and regulatory requirements. We believe that our services and platform enable organizations to make more informed employment decisions, improve workplace safety, protect their brand and mitigate risk. As a result, we believe our solutions are mission-critical to their core human resources, risk management and compliance functions. During the twelve months ended June 30, 2021, we completed over 75 million searches for over 40,000 clients, including over 50% of the Fortune 100 and over 45% of the Fortune 500.

We have built an award-winning proprietary and cloud-based technology platform. Our client and candidate interfaces provide easy-to-use and mobile-first ordering, task and program management, results delivery and reporting analytics. This enables our clients to gain meaningful insights into their risk mitigation programs, all while creating exceptional candidate and employee experiences. Our interfaces are supported by our powerful AI-driven fulfillment platform, which leverages more than 3,300 automation integrations, including APIs and RPA bots. This enables 90% of U.S. criminal searches to be automated and allows us to complete 70% of U.S. criminal searches within the first hour and 90% within the first day. As of December 31, 2020, 95% of our revenue is processed through platforms hosted in the cloud, which allows us to consistently maintain 99.9% platform availability while being prepared to scale into the future. These platforms are seamlessly integrated into over 75 ATS, HCM systems and our clients’ in-house supply chain systems, thus creating relatively frictionless, fast and unified candidate hiring experiences. When combined, we believe our solutions deliver convenient and easy-to-use front-end interfaces, accurate and fast results, and enable our clients to effectively manage complex programs in a compliant and cost-effective manner. We believe that our technology cannot be easily replicated without substantial investment.

As part of our continued evolution, in early 2019, we launched Project Ignite, a three-phase strategic investment initiative to create an enterprise-class global platform. We are already benefiting from the delivery of our new client and candidate interfaces, scalable cloud-based infrastructure for our global and local production platforms and an improved security environment through new business wins, improved client retention and the ability to launch products rapidly to meet immediate client needs, as we did with our full suite of COVID-19 testing products in 2020. The remaining investment, which we expect to complete in 2022, will migrate our corporate technological infrastructure to the cloud and unify our clients onto a single global production platform. Over the long term, we expect these investments to further enhance our margins, improve time to market as we build once and deploy globally and allow us to increase innovation.

Our client-centric approach underpins everything we do. We serve a diverse and global client base in a wide range of industries, such as healthcare, gig economy, financial and business services, industrials, retail, contingent, technology, media and entertainment, transportation and logistics, hospitality, education and government. Employers are facing numerous challenges, including complex and changing legal and regulatory requirements, a rise in fraudulent job applications, a growing spotlight on reputation and more complex global workforces. Successfully navigating these challenges requires an industry-specific perspective, given differing candidate profiles, economics, competitive dynamics and regulatory demands. To serve these differing needs, our sales and support delivery model is organized around Verticals and Regions. Experienced client success, sales, product and operations teams dedicated to individual Verticals collaborate with our clients to address their unique challenges and compliance requirements while providing industry best practice guidance. Our delivery model provides our clients with both the personal touch and consultative partnership of a small boutique firm and the global reach, scale, innovation and resources of an industry leader; all of which benefit SMBs, global multinational enterprises and everyone in between. Additionally, this delivery model supports our principle of “Compliance by Design”, enabling clients to maintain compliance globally. We believe the combination of our deep market expertise from our sales and support verticalization combined with the flexibility of our proprietary technology platform enable us to deliver industry-relevant, highly specialized solutions to our clients in a scalable manner, driving growth and differentiating us from our competitors. This has allowed us to develop long-standing relationships with our clients as evidenced by the average tenure of our top 100 clients, based on 2019 and 2020 total revenue, at nine years, our average client NPS of 57 and a gross retention rate of 96% for the first half of 2021.

Throughout our 45-year operating history, innovation and self-disruption have been at the core of what we do every day. Our history of unique, industry-oriented market insights allows us to be at the forefront of innovation which includes multiple industry-leading solutions. For example, we pioneered criminal fulfilment technology (CourtDirect), arrest record and incarceration alert products, post-hire monitoring capabilities, AI-enhanced record review and validation process and the industry’s only proprietary technology in a single-sourced U.S.-nationwide fingerprint network. Our commitment to innovation has continued with the recent development and introduction of enhanced global language support capabilities, a cloud-based operating platform and a comprehensive identity verification solution. Enabled by our market leadership and platform investments, we have established a foundation and roadmap for future innovation which includes industry-specific products, growing our Identity-as-a-Service capabilities and further geographic expansion.

For the years ended December 31, 2019 and 2020, our revenues were $497.1 million and $454.1 million, respectively. For the six months ended June 30, 2020 and 2021, our revenues were $207.9 million and $298.7 million, respectively. Our net loss was $46.7 million and $52.3 million and our operating loss was $13.4 million and $23.1 million for the years ended December 31, 2019 and 2020, respectively. Our net loss for the six months ended June 30, 2020 was $40.8 million and our net income for the six months ended June 30, 2021 was $4.0 million. Our operating loss for the six months ended June 30, 2020 was $19.6 million and our operating income for the six months ended June 30, 2021 was $23.2 million. For the years ended December 31, 2019 and 2020, our Adjusted EBITDA was $119.0 million and $99.8 million, respectively, and our Adjusted Net Income was $38.0 million and $26.7 million, respectively. For the six months ended June 30, 2020 and 2021, our Adjusted EBITDA was $41.5 million and $83.8 million, respectively, and our Adjusted Net Income was $6.5 million and $40.0 million, respectively. For the definitions of Adjusted EBITDA and Adjusted Net Income and a reconciliation to net income, their most directly comparable financial measure presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Market Opportunity

The global background and identity verification market in which we operate is large, growing and highly fragmented—representing a $16 billion total addressable market as of 2020, which is expected to grow at a 12% CAGR to $29 billion in 2025. The total addressable market comprises three distinct components as follows: the $6 billion global pre-hire employment screening services market (source: Acclaro Growth Partners, July 2021), expected to grow at a 7% CAGR to $8 billion in 2025, the $3 billion global post-hire employment screening services market (source: Acclaro Growth Partners, July

2021), expected to grow at a 13% CAGR to $5 billion in 2025, as well as the $8 billion global identity verification market (source: Markets and Markets, October 2020), expected to grow at a 16% CAGR to $16 billion in 2025.

Our addressable market is rapidly evolving and benefits from a number of key demand drivers, many of which increase the need for more flexible, comprehensive screening and hiring solutions, including the following:

•	Growing participation in the gig economy and contingent workforce

According to Gallup, 36% of the U.S. workforce participates in the gig economy and contingent workforce, and this proportion is expected to increase. The gig economy and contingent workforce consists of independent contractors, online platform workers, contract firm workers, and contingent workers. Gallup further estimates that 44% of gig workers hold multiple jobs. The rise and expansion of the gig economy and contingent workforce results in a greater portion of the workforce being sourced from temporary or on-demand labor pools. Additionally, the rise of competing gig platforms has made it easier for gig workers to shift between platforms, thus increasing the demand for screening. As the gig economy caters to clients in a very direct and personal way (e.g., rideshare, goods delivery, household services) and large corporations continue to increase utilization of a contingent workforce that may access sensitive information, safe and effective background screening capabilities have become critical. We believe that continued growth in the gig and contingent workforce model for the foreseeable future will support clear demand for Sterling’s deep expertise and tailored solutions.

•	Increasing voluntary employee churn

Generational and structural shifts in the workforce have led to increasing voluntary employee churn, particularly with younger workers. Members of the millennial and Gen-Z generations switch jobs more frequently than previous generations. According to a recent Gallup report, only half of millennials strongly agreed that they plan to be working at their company one year from now; similarly, 60% of millennials say they are open to a different job opportunity—15 percentage points higher than older generation workers. Moreover, the generational movement away from unions and defined benefit plans reduces contractual and financial incentives to stay in a particular role, reducing switching costs for employees. The ongoing structural shift from in-office to remote work further reduces the historical geographic matching challenge employers and employees faced, further reducing switching costs for employees and expanding talent pools for employers. These trends support increasing demand for global, fast and efficient employment screening and identity verification services that only providers of scale, like Sterling, can sufficiently address.

•	The rise of fraudulent job applications and growing spotlight on a company’s reputational risk

False claims within job applications are a growing concern for employers. According to The Insight Partners, approximately 51% of resumes submitted to employers contain inaccuracies in employment history and performance as well as educational history and achievement. False claims by candidates can put an organization at significant risk. Costs include not only salary but also incentives, benefits, recruiting expenses, administrative costs and the cost to restart the process in recruiting a candidate. In extreme cases, the employee may cause harm in the workplace, leading to a claim of negligent hiring, forcing the employer to contend with the cost and time of litigation and possible significant damages or settlements. Additionally, there may be considerable reputational risk to the employer, whose safety and trust may be called into question. Utilizing background and identification verification services helps organizations to mitigate these risks.

•	Proliferation of personal data driving need for identity verification

According to a recent Risk Based Security report, the total number of data records compromised in 2020 exceeded 37 billion, a 141% increase compared to 2019 and by far the most records exposed in a single year since Risk Based Security began reporting on data breach activity in 2011. This number excludes the nearly 50% of breaches (1,923 of 3,932 publicly reported breaches) that did not report the number of records compromised. With this growth in exposed records, more identities are at risk of exposure and theft. Verifying identity is a powerful tool that employers can use to help ensure that their candidates and workers are who they claim to be, and that fraudulent data is not used during the hiring and onboarding process.

•	Increase in background screening adoption outside the U.S.

We believe that pre-hire candidate screening is significantly less common outside of the U.S. Many international markets are beginning to view employment background checks as a critical component of their hiring functions. Additionally, the international expansion of U.S.-based global companies and their desire to offer centralized and comparable hiring practices has introduced the benefits of background screening to foreign markets. For these employers, global background checks are critical in order to comply with regulatory requirements, standardize their quality of hires and protect against negligent hiring risks. However, international background checks or verifying foreign credentials presents additional complexities, as employers may not be familiar with foreign customs or information sources, and the time and cost to hire employees with international histories are often much more significant. Background and identity verification service firms that can navigate these international challenges present a clear advantage for employers.

•	Increase in continuous post-hire screening processes

While some industries have regulatory requirements for post-hire screening, employers from all industries are increasingly focused on managing risk in the workplace through continuous screening and monitoring. According to a 2020 report by the PBSA, 12% of U.S. companies currently perform background checks annually or more regularly, up from 9% in 2019. Continuous screening allows for greater mobility and safety for remote, onsite and contingent jobs and also ensures prompt risk warnings on any changes to an employee’s profile, including any criminal activity, drug use or health changes and compliance with on-going certification and licensing requirements, amongst others.

•	Increasing regulatory, compliance and risk management requirements

Increasing regulation is creating a heightened and complex risk of potential liabilities related to hiring and workforce management that is increasingly difficult for employers to manage. U.S. employee privacy and data protection laws are complicated and vary state-to-state. In addition, the interpretation of the FCRA is continuously evolving. Other complexities include variations in drug testing laws by industry and state and the introduction of “ban the box” and “fair chance” laws at the local, state, and federal level, which limit an employer’s ability to inquire about criminal histories and to consider them in making employment decisions. Outside the U.S., the GDPR introduced significant changes in the way personal data is protected and handled in the EU. In response, organizations are increasing their focus on compliance functions to ensure they meet these evolving legal and regulatory requirements, often turning to outsourced service providers. As they do, large players like Sterling with the depth and experience to help companies navigate these intricacies will continue to benefit from the increase in regulatory complexity.

Our Competitive Strengths

We believe we differentiate ourselves through the following key competitive strengths:

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A market leader with significant scale and breadth. We are a leading global provider of technology-enabled background and identity verification services across a wide array of industries and geographies—completing 75 million searches across over 240 countries and territories in 35 languages for over 40,000 highly-diversified clients during the twelve months ended June 30, 2021. We are a market leader in the U.S., Canada, EMEA and APAC. Our global fulfillment capabilities are supported by operations in 13 jurisdictions—the U.S., Canada, the

U.K., the Netherlands, Poland, the United Arab Emirates, Singapore, Malaysia, China, India, the Philippines, Hong Kong and Australia. We believe this differentiates Sterling with large, marquee clients, who demand sophisticated solutions across broad enterprises with nuanced operating priorities, as well as SMB clients that are experiencing hyper-growth and need to hire employees rapidly but lack the systems, infrastructure, and regulatory expertise to do so.

•	Award-winning, proprietary technology platform and extensive global product suite.

We believe our proprietary technology platform and global product suite provide us with a number of competitive advantages, including the following:

Proprietary Technology and Analytics Platform: We operate a global cloud-based platform, purpose-built to address the unique needs of our clients. With over 95% of our revenue processed through platforms in the cloud, our technology platform is scalable to serve our global client base and flexible to adapt to changing dynamics within industries. We deliver a seamless user experience—our mobile-friendly client and candidate interfaces (Sterling Client Hub, Sterling Candidate Hub and Sterling Analytics Hub) are intuitive and easy-to-use. Our customizable, powerful data analytics platform provides clients with the information they need to gain real-time insights and make data-driven decisions as they seek to manage, streamline and optimize their programs. Our proprietary fulfilment platform technologically sets us apart in our ability to manage the complexities of background screening. Sterling’s fulfilment platform is AI-driven and augmented with RPA, which results in high accuracy, low hiring costs and low time-to-hire rates, with 70% of U.S. criminal searches completed within the first hour and 90% within the first day. Integrated clients represent a growing share of our business, with over 50% of revenue now integrated. We expect this percentage to continue to increase as adoption of ATS and HCM software solutions grows. We have developed a comprehensive integration platform by partnering with many of the leading HCM and ATS platforms, including Workday, SAP, Oracle, Infor, Ceridian, Bullhorn, Kronos and iCIMS, amongst others. Those clients with third-party HCM and ATS systems may integrate with Sterling through one of our over 75 platform integrations. Gig economy and contingent workforce clients, who utilize proprietary candidate workflow systems, may integrate into Sterling’s platform by leveraging our well-documented public RESTful API. This API provides clients with access to Sterling’s powerful services along with a wide range of capabilities, customization options and mobility solutions. All of our platform integrations create opportunities for our clients to improve productivity and profitability, and in turn create stickier client relationships for Sterling. The value of our investments was recently recognized when HR Tech named Sterling the 2021 HR Tech Award Winner for Best Comprehensive Solution. We believe that these proprietary systems cannot be easily replicated without substantial investment.

Global Product Suite: We offer an extensive suite of global products addressing a wide range of complex client needs. Our solutions include identity verification, comprehensive background screening, credential verification, drug and health screening, processing of employee documentation required for onboarding and ongoing risk monitoring. Sterling’s background screening solutions utilize proprietary automation technology that we believe delivers thorough, fast and accurate records with global criminal screening capabilities in over 240 countries and territories. Our credential verification services are backed by a proprietary fulfillment engine. We provide comprehensive drug and health screenings with access to over 15,000 DOT-compliant collection sites in the U.S. Sterling provides onboarding document management services as well as ongoing workforce and medical license monitoring. We believe our global product suite positions us well to access a broader set of clients and future revenue and growth opportunities.

Identity Workflow Solutions: We believe we offer one of the most complete full-stack identity workflow technologies, which allows our clients to verify a candidate’s identity before starting a background check. With more work shifting remote, the growth of gig economy contract work and an increasing use of the contingent workforce, the need for identity verification during the pre-employment process continues to grow. Our full suite of identity solutions includes telecom and device verification, document verification, facial recognition, biometric matching and video chat identity proofing. In addition to online identity verification, we have proprietary technology in a single-sourced national network of fingerprint collection sites across all 50 U.S. states, where we can capture and use multiple sets of biometrics in a single visit using internally developed innovative hardware and software, which can be integrated with the FBI, FINRA, and other screening processes. We believe our identity solutions add demonstrable value to clients and candidates, and we are well-positioned to benefit as the market adopts identity verification as part of background screening.

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Highly diversified and long-tenured client base. Our deep insight into the industries and geographies we serve through 45 years of experience has allowed us to develop a client base that is diversified across size, industry and geography with minimal concentration. This is enabled by our deep market expertise and our delivery model where we have verticalized around specific industries and geographic markets. This go-to-market approach creates a cycle of innovation, product development, benchmarking and consultative best-practices with the “voice of the client” at the center of everything we do. We currently serve over 40,000 clients, including over 50% of the Fortune 100, over 45% of the Fortune 500 and tens of thousands of SMB clients across the world. Our gross retention rate for the first half of 2021 was 96%. In 2020, no single client accounted for more than 5% of our revenue and our top 25 clients accounted for less than 30% of our revenue. The average relationship for our top 100 clients, based on 2019 and 2020 total revenue, is nine years and growing. These metrics reflect how deeply embedded we are in our clients’ daily HR and compliance workflows. We are well diversified across healthcare, the gig economy, financial and business services, industrials, retail, contingent, technology, media and entertainment, transportation and logistics, hospitality, education and government industries. We believe we have established a highly trusted brand in the industry, as evidenced by our average client NPS of 57. As the complexity and nuances of acquiring talent increases for organizations, we believe we are well-positioned to grow with our clients.

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Attractive financial profile. We have an attractive business model underpinned by recurring revenues, significant operating leverage and low capital requirements that contribute to strong free cash flow. A majority of our U.S. enterprise client contracts are exclusive to Sterling or require Sterling to be used as the primary provider. Additionally, they are typically multi-year agreements with automatic renewal terms, no termination for convenience clauses and set pricing with Sterling’s right to increase prices upon notice. The strength of our contract terms combined with our high levels of client retention results in a high degree of revenue visibility. The vast majority of our revenues are either recurring or re-occurring in nature. Additionally, we benefit from natural operating leverage, utilizing our robust automation processes that result in high contribution margins associated with incremental revenue generated from our solutions. Our capital requirements remain minimal with capital expenditures (including capitalized software development costs) of 6.4% of revenues in 2019 and 3.6% of revenues in 2020. While we have incurred operating losses in recent years, including net losses of $46.7 million and $52.3 million for the years ended December 31, 2019 and 2020, respectively, the foregoing factors contribute to strong free cash flow generation, allowing us the financial flexibility to invest in the business and pursue growth through acquisitions.

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Experienced management team with depth of experience and track record of success. Our senior management team has a track record of strong performance and significant expertise in the markets we serve and technology-enabled businesses, with 80% of our senior management team being new or in new roles since 2018. Our Chief Executive Officer, Josh

Peirez, has extensive strategy, product and operational experience and plays an instrumental role in driving Sterling toward our global vision. Our President and Chief Operating Officer, Lou Paglia, leads global operations and is responsible for driving revenue growth, delivering client service, and ensuring our services meet the evolving market needs. Our Chief Financial Officer, Peter Walker, has over 10 years of experience as a CFO and oversees Sterling’s global finance operations and has responsibility for investor relations, internal audit, procurement and tax functions. We also maintain a strong core of General Managers dedicated to specific Verticals and Managing Directors tasked with operating and expanding our international Regions that average over 13 years across the background screening, risk management and information services industries. We believe this management team is well positioned to lead our business into the future.

Growth Strategy

We intend to capitalize on our attractive market opportunity by continuing to execute across the following key revenue and profit growth strategies:

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Expand existing client relationships. Our substantial base of over 40,000 existing clients presents a significant opportunity to increase adoption of new services. Since 2019, over 55% of new clients in the U.S. have contracted for more than one product line, which demonstrates our ability to grow within our client base. We have implemented rigorous client success programs to better anticipate our clients’ needs and identify appropriate solutions. For example, we conduct quarterly business reviews with our enterprise clients, where we review program performance, client needs, industry trends and potential enhancement opportunities. Through this collaborative approach, we cultivate long-term client relationships primed for adoption of new services. Further, we are seeing global clients that use different providers in different geographies consolidate into one platform, and we believe we are well positioned to take advantage of this trend.

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Win new clients. We have an established track record of new client wins and believe there is substantial opportunity to further grow our client base. Operating in a large and highly fragmented addressable market, we win against both large and small competitors due to our deep market expertise from our sales and support verticalization combined with the flexibility of our proprietary technology platform. This combination enables us to deliver industry-relevant, highly specialized solutions to our clients in a scalable manner, driving profitable growth and differentiating us from our competitors. Our size and scale positions us to serve enterprise organizations well. We believe that many competitors, especially smaller ones, will continue to be challenged in meeting enterprise client needs, including sophisticated and flexible platforms, global capabilities and the ability to handle large volumes, complex programs and varying compliance requirements. Our differentiated product and service offerings, platform capabilities, and go-to-market strategy have resulted in significant new business momentum and, since January 2019, we have won new clients representing ACV of more than $150 million combined.

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Grow Identity-as-a-Service offering. Based upon our 45 years of industry experience, we believe that most background screening companies in the U.S. do not typically check identities or verify candidate-provided biographical data—two things that are critical for a successful background check. When clients select Sterling’s comprehensive and fully customizable identity verification solution, candidates are guided through a simple process that verifies their identity. All relevant biographic data is then automatically imported, with the candidate’s consent, into Sterling Candidate Hub and used to initiate the background check, resulting in greater accuracy and reduced fraud. We believe that the strong value proposition for clients coupled with the strength of Sterling’s offering will make Identity-as-a-Service a key contributor to our success in expanding existing client relationships and winning new clients.

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Introduce new products and penetrate adjacent markets. We have a robust new product roadmap. Project Ignite has enabled us to launch products rapidly to meet immediate client needs, as we did with our full suite of COVID-19 testing services in 2020. We intend to continue to invest in developing industry-first solutions, further innovating in our existing Verticals as well as pursuing adjacent market opportunities that leverage our existing technology platform. For example, our digital wallet credentials solution is being designed to provide candidates with a user-centric, verified profile to prove their identity and share verified credentials with employers. We anticipate this solution will provide us with a new opportunity to monetize our services and the ability to further penetrate the B2C market. Another product innovation is the continued enhancement of post-hire monitoring solutions, which track, among other things, healthcare sanctions, medical licenses, recent arrests and motor vehicle registration monitoring. We have also developed industry-specific solutions, such as a progressive ordering solution for the gig economy, where screens at the next level are only run once a candidate has passed the prior level, providing speed and cost savings to clients. Lastly, we plan to pursue new and underpenetrated adjacent market opportunities including talent assessment, reference checking, onboarding and investigative due diligence.

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Pursue further geographic expansion. For the twelve months ended June 30, 2021, 19% of Sterling revenue was generated outside of the U.S., an increase from 17% for the year ended December 31, 2020 and an increase from 15% for the year ended December 31, 2019. We see compelling opportunities to extend our operating presence in other geographies and unify the global experience for clients as our international business continues to expand profitably, benefiting from operating leverage due to investments made in a global technology infrastructure and global fulfillment. We expect continued adoption of outsourced background screening outside the U.S. and are well positioned to benefit from this trend. We continue to introduce innovative region-specific products to best meet the needs of clients within each geography. We believe we have a unique ability to translate client needs into superior local market solutions through a combination of portfolio depth and breadth, local know-how and language capabilities. We have seen strong growth in EMEA, resulting from significant new client wins in the U.K., including many of the leading food delivery gig companies. In parallel, we are growing our presence in continental Europe and the Middle East and established a global multilingual hub in Poland to facilitate this expansion. We entered the APAC market through two acquisitions and continue to drive growth organically, within both established and emerging screening markets in the region. In addition, we have a strong business in Canada, particularly among Canadian-domiciled companies, and are focused on the significant opportunity to serve more of the Canadian operations of our U.S. clients with our unified global platform.

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Pursue strategic M&A. We view a targeted, disciplined approach to strategic M&A as highly complementary to our other key growth objectives, compounding and/or accelerating related opportunities. Historically, Sterling has successfully identified, acquired and integrated several businesses that broaden and enhance our suite of client solutions and geographic presence. We will continue to execute a rigorous framework for building an actionable pipeline of acquisitions, with a focus on both (i) strategic benefits such as depth and breadth of capabilities, regional presence, and end market exposure and (ii) tangible opportunities to generate synergies and strong financial returns on capital deployed. With hundreds of smaller competitors in our space, we see M&A as a strategic opportunity to increase market share while realizing synergies. Through our investments in technology, we have established a unified platform, allowing us to quickly integrate targets and drive synergies. Sterling’s proven track record of M&A—with 10 acquisitions over the last 10 years—will continue to support and elevate the various layers of our future growth profile.

Our Technology and Operating Platform

Our product portfolio is enabled by a core set of cloud-based, proprietary technology tools that provide access to court records, expedite workflows, and deliver highly accurate results. The outputs of these technology tools are seamlessly integrated into our client and candidate interfaces and our clients’ human capital management systems enabling a simple, fast and unified candidate hiring experience. These systems cannot easily be replicated and have enabled Sterling to boast some of the fastest turnaround times in the industry, while maintaining the quality our clients expect.

In early 2019, we launched Project Ignite, a three-phase strategic investment initiative, to create an enterprise-class global platform with best-in-class user experiences and product capabilities. This initiative has enabled us to deliver a new client experience with enhanced analytics and dashboard tools; a streamlined, mobile-first, and localized candidate experience; movement of platforms processing 95% of our revenue to the cloud; new product innovations; increased automation for improved efficiency, turnaround time and quality; and an improved security environment. We are already benefiting from these enhancements through new business wins and improved client retention over this period. Over the long term, these investments will further enhance our margins, improve time to market—as we build once and deploy globally—and allow us to increase innovation.

Client and Candidate Interfaces

At the center of the Sterling background screening experience are our Sterling Candidate Hub, Sterling Client Hub and Sterling Analytics Hub, each purpose-built to meet the needs of specific end users.

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Sterling Candidate Hub. Sterling Candidate Hub, launched in 2019, was built with today’s candidate in mind from start to finish. Our background, identity and compliance services sit between the recruiting and employee onboarding stages within a company’s employee lifecycle. As such, Sterling Candidate Hub is one of the first interactions candidates have with our clients; we have heard time and again from clients how important these initial interactions are, as they set the tone with new employees. Positive first impressions can lead to improved job acceptance rates, employee satisfaction and productivity. In response to these needs, we have developed an intuitive, frictionless and mobile-first candidate experience. Sterling Candidate Hub provides a streamlined process for candidates to interact with Sterling and manage their entire screening process. The platform allows candidates the flexibility to provide information from any device in multiple languages and allows them to save time with mobile document uploads and e-signature capabilities. The platform is intelligent, so as to customize the information requested based on the specific package of services ordered; this means candidates need not waste time providing extraneous information. Progress is managed through text notifications and reminders.

•	Sterling Client Hub. No two clients are the same, but all demand a powerful yet easy to use platform. This is why we purpose-built our cloud-based, proprietary technology client platform,

Sterling Client Hub, in 2020. Sterling Client Hub consolidates candidate orders and data into a single, unified workflow, allowing clients to easily place orders, manage tasks, monitor statuses and view consumer reports. Its mobile responsive design stands apart from more cumbersome competitor platforms. Results are easy-to-read with intuitive results display and collapsible/expandable search details. The platform is flexible by design to allow clients the ability to configure permissions, access control by role, invitation and task workflows, packages and adjudication rules. Single-sign-on (“SAML”) capabilities allow enterprise clients the ability to manage their programs consistent with security best practices. Sterling Client Hub is highly secure, designed to be easily augmented with new services and regularly updated to meet evolving compliance standards. All this enables our clients to manage complex screening programs with ease while reducing time-to-hire.

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Sterling Analytics Hub. The currency of data and value of data-driven insights to clients, especially to program managers, is of paramount importance. Our Sterling Analytics Hub provides clients with a customizable, powerful data analytics platform to display a comprehensive view of their screening programs. Our robust suite of dashboards provides clients with the information they need to gain better insights and to make data-driven decisions as they seek to manage, streamline and optimize their programs. The Sterling Analytics Hub puts comprehensive program management one click away, while providing drill down capabilities and underlying data.

Platform Integrations

We believe we have one of the most integrated platforms in our industry as evidenced by our over 75 integrations with leading providers in the HCM and ATS ecosystem as well as our robust Sterling Gig API capabilities. Over 50% of our revenue is generated from integrated clients.

Our integration capabilities allow clients to benefit from improved productivity and profitability, streamlined candidate experiences and reduction in user-based errors and subsequent candidate disputes. Sterling benefits by increasing the stickiness of clients, reducing potential relationship friction from user-based errors and harvesting leads from our strong referral partnerships.

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Sterling Integration Hub. Our services can be directly integrated into our clients’ proprietary workflows through one of our more than 75 platform integrations, further streamlining our clients’ HR processes and improving candidate experiences, while creating a stickier client relationship. We have developed a robust partner ecosystem with industry-leading HCM system providers such as Oracle, SAP SuccessFactors, Workday Recruiting and Ultimate Kronos Group, among others. The Sterling Integration Hub middleware is proprietary and easily configurable to meet the needs of most corporate HR systems. Unlike many of our competitors, we are not dependent on third-party middleware, which gives us both the flexibility and the ability to customize to the needs of the market and control our own roadmap. We deliver secure, partner-ready integration solutions that are built to scale to any size business.

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Sterling Gig API. Sterling offers a well-documented public RESTful API. Our API enables gig economy and enterprise companies to easily integrate their own applications into Sterling’s platform. It provides a wide range of capabilities, customization options and mobility solutions out of the box, which means that implementation will not detract from core product development. We are seeing this flexible API used with greater frequency where traditional HR based integration methods, like HRXML, have previously been used. In addition, this API opens up a multitude of use cases where Sterling can easily integrate into client and partner workflow applications.

Fulfillment Technology

Since Sterling launched one of the industry’s first automated criminal record fulfillment platforms, CourtDirect, in 2006, we have been at the forefront of leveraging technology to improve service fulfillment. We have continually invested, innovated and iterated on our fulfillment technology and data acquisition for over 15 years. In total, our investments make it difficult for a competitor to replicate our global fulfillment systems without substantial investment. Our fulfillment platform leverages over 3,300 proprietary and AI-driven automation integrations, including APIs and RPA bots, which enables 90% of U.S. criminal searches to be automated and allows us to complete 70% of U.S. criminal searches within the first hour and 90% within the first day. Our automation provides a significant competitive advantage and margin enhancement opportunity that can be deployed to other areas of Sterling, including account setup, procurement and financial reporting.

Our well-developed fulfillment technology highlights the resiliency of our business model under even extreme conditions, providing clients with ease-of-mind and allowing them to focus on their own businesses. For example, Sterling’s technologically enhanced fulfillment allowed us to fulfill searches in at least 98% of U.S. jurisdictions throughout the COVID-19 pandemic, while certain competitors struggled to operate.

Historical investments in CourtDirect, AI SmartData and Verifications Portal technologies not only reduce costs for Sterling and our clients, but also lead to improvements in speed, quality and compliance.

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CourtDirect Technology. Underpinning Sterling’s U.S. criminal searches is our third generation of CourtDirect, our proprietary criminal records delivery system. This technology automates a historically manual and time-consuming process by integrating with jurisdictions throughout the U.S. With access to millions of criminal records, CourtDirect provides faster turnaround times while decreasing human data entry errors. Because CourtDirect is our proprietary technology, we use vendors to retrieve county court records on a limited basis, unlike many of our competitors. In jurisdictions where automation is not possible or practical, we seek to hire our own court runners rather than rely exclusively on third-party vendors. This gives us greater control over our supply chain and the ability to achieve faster turnaround times on average.

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AI SmartData Technology. Where CourtDirect performs automated criminal record search and retrieval, our proprietary AI SmartData technology automates Sterling’s criminal record review processes, thus eliminating manual steps so that services can be completed quickly and efficiently. The technology starts by ensuring that returned criminal records can be positively attributed to the specific candidate being searched using our proprietary AI matching algorithms. The technology then standardizes criminal charges, conviction codes and disposition codes among the thousands of courts within the U.S., after which it applies U.S.

federal, state and local laws and regulations to the standardized records. Through years of work, we have been able to standardize over 750,000 permutations of state, charge and disposition combinations. The standardization work that AI SmartData performs also allows us to administer a clients’ customized adjudication matrix at their direction more easily. With AI SmartData all of this is done without human intervention, resulting in reduced human error, increased accuracy and shorter turnaround times. For example, we noted an approximately 50% reduction in turnaround times following the adoption of AI SmartData to Sterling’s criminal record review process. Currently over 50% of our potential criminal record reporting volume is auto-closed using the technology; where required, Sterling’s experienced team members perform the record review processes. Unlike an outsourced AI solution that some competitors use, Sterling has full control to make changes quickly in response to client needs, changes in laws and regulations, or simply for enhancements based upon our own review.

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Verifications Portal. Our recently launched Verifications Portal is a proprietary fulfillment platform that delivers increased efficiencies, higher productivity, improved quality and faster turnaround times for our clients. The Verifications Portal’s functionality removes the need for manual work assignment by queuing up the next available work for a Sterling verifier based on the employee’s skillset. Additionally, it leverages algorithms to intelligently group and map work. For example, the Verification Portal can group verifications from a particular employer and assign them to a single agent so that outreach to said employer is optimized. It uses automation to allow Sterling to highly customize our clients’ credential verification programs without sacrificing productivity, speed or accuracy. The Verifications Portal is used in conjunction with our Verifications Contact Database and Sources API and internal databases of known entities and their preferred mode of fulfillment, decreasing the verifier’s research time. These databases are proprietary assets compiled over many years and updated daily, providing a strong competitive advantage in enabling Sterling to fulfill verifications through the lowest cost method rather than defaulting to high-cost third-party vendors as is often the case with our competitors.

Global Operations

Supplementing our fulfillment technology is an experienced, resilient and global operations team that partners with our Vertical and Region teams to provide exceptional quality, consistent delivery and customization capabilities for our clients. Sterling utilizes an in-house offshore strategy rather than relying on third-party outsource partners, which many of our competitors utilize. The benefits of leveraging an in-house global operations team strategy include rigorous oversight of quality control, enhanced speed of execution, a broad and diverse talent pool, economies of scale and attractive labor costs; resulting in a unified, knowledgeable employee base that is dedicated to Sterling’s mission and our clients’ experience.

Today, the operations team is located across 10 countries—U.S., Canada, the U.K., Poland, Australia, China, Malaysia, the Philippines, India and Singapore—with, what we believe is, the industry’s first offshore captive fulfillment center launched in India in 2006. This allows us to be nimble in scaling geographically to support incremental volumes and also provide country and regional specialization to meet our clients’ needs. Additionally, the geographically diverse footprint of the operations team supports our business continuity plan (BCP), such as during the COVID-19 pandemic when we flexed work across geographies as needed.

We have multiple initiatives underway to further reduce our turnaround times, improve our margins and further enhance client experiences. First, we continually leverage process reengineering to improve quality and efficiency. Second, through technology investments as part of Project Ignite, we intend to extend the success we’ve seen with RPA in our U.S. criminal fulfillment processes to our other product lines, including verifications, drug and health and non-U.S. criminal screening. Finally, by consolidating clients onto our single global platform in phase three of Project Ignite, we see opportunities to drive greater efficiency within our operations teams and to better manage resources through seasonal and unexpected demand spikes.

Our Suite of Services

Identity Verification

Sterling’s identity verification services provide our clients with real-time information about a candidate to help validate and verify who they are hiring before they begin a background check. With the continued movement toward remote work, the prevalence of digitized identification information and increase in data breaches, there is an ever-growing risk that a candidate may be using a stolen identity when applying for a job and completing a background check. Our comprehensive set of solutions helps clients to mitigate that risk through the following services:

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Online Identity-as-a-Service Suite. Sterling’s exclusive partnership with ID.me provides us with an identity verification solution that is recognized as best-in-class and has been adopted by numerous U.S. federal agencies and states. Individuals get a reusable secure digital identity credential so they only go through identity verification once. Our online identity-as-a-service suite with ID.me is made up of five identity verification building blocks that are combined to meet a client’s unique required level of comfort, including meeting the U.S. federal NIST 800-63 technical requirements for federal agencies and contractors implementing digital identity verification services. The building blocks are

•	Telecom and Device Verification: Verify that the SIM card in a mobile device is associated with the candidate’s identity. Evaluate the tenure of the account, device location, and fraud history.

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Identification Document Verification: Scan, verify, and parse document images using machine vision to extract content, leveraging a proprietary database of rules and AI to verify document authenticity.

•	Facial Recognition with Biometric Matching: Match a government identity document to the candidate’s selfie image using advanced machine learning technologies.

•	Social Security Number Verification: Validate a candidate’s biographic information, such as name, address, and other identifying information, against credit bureau records.

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Live Video Chat Identification Proofing: As a failover option or upon client preference, we provide individuals the ability to complete identity proofing with a trained “Trusted Referee” via video conferencing.

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Fingerprinting. We provide fingerprinting services through our proprietary technology in a single-sourced and convenient national network with locations in all 50 U.S. states. Our state-of-the-art digital fingerprint capture technology reduces rejection rates and speeds up processing for faster onboarding and we are certified with the FBI, FINRA and the Nationwide Multistate Licensing System & Registry to submit electronic fingerprints directly. In addition, FINRA has contracted with Sterling to be its designated fingerprint provider. Under this agreement, which is subject to the appropriate approvals, we will process and submit fingerprints to the FBI for broker-dealer firms and funding portals.

Background Checks

Our background check solutions utilize proprietary automation technology that delivers more thorough, faster and accurate records. These solutions include:

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Criminal record checks. Within the U.S., there is no single source for criminal records; instead, records are stored at the 3,500+ local and county courthouses as well as separate state and federal databases making it time and cost prohibitive to search all jurisdictions. Sterling uses a four-step process to address the complexity of the U.S. court systems. First, we determine where to search to locate a candidate’s possible criminal records and under what potential names using some or all of (i) a social security number trace to determine the addresses where a candidate has lived and what aliases the candidate may have used, (ii) a search of a national criminal record database and (iii) an incarceration and bookings database. Second, we leverage our CourtDirect technology to search and review each primary source jurisdiction and review the records for completeness. Next, we utilize our AI SmartData technology to determine whether candidate data matches the court records, filter the records per compliance requirements and apply specific client instructed adjudication rules. Finally, we deliver the results in a consumer report. Collectively, these steps enable us to provide what we believe are among the quickest turnaround times—70% of U.S. criminal record checks are completed in the first hour and 90% in the first day—and highest accuracy as well as automation for efficient and effective client experiences.

Outside the U.S., Sterling supports criminal record searches in over 240 countries and territories. A global workforce requires dynamic, in-depth background checks from an experienced provider. The trend toward more people traveling across international borders for work requires the ability to conduct background checks in multiple geographies and jurisdictions for a single candidate. Each country and territory may have its own set of criminal data availability and access restrictions. For most of Sterling’s searches, we have access to nationwide or local court records directly or through approved partners. Some geographies require local police clearance authorizations that are obtained by the candidates, which are then validated by Sterling. In geographies that do not allow for either nationwide or local court records retrieval or police clearance authorization, Sterling utilizes databases that aggregate records worldwide from governments, courts, regulatory and law enforcement agency sources to identify potential criminal activity.

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Sex offender registries. Within the U.S., Sterling searches through the United States Department of Justice (“DOJ”) National Sex Offender Public Website (“NSOPW”), which includes registered sex offenders in 49 U.S. states, U.S. territories, the District of Columbia and participating Indian tribes. Sex offender registry searches are critical to ensuring employees, especially those with direct access to consumers and vulnerable populations, do not have relevant records.

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Civil court records. Sterling searches U.S. county court and federal civil settlement records and equivalents in many other countries and territories based on where the candidate has lived that match our client’s needs and requirements. Our Civil Court Record Searches help make clients aware of potential threats and arm them with facts to make well-informed decisions on which candidates align best with their organization. Our search reveals details such as breach of contracts, civil judgments, lawsuits, paternity suits, domestic disputes, divorces and restraining orders.

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Motor vehicle and driving license records. Our Motor Vehicle Record (“MVR”) reporting includes license type and class, restrictions, expiration date, endorsements, suspensions or revocations, violations/tickets, accidents and Driving Under the Influence or Driving While Intoxicated violations. Within the U.S., many of our clients require compliance with Federal Motor Carrier Safety Administration (“FMCSA”) and DOT regulations.

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Executive investigations. For clients who require a higher level of insight, our enhanced due diligence subsidiary, Sterling Diligence, provides executive-level due diligence and executive screening and global investigations. Our executive investigation services are trusted by Fortune 100 companies, as well as some of the world’s most prestigious law firms, accounting firms, professional service providers, financial institutions, and mergers and acquisitions specialists.

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Credit reports. Credit checks are often mandated for candidates with managerial, accounting, financial record or check-writing responsibilities, and our reports reveal unbiased insights into candidates’ financial trustworthiness.

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Liens, Judgments, Bankruptcies. Our liens, judgments, and bankruptcies product checks a U.S. nationwide database to determine where a candidate may have relevant records. We then search the identified U.S. civil courts to confirm and validate the records prior to reporting. This search is often combined with a credit check.

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Social media searches. Social media background checks provide vital information that help employers minimize the risk of a bad hire. Sterling helps companies protect their brands by screening potential and current employees using publicly available online information. Our social media searches, the scope of which are determined by our clients, reduces risk with a solution that enhances ethical decision-making and compliance by proactively identifying behaviors such as bigotry, sexism and violence.

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Contingent Workforce Solution. Our contingent workforce solution allows clients to centrally and effectively manage their contingent worker program by quickly and easily onboarding new contractors, obtaining program and contractor level reporting and having candidates pay for their own screens if desired.

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Sanctions, risk and compliance checks. Sterling can search a variety of sanctions databases, including: the OFAC list of Specially Designated Nationals and Blocked Persons, commonly referred to as a terrorist watch list; Office of Inspector General (“OIG”); List of Excluded Individuals/Entities; the System for Award Management (“SAM”); the Excluded Parties List System (“EPLS”); the Department of Health and Human Services (“HHS”); state exclusions, sanctions, debarment, and disciplinary actions against healthcare professionals and businesses lists; and a database of foreign government restriction, sanction and exclusion records.

Credential Verification

Our global verification services include the following:

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Employment verification. Verifies a candidate’s employment history and records with HR, payroll or third-party providers. Verification can cover periods of traditional employment, as well as temp agency assignments, military history, and periods of self-employment. An employment history can be supplemented with a gap assessment, wherein Sterling identifies and validates gaps in a candidate’s employment history.

•	Education verification. Verifies a candidate’s education history and records with school registers or designated third-party providers at the collegiate, high school, GED and home-schooling levels.

•	Credential verification. Verifies many types of licenses and credentials such as financial FINRA checks, nursing licenses, medical licenses and others.

•	Professional reference checks. Verifies a candidate’s character and work proficiency.

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Department of Transportation. Within the U.S., verifies employment with DOT-regulated companies. Verification confirms job title, start/end dates, reason for leaving, prior accidents, injuries and other DOT mandated information.

Drug and Health Screening

Our U.S. drug and health screening services offer comprehensive pre-and post-hire drug screening with access to an expansive collection network of over 15,000 test sites nationwide. We offer drug screening services designed to reduce turnaround times, increase efficiency and improve the overall candidate and client experiences. The convenience of end-to-end electronic processing, online scheduling and walk-in collection sites enable employees and candidates to access locations and times that work best for them. Our Medical Review Officer (“MRO”) partners are licensed physicians responsible for receiving and reviewing each laboratory result issued. In addition, we offer access to an array of occupational health screening and clinical services such as physicals, fit for duty exams, titers, vaccinations, and biometric services. For those clients that require additional support to clinical services, we offer our clinical concierge service that can help relieve the stress of managing a complex drug and health screening program. We can tailor our testing and services to meet our clients’ unique business and compliance requirements including instant point-of-care tests, onsite testing options and random testing selection.

Onboarding

Our onboarding solutions include the following:

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Sterling I-9. With ever-changing U.S. regulations, many employers either complete Form I-9 incorrectly or are not aware of required documentation and storage rules. Remote hiring and workforces create additional requirements and logistical challenges. We are in the midst of modernizing our in-house I-9 solution, Sterling I-9. Once completed, Sterling I-9 will provide a mobile-responsive experience for both clients and their candidates. Having an in-house solution, unlike many of our competitors, allows for deeper integrations into our clients’ workflows while enabling us to respond faster to client and market needs.

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Onboarding forms. Sterling’s offering eases the burden for clients of processing the employee documentation required for onboarding. Our offering includes standard tax withholding and Equal Employment Opportunity (“EEO”) disclosure forms as well as client-designed custom onboarding forms. Our solution validates data upon entry and checks for skipped questions, thus reducing opportunities for mistakes.

Ongoing Monitoring

Employers across industries are increasingly focused on managing risk in the workplace beyond initial hire through continuous screening and monitoring. Our ongoing monitoring solutions within the U.S. include the following:

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Workforce monitoring. Our workforce monitoring solution provides tools for clients to mitigate risk and liability through near real-time alerts on employee potential criminal behavior, such as DUIs, assaults, fraud and theft.

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Medical license monitoring. Our medical licensing monitoring solution helps mitigate brand and regulatory risk by providing a more efficient way for clients to identify individuals whose valid medical licenses may no longer be valid.

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Motor vehicle records monitoring. Our MVR monitoring solution provides continuous driver monitoring, driver list management, real time reporting, on-demand MVRs and access to driver training. For certain industries (e.g. transportation and logistics, gig, etc.) driver risk management is a critical business issue affecting reputation, profitability and regulatory compliance.

Our Clients

We serve the background and identity verification services needs of more than 40,000 clients. Our client base is diversified in size of client and industry and includes over 50% of the Fortune 100, over 45% of the Fortune 500 and numerous SMB clients across the world. We have minimal client concentration with no client accounting for more than 5% of revenue, and our top 25 clients accounting for less than 30% of revenue. We serve the healthcare, gig, financial and business services, industrials, retail, contingent, technology, media and entertainment, transportation and logistics, hospitality, education and government industries. We employ an operating model organized by Vertical and Region that produces differentiated end-market insights and allows us to tailor solutions to meet the needs of each industry we serve.

Our client relationships are contractual in nature and typically have multiple year terms with no termination for convenience clauses. A majority of our U.S. enterprise client contracts are exclusive to Sterling or the client is required to use Sterling as their primary provider. Our success is driven by a competitive service offering of fast, reliable, and accurate screening information delivered on a cost-effective basis. Additionally, our offerings are tightly integrated with ATSs and HCMs, further cementing our services into our clients’ daily HR workflows. Taken together, these factors have yielded strong client relationships with an average tenure of nine years across our top 100 clients based on 2019 and 2020 total revenue.

The following case studies describe some of the benefits that different organizations have realized from Sterling:

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Winning a new 7-figure ACV client, accelerating growth in key end markets, growing Identity-as-a-Service offering and expanding further geographically. A leading international gig economy delivery service approached Sterling when its existing vendor could no longer provide criminal record checks. The client needed to work with a partner that could set up a solution within six weeks, integrate with its existing technology and start processing during peak onboarding season. We were able to meet the requirements of the client and moved to service within the mandated time frame. Since that time a true partnership has flourished, which has led to the client leveraging the Sterling Gig API, candidate pay, progressive ordering, data analytics and proprietary identity verification services to improve the experience for couriers and internal users. Sterling successfully scaled to support a surge in orders throughout the COVID-19 pandemic in 2020 and 2021 and increased the client’s candidate conversion rate (those candidates that completed the full background check process as a percentage of the total candidates that initiated a background check) from 50%, with their legacy provider, to 85% with Sterling. This represents significant commercial value provided by the background checking process. The client is processing over 20,000 candidates per month through the Sterling Gig API.

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Winning a new 7-figure ACV client and accelerating growth in key end markets through innovative solutions. A leading U.S. healthcare system was having challenges shepherding candidates through its internally-managed medical testing and immunization record tracking processes. The client needed a partner that could help to reduce time from acceptance to start date, promote compliance and provide a better candidate experience. The client was concerned that it was losing candidates who were getting lost in complicated tasks, which required multiple visits and test sites and that state-specific requirements for a candidate were occasionally being missed in its old process. We put in place Sterling’s clinical concierge service, where Sterling manages candidate scheduling, answers candidate questions and follows up on results. The clinical concierge team paved the way for Sterling to capture the client’s drug and health services, background screening and credential verifications business. The client now processes over 1,000 candidates per month through Sterling, and they report that time from offer accepted to starting work has reduced by more than 50%.

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Winning a new 7-figure ACV client and accelerating growth in key end markets through innovative solutions. One of the largest U.S. technology companies came to Sterling with cumbersome and complex adjudication and reporting processes. Nearly 10% of its 3,000 candidate monthly volume was going through an in-house team, which was tasked with manually sifting through spreadsheets to follow the specific adjudication rules for a multitude of positions ranging from IT professionals to repair truck drivers. Sterling combined our automated client matrix application adjudication tool with an innovative task management system to meet the client’s workflow needs. As a result, the client is reducing its in-house staff by over 55% and, along with a streamlined ATS integration, seeing faster time-to-hire.

Sales and Marketing

Sterling’s lead generation and sales organization is one of our defining differentiators in the market. A strong sales culture permeates our organization as nearly all senior members of the management team are active in seeking and winning new business. We sell our solutions through a direct sales team organized by Vertical and Region. Each Vertical and Region has dedicated product marketing personnel and budget. Vertical General Managers and Region Managing Directors determine territories for their respective sales representatives to target. Sales representatives are then responsible for the end-to-end selling process, including discovery, demonstration, negotiation and closing. Our sales representatives are trained to take a consultative approach to the entire new business process in order to understand the specific challenges and industry-specific nuances faced by clients. Based on this research, they design a pursuit strategy and propose solutions tailored to the client’s needs. Sterling’s sales approach ensures that we keep the client and their needs at the center of our process. Each sales representative’s productivity is tracked toward individual quotas with performance measured and reported daily.

Additionally, Sterling utilizes professional services and client success teams, which are also aligned by Vertical and Region, that are responsible for seamless client onboarding, client retention and upselling opportunities. Our Vertical and Region teams partner with centralized shared services groups that provide certain critical processes, including sales cycle management, training, analytics, requests for proposals, marketing operations, brand and digital marketing, pricing, integrations support and client implementations. This provides clients with a smooth experience from prospecting through implementation and support. As of June 30, 2021 we have approximately 100 sales representatives and over 300 client success professionals.

Clients count on Sterling for thought leadership in how they design and optimize their programs. Our client partnership model builds on our Vertical and Region team approach to help clients meet their specific objectives.

Our People

We have built an award-winning culture that enables us to attract and retain diverse talent from a variety of industries and innovative companies. Our mission is to provide the foundation of trust and safety our clients need to create great environments for their most essential resource—people. We believe everyone has the right to feel safe. As an organization, we strive to build a culture around four core values:

We have implemented a virtual-first approach to work, where many functions will remain remote even after the COVID-19 pandemic recedes. We believe this approach allows us to attract talent wherever people choose to live and also allows us to better support our employees as they strive to balance the needs of their work and personal lives. We believe strongly in investing in the development of our people throughout their time with us and also in providing the training necessary to ensure we have an inclusive environment that contributes to our high-performing teams globally.

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Diversity and Inclusion. We are committed to making diversity and inclusion an integral part of our people strategy so that all employees can bring their full selves to work. In this regard, we named a Chief Diversity and Social Responsibility Officer. We have also launched employee resource groups for certain demographics and their allies. Our first three are: B.E.A.M (Black Employees and Allies Movement), S.A.F.E (Sterling Acceptance For Everyone) for LGBTQIA+ employees and their allies and our Women’s Network. We are proud that women represent more than half of total employees and more than half of the top three levels of employees at Sterling. We have extensive diversity and inclusion training.

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Talent Acquisition. As a virtual-first organization, we hire talented individuals who raise the bar at Sterling and align with our culture and values. We attract talent no matter where the talent resides rather than relying on local talent pools. We strive to have a diverse candidate slate and interview panel.

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Employee Engagement and Connections. We provide virtual activities for employees to connect, and we host quarterly town halls to ensure company goals and values are cascaded down. Every quarter, four culture crusader winners are announced and recognized by our Chief Executive Officer (“CEO”) at a global town hall, with a reward toward their continuing education. These winners are peer nominated and reviewed by our leaders.

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Talent Development and Learning. We have a strong focus on learning and development with access to thousands of online self-paced courses, instructor-led values training, and people leader trainings. In 2021, we launched a “Leaders as Trainers” initiative where employees across the organization discuss their career path and experiences as part of a dialogue with their colleagues. We have expanded our formal mentorship program, first launched as part of the Women’s Network, to other groups of employees.

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Health and Wellness. We offer comprehensive and competitive benefits globally including retirement plans, generous vacation time, unlimited sick days, leave programs, and allowances for meals and transportation in some countries. Our benefits and programs focus on both the physical and the mental health of employees. We offer a variety of resources for our employees for physical and mental wellbeing, including yoga sessions, open forums to talk about mental health, and employee life assistance programs.

We believe that our culture creates an environment where people are engaged, proud of the work they do, and want to remain, as evidenced by 78% of respondents in our first quarter of 2021 employee pulse survey saying they would recommend Sterling to a friend or colleague.

As of June 30, 2021, we have over 5,200 active employees, including 4,000 in our offshore captive operations in India and the Philippines. We also engage temporary employees and consultants when needed to enhance our workforce. None of our employees are represented by a labor union, and we have never experienced any work stoppages. We consider the relationships we have with our employees to be excellent.

Competition

The market for global background and identity verification services is highly fragmented and competitive. We compete with global competitors as well as regional providers.

The employment screening services market can be broken down into the following categories:

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Global Full-Suite Players. Players in this category, where Sterling competes, are characterized by their global scale and enterprise offerings. Other competitors in this category include First Advantage and HireRight. Sterling differentiates itself from other players in this category through its highly specialized and innovative solutions, exceptional client support backed by deep market knowledge, fulfillment reliability, service quality (speed, accuracy, and compliance), and robust integration capabilities.

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Mid-Tier Players. These competitors tend to focus on a particular geographic region, industry or product line, and have limited global capabilities. Examples of mid-Tier players are Accurate Background, ADP, Cisive, Checkr, DISA, and Triton. Sterling differentiates itself from these players through its service quality, regional compliance expertise, consultative client support, global service and fulfillment capabilities, and price.

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Small and Independently-Owned Players. There are hundreds of small and independently-owned background screening players. These players tend to focus on 1 to 2 verticals. They typically serve small- to medium-sized businesses, license their platform from third-parties, and rely on vendors for fulfillment. When Sterling competes with these players, we generally win based on our modern proprietary platform, compliance expertise, robust integration ecosystem, and exceptional service delivery times and accuracy.

Mid-Tier Players and Small and Independently-Owned Players are potential acquisition targets for Sterling.

The identity verification market is vast and growing. There are a multitude of applications for identity verification ranging from background screening, to consumer identification services, to government-controlled security access points. Supporting these applications are a variety of companies providing either technologies or services. Sterling primarily operates in the background screening and credential verification subsector of this market as well as the biometric capture and record channeling subsector.

In the identity verification background screening and credential verification subsector, we compete with a few Global Full-Suite and Mid-Tier background screening players. Sterling differentiates itself through our integration of identity verification into our proprietary platform as well as the breadth of identity verification technologies we offer.

In the identity verification, biometric capture and record channeling subsector we compete with a few fingerprint network providers and authorized FBI and FINRA record channelers. We win in this space based on our technology, security, and captive nationwide network of fingerprint collection sites.

In general, we compete for business based on numerous factors, including service speed, accuracy and results, ease-of-use, breadth of offering, fulfillment reliability, compliance expertise, reputation, client service, platform quality and price.

Facilities

As of September 2020, we moved to a virtual-first approach where possible. We currently lease our corporate headquarters in New York, New York, which occupies 25,434 square feet. We also lease offices in Ohio, Oregon and Washington as well as maintain office locations in India, the Philippines, Australia, Malaysia, the U.K., Hong Kong, Poland, Canada, the Netherlands and China. We believe these facilities are suitable for our current operations and upon the expiration of the terms of the leases, we believe we could renew these leases or find suitable space elsewhere on acceptable terms. By optimizing virtual-first, we are focusing our investment, energy, and commitment to ensure that we create the same driven, connected and fun cultures that we saw in our offices.

Regulation

Many aspects of our business are subject to regulation in a number of jurisdictions in the United States and internationally. In these jurisdictions, government regulators oversee the conduct of our business, and have broad powers to promulgate and/or interpret laws, rules, and regulations that may serve to restrict or limit our operations.

We are subject to laws and regulations regarding among other things, the collection, use, disclosure, sale, transfer, receipt, storage, transmission, destruction, and other processing of personal data, including, among others, (i) the FCRA and other state consumer reporting agency regulations, (ii) the GDPR, (iii) the UK GDPR, (iv) HIPAA, (v) the Drivers’ Privacy Protection Act, and (vi) BIPA. In addition, a November 2019 settlement with the CFPB also requires us to comply with the FCRA. These laws and regulations increase our operational requirements and subject us to risk of costly governmental fines and penalties, as well as private claims.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or taken together have a material adverse effect on our business, financial condition, or liquidity.

MANAGEMENT

Executive Officers, Directors and Director Nominee

The following table sets forth information about our executive officers, directors and director nominee, including their ages as of September 13, 2021. With respect to our directors and director nominee, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information, if any, regarding involvement in certain legal or administrative proceedings, and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our company.

Name	Age	Position
Management
Joshua Peirez	50	Chief Executive Officer and Director
Lou Paglia	47	President and Chief Operating Officer
Peter Walker	48	Executive Vice President and Chief Financial Officer
Steven Barnett	56	Executive Vice President, Secretary and Chief Legal & Risk Officer
Non-Employee Directors
Michael Grebe	64	Chairman of the Board of Directors and Director
William Chen	44	Director
Christopher Crampton	43	Director
William Greenblatt(1)	63	Director
Mark Jennings	59	Director
Adrian Jones	57	Director
Mohit Kapoor	57	Director
Jill Larsen	48	Director
Lewis Frederick Sutherland	69	Director
Director Nominee
Arthur J. Rubado III(2)	51	Director Nominee

(1)	Mr. Greenblatt is expected to resign from our board of directors immediately following this offering.
(2)	Mr. Rubado is expected to serve as a member of our board of directors upon the completion of this offering.

Biographies of Management

Joshua Peirez

Mr. Peirez joined Sterling as Co-Chief Executive Officer and Director in July 2018, and was named Chief Executive Officer in April 2019. He brings extensive strategy, product and operational experience to the Company, and plays an instrumental role in driving Sterling toward its global vision.

Prior to Sterling, Mr. Peirez served as President and Chief Operating Officer for Dun & Bradstreet, leading all aspects of customer-facing operations including the Company’s lines of business, multi-channel sales platform, service of client solutions, strategy, as well as mergers and acquisitions. Prior to joining Dun & Bradstreet, Mr. Peirez spent ten years with MasterCard, most recently in the role of Chief Innovation Officer for MasterCard Worldwide. A lawyer by training, Mr. Peirez also served as the Company’s Group Executive, Global Public Policy and Associate General Counsel. Before joining MasterCard in 2000, Mr. Peirez was an associate at Clifford Chance Rogers & Wells focusing on antitrust litigation.

Mr. Peirez has served on the Federal Reserve Board’s Consumer Advisory Council and the board of directors for the Westchester County Association. He was named in the Top 10 Innovators of 2009 ranked by Bank Technology News.

Mr. Peirez received a B.S. in Policy Analysis, Economic and Government Studies from Cornell University, and a J.D. from Brooklyn Law School, where he received the Corpus Juris Secundum Award in Criminal Law and Comparative Constitutional Law. Mr. Peirez was selected to serve as a director because of the perspective, management, leadership experience and operational expertise in our business that he has developed as our Chief Executive Officer.

Lou Paglia

Mr. Paglia joined Sterling as a consultant to serve as interim Chief Product Officer in October 2015. In January 2016 Mr. Paglia was hired as a full time employee and named Executive Vice President, Ventures. Mr. Paglia was promoted to Chief Innovation Officer in April 2018, named President in December 2018 and Chief Operating Officer in March 2021. Mr. Paglia leads global operations for Sterling, responsible for driving revenue growth, delivery unrivaled client service, and ensuring Sterling’s tech enabled business services meet the evolving needs of the market.

Prior to joining Sterling, Mr. Paglia held executive roles in product, operations and general management including: MTV Networks, a division of Viacom; Infogroup; Factiva, a joint venture between Dow Jones and Reuters; as well numerous early-stage companies. Mr. Paglia received a B.B.A. in Computer Information Systems from James Madison University, and an M.B.A. from MIT’s Sloan School of Management.

Peter Walker

Mr. Walker joined Sterling as Executive Vice President and Chief Financial Officer in July 2019. He brings deep experience in finance, strategy and operations with leading companies in business services, financial, technology, and retail sectors. Prior to joining Sterling, Mr. Walker spent two years with Jackson Hewitt as Chief Financial Officer leading finance, strategy, human resources and client experience. Prior to joining Jackson Hewitt, Mr. Walker spent over ten years at Assurant in senior finance and strategy roles, most recently in the role of Chief Strategy Officer for the global enterprise. Mr. Walker began his professional career in consulting with Ernst & Young. Mr. Walker received his B.S. in Accounting from Miami University of Ohio, and an M.B.A. from New York University’s Stern School of Business. Mr. Walker is a Certified Public Accountant.

Steven Barnett

Mr. Barnett joined Sterling in January 2016 as Executive Vice President, General Counsel and Secretary, and was named Chief Legal & Risk Officer in March 2020. Mr. Barnett brings experience in legal, compliance, regulatory and government affairs, having served as general counsel, and outside counsel, for both public and private companies. Prior to joining Sterling, Mr. Barnett served as Executive Vice President and General Counsel at Jackson Hewitt Tax Service Inc. and NRT, now part of Realogy Corporation. Mr. Barnett began his career as a corporate lawyer at Skadden Arps, where he specialized in mergers and acquisitions and corporate finance transactions. Mr. Barnett received a B.S. in Business Administration from the State University of New York at Albany, and a J.D. from Fordham University School of Law.

Biographies of Non-Employee Directors

Michael Grebe

Mr. Grebe has served as a member of our board of directors since March 2015, and is expected to become Chairman in connection with this offering. Mr. Grebe is an Advisory Director to Berkshire Partners, a Boston-based private equity firm, and serves on the boards of Berlin Packaging, L.L.C, an Oak Hill Capital Management and Canadian Pension Plan Investment Board (CPPIB) portfolio company, where he serves as the Chairman, SRS Distribution, Inc., a Leonard Green & Partners and Berkshire Partners portfolio company, where he serves as Chairman of the Audit Committee, Access Information Management, Inc., a GI Partners and Berkshire Partners portfolio company, where he serves as the Lead Director and Chairman of the Audit Committee, The Baptist Health System, a five-hospital health system employing 8,000 healthcare professionals and 2,000 physicians, where he serves as Chairman of the Leadership and Compensation Committee, and the Episcopal School of Jacksonville, a private, college-preparatory education system, where he serves on the Board of Trustees, including the Finance Committee. Additionally, Mr. Grebe previously served on the board of directors of the Jacksonville Branch of the Federal Reserve Bank of Atlanta, Air Distribution Technologies, Inc., a Canadian Pension Plan Investment Board (CPPIB) portfolio company, and SiteOne Landscape Supply. Additionally, Mr. Grebe previously served as the Chairman of the Board and Chief Executive Officer of Interline Brands, Inc., where he served as the Chairman of the Board from 2007 to 2015 and as the Chief Executive Officer from 2004 to 2016. Interline Brands was acquired by The Home Depot in August 2015. Prior to joining Interline in 1998, Mr. Grebe served in other leadership roles including as a Group Vice President with Airgas, Inc. and President of IPCO Safety, Inc. Mr. Grebe earned a B.S. in Business Administration from the University of Michigan, and served as a U.S. Naval Officer in the Naval Nuclear Propulsion Program under the leadership of Admiral Hyman G. Rickover. Mr. Grebe was selected to serve as a director because of his particular knowledge in corporate finance, strategic planning and investments and extensive business, management and legal experience. Mr. Grebe also has experience serving as a public company director.

William Chen

Mr. Chen has served as a member of our board of directors since May 2018. Mr. Chen is a managing director for Goldman Sachs Asset Management Private Equity. He joined Goldman Sachs as a managing director in 2018. Prior to joining Goldman Sachs, Mr. Chen worked at Apax Partners in London and New York for nine years, most recently as a principal in the Technology and Telecoms Group. Mr. Chen serves on the boards of Aptos and CommerceHub, and previously served on the boards of Exact Software, Paradigm Geophysical, Epicor and Sophos. Mr. Chen earned a B.S. in Industrial Engineering from Stanford University, an M.S. in Engineering-Economic Systems and Operations Research from Stanford University, an M.A. in International Studies from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Chen was selected to serve as a director because of his extensive experience in private equity investing, domestic and international experience, and service on the boards of directors of other companies.

Christopher Crampton

Mr. Crampton has served as a member of our board of directors since June 2015. Mr. Crampton leads Goldman Sachs Asset Management Private Equity’s investing efforts in the services sector. He is a member of the AMD Corporate Investment Committee. Mr. Crampton joined Goldman Sachs in 2003 and was named partner in 2016. Mr. Crampton currently serves on the boards of PSS Industrial, Restaurant Technologies, and Synagro Technologies, and is a former board member of Americold Realty Trust, FloWorks Holdings, GCA Services, Interline Brands, MRC Global, ProQuest Holdings and US Security Associates. Mr. Crampton earned a B.A. from Princeton University. Mr. Crampton was selected to serve as a director because of his extensive experience in private equity investing, domestic and international experience, and service on the boards of directors of other companies.

William Greenblatt

Mr. Greenblatt has served as a member of our board of directors since June 2015. Mr. Greenblatt founded Sterling and served as our Chief Executive Officer until 2014 and Chairman of our board of directors until 2019. Mr. Greenblatt is the Chairman of Montague Street Capital, a company he founded in 2017, and also serves as a director of Field Control Analytics, a company acquired by Montague Street Capital in January 2020. Additionally, Mr. Greenblatt currently serves on the boards of Andover National Corporation, Bushwick, LLC, Fairygodboss Inc., MSCA, Inc. (d.b.a. Remote Legal) and openDoctors 247, Inc., as well as the Cardozo School of Law, the UJA-Federation of New York and the University of Maryland College Park. Mr. Greenblatt was honored by Ernst & Young as Entrepreneur of the Year in 2006 and received the Entrepreneur of the Year Award from the University of Maryland in 2010. Mr. Greenblatt earned a B.A. in English from the University of Maryland, and a J.D. from the Cardozo School of Law. Mr. Greenblatt was selected to serve as a director because of his perspective and experience in building and leading our business as founder and former Chief Executive Officer.

Mark Jennings

Mr. Jennings has served as a member of our board of directors since April 2003. Mr. Jennings is a Co-Founder and has been a Managing Partner of Generation Partners, a growth equity firm specializing in technology-enabled service businesses, since September 1996. Prior to that time, Mr. Jennings was a Partner of Centre Partners, a private equity firm affiliated with Lazard Freres & Co, from October 1987 to September 1996, and prior to that, Mr. Jennings worked at Goldman, Sachs & Co. from August 1986 to October 1987. Mr. Jennings currently serves on the board of directors of several privately held companies and has previously served on the boards of directors of several publicly traded companies. Mr. Jennings holds a B.S. in Mechanical Engineering from the University of Texas at Austin and an M.B.A. from The Harvard Graduate School of Business. Mr. Jennings was selected to serve as a director because of his extensive business and leadership experience with high-growth technology-enabled service businesses and has served on the boards of directors of more than 25 other private and publicly held companies.

Adrian Jones

Mr. Jones has served as a member of our board of directors since February 2016. Mr. Jones currently serves as chairman of Goldman Sachs Asset Management Private Equity and is a member of the AMD Corporate Investment Committee, the AMD Infrastructure Investment Committee and the AMD Growth Equity Investment Committee, as well as the firm’s Sustainable Finance Steering Group. Mr. Jones is also a member of the Americas Inclusion and Diversity Committee and co-chair of AMD’s Private Markets Sustainability Council. Mr. Jones joined Goldman Sachs as an associate in the Investment Banking Division (IBD) in 1994 and was named partner in 2004. Mr. Jones previously served on the board of T2 Biosystems, Inc. Mr. Jones received his B.A. in Economics and Politics from University College, Galway, an M.A. in Economics from University College, Dublin and an M.B.A. from Harvard Business School. Mr. Jones was selected to serve as a director because of his extensive experience in private equity investing, domestic and international experience, and service on the boards of directors of other companies.

Mohit Kapoor

Mr. Kapoor has served as a member of our board of directors since May 2019. Mr. Kapoor currently serves as the Chief Technology and Operations Officer for NielsenIQ, overseeing all aspects of technology, security and operations since March 2021. Prior to joining NielsenIQ, Mr. Kapoor served as an independent advisor to multiple private equity portfolio companies from 2019 to 2021 in their value creation and technology transformation efforts. Mr. Kapoor was the Executive Vice President and Chief Information and Technology Officer of TransUnion from 2011 to 2019 and was responsible for all aspects of TransUnion’s technology, including strategy, applications, operations, infrastructure and delivery of solutions that supported TransUnion’s global information systems. Mr. Kapoor was the 2017 recipient of the Chicago CIO of the Year Award in the global category, and was recognized by ComputerWorld as a 2017 Premier 100 Technology Leader. Prior to TransUnion, Mr. Kapoor served in several senior roles at HSBC, including Chief Information Officer of South America supporting all aspects of technology across several lines of business from institutional customers to consumer finance. Mr. Kapoor has also served in many other positions with increasing responsibilities throughout the HSBC global organization as well as with Accenture, Coopers and Lybrand and EDS. Mr. Kapoor holds a B.S. in CIS and Finance and a B.A. in Economics from Jacksonville State University, and a Masters in Accounting Information Systems from Arizona State University. Mr. Kapoor was selected to serve as a director because of his extensive business and management experience in technology, big data, security and information services companies.

Jill Larsen

Ms. Larsen has served as a member of our board of directors since February 2020. Ms. Larsen has served as the Executive Vice President and Chief People Officer of PTC, Inc. since 2020, is the founder of DigitalHR LLC, and serves as an Adjunct Professor in the Graduate Human Capital Management Program at Columbia University since 2019. Prior to joining PTC, Ms. Larsen was Executive Vice President and Chief Human Resource Officer for Medidata from 2018 to 2020, a public life sciences software company. Prior to Medidata, from 2013 to 2018, Ms. Larsen worked at Cisco Systems as Senior Vice President. Ms. Larsen currently serves on the board of directors of Definitive Healthcare, where she serves as Chairwoman of the Compensation Committee and as a Board Advisor for the Bersin Academy. Ms. Larsen previously served on the board of Montage Software. Ms. Larsen received her B.A. in English and Communications from Boston College, and an M.S. in Human Resource Management from Emmanuel College. Ms. Larsen was selected to serve as a director because of her extensive human capital management and ESG experience, thorough knowledge of our industry and experience with compensation committees, nominating and corporate governance committees and public boards.

Lewis Frederick Sutherland

Mr. Sutherland has served as a member of our board of directors since September 2015. Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, a provider of food services, facilities management, and uniform and career apparel, from 1997 until his retirement in 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY, now part of J.P. Morgan Chase. Mr. Sutherland is a Director and Finance Committee Chair of Con Edison, Inc. and a Director and Audit Committee Chair of Colliers International Group Inc. Mr. Sutherland is also a Director and former Chairman of WHYY, Philadelphia’s public broadcast affiliate, Board President of Episcopal Community Services, a Philadelphia-based anti-poverty agency, and a Trustee of Duke University, the National Constitution Center, and Peoples Light, a non-profit theater. Mr. Sutherland received his B.A. from Duke University, and an M.B.A. from the University of Pittsburgh. Mr. Sutherland was selected to serve as a director because of his leadership and experience at an international managed services company, including experience with financial reporting, internal auditing, mergers and acquisitions, financing, risk management, corporate compliance and corporate planning. Mr. Sutherland’s experience from his leadership positions at Aramark Corporation and Chase Manhattan Bank supports the Board in its oversight of our financial reporting, auditing, and strategic planning activities.

Biography of Director Nominee

Arthur J. Rubado III

Mr. Rubado is expected to serve as a member of our board of directors upon the completion of this offering. Mr. Rubado is a Managing Director, Private Equity, and Head of CDPQ U.S. (“CDPQ”). He joined CDPQ in January 2018 and oversees the Private Equity portfolio. He is also responsible for the New York office and sits on the International Private Equity Investment Committee. Mr. Rubado has 30 years of operating and investing experience. Before joining CDPQ, he was a Managing Director and Operating Partner at Reservoir Capital, where he worked with portfolio company senior management and directors in healthcare, high tech and services. Previously, he was a Director in Kohlberg Kravis Roberts & Co.’s (“KKR”) operating executive group, KKR Capstone, where he worked in healthcare, high tech, retail/distribution and financial services, in both large scale and start-up/new company platforms. Prior to KKR, he was a founding member of executive management for SmartOps Corporation, an enterprise software developer, which was acquired by SAP AG. Earlier in his career, he was a consultant at McKinsey & Company, and worked in project, risk and operations management roles for the Royal Dutch/Shell Group. Mr. Rubado holds a B.S. in Mechanical & Aerospace Engineering with distinction from Cornell University and an M.B.A. with honors from Harvard Business School. He sits on the Boards of Directors of Constellation Insurance Holdings, Allied Universal, AlixPartners, PetSmart, TeamHealth and ITI Data. He has previously been a Board member at Clarios, MyEyeDr, ClearTrail Real Estate, and Chairman of ClearCaptions LLC. Mr. Rubado was selected to serve as a director because of his extensive experience in private equity investing, domestic and international experience, and service on the boards of directors of other companies.

Leadership Structure of the Board of Directors

Our board of directors will separate the roles of Chief Executive Officer and Chairman. Joshua Peirez is our Chief Executive Officer and Michael Grebe is expected to become our non-executive Chairman in connection with this offering. We believe this leadership structure is appropriate for our company due to the differences between the two roles. The Chief Executive Officer is responsible for setting our strategic direction, providing day-to-day leadership and managing our business, while the Chairman will provide guidance to the Chief Executive Officer, chair meetings of the board of directors, set the agendas for meetings of our board of directors as well as provide information to the members of our board of directors in advance of such meetings. In addition, separating the roles of Chief Executive Officer and Chairman will allow the Chairman to provide oversight of our management.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Upon completion of this offering, our board of directors will consist of ten directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms as follows:

•	the Class I directors will be Ms. Larsen and Messrs. Jennings and Jones and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Messrs. Crampton, Kapoor and Rubado and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Messrs. Chen, Grebe, Peirez and Sutherland and their terms will expire at the annual meeting of stockholders to be held in 2024.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that Ms. Larsen and Messrs. Grebe, Jennings, Kapoor and Sutherland are independent directors under the rules of Nasdaq, and are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. Mr. Peirez, our Chief Executive Officer, is not independent because of his position as an executive officer. Our remaining directors, Messrs. Chen, Crampton, Jones and Rubado, are not independent due to their affiliation with our Sponsor, which, together with its affiliates, indirectly holds more than 50% of our common stock. Messrs. Chen, Crampton and Jones were elected to our board of directors in accordance with the stockholders’ agreement that we entered into with our stockholders, including certain affiliates of our Sponsor. Effective upon the completion of this offering, our Sponsor’s designation rights will terminate.

After completion of this offering, our Sponsor will hold common stock collectively representing a majority of the combined voting power of our total outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised solely of independent directors; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to rely on all of the exemptions listed above. As a result, we will not have a majority of independent directors and our nominating and corporate governance committee and compensation committee do not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock—We are a “controlled company” within the meaning of the corporate governance standards of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of other companies that are subject to such requirements.”

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have three committees: the audit committee; the compensation committee and the nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of the audit committee, compensation committee and nominating and corporate governance committee are described below.

Audit Committee

The members of the audit committee are Mr. Sutherland, as Chairperson, Mr. Grebe and Mr. Kapoor. Mr. Sutherland qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. Our board of directors has also determined that Mr. Sutherland, Mr. Grebe and Mr. Kapoor are “independent” as defined under the rules of the Exchange Act and rules and regulations promulgated thereunder. The audit committee recommends the annual appointment and reviews the independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors.

Compensation Committee

The members of the compensation committee are Ms. Larsen, as Chairperson, Mr. Chen, Mr. Grebe and Mr. Jennings. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements and authorize our Company to enter into employment and other employee-related agreements.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Mr. Sutherland, as Chairperson, Mr. Grebe, Mr. Jones and Ms. Larsen. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, makes recommendations for nominees for committees and develops, recommends to the board of directors and reviews our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and all global employees. Our Code of Conduct and Ethics will be available on our website at www.sterlingcheck.com. In the event that we amend or waive certain provisions of our Code of Conduct and Ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act, Sterling has opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act. Those rules require compensation disclosure only for Sterling’s principal executive officer and its next two most highly compensated executive officers.

The tabular disclosure and discussion that follow describe Sterling’s executive compensation program during the most recently completed fiscal year ended December 31, 2020 with respect to Sterling’s named executive officers: Joshua Peirez, Sterling’s Chief Executive Officer; Lou Paglia, Sterling’s President and Chief Operating Officer; and Peter Walker, Sterling’s Executive Vice President and Chief Financial Officer (collectively, the “named executive officers”).

Summary Compensation Table

The following table sets forth the portion of compensation paid to the named executive officers (“NEOs”) that is attributable to services performed during the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Joshua Peirez	2020	650,000	980,643	8,500	1,639,143
Chief Executive Officer
Lou Paglia	2020	450,000	444,427	8,500	902,927
President and Chief Operating Officer
Peter Walker	2020	450,000	428,550	8,500	887,050
Executive Vice President and Chief Financial Officer

(1)

The amounts included in the “Option Awards” column represent the aggregate grant date fair value of options granted and the incremental fair market value associated with the modification of option grants effected in 2020, valued in accordance with ASC Topic 718 “Compensation—Stock Compensation” (“ASC 718”). Details and assumptions used in calculating these values are described in “Note 11—Stock-Based Compensation” of our consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts in this column represent all other compensation for the covered fiscal year that the registrant could not properly report in any other column of the Summary Compensation Table, including the 401(k) employer match earned in 2020 and paid in 2021. The amounts represented here do not include $182,232, $96,476 and $96,476 for Messrs. Peirez, Paglia and Walker, respectively, which are the stock-based compensation expenses in accordance with ASC 718 in respect of shares issued in exchange for partial recourse promissory notes in the principal amounts of $450,000 ($850,000 for Mr. Peirez). On August 16, 2021, the promissory notes were forgiven. See “Certain Relationships and Related Party Transactions—Promissory Notes.”

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Mr. Peirez is party to an employment agreement, Mr. Paglia is party to an offer letter and letter amendment, and Mr. Walker is party to an offer letter and a severance agreement, in each case, with the Company’s wholly-owned indirect subsidiary Sterling Infosystems, Inc. (“Sterling Infosystems”), summarized below (collectively, the “Employment Agreements”). In connection with this offering,

Mr. Peirez entered into an amended and restated employment agreement, Mr. Walker entered into an amendment to his severance agreement, and Mr. Paglia entered into a severance agreement, all as summarized below.

Chief Executive Officer (Joshua Peirez)

Sterling Infosystems was party to an employment agreement with Mr. Peirez (the “Prior CEO Employment Agreement”) dated as of July 19, 2018, pursuant to which Mr. Peirez served as CEO. The Prior CEO Employment Agreement provided for a base salary of $650,000 per year and eligibility for an annual cash bonus, with an annual target bonus opportunity of $850,000, with achievement based on the attainment of certain performance goals set annually by the board of directors of Sterling Infosystems (the “SI Board”), with 50% of the bonus based on company performance criteria and 50% at the discretion of the SI Board. For 2020, no annual bonus was paid.

In connection with this offering, the Prior CEO Employment Agreement is being amended and restated pursuant to an amended and restated employment agreement entered into as of August 5, 2021, which will become effective as of the date on which the registration statement of which this prospectus forms a part becomes effective (the “A&R CEO Employment Agreement”). Pursuant to the A&R CEO Employment Agreement, Mr. Peirez will serve as CEO and a member of our board of directors and the SI Board, reporting directly to our board of directors. The A&R CEO Employment Agreement may be terminated by Sterling Infosystems or Mr. Peirez upon 15 days’ prior notice (other than a termination for cause). The A&R CEO Employment Agreement provides for a base salary of $650,000 per year, subject to annual review and adjustment upward (but not downward) in our board of directors’ discretion. Mr. Peirez is also eligible for an annual cash bonus, with an annual target bonus opportunity of $850,000 for calendar year 2021 and at least 100% of base salary commencing in calendar year 2022, with achievement based on the attainment of certain performance goals set annually by our board of directors. The annual bonus payable in respect of a particular year will be paid within 45 days following our board of directors’ determination of performance goal attainment, but in no event later than March 15 following the year to which such bonus relates, subject to Mr. Peirez’s continued employment through the end of such year. Mr. Peirez is also entitled to participate in Sterling Infosystems’ senior executive employee benefit plans applicable to similarly situated executives of Sterling Infosystems, provided Mr. Peirez will be entitled to the maximum level of vacation under the Company’s vacation policy, regardless of his years of service. Mr. Peirez is entitled to travel in business class on all flights or, if business class is unavailable, first class, as well as reimbursement for legal fees and expenses up to $60,000 incurred in connection with the negotiation of the A&R CEO Employment Agreement.

Pursuant to the Prior CEO Employment Agreement, Mr. Peirez was to have been granted an award under a long-term incentive plan to have been established by Sterling Infosystems providing for a cash payout of up to $10 million upon attainment of certain performance goals related to Adjusted EBITDA at the time a change of control occurs. However, in lieu thereof, Mr. Peirez was granted performance options to acquire shares of Company common stock (“Shares”) under the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan the (the “2015 LTIP”) as further described below in the table titled “Outstanding Option Awards at Fiscal Year-End.” Pursuant to the A&R CEO Employment Agreement, Mr. Peirez is entitled to receive IPO Bonus Grants (as described below under “—2021 Equity Plan Awards—Special IPO Transaction Bonus Grants”) having a grant date fair value of $20 million, as determined in good faith by our board of directors, to be granted 80% in the form of nonqualified stock options and 20% in the form of restricted stock awards. In addition, subject to attainment by the Company of the 2022 revenue and Adjusted EBITDA goals as established by our board of directors, the Company will grant Mr. Peirez, in the first quarter of calendar year 2023, one or more equity incentive awards under the 2021 Equity Plan having an estimated aggregate grant date fair value, as determined in good faith by our board of directors, of at least the lesser of $5 million or the median value for chief executive officers in the Company’s peer group. For subsequent years, equity incentive awards will be determined by our board of directors in its sole discretion.

The A&R CEO Employment Agreement includes restrictive covenants providing for non-competition, non-solicitation and non-hire of employees, and non-solicitation and non-interference with current and prospective customers and business relationships, in each case, during employment and for 18 months thereafter, as well as perpetual nondisclosure of confidential information.

The A&R CEO Employment Agreement also provides for severance upon certain terminations of employment, as described below under “—Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control—Severance Under Employment Agreements—Mr. Peirez.”

If any payments or benefits to which Mr. Peirez would be entitled to receive pursuant to the terms of the A&R CEO Employment Agreement or otherwise in connection with a change in the ownership or effective control of the Company would result in all or a portion of such payments or benefits being deemed “parachute payments” under Section 280G of the Code and the excise tax imposed by Section 4999 of the Code, such payments and benefits will be reduced to the minimum extent necessary so that they would not result in the imposition of an excise tax under Section 4999 of the Code, provided that no reduction will be made if Mr. Peirez would receive a greater net after-tax amount absent such reduction.

President and Chief Operating Officer (Louis Paglia)

Sterling Infosystems is party to an offer letter with Mr. Paglia (the “Paglia Offer Letter”) dated as of January 28, 2016, which was amended pursuant to a letter agreement dated December 17, 2018 (the “Paglia Amendment”) entered into when Mr. Paglia was promoted to the position of President, effective December 1, 2018. Mr. Paglia was named Chief Operating Officer of Sterling Infosystems effective as of March 8, 2021. Mr. Paglia’s current annual base salary is $450,000 and his annual target cash bonus opportunity is 100% of his then-current annual base salary.

Under the Paglia Offer Letter, Mr. Paglia is entitled to participate in Sterling Infosystems’ standard employee benefit plans. The Paglia Offer Letter also provides for severance upon certain terminations of employment and, in connection with this offering, on August 19, 2021, Mr. Paglia entered into a severance agreement, which will become effective as of the date on which the registration statement of which this prospectus forms a part becomes effective (the “Paglia Severance Agreement”), which will replace the severance entitlements under the Paglia Offer Letter and provide for severance upon certain terminations of employment, all as described further below under “—Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control—Severance Under Employment Agreements—Messrs. Paglia and Walker.”

The Paglia Offer Letter entitled Mr. Paglia, upon the commencement of his employment, to a grant of 35,339 nonqualified stock options to purchase Shares under the 2015 LTIP, described further under “—Narrative Disclosure to Summary Compensation Table—2015 LTIP.” In addition, the Paglia Amendment entitled Mr. Paglia to a grant of 127,587 time-vesting nonqualified stock options and 125,790 performance-vesting nonqualified stock options under the 2015 LTIP.

The Paglia Severance Agreement includes restrictive covenants providing for (i) non-competition during employment and for a period of 12 months thereafter, (ii) non-solicitation and non-hire of employees, and non-solicitation and non-interference with current and prospective customers and business relationships, in each case, during employment and for 18 months thereafter, and (iii) the perpetual nondisclosure of confidential information and non-disparagement covenants.

If any payments or benefits to which Mr. Paglia would be entitled to receive pursuant to the terms of the Paglia Agreement or otherwise in connection with a change in the ownership or effective control of the Company would result in all or a portion of such payments or benefits being deemed “parachute payments” under Section 280G of the Code and the excise tax imposed by Section 4999 of the Code, such payments and benefits will be reduced to the minimum extent necessary so that they would not result in the imposition of an excise tax under Section 4999 of the Code, provided that no reduction will be made if Mr. Paglia would receive a greater net after-tax amount absent such reduction.

Executive Vice President and Chief Financial Officer (Peter Walker)

Sterling Infosystems is party to an offer letter with Mr. Walker (the “CFO Offer Letter”) dated as of May 14, 2019, pursuant to which Mr. Walker began serving as Executive Vice President and Chief Financial Officer on July 8, 2019. The CFO Offer Letter provides for (i) a base salary of $450,000 per year, (ii) an annual cash bonus with an annual target bonus opportunity of 100% of Mr. Walker’s then-current base salary, pursuant to the terms of the Annual Incentive Plan, (iii) a one-time sign-on bonus of $175,000, and (iv) time-vesting options to acquire 479,200 Shares and performance-vesting options to acquire 119,800 Shares, each under the 2015 LTIP. Mr. Walker is also entitled to participate in Sterling Infosystems’ employee benefit plans.

Sterling Infosystems is also party to a Severance Agreement with Mr. Walker (the “CFO Severance Agreement”) dated as of May 15, 2019, which provides for severance upon certain terminations of employment, and, in connection with this offering, on August 19, 2021, Mr. Walker entered into an amendment to the CFO Severance Agreement, which will become effective as of the date on which the registration statement of which this prospectus forms a part becomes effective (the “CFO Severance Amendment”), which will replace the severance entitlements under the CFO Severance Agreement and provide for severance upon certain terminations of employment, all as described further below under “—Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control—Severance Under Employment Agreements—Messrs. Paglia and Walker.” The CFO Severance Agreement, as amended by the CFO Severance Amendment includes restrictive covenants providing for (i) non-competition during employment and for 12 months thereafter, (ii) non-solicitation and non-hire of employees, and non-solicitation and non-interference with current and prospective customers and business relationships, in each case, during employment and for 18 months thereafter, and (iii) perpetual nondisclosure of confidential information and non-disparagement covenants.

If any payments or benefits to which Mr. Walker would be entitled to receive pursuant to the terms of the CFO Severance Amendment or otherwise in connection with a change in the ownership or effective control of the Company would result in all or a portion of such payments or benefits being deemed “parachute payments” under Section 280G of the Code and the excise tax imposed by Section 4999 of the Code, such payments and benefits will be reduced to the minimum extent necessary so that they would not result in the imposition of an excise tax under Section 4999 of the Code, provided that no reduction will be made if Mr. Walker would receive a greater net after-tax amount absent such reduction.

Annual Incentive Plan

The Company’s annual incentive plan is a discretionary bonus plan pursuant to which a bonus pool is established each year based on Company performance against board established financial goals. The compensation committee of the SI Board (the “Committee”) determines the annual bonus, if any, for the NEOs taking into account financial and personal performance. For 2020, the financial targets were based on revenue and Adjusted EBITDA.

2015 LTIP

Our board of directors adopted the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan for the purposes of enabling Sterling Infosystems to attract, retain and reward employees, directors and consultants (the “Eligible Recipients”) and to strengthen the existing mutuality of interests between such persons and its stockholders. In order to accomplish this goal, the 2015 LTIP provides that Sterling may grant awards of options, stock appreciation rights, restricted stock, restricted stock units, performance units, and performance shares.

Shares Subject to the 2015 LTIP. The 2015 LTIP initially provided for 7,068,200 Shares to be reserved and available for issuance under the 2015 LTIP, which share reserve was increased to 10,283,632 Shares effective as of November 28, 2018. To the extent that (i) an option expires or is otherwise cancelled or terminated without being exercised, (ii) any Shares subject to any award of stock appreciation rights, restricted stock, restricted stock units, performance shares or performance share units are forfeited, or (iii) any Shares are tendered or withheld to pay the exercise price of options or to satisfy withholding obligations associated with awards, such Shares shall again be available for issuance in connection with future awards granted under the 2015 LTIP.

Administration. The 2015 LTIP is administered by the Committee. The Committee’s interpretations and determinations shall be final, binding, and conclusive upon all persons.

Exercise Price. The per share price at which a holder of an option may purchase the Shares issuable upon exercise of the option or at which a holder of a stock appreciation right may exercise such right (the “exercise price”) will be determined by the Committee in its sole and absolute discretion at the time such award is granted and in accordance with section 409A of the Code, which requires that options have an exercise price that is not less than the fair market value of the Shares on the date of grant. The Committee relies on independent equity valuation reports for purposes of establishing fair market value.

Vesting. Unless otherwise provided in the applicable award agreement, each option will vest and become exercisable as to sixty percent (60%) of the Shares subject to the option on the third anniversary of the date of grant of the option, and as to an additional twenty percent (20%) of the Shares subject to the option on each of the next two anniversaries of the date of grant, provided that the participant has been continuously employed by, or has continuously provided services to Sterling Infosystems or any of its subsidiaries or related companies through each such anniversary date.

Performance-vesting options granted under the 2015 LTIP generally cliff vest one hundred percent and become exercisable if the grantee remains continuously employed through the earlier of a change in control or a Public Offering (as defined in the 2015 LTIP) (an “Exit Event”) that occurs before December 31, 2025 (or such later date as determined by the Committee, but not beyond the 10th anniversary of the applicable grant date) in which a particular equity value is achieved. It is expected that the performance-vesting options currently outstanding will become fully vested in connection with this offering.

With respect to awards of restricted stock, restricted stock units, performance shares, performance units or stock appreciation rights, such awards will be subject to such conditions or restrictions as determined by the Committee.

It is expected that all outstanding options held by the NEOs will become 100% vested in connection with this offering.

Change in Control. Notwithstanding any provision in the 2015 LTIP or the applicable award agreement to the contrary, each award outstanding as of a change in control that is not assumed,

substituted or otherwise continued following the change in control will become fully vested and exercisable immediately prior to the change in control and will terminate effective as of the change in control. Notwithstanding the foregoing, in connection with a change in control, the Committee may provide, in its sole and absolute discretion, for the cancellation of any outstanding options and/or stock appreciation rights in exchange for payment in cash equal to the excess (if any) of the fair market value of the Shares covered by such option and/or stock appreciation right over its exercise price.

Equitable Adjustments; Change in Capitalization. In the event of any change in capitalization, an equitable substitution or adjustment will be made in (i) the aggregate number and/or kind of Shares reserved for issuance under the 2015 LTIP, (ii) the kind, number and/or exercise price of Shares or other property subject to outstanding awards of options and stock appreciation rights granted under the 2015 LTIP and (iii) the kind, number and/or purchase price of Shares or other property subject to outstanding awards, in each case as may be determined by the Committee in its sole and absolute discretion. In connection with a change in capitalization, the Committee may also provide, in its sole and absolute discretion, for the cancellation of any outstanding awards in exchange for payment in cash or other property equal to the excess (if any) of the fair market value of the Shares covered by such award over the exercise price or purchase price thereof, if any.

Option Agreement Amendments

Prior to the completion of this offering, our board intends to amend each option outstanding under the 2015 LTIP (“LTIP Options”), including each such option held by the NEOs and non-employee directors, to (i) fully vest, effective as of the effectiveness of the underwriting agreement, each option that is not already vested and that will not otherwise vest by its terms in connection with this offering and (ii) permit each option to be exercised following termination for any reason for the period set forth in the applicable award agreement or, if longer, an extended post-termination exercise period that would end on the date that is six months following the second anniversary of the effectiveness of the registration statement of which this prospectus forms a part; provided that if such date falls during a blackout period, the post-termination exercise period will be extended until the date that is thirty days after the commencement of the Company’s next open trading window. An individual will not be entitled to receive any IPO Bonus Grant (as described below under “—2021 Equity Plan Awards—Special IPO Transaction Bonus Grants”) if he or she fails to enter into the option agreement amendment described in this paragraph. By entering into an option agreement amendment, an individual is agreeing that any Shares acquired by such individual upon exercise of any LTIP Options (the “LTIP Option Shares”) will be subject to the following transfer restrictions, in addition to any other lock-up restrictions, securities trading policies, and other limitations to which such individual may be subject: (i) the holder will be able to transfer up to 25% of the LTIP Option Shares at any time after six months following the effectiveness of the registration statement of which this prospectus forms a part (or such earlier time as the transfer restrictions expire under the lock-up agreements described below under “—Shares Eligible for Future Sale—Lock-up Agreements”) but prior to the first anniversary of the effectiveness of the registration statement of which this prospectus forms a part; (ii) on or after the first anniversary but prior to the second anniversary of the effectiveness of the registration statement of which this prospectus forms a part, the holder will be able transfer up to fifty percent (50%) of the LTIP Option Shares (reduced by any of the LTIP Option Shares sold prior to the first anniversary) and (iii) on or after the second anniversary of the effectiveness of the registration statement of which this prospectus forms a part, the holder will be able to transfer all of his or her LTIP Option Shares. The foregoing transfer restrictions will not apply to any Shares held by such individual that are not LTIP Option Shares.

Promissory Notes

Each of Messrs. Peirez, Paglia, and Walker acquired Shares in exchange for the delivery of promissory notes each issued as of December 1, 2020 with a principal amount of $450,000 ($850,000 for Mr. Peirez), which promissory notes bore interest at the mid-term applicable federal rate for November 2020 and were subject to repayment on December 31, 2027 or earlier termination of employment. On August 16, 2021, pursuant to the terms of the promissory notes, the principal amount on each loan, together with all accrued and unpaid interest thereon, was forgiven. See “Certain Relationships and Related Party Transactions—Promissory Notes.”

On August 16, 2021, the Company entered into agreements with each promissory noteholder, including Messrs. Peirez, Paglia, and Walker, (each, a “Loan Forgiveness Agreement”), whereby each promissory note was cancelled and the outstanding indebtedness and other obligations thereunder were forgiven (the “Note Cancellation”). Concurrently with the execution of the Loan Forgiveness Agreements, the Company accelerated payment of a portion of each individual’s target bonus opportunity for calendar year 2021 (95% for Mr. Peirez, 75% for Mr. Walker, and 35% for Mr. Paglia) to assist the individual in satisfying his withholding tax obligations in respect of the Note Cancellation (the “Accelerated Bonus Payment”). The Accelerated Bonus Payment was deemed to have been earned as of August 16, 2021 and the individual has no obligation to repay any portion of the Accelerated Bonus Payment under any circumstance.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of Shares underlying the option awards outstanding under the 2015 LTIP for Messrs. Peirez, Paglia and Walker as of December 31, 2020.

Name	Grant Date	Number of securities underlying unexercised options exercisable (#)(1)	Number of securities underlying unexercised options unexercisable (#)(1)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)(2)	Option exercise price ($)(3)	Option expiration date

Joshua Peirez	7/12/2018		1,497,500		9.68	7/12/2028
	11/28/2018			643,326	9.68	11/28/2028
	11/11/2020		239,600		9.68	11/11/2030

Lou Paglia	1/29/2016	35,341			9.39	1/29/2026
	2/21/2017	38,336	9,584		9.68	2/21/2027
	11/28/2018		127,587		9.68	11/28/2028
	11/28/2018			125,790	9.68	11/28/2028
	5/22/2019		59,900		9.68	5/22/2029
	5/22/2019			59,900	9.68	5/22/2029
	11/6/2019		119,800		9.68	11/6/2029
	11/11/2020		119,800		9.68	11/11/2030

Peter Walker	6/25/2019		479,200		9.68	6/25/2029
	6/25/2019			119,800	9.68	6/25/2029
	11/11/2020		119,800		9.68	11/11/2030

(1)

These options will vest and become exercisable as to sixty percent (60%) of the Shares subject to the option on the third anniversary of the date of grant of the option, and as to an additional twenty percent (20%) of the Shares subject to the option on each of the next two anniversaries of the date of grant. As noted above, it is expected that all of these options will become fully vested in connection with this offering as further described above under “—Narrative Disclosure to Summary Compensation Table—2015 LTIP—Option Agreement Amendments.”

(2)	Performance-vesting options granted under the 2015 LTIP generally cliff vest as to one hundred percent (100%) of the Shares subject to the option upon a change in control or a public offering that results in a specified equity value, as further described above under “—Narrative Disclosure to Summary Compensation Table—2015 LTIP—Vesting.” As noted above, it is expected that all of these options will become fully vested in connection with this offering as further described above under “—Narrative Disclosure to Summary Compensation Table—2015 LTIP—Option Agreement Amendments.”
(3)

Effective as of November 25, 2020, the exercise price of each nonqualified stock option grant issued and outstanding to the NEOs that exceeded $9.68 per share (the then-fair market value per share of Company common stock as determined by our board of directors based on an independent third-party equity valuation) was reduced to $9.68 per share.

Adoption of Equity Plans

On August 4, 2021, our board of directors adopted, and on August 13, 2021 our stockholders approved, the 2021 Equity Plan and the ESPP. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2021 Equity Plan and ESPP.

Sterling Check Corp. 2021 Omnibus Incentive Plan

Equity awards under the 2021 Equity Plan will be intended to retain, and motivate our officers and employees, consultants, and non-employee directors and to promote the success of the Company’s business by providing such participating individuals with a proprietary interest in the performance of the Company.

Administration. The 2021 Equity Plan will be administered by the Committee. The Committee shall consist of at least two directors of the board of directors and may consist of the entire board of directors. The Committee will generally include at least two directors considered to be non-employee directors for purposes of Section 16 of the Exchange Act. The Committee will have the power from time to time to construe and interpret the 2021 Equity Plan and the awards granted thereunder and establish, amend, and revoke rules, regulations, and guidelines as it deems necessary or appropriate for the administration of the 2021 Equity Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the 2021 Equity Plan or in any award agreement in the manner and to the extent that it deems necessary or advisable to carry out the intent of the 2021 Equity Plan, and otherwise make the 2021 Equity Plan fully effective. The Committee may exercise its discretion with respect to the powers and rights granted to it as set forth in the 2021 Equity Plan and generally exercise such powers and perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the 2021 Equity Plan. The Committee’s interpretations and determinations are final, binding, and conclusive upon all persons. Subject to applicable law, the board of directors or the Committee may delegate, in whole or in part, any of the authority of the Committee under the 2021 Equity Plan (subject to such limits as may be determined by the board of directors or the Committee) to any individual or committee of individuals (who need not be directors), including without limitation the authority to make awards to Eligible Individuals (as defined below) who are not officers or directors of the Company or any of its subsidiaries and who are not subject to Section 16 of the Exchange Act.

Plan Term. The 2021 Equity Plan became effective as of August 4, 2021, the date it was approved by the board of directors, subject to its having been approved by the existing stockholders, and will terminate on the tenth (10th) anniversary thereof, unless earlier terminated by the board of directors.

Eligibility. Under the 2021 Equity Plan, “Eligible Individuals” include officers, employees, consultants, advisors and non-employee directors providing services to the Company and its subsidiaries and affiliates. The Committee will determine which Eligible Individuals will receive grants of awards.

Incentives Available. Under the 2021 Equity Plan, the Committee may grant any of the following types of awards to an Eligible Individual (to the extent permitted by applicable law): incentive stock options (or “ISOs”) and nonqualified stock options; stock appreciation rights (or “SARs”); restricted stock; restricted stock units (or “RSUs”); Performance Awards (as defined below); Cash-Based Awards (as defined below), and other share-based awards.

Shares Available. Subject to any adjustment as provided in the 2021 Equity Plan, up to 9,433,000 Shares may be issued pursuant to awards granted under the 2021 Equity Plan (the “Share Limit”); provided, that, the Share Limit shall be automatically increased on the first day of each calendar year commencing on January 1, 2022 and ending on January 1, 2030 in an amount equal to the lesser of (x) 5% of the total number of Shares outstanding on the last day of the immediately preceding calendar year, and (y) such number of Shares as determined by our board of directors, and no more than 9,433,000 Shares may be granted pursuant to ISOs. The maximum dollar amount of cash and the grant date fair value (valued in accordance with ASC 718) of Shares that may be the subject of awards granted to any non-employee director in any calendar year may not exceed $750,000 ($1 million for the year in which the non-employee director is first appointed to our board of directors).

Other than with respect to Substitute Awards (as described below), any Shares that are subject to an award will become available again for issuance pursuant to the 2021 Equity Plan if the Shares (i) covered by the award are not issued because the award terminates by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, (ii) are repurchased by the Company or an affiliate following their issuance pursuant to any award granted under the 2021 Equity Plan for a price per Share that is less than or equal to the price per Share paid by the participant to acquire such Shares, or (iii) relate to an award that may be settled only in cash and is settled in cash. Shares delivered to or withheld by the Company to pay the exercise price of an option and Shares delivered to or withheld by the Company to pay the withholding taxes related to an award will not be added back (or with respect to Substitute Awards, will not be added) to the aggregate number of Shares available for issuance under the 2021 Equity Plan. Awards may, in the sole discretion of the Committee, be granted under the 2021 Equity Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines, referred to as “Substitute Awards,” and such Substitute Awards will not be counted against the Share Limit, except that Substitute Awards intended to qualify as incentive stock options will count against the limit on incentive stock options described above. Subject to applicable stock exchange requirements, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for awards under the 2021 Equity Plan and shall not reduce the number of Shares available for issuance under the 2021 Equity Plan. No award may be granted under the 2021 Equity Plan after the 10th anniversary of the effective date, but awards granted before then may extend beyond that date.

Stock Options. The Committee may grant options (which may be ISOs or nonqualified stock options) to Eligible Individuals. An ISO is an option intended to qualify for tax treatment applicable to ISOs under Section 422 of the Code. An ISO may be granted only to Eligible Individuals that are employees of the Company or any of its subsidiaries. A nonqualified stock option is an option that is not subject to statutory requirements and limitations required for certain tax advantages allowed under Section 422 of the Code.

Vesting and Exercise Periods. Each option granted under the 2021 Equity Plan may be subject to certain vesting requirements and will become exercisable in accordance with the specific terms and conditions of the option, as determined by the Committee at the time of grant and set forth in an award agreement. The term of an option generally may not exceed ten (10) years from the date it is granted (five (5) years in the case of an ISO granted to a ten-percent stockholder). Each option, to the extent it becomes exercisable, may be exercised at any time in whole or in part until its expiration or termination, unless otherwise provided in the applicable award agreement.

Exercise Price; Method of Exercise. The purchase price per Share with respect to any option granted under the 2021 Equity Plan shall be determined by the Committee, provided that, except as otherwise provided by the Committee in the case of Substitute Awards, it may be not less than the greater of the par value of a Share and 100% of the fair market value of a Share on the date the option is granted (110% in the case of an ISO granted to a ten-percent stockholder). The exercise price may be paid by (a) a wire transfer of readily available funds in U.S. dollars or a certified bank check denominated in U.S. dollars, (b) if permitted by the Committee, the transfer, either actually or by attestation, to the Company of Shares that have been held by the participant for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the option, such transfer to be upon such terms and conditions as determined by the Committee or (c) if permitted by applicable law and by the Committee or set forth in an award agreement, in the form of a transfer of other property (including Shares). Any Shares transferred to or withheld by the Company as payment of the exercise price under an option, if so permitted pursuant to clause (b) above, will be valued at their fair market value on the last business day preceding the date of exercise of such option or by such other method required by applicable law. In addition, (a) the Committee may provide for the payment of the exercise through Share withholding as a result of which the number of Shares issued upon exercise of an option would be reduced by a number of Shares having a fair market value equal to the exercise price and (b) the Committee may permit an option to be exercised through a registered broker-dealer pursuant to such cashless exercise procedures that are, from time to time, deemed acceptable by the Committee.

Limits on Incentive Stock Options. In order to comply with the requirements for ISOs in the Code, no person may receive a grant of an ISO for stock that would have an aggregate fair market value in excess of $100,000, determined when the ISO is granted, that would be exercisable for the first time during any calendar year. If any grant of an ISO is made in excess of such limit, the options will be treated as nonqualified stock options in reverse of the order in which they were granted such that the most recently granted options are first treated as nonqualified stock options.

Stock Appreciation Rights. The Committee may grant SARs to Eligible Individuals on terms and conditions determined by the Committee at the time of grant and set forth in an award agreement.

Vesting; Amount Payable. The Committee will determine the terms by which a SAR will vest and become exercisable, which terms will be set forth in an award agreement. A SAR is a right granted to a participant to receive an amount equal to the excess of the fair market value of a Share on the last business day preceding the date of exercise of such SAR over, except as otherwise provided by the Committee in the case of Substitute Awards, the fair market value of a Share on the date the SAR was granted. A SAR may be settled or paid in cash, Shares or a combination of each, in accordance with its terms.

Duration. Each SAR will be exercisable or be forfeited or expire on such terms as the Committee determines. Except in limited circumstances, a SAR shall have a term of no greater than ten (10) years.

Restricted Stock. The Committee may grant awards of restricted stock, the terms and conditions of which will be established by the Committee and set forth in an award agreement, including the time or times at which the restricted stock vests, and the conditions that must be satisfied (including, in the case of restricted stock intended to be a Performance Award (as defined below), performance objectives and performance periods) for the restricted stock to vest.

Restricted Stock Units. The Committee may grant RSUs, the terms and conditions of which will be established by the Committee, in its discretion, and set forth in an award agreement, including the time or times at which the RSUs vest and the conditions that must be satisfied for RSUs to vest. RSUs will be settled on the date(s) set forth in the award agreement in the form of (a) Shares, (b) cash equal to the fair market value of the Shares that would have otherwise been delivered to the participant (determined as of the date the Shares would have been delivered), or (c) any combination thereof, as the Committee determines in its sole discretion.

Performance Awards. The Committee is authorized to grant awards that are subject to vesting based on attainment of one or more performance objectives (“Performance Awards”), the terms and conditions of which will be established by the Committee and set forth in an award agreement. Performance Awards may be in the form of (a) restricted stock that is subject to vesting based on attainment of one or more performance objectives during a performance period specified in the applicable award agreement (“Performance Restricted Stock”), (b) units which are denominated in U.S. dollars and, to the extent earned, represent the right to receive payment equal to a specified dollar amount or a percentage of such amount depending on the level of performance objective attained (“Performance Units”), and (c) stock units denominated in Shares and, to the extent earned, represent the right to receive payment equal to the value of a Share or a percentage of such amount depending on the level of performance objective attained (“Performance Stock Units”). Payment to participants in respect of vested Performance Stock Units or vested Performance Units may be made entirely in Shares valued at their fair market value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion will determine at any time prior to such payment.

Performance Objectives. Performance objectives for any Performance Award shall mean any one or more performance criteria established by the Committee, which may individually, alternatively or in any combination, be based on the performance of the Company as a whole, a business unit, business segment or division, or the participant to whom the Performance Award is granted, in each case as specified by the Committee. Performance objectives may be absolute or relative (to prior performance or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. Prior to the vesting, payment, settlement, or lapsing of any restrictions with respect to any Performance Award, the Committee must determine whether the applicable performance objectives have been satisfied and the Committee may, in its sole discretion, (i) reduce the amount of cash paid or the number of Shares issued or vested or in respect of which restrictions lapse, and (ii) establish rules and procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that otherwise would be payable under such Performance Award.

Other Share-Based Awards. The Committee is authorized to grant other share-based awards, including awards of fully vested Shares, the terms and conditions of which will be established by the Committee, in its discretion, and set forth in an award agreement.

Cash-Based Awards. The Committee is authorized to grant cash-based awards, the terms and conditions of which will be established by the Committee, in its discretion, and set forth in an award agreement (“Cash-Based Awards”). The Committee may determine (a) the maximum duration of the Cash-Based Award, (b) the amount payable pursuant to a Cash-Based Award, (c) the time or times at which the Cash-Based Award vests, (d) the conditions that must be satisfied for the Cash-Based Award to vest and become payable, and (e) such other provisions as determined by the Committee. Each Cash-Based Award will specify a cash-denominated payment amount, formula, or payment ranges as determined by the Committee. Payments, if any, with respect to a Cash-Based Award may be made entirely in Shares valued at their fair market value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion will determine at any time prior to such payment.

Prohibition on Repricings. The Committee will have no authority to (a) make any adjustment or amendment (other than in connection with certain changes in capitalization or certain corporate transactions in accordance with the terms of the 2021 Equity Plan, as generally described below) that reduces, or would have the effect of reducing, the exercise price of an option or the base price of an SAR previously granted under the 2021 Equity Plan or (b) cancel for cash or other consideration any option whose exercise price or SAR whose base price is greater than the fair market value per share, unless, in either case, the Company’s stockholders approve such adjustment or amendment.

Dividends and Dividend Equivalent Rights. The Committee may provide a participant as part of an award dividends, dividend equivalents, or similar payments, payable in cash, Shares, other securities, other awards or other property on such terms and conditions as may be determined by the Committee, including, without limitation, (a) payment directly to the participant, (b) withholding of such amounts by the Company subject to vesting of the award or (c) reinvestment in additional Shares, restricted stock, or other awards. Unless otherwise provided in the award agreement, amounts payable in respect of dividends, dividend equivalents, or similar payments related to Shares subject to an award may not be paid until the vesting, exercise, payment, settlement or other lapse of restrictions on the related award.

Adjustments upon Changes in Capitalization. In the event of any increase or decrease in the number or kind of Shares, any change (including, but not limited to, in the case of a spin-off, dividend, or other distribution in respect of Shares, a change in value) in the Shares, or any exchange of Shares for a different number or kind of shares or other securities of the Company or another entity, in each case by reason of a reclassification, recapitalization, merger, amalgamation, consolidation, reorganization, spin-off, split-up, stock dividend, stock split or reverse stock split, extraordinary or non-recurring cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure, any similar corporate event or transaction, or any other transaction that is an “equity restructuring” within the meaning of ASC 718 (a “Change in Capitalization”), the Committee shall conclusively determine the appropriate adjustments, if any, to: (i) the Share Limit (or other securities or other property) that may thereafter be made the subject of awards or delivered under the 2021 Equity Plan, (ii) the maximum number and class of Shares (or other securities) that may be issued upon exercise of incentive stock options, (iii) outstanding awards granted under the 2021 Equity Plan with respect to the number and class of Shares or other stock or securities, cash or other property which are and thereafter will be subject to the award, (iv) the purchase price of a Share under any outstanding option, the base price under any stock appreciation right, or the measure to be used to determine the amount of the benefit payable on an award, (v) the performance objectives applicable to outstanding Performance Awards, and (vi) any other adjustments the Committee determines to be equitable. The Company may, in its sole discretion, cause any direct or indirect subsidiary or affiliate to satisfy any cash-based obligations relating to the foregoing adjustments including cash payments to a participant. If, pursuant to an award agreement and by reason of a Change in Capitalization, a participant becomes entitled to, or becomes entitled to exercise or settle an award with respect to, new, additional, or different Shares or other securities of the Company or any other entity, such new, additional, or different Shares or other securities, as the case may be, will be subject to all of the conditions, restrictions, and performance criteria that applied to the Shares subject to the award prior to such Change in Capitalization.

Effect of Corporate Transactions. Except as otherwise provided in the applicable award agreement, all outstanding awards will terminate upon the consummation of (a) a merger, amalgamation, consolidation, reorganization, recapitalization, or other similar change in the Company’s capital stock, (b) a liquidation or dissolution of the Company, or (c) a Change in Control (as defined below) (each transaction described in (a), (b) and (c), a “Corporate Transaction”), unless provision is made in the sole discretion of the Committee in connection with such transaction for the assumption or continuation of such awards by, or the substitution for such awards with new awards of, the surviving successor, or resulting entity, or a parent or subsidiary thereof, with such adjustments as to the number and kind of Shares or other securities or property subject to such new awards, stock option and stock appreciation right exercise or base prices, and other terms of such new awards as the Committee determines.

In general, vested awards may not be terminated upon the consummation of a Corporate Transaction unless holders of affected awards are provided either (A) in the case of vested options and stock appreciation rights, a period of at least fifteen (15) calendar days prior to the consummation of the Corporate Transaction to exercise the options and stock appreciation rights, or (B) in the case of vested awards (including options and stock appreciation rights), a payment (in cash, property, or securities (or a combination thereof) or other consideration upon or immediately following the consummation of the Corporate Transaction, or, to the extent permitted by Section 409A of the Code, on a deferred basis consistent with the payment schedule for stockholders generally) in respect of each Share covered by the award being canceled of an amount equal to the per-Share price to be paid or distributed to stockholders in the Corporate Transaction (less, in the case of options, the exercise, and in the case of stock appreciation rights, the base price), in each case with the value of any non-cash or deferred consideration to be determined by the Committee in good faith. If the per Share price to be paid to stockholders in the Corporate Transaction is less than the exercise price of the option or base price of the stock appreciation right, the option or stock appreciation right may be terminated without payment of any kind.

In connection with any Corporate Transaction, subject to the applicable award agreement, the Committee may (but is not required to) effective upon or at any time prior to any Corporate Transaction (i) cause any or all unvested awards to become fully vested and immediately exercisable (as applicable) and provide the holders of options and stock appreciation rights a reasonable period of time prior to the date of the consummation of the Corporate Transaction to exercise such options and stock appreciation rights, or (ii) to the extent permitted by Section 409A of the Code, cancel any or all unvested awards as of the consummation of the Corporate Transaction (x) for no consideration or (y) in exchange for a payment (in cash or other consideration as determined by the Committee in its discretion) in respect of each Share covered by the award, or for options and stock appreciation rights being terminated, an amount equal to all or a portion of the excess, if any, of the per-Share price to be paid or distributed to stockholders in the Corporate Transaction (the value of any non-cash or deferred consideration to be determined by the Committee in good faith) over the exercise price of the options or the base price of the stock appreciation rights, which may be paid in accordance with the vesting schedule of the award as set forth in the applicable award agreement, upon the consummation of the Corporate Transaction, or at such other time or times as the Committee may determine. The Committee may, in its sole discretion, upon or at any time prior to any Corporate Transaction (and such action may be contingent upon the occurrence of the Corporate Transaction), provide in the transaction agreement or otherwise for different treatment for awards held by different participants.

For purposes of the 2021 Equity Plan, A “Change in Control” generally means the occurrence of any of the following events with respect to the Company: (a) any person (other than directly from the Company) first acquires securities of the Company representing more than fifty percent of the combined voting power of the Company’s then outstanding voting securities, other than an acquisition by certain employee benefit plans, the Company or a related entity, a permitted holder, or any person in connection with a non-control transaction; (b) a majority of the members of the board of directors is replaced by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election; (c) any merger, consolidation or reorganization, other than a non-control transaction; (d) a complete liquidation or dissolution or (e) a sale or disposition of all or substantially all of the assets of the Company and its subsidiaries. A “non-control transaction” generally includes any transaction in which (i) stockholders immediately before such transaction continue to own at least a majority of the combined voting power of such resulting entity following the transaction; (ii) a majority of the members of the board of directors immediately before such transaction continue to constitute at least a majority of the board of the surviving entity following such transaction or (iii) with certain exceptions, no person other than any person who had beneficial ownership of more than fifty percent of the combined voting power of the Company’s then outstanding voting securities immediately prior to such transaction has beneficial ownership of fifty percent or more of the combined voting power of the surviving entity’s outstanding voting securities immediately after such transaction. A “permitted holder” generally includes the Company, any of its affiliates, any employee benefit plan sponsored by any of them, and any person or group that has beneficial ownership of at least forty percent of the combined voting power of the Company’s then-outstanding voting securities on the date of effectiveness of the registration statement of which this prospectus forms a part, provided a person will cease to be (and may not again become) a permitted holder if they cease to beneficially own at least forty percent of the combined voting power of the Company’s then-outstanding securities.

Transferability. The 2021 Equity Plan generally restricts the transfer of any awards, except (a) transfers by will or the laws of descent and distribution or (b) to a beneficiary designated by the participant, to whom any benefit under the 2021 Equity Plan is to be paid or who may exercise any rights of the participant in the event of the participant’s death before he or she receives any or all of such benefit or exercises an award. An option (or any other award subject to exercise) may be exercised during the lifetime of the participant only by the participant or the participant’s legal representative.

Amendment or Termination of the 2021 Equity Plan. The board of directors may terminate the 2021 Equity Plan at any time, and may at any time and from time to time amend, modify, or suspend the 2021 Equity Plan; provided, however, that (a) no such amendment, modification, suspension, or termination may impair or alter the terms of any awards theretofore granted under the 2021 Equity Plan in a manner adverse to the participant who holds such awards, except with the consent of such participant, nor may any amendment, modification, suspension, or termination deprive any participant of any Shares acquired through or as a result of the 2021 Equity Plan, except in either case, as the board of directors deems necessary or appropriate to comply with applicable law or the rules and regulations of any governmental authority, and (b) to the extent necessary under any applicable law, regulation, or exchange requirement, no amendment will be effective unless approved by the stockholders of the Company in accordance with applicable law, regulation, or exchange requirement.

Forfeiture Events; Clawback. The Committee may specify in an award agreement or in any policy of the Company, whether adopted prior to or subsequent to the grant date of an award, that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, clawback, or recoupment upon the occurrence of certain specified events or as required by law, regulation, or exchange requirement, in addition to any otherwise applicable forfeiture provisions that apply to the award. Without limiting the generality of the foregoing, each award under the 2021 Equity Plan will be subject to the terms of any clawback policy maintained by the Company or as required by law, regulation, or exchange requirement, as it may be amended from time to time.

Right of Offset. The Company has the right to offset against its obligation to deliver Shares (or other property or cash) under the 2021 Equity Plan or any award agreement any undisputed outstanding amounts that the participant then owes to the Company (including, without limitation, travel and entertainment, advance account balances, loans, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs), provided that the participant is first offered the opportunity to pay cash for such outstanding amounts. The Committee has no right to offset against its obligation to deliver Shares (or other property or cash) under the 2021 Equity Plan in respect of any awards or in respect of any non-qualified deferred compensation amounts if such offset would subject the participant to an additional tax imposed under Section 409A of the Code.

2021 Equity Plan Awards—Special IPO Transaction Bonus Grants

Following execution of the underwriting agreement for this offering, the Company intends to make special one-time bonus grants under the 2021 Equity Plan (the “IPO Bonus Grants”) to certain members of its senior management team (including the NEOs) and non-employee directors. The IPO Bonus Grants to each of the NEOs will consist of both a nonqualified stock option grant (the “IPO Bonus Options”) and a restricted stock grant (the “IPO Bonus Stock Awards”). Each of Messrs. Peirez, Paglia and Walker will be granted IPO Bonus Options to purchase 1,715,529, 514,659, and 557,547 Shares, respectively, and grants of IPO Bonus Stock Awards covering 190,476, 57,143, and 61,905 Shares, respectively. The IPO Bonus Grants to non-employee directors will consist entirely of IPO Bonus Options.

The IPO Bonus Options shall be granted with a 10 year term and an exercise price equal to the initial public offering price per Share in this offering. Each of the IPO Bonus Options (other than grants to non-employee directors) and IPO Bonus Stock Awards will vest 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date, subject to the executive’s continued employment with the Company through the applicable vesting date (except as noted below). Each of the IPO Bonus Options granted to non-employee directors will vest in three substantially equal annual installments on the first three anniversaries of the grant date, subject to the non-employee director’s continued service with the Company through the applicable vesting date (except as noted below).

If any of the NEOs or non-employee directors experiences a termination of service, other than for “cause” (as defined in the applicable IPO Bonus Grant), (i) the unvested portion of the IPO Bonus Grants will be forfeited, (ii) the NEO will retain the vested portion of his IPO Bonus Stock Award, and (iii) the vested portion of the NEO’s or non-employee director’s IPO Bonus Option will remain exercisable for 30 days (90 days in the case of a termination due to death or disability). In the event of a termination for cause, the NEO or non-employee director will forfeit all of his IPO Bonus Grants (vested and unvested). If the NEO’s service with the Company is terminated by the Company without cause or he resigns for good reason (as defined in the IPO Bonus Grant award agreement), in either case within 3 months prior to or 24 months following a Change in Control, his IPO Bonus Grants shall fully vest and the IPO Bonus Options shall become fully exercisable. If a non-employee director continues service through a Change in Control and, immediately following the Change in Control he or she is not a member of our board of directors (or that of the Company’s or its successor’s ultimate parent) or, within 24 months following such Change in Control, his or her service on our board of directors (or that of the Company’s or its successor’s ultimate parent) ceases other than by reason of a voluntary resignation, his or her IPO Bonus Options shall become fully vested and exercisable. The NEOs are also eligible for additional accelerated vesting in connection with certain terminations of employment as described further below under “—Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control—Severance Under Employment Agreements—Executive Equity Incentive Awards.”

The IPO Bonus Grants include restrictive covenants providing for: (i) perpetual nondisclosure of confidential information, (ii) a non-competition covenant that applies for the duration of employment and for twelve (12) months thereafter, (iii) customer and employee non-solicitation covenants that apply for the duration of employment and for two (2) years thereafter, and (iv) a perpetual non-disparagement covenant.

Sterling Check Corp. Employee Stock Purchase Plan

The ESPP is intended to provide employees with the opportunity to purchase Shares through accumulated payroll deductions, at a discount from the market price, thereby providing employees with the ability to acquire an equity interest in the Company. We believe this will incentivize employees and further align their interests with those of our stockholders.

Administration. The ESPP is administered by the Committee. The Committee may delegate any or all of its administrative authority under the ESPP to a committee comprised of officers or senior level employees of the Company (the “Administrative Committee”), other than the authority to: (i) increase the maximum number of Shares available for issuance under the ESPP or the maximum number of Shares that may be purchased by any ESPP Participant (as defined below) during any Offering Period (as defined below) (other than for adjustments allowed due to a Change in Capitalization, (ii) modify the eligibility requirements under the ESPP, (iii) designate a subsidiary as eligible to participate in the ESPP, (iv) change the maximum duration of an Offering Period, (v) establish or change the offering price for any Offering Period or (vi) take any action specifically reserved by the Committee. The Committee or the Administrative Committee, as applicable are herein referred to as the “Plan Administrator.”

The Plan Administrator shall have the authority to construe the ESPP, to prescribe, amend and rescind rules and regulations relating to the ESPP, and to make all other determinations necessary or advisable for administering the ESPP. The Plan Administrator may establish any policies or procedures that in its discretion are necessary or appropriate for the operation and administration of the ESPP and may adopt rules for the administration of the ESPP. All decision and determinations by the Plan Administrator in the exercise of its powers hereunder shall be final, binding and conclusive upon all parties.

Shares Subject to the ESPP. The ESPP authorizes the issuance of a total of 1,886,000 Shares, which number shall be automatically increased on the first day of each calendar year following the calendar year in which the effective date of the ESPP falls in an amount equal to the lesser of (a) one percent (1.00%) of the total number of Shares outstanding on the last day of the immediately preceding calendar year and (b) a lower number of Shares as determined by our board of directors. Notwithstanding the foregoing, the maximum number of Shares that may be issued or transferred under the ESPP shall not exceed an aggregate of 11,319,000 Shares.

In the event of any increase or decrease in the number or kind of Shares, any change (including, but not limited to, in the case of a spin-off, dividend, or other distribution in respect of Shares, a change in value) in the Shares, or any exchange of Shares for a different number or kind of shares or other securities of the Company or another entity, in each case by reason of a reclassification, recapitalization, merger, amalgamation, consolidation, reorganization, spin-off, split-up, stock dividend, stock split or reverse stock split, extraordinary or non-recurring cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure, any similar corporate event or transaction, or any other transaction that is an “equity restructuring” within the meaning of ASC 718, the Committee shall make such adjustments, if any, as it determines are equitable and appropriate to (A) the maximum number and class of Shares or other stock or securities with respect to which Purchase Rights (as defined below) may be granted under the ESPP, (B) the maximum number and class of Shares or other stock or securities that may be issued upon exercise of Purchase Rights under the ESPP, (C) the maximum number and class of Shares or other stock or securities with respect to which Purchase Rights may be granted to any eligible employee in any calendar year and (D) the number and class of Shares or other stock or securities which are subject to outstanding Purchase Rights granted under ESPP and the offering price therefor, if applicable.

Purchase Rights, Offering Periods and Purchase Dates. The ESPP operates by offering eligible employees the right to use accumulated payroll deductions to purchase Shares (a “Purchase Right”) through a series of successive or overlapping offering periods (each, an “Offering Period”). The maximum duration of an Offering Period under the ESPP is twenty-seven (27) months. The Committee may determine that there will be a single purchase date on the last day of an Offering Period or multiple purchase dates during an Offering Period.

Eligibility and Participation. The ESPP allows employees of the Company and its designated subsidiaries to participate who (i) do not, immediately after the Purchase Right is granted, own stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or a subsidiary or (ii) have been employed by the Company or a designated subsidiary for at least 12 consecutive months (or such lesser period of time as may be determined by the Plan Administrator). The Committee, however, may, from time to time prior to the first business day of the applicable Offering Period, determine (on a uniform and nondiscretionary basis or as otherwise permitted under applicable law) that eligible employees will (or will not) include (a) certain highly compensated employees or individuals who are officers or subject to the disclosure requirements of Section 16(a) of the Exchange Act; or (b) individuals whose customary employment is for less than 20 hours of service per week or five months per calendar year, provided that any of the foregoing exclusions must be applied with respect to each offering in an identical manner to all applicable employees of the Company or designated subsidiary whose employees are participating in that offering. The Plan Administrator may also exclude from any offering any employee of the Company or a designated subsidiary who is a citizen or resident of a foreign jurisdiction where the grant of an option pursuant to the offering is prohibited under the laws of that jurisdiction or compliance with the laws of that jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code.

In order to participate in the ESPP, an employee who is eligible at the beginning of an Offering Period must elect a percentage (not to exceed 15%) of compensation or fixed dollar amount of payroll deductions for each pay period ending during the Offering Period. We refer to employees who have enrolled in the ESPP as “ESPP Participants.” Notwithstanding anything to the contrary, ESPP Participants may not accrue the right to purchase stock under the ESPP (or any other tax-qualified stock purchase plan) with a fair market value exceeding $25,000 (determined in accordance with Section 423(b)(8) of the Code) in any calendar year, and reductions may be made by the Plan Administrator to an ESPP Participant’s payroll deduction election in order to comply with this limitation. An ESPP Participant’s accumulated payroll deductions will be used on each purchase date to buy whole Shares at the applicable offering price, provided that an ESPP Participant will not be permitted to purchase during each Offering Period more than 3,000 Shares (subject to adjustment due to a Change in Capitalization).

Once an eligible employee becomes an ESPP Participant, he or she will be deemed to continue participation in the ESPP until the earliest of (a) the termination of the ESPP, (b) the ESPP Participant’s withdrawal from the ESPP or (c) the ESPP Participant ceasing to be an eligible employee. An ESPP Participant may generally withdraw from the ESPP during an Offering Period, and his or her accumulated payroll deductions will be refunded and not used to purchase Shares. If an ESPP Participant’s employment is terminated for any reason or he or she is no longer an eligible employee, the ESPP Participant’s participation in the ESPP will cease and any payroll deductions that the ESPP Participant made for the Offering Period in which his or her participation ends will be refunded and will not be used to purchase Shares.

Offering Price. The offering price of the Shares acquired on each applicable purchase date will be established by the Committee but may not be less than 85% of the lower of (i) the closing price per Share on the first business day of the Offering Period and (ii) the closing price per Share on the purchase date. The closing price on any relevant date under the ESPP will be the closing price per Share on such date on the principal stock exchange on which the Shares are traded on such date.

Non-transferability. No Purchase Rights will be assignable or transferable by the ESPP Participant, except by will or the laws of inheritance following an ESPP Participant’s death.

Corporate Transaction. In the event of a Corporate Transaction the Committee shall have the option, in its discretion, to (A) cause each Purchase Right to be assumed or an equivalent purchase right substituted by the successor corporation of a parent or subsidiary of the successor corporation, (B) accelerate the next purchase date with respect to the Offering Period then in progress to any payroll date preceding the Corporate Transaction and promptly refund (without interest) any cash balance remaining in an ESPP Participant’s account to such ESPP Participant or (C) terminate the Offering Period then in progress immediately prior to the consummation of such Corporate Transaction and refund the entire cash balance of an ESPP Participant’s account to such ESPP Participant as soon as reasonably practicable.

Amendment and Termination. The board of directors shall have complete power and authority to terminate or amend the ESPP; provided, however, that the board of directors shall not, without the approval of the stockholders of the Company, (a) increase the aggregate number of Shares which may be issued under the ESPP (other than in connection with adjustments made in connection with an Adjustment Event (as defined in the ESPP) or (b) change the class of employees eligible to receive Purchase Rights under the ESPP; and provided, further, however, that no termination, modification or amendment of the ESPP may, without the consent of an ESPP Participant then having a Purchase Right under the ESPP, adversely affect the rights of such ESPP Participant under such Purchase Right. Notwithstanding the foregoing, the Company shall not be prohibited from terminating the ESPP at any time (including during an Offering Period) and applying the amounts theretofore withheld from an ESPP Participant to the purchase of Shares as if the termination date of the ESPP were a purchase date and promptly refunding (without interest) any cash balance remaining in such ESPP Participant’s account to the ESPP Participant.

Term. The ESPP will terminate upon the termination of the ESPP by the board of directors or, if earlier, when no more Shares are available for issuance under the ESPP.

Additional Narrative Disclosures

Retirement Benefit Programs

The Company maintains a tax-qualified defined contribution plan (the “401(k) plan”) that provides retirement benefits to employees, including matching contributions. The NEOs are eligible to participate in the 401(k) plan on the same terms as other participating employees.

Potential Payments upon Termination or Change in Control

Severance Under Employment Agreements

Pursuant to the terms of the Employment Agreements, each of Messrs. Peirez, Paglia and Walker is entitled to receive certain payments in connection with certain termination events.

Mr. Peirez

Pursuant to the terms of the Prior CEO Employment Agreement, in the event that Mr. Peirez’s employment is terminated by Sterling Infosystems without cause or by Mr. Peirez for good reason (each as defined in the Prior CEO Employment Agreement) during the employment term, Mr. Peirez is entitled to (i) continued payment of his annual base salary for 12 months post-termination, (ii) healthcare benefits (with Mr. Peirez retaining the responsibility for the employee portion of the premium) continuation for 12 months post-termination (or, if earlier, until Mr. Peirez is eligible to receive healthcare benefits from a subsequent employer), if and to the extent such coverage would not subject Sterling Infosystems or any of its affiliates or subsidiaries to any tax or other penalty under the Patient Protection and Affordable Care Act or other applicable law, (iii) any earned but unpaid annual bonus for the year prior to termination, and (iv) a pro-rated portion of the annual bonus for the year of termination, equal to the annual bonus paid for the prior year multiplied by a fraction, the numerator of which is the number of calendar days from January 1 of the year of termination until the termination date and the denominator of which is 365. In addition, if Mr. Peirez resigns for good reason as a result of his removal from the board of directors at any time while he is employed by the Company, then he will also be entitled to full vesting of any unvested portion of the nonqualified stock option to acquire 1,497,500 Shares granted to him in July 2018 in connection with his commencement of employment. It is expected that this option will become fully vested in connection with this offering as further described above under “—Narrative Disclosure to Summary Compensation Table—2015 LTIP—Option Agreement Amendments.” Payment and provision of the severance payments and benefits described above are subject to Mr. Peirez’s continued compliance with the restrictive covenants included in the Prior CEO Employment Agreement and his execution of a release of claims.

In connection with this offering, the Prior CEO Employment Agreement is being replaced by the A&R CEO Employment Agreement, which A&R CEO Employment Agreement provides that, in the event that Mr. Peirez’s employment is terminated by Sterling Infosystems without cause or by Mr. Peirez for good reason (each as defined in the A&R CEO Employment Agreement) during the employment term, subject to execution of a release of claims and continued compliance with the restrictive covenants in the A&R CEO Employment Agreement, Mr. Peirez is entitled to (i) payment of an amount equal to one and one-half times the sum of his then-current base salary plus target annual bonus opportunity for the year in which termination occurs, payable over 18 months, (ii) family healthcare benefits including, but not limited to, hospital, major medical, pharmaceutical, vision and dental benefits (paid for by Sterling Infosystems with Mr. Peirez retaining the responsibility for the employee portion of the premium) continuation for 18 months post-termination (or, if earlier, until Mr. Peirez is eligible to receive substantially equivalent healthcare benefits from a subsequent employer), if and to the extent such coverage would not subject Sterling Infosystems or any of its affiliates or subsidiaries to any tax or other penalty under The Patient Protection and Affordable Care Act or other applicable law (the “Benefit Continuation”), provided that if such coverage cannot be provided for any reason Sterling Infosystems will instead pay Mr. Peirez monthly during the Benefit Continuation period an amount equal to the amount Sterling Infosystems would have paid had the Benefit Continuation been provided for the family healthcare benefits in which Mr. Peirez was participating as of his termination date, (iii) the annual bonus for the calendar year preceding the year in which termination occurs, if and only to the extent earned based solely upon Sterling Infosystem’s performance criteria (with any personal performance criteria being deemed to be met at 100%) but unpaid as of the termination date, (iv) a prorated portion of the target annual bonus for the calendar year in which termination occurs, (or, in the event of a CIC Termination, the greater of his target annual bonus opportunity for such year and his average annual bonus paid over the preceding 2 completed years) (the “Pro Rata Bonus” and, together with the bonus described in subclause (iii) above, the “Accrued Bonuses”), and (v) accelerated vesting of equity incentive awards as described further below under “—Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control—Severance Under Employment Agreements—Executive Equity Incentive Awards.” For purposes of the foregoing, a “CIC Termination” means a termination without cause or resignation for good reason that occurs within 3 months prior to or 24 months following a Change in Control (as defined in the 2021 Equity Plan).

Pursuant to the A&R CEO Employment Agreement, upon a termination due to death or Disability (as defined in the A&R CEO Employment Agreement), Mr. Peirez (or his estate) will be entitled to the Benefit Continuation, Accrued Bonuses, and equity acceleration due in respect of a termination without cause that is not a CIC Termination.

Messrs. Paglia and Walker

Pursuant to the Paglia Offer Letter, if Mr. Paglia is terminated by Sterling Infosystems without cause (as defined in the Paglia Offer Letter), Mr. Paglia is entitled to base salary continuation for 12 months post-termination, subject to execution of a release of claims and continued adherence to all previous restrictive covenant commitments including, but not limited to, nondisclosure, noncompetition, and non-solicitation of clients and employees.

Pursuant to the CFO Severance Agreement, if Mr. Walker’s employment is terminated by Sterling Infosystems without cause or by Mr. Walker for good reason (each as defined in the CFO Severance Agreement), then subject to Mr. Walker’s execution of a release of claims and continued compliance with the restrictive covenants set forth in the CFO Severance Agreement, Mr. Walker is entitled to the following severance benefits (i) 12 months’ base salary continuation, (ii) healthcare benefits (with Mr. Walker retaining the responsibility for the employee portion of the premium) continuation for 12 months following his termination (or, if earlier, until Mr. Walker is eligible to receive healthcare benefits from a subsequent employer), if and to the extent such coverage would not subject Sterling Infosystems or any of its affiliates or subsidiaries to any tax or other penalty under the Patient Protection and Affordable Care Act or other applicable law, and (iii) any earned but unpaid annual bonus for the year prior to termination.

In connection with this offering, the severance entitlements under the Paglia Offer Letter and the CFO Offer Letter are being replaced pursuant to the terms of the Paglia Severance Agreement and CFO Severance Amendment, respectively, such that if the executive’s employment is terminated by Sterling Infosystems without cause or by the executive for good reason (each as defined in the Paglia Severance Agreement and CFO Severance Amendment, as applicable) during the employment term, subject to execution of a release of claims and continued compliance with any restrictive covenants to which the executive is bound, the executive will be entitled to (i) an amount equal to the executive’s annual base salary (plus, in the event of a CIC Termination, target annual bonus opportunity for the year of termination) payable over the 12 months following termination, (ii) healthcare benefits (with the executive retaining the responsibility for the employee portion of the premium) continuation for 12 months following his termination (or, if earlier, until the executive is eligible to receive healthcare benefits from a subsequent employer), if and to the extent such coverage would not subject Sterling Infosystems or any of its affiliates or subsidiaries to any tax or other penalty under the Patient Protection and Affordable Care Act or other applicable law, (iii) any earned but unpaid annual bonus for the year prior to termination, (iv) a pro-rated portion of the executive’s annual incentive bonus for the year in which termination occurs, equal to his target annual bonus opportunity for such year (or, in the event of a CIC Termination, the greater of his target annual bonus opportunity for such year and his average annual bonus paid over the preceding 2 completed years) multiplied by a fraction where the numerator is the number of calendar days from January 1 of such year through the termination date and the denominator is 365, and (v) accelerated vesting of equity incentive awards as described further below under “—Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control—Severance Under Employment Agreements—Executive Equity Incentive Awards.” For purposes of the foregoing, a “CIC Termination” has the same meaning as in the A&R CEO Employment Agreement, except that references to “cause” and “good reason” have the meanings provided in the Paglia Severance Agreement and CFO Severance Amendment, as applicable.

Executive Equity Incentive Awards

Pursuant to the A&R CEO Employment Agreement, Paglia Severance Agreement and CFO Severance Amendment, if the NEO experiences a termination of employment without cause or resignation for good reason (as defined in the respective agreement), then, (i) with respect to each nonqualified stock option and other equity incentive award of the Company then issued and outstanding to the NEO (each, an “Executive Equity Incentive Award”), the NEO will be entitled to accelerated vesting of the portion (if any) of such Equity Incentive Award scheduled to vest by its terms during the one year period following his termination date (subject, in the case of awards subject to performance-based vesting, to satisfaction of the applicable performance-vesting requirements (solely with respect to Company attainment, for Mr. Peirez) during such one year period), provided that solely with respect to each IPO Bonus Grant, if the termination occurs within one year following the applicable date of grant, the NEO will vest in a pro rata portion of such IPO Bonus Grant equal to the portion scheduled to vest by its terms on the second anniversary of the date of grant multiplied by a fraction, with a numerator equal to the sum of the number of completed months worked from the date of grant through the termination date plus 12 and a denominator of 24 and (ii) if such termination occurs within 3 months prior to or 24 months following a Change in Control (as defined in the 2021 Equity Plan), all of the Executive Equity Incentive Awards shall fully vest (subject, in the case of awards subject to performance-based vesting, to actual performance attainment through the termination date (solely with respect to Company attainment, for Mr. Peirez), as determined in good faith by our board of directors in its sole discretion). The A&R CEO Employment Agreement further provides that, in certain circumstances, if Mr. Peirez’s employment is terminated in connection with his willful and material violation of a material Sterling Infosystems policy, Mr. Peirez will not be entitled to accelerated vesting of his Executive Equity Incentive Awards, even if his termination is treated as a termination without cause.

Non-Employee Director Compensation Table

The following table summarizes the compensation of the non-employee directors who served on our board of directors during the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)(4)	Total ($)
Michael Grebe	55,000	57,826	112,826
William Chen(1)	—	—	—
Christopher Crampton(1)	—	—	—
William Greenblatt(1)(5)	—	—	—
Mark Jennings	50,000	57,826	107,826
Adrian Jones(1)	—	—	—
Mohit Kapoor	54,484	—	54,484
Jill Larsen	42,170	191,670	233,840
L. Frederick Sutherland	60,000	57,826	117,826

(1)

Mr. Chen, Mr. Crampton, Mr. Greenblatt and Mr. Jones served on the board of directors but did not receive any compensation for their services on the board of directors for the fiscal year ended December 31, 2020.

(2)

Each of Mr. Grebe, Mr. Jennings, Mr. Kapoor and Ms. Larsen elected to forego a portion of their cash compensation in exchange for Shares. The number of Shares received by those directors was Mr. Grebe 2,840 Shares, Mr. Jennings 2,581 Shares, Mr. Kapoor 2,840 Shares and Ms. Larsen 2,581 Shares.

(3)

The amounts included in the “Option Awards” column represent the aggregate grant date fair value of options granted and the incremental fair market value associated with the modification of option grants effected in 2020, valued in accordance with ASC 718. Details and assumptions used in calculating these values are described in “Note 11—Stock-Based Compensation” of our consolidated financial statements included elsewhere in this prospectus.

(4)

As of December 31, 2020, Mr. Grebe held outstanding options to purchase 97,061 Shares, Mr. Greenblatt held outstanding options to purchase 1,607,716 Shares, Mr. Jennings held outstanding options to purchase 97,061 Shares, Mr. Kapoor held outstanding options to purchase

73,101 Shares, Ms. Larsen held outstanding options to purchase 73,101 Shares and Mr. Sutherland held outstanding options to purchase 97,061 Shares. It is expected that all of these options will become fully vested in connection with this offering as further described above under “—Narrative Disclosure to Summary Compensation Table—2015 LTIP—Option Agreement Amendments.”
(5)	Mr. Greenblatt is expected to resign from the board of directors immediately following this offering.

We reimburse reasonable expenses incurred by our non-employee directors in connection with attendance at board or committee meetings.

Effective upon the completion of this offering, we expect to adopt an annual compensation policy covering each of our non-employee directors. Under this policy, each of our non-employee directors (excluding those employed by Goldman Sachs) will receive an annual cash retainer of $50,000 (which may be taken in the form of equity), and an annual equity award consisting of restricted stock having a grant date fair value of $200,000, as determined in good faith by our board of directors, with a one-year vesting period. Our non-executive chair will receive an additional $35,000 annual retainer, which may be taken in the form of cash or equity. Excluding non-employee directors employed by Goldman Sachs, our audit committee chair and audit committee members will also receive an additional retainer of $20,000 and $10,000, respectively; our compensation committee chair and compensation committee members will also receive an additional retainer of $15,000 and $7,500, respectively and our nominating and corporate governance committee chair and nominating and corporate governance committee members will receive an additional retainer of $10,000 and $5,000 respectively.

In connection with this offering, we expect to grant to each of our non-employee directors (excluding those employed by Goldman Sachs) IPO Bonus Options (as further described above under“ —2021 Equity Plan Awards—Special IPO Transaction Bonus Grants”) having a grant date fair value of $250,000, as determined in good faith by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 31, 2021 after giving effect to the split of our common stock and as adjusted to reflect our issuance of 4,760,000 shares of common stock in this offering and the sale of common stock offered by the selling stockholders in this offering by:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock,

•	each of our directors, director nominee and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, held by such person that have vested or will vest within 60 days of the date of this prospectus are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The table below assumes that all outstanding options under the 2015 Long-Term Equity Incentive Plan will vest 100% on this offering, but excludes any shares issuable in connection with the IPO Bonus Grants.

Unless otherwise indicated, the address of all listed stockholders is c/o Sterling Check Corp., Attention: Secretary, 1 State Street Plaza, 24th Floor, New York, New York 10004. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

			Number of shares being offered in this offering	Number of shares being offered pursuant to underwriters’ option	Shares beneficially owned after this offering
	Shares of common stock beneficially owned prior to this offering				Assuming the underwriters’ option is not exercised		Assuming the underwriters’ option is exercised in full
Name of beneficial owner	Number of shares	Percentage			Number of shares	Percentage	Number of shares	Percentage
5% Stockholders
Entities affiliated with Goldman Sachs(1)	69,556,650	78.0%	7,627,665	1,971,523	61,928,985	65.9%	59,957,462	63.8%
The Greenblatt Trusts(2)	12,302,061	13.8%	1,230,205	—	11,071,856	11.8%	11,071,856	11.8%
Named Executive Officers, Directors and Director Nominee
Joshua Peirez(3)	2,571,485	2.8%	—	—	2,571,485	2.7%	2,571,485	2.7%
Lou Paglia(4)	778,655	*	—	—	778,655	*	778,655	*
Peter Walker(5)	791,092	*	—	—	791,092	*	791,092	*
Michael Grebe(6)	165,485	*	—	—	165,485	*	165,485	*
William Greenblatt(7)	1,608,945	1.8%	—	—	1,608,945	1.7%	1,608,945	1.7%
William Chen(1)	—	*	—	—	—	—	—	—
Christopher Crampton(1)	—	*	—	—	—	—	—	—
Mark Jennings(8)	227,809	*	—	—	227,809	*	227,809	*
Adrian Jones(1)	—	*	—	—	—	—	—	—
Mohit Kapoor(9)	107,440	*	—	—	107,440	*	107,440	*
Jill Larsen(10)	111,828	*	—	—	111,828	*	111,828	*
Arthur J. Rubado III(11)	—	—	—	—	—	—	—	—
Lewis Frederick Sutherland(12)	516,365	*	—	—	516,365	*	516,365	*
All executive officers and directors as a group (15 persons)(13)	7,494,299	7.8%	—	—	7,494,299	7.5%	7,494,299	7.5%
Other Selling Stockholders
P3-PE, LLC(14)	3,727,111	4.2%	408,719	105,642	3,318,392	3.5%	3,212,750	3.4%
Clare Hart(15)	503,451	*	55,209	14,270	448,242	*	433,972	*
Alla Schay(16)	473,924	*	51,971	13,433	421,953	*	408,520	*
Rasta Baby Family Trust(17)	260,945	*	28,616	7,396	232,329	*	224,933	*
Daniel O’Brien(18)	179,887	*	19,727	5,099	160,160	*	155,062	*
Vikas Vig	166,702	*	18,281	4,725	148,421	*	143,696	*
All other selling stockholders as a group holding less than 1% of outstanding shares in aggregate(19)	806,885	*	84,608	20,663	722,278	*	701,615	*

*	Less than 1%.
(1)

Consists of (i) 23,571,728 shares held by Broad Street Principal Investments, L.L.C. and (ii) 45,984,922 shares held by Checkers Control Partnership, L.P. (together, the “GS Entities”). Goldman Sachs & Co. LLC is a wholly owned subsidiary of The Goldman Sachs Group, Inc. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager, as applicable, of the GS Entities. Each of Adrian Jones, Christopher Crampton and William Chen is a managing director of Goldman Sachs and may be deemed to have beneficial ownership of the shares held by the GS Entities. Each of Goldman Sachs & Co. LLC, The Goldman Sachs Group, Inc. and Messrs. Jones, Crampton and Chen disclaim beneficial ownership of the equity interests and the shares described above held directly or indirectly by the GS Entities, except to the extent of their pecuniary interest therein, if any. The address of each of the GS Entities, Goldman Sachs & Co. LLC, The Goldman Sachs Group, Inc. and Messrs. Jones, Crampton and Chen is 200 West Street, New York, NY 10282. CDPQ is a limited partner in Checkers Control Partnership, L.P. and owns its equity interest in us indirectly through this limited partnership, which is controlled by The Goldman Sachs Group, Inc.

(2)

Consists of 4,100,687 shares held by The Brandon T. Greenblatt 2015 Trust, 4,100,687 shares held by The Maggie S. Greenblatt 2015 Trust and 4,100,687 shares held by The Steven J. Greenblatt 2015 Trust (collectively, the “Greenblatt Trusts”), which are trusts for the benefit of the children of William Greenblatt, our director, founder and former Chief Executive Officer.

Mr. Greenblatt is expected to resign from our board of directors immediately following this offering. Ross Cummings, as the trustee of each of the Greenblatt Trusts, has the sole power to vote and invest the shares, but disclaims beneficial ownership of such shares.
(3)

Includes 2,380,426 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(4)

Includes 696,036 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(5)

Includes 718,800 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(6)

Includes 97,065 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(7)

Includes 1,607,716 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021. Mr. Greenblatt is expected to resign from our board of directors immediately following this offering.

(8)

Includes 97,065 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(9)

Includes 73,102 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(10)

Includes 73,102 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(11)	Mr. Rubado is a managing director of CDPQ and is affiliated with our Sponsor.
(12)

Includes 97,065 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(13)

Includes 6,366,563 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021.

(14)

Each of Jon Hemingway, Ralph Hemingway and Frederick Smith is a director of Progeny 3, Inc., the managing member of P3-PE, LLC, and may be deemed to have beneficial ownership of the shares held by P3-PE, LLC. Mr. Ralph Hemingway and Mr. Frederick Smith disclaim beneficial ownership of the equity interests and the shares described above held by P3-PE, LLC, except to the extent of their pecuniary interest therein, if any. The address of P3-PE, LLC is 601 Union Street, Suite 3920, Seattle, Washington 98101.

(15)	Ms. Hart is an officer of one of the Company’s clients.
(16)

Includes 348,533 shares of common stock issuable upon exercise of options that will become exercisable in connection with this offering and have vested or will vest within 60 days after August 31, 2021. Ms. Schay is an employee of the Company.

(17)

Consists of shares held by Rasta Baby Pty Limited ACN 133546782, as Trustee for the Rasta Baby Family Trust. Mr. Nicholas Roberts and Ms. Linda Roberts, as co-trustees of the Rasta Baby Family Trust, have joint power to vote and invest the shares, but disclaim beneficial ownership of such shares. The address of the Rasta Baby Family Trust is c/o William Buck, L29, 66 Goulburn Street, Sydney, NSW, 2000, Australia.

(18)	Mr. O’Brien is an officer of one of the Company’s clients.

(19)

Represents shares held by all other selling stockholders not listed above who, in the aggregate, beneficially own less than 1% of our common stock outstanding prior to this offering, and includes 118,751 shares of common stock issuable upon exercise of options held by certain of such selling stockholders that have vested or are expected to vest within 60 days after August 31, 2021. Includes shares held by employees and former employees of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2018 to which we were a party in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Promissory Notes

During 2020, certain of our employees and officers, including each of the executive officers named below acquired shares of common stock in exchange for promissory notes bearing interest at the mid-term applicable federal rate for November 2020 and maturing on December 31, 2027 or upon the earlier termination of employment. The issuance dates of the promissory notes issued to executive officers, their initial principal amounts, and the remaining principal amounts outstanding, including accrued and unpaid interest, as of June 30, 2021, are listed below.

Name	Position	Issuance Date	Principal Amount	Amount Outstanding
Joshua Peirez	Chief Executive Officer and Director	December 1, 2020	$850,000	$851,934
Lou Paglia	President and Chief Operating Officer	December 1, 2020	$450,000	$451,024
Peter Walker	Executive Vice President and Chief Financial Officer	December 1, 2020	$450,000	$451,024
Steven Barnett	Executive Vice President, Secretary and Chief Legal & Risk Officer	December 1, 2020	$453,816	$454,848

Section 402 of the Sarbanes-Oxley Act prohibits an issuer from extending credit in the form of a personal loan to an executive officer or director. On August 16, 2021, pursuant to the terms of the promissory notes, the principal amount of each of the loans to our executive officers and other employees and officers was forgiven. See “Executive Compensation—Summary Compensation Table—Narrative Disclosure to Summary Compensation Table—Promissory Notes.”

Management Services

Pursuant to the terms of the Fourth Amended and Restated Management Services Agreement dated December 3, 2019, we agreed to pay $1.1 million annually to William Greenblatt, our former Chief Executive Officer, for a term beginning January 1, 2016 and ending on June 18, 2025, and to pay an aggregate of $1.0 million annually to Goldman Sachs & Co. LLC and Mr. Greenblatt for a term of ten years ending June 18, 2025, based upon their respective ownership interests. From April 1, 2018 to December 31, 2020, the parties agreed that such fee would be paid 100% to Mr. Greenblatt. Pursuant to these arrangements, (i) we paid Mr. Greenblatt approximately $1,627,000, $2,052,000 and $2,052,000 in the years ended December 31, 2018, 2019 and 2020, respectively, and approximately $75,000 in the six months ended June 30, 2021, for management services rendered and (ii) we paid Goldman Sachs & Co. LLC approximately $425,000, $0, and $0 in the years ended December 31, 2018, 2019 and 2020, respectively, and approximately $425,000 in the six months ended June 30, 2021, for management services rendered. In connection with this offering, the Fourth Amended and Restated Management Services Agreement will be terminated pursuant to the terms thereof, resulting in payment of $7,611,000 in management fees that would have accrued during the term of the agreement.

Sales of Products and Services

The Goldman Sachs Group, Inc. and some of its affiliates, each an affiliate of our Sponsor, are clients of ours and paid approximately $347,000, $337,000 and $2.1 million in the years ended December 31, 2018, 2019 and 2020, respectively, and approximately $3.5 million in the six months ended June 30, 2021, for certain of our products and services.

Field Control Analytics, an affiliate of the Greenblatt Trusts, which are trusts for the benefit of Mr. Greenblatt’s children and collectively own more than 5% of our common stock, is a client of ours and paid approximately $0, $0, and $220,000 for certain of our products and services in the years ended December 31, 2018, 2019 and 2020, respectively, and approximately $223,000 for certain of our products and services in the six months ended June 30, 2021.

Board of Directors

Upon the completion of this offering, our board of directors will consist of ten members, which includes Messrs. Chen, Crampton, Jones and Rubado who are affiliated with our Sponsor.

Related Party Transactions Entered Into in Connection With This Offering

Stockholders’ Agreement

In connection with this offering we intend to enter into an amended and restated stockholders’ agreement with the Sponsor and certain other stockholders setting forth certain demand and piggyback registration rights.

Subject to certain restrictions, at any time after the expiration of any period during which the lead managing underwriter in this offering has prohibited us from effecting any other public sale or distribution of securities (but in no event more than 180 days after the effective date of the registration statement of which this prospectus forms a part), (i) our Sponsor may request that we register for sale under the Securities Act all or a portion of the common stock held by our Sponsor and (ii) William Greenblatt may request that we register for sale under the Securities Act all or a portion of the common stock held by himself and the Greenblatt Trusts. We may postpone effecting the registration requested by our Sponsor or Mr. Greenblatt if, in the reasonable judgment of our board of directors, such registration would materially adversely affect or materially interfere with a bona fide material financing or any material transaction under our consideration or such postponement is necessary in order to avoid premature disclosure of a matter our board of directors has determined would not be in our best interest to disclose at such time because its disclosure would materially adversely affect us. We are not obligated to file a registration statement pursuant to these demand provisions on more than five occasions for our Sponsor or more than two occasions for Mr. Greenblatt.

In addition, if at any time we register any shares of our common stock (other than pursuant to registrations on Form S-4 or Form S-8), stockholders party to our amended and restated stockholders’ agreement are entitled, subject to certain exceptions, to receive notice at least 30 days prior to the filing of the registration statement (or 15 days if the registration will be on Form S-3 and a shorter period of time is required because of a planned filing date), and to include all or a portion of their common stock in the registration.

In the event that any registration in which the holders of registrable shares participate pursuant to our amended and restated stockholders’ agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited.

We will pay all registration and filing fees and other expenses, including, among other things, reasonable fees and expenses of one counsel for all selling stockholders, related to any demand or piggyback registration. The amended and restated stockholders’ agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify any selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

A particular stockholder’s shares shall no longer be considered registrable shares to which demand and piggyback registration rights apply (i) when such shares have been disposed of under an effective registration statement, (ii) when such shares are sold under circumstances in which all applicable conditions of Rule 144 of the Securities Act are met, or (iii) when such shares cease to be outstanding. The amended and restated stockholders’ agreement does not provide for any cash penalties or other penalties associated with any delays in registering any shares.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the audit committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arm’s-length transaction with an unrelated third party and that the audit committee determines are not inconsistent with the best interests of the Company. In particular, our policy with respect to related party transactions will require our audit committee to consider the benefits to the Company, the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship, the availability of other sources for comparable products or services, the terms of the transaction and the terms available to unrelated third parties or to employees generally. A “related party” is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus forms a part, and are available electronically on the website of the SEC at www.sec.gov.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which the board of directors may establish from time to time. Upon completion of this offering, there will be outstanding 93,963,234 shares of common stock (excluding shares of our common stock issuable upon exercise of outstanding stock options) and no outstanding shares of preferred stock. As of June 30, 2021, we had 72 stockholders of record.

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. In this “Description of Capital Stock,” “we,” “us,” “our” and “our Company” refer to Sterling Check Corp. (formerly Sterling Ultimate Parent Corp.) and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Following the consummation of this offering, we expect that our Sponsor will continue to control a majority of the voting power of our outstanding common stock. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of the directors. Holders of common stock are entitled to be paid ratably any dividends as may be declared by our board of directors (in its sole discretion), subject to any preferential dividend rights of outstanding preferred stock (if any).

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive ratably, in proportion to the number of shares held by them, the assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights (if any) of any outstanding preferred stock. Holders of our common stock have no preemptive or other rights to subscribe for additional shares. The shares of our outstanding common stock are not subject to further calls or assessments by us. There are no conversion or redemption rights or sinking fund provisions applicable to the shares of our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our preferred stock, if issued, would have priority over our common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. To the extent permitted by law or by any stock exchange on which our common stock may be listed, our board of directors will have the authority, without further stockholder authorization, to issue from time to time shares of authorized preferred stock in one or more series and to fix the terms, powers (including voting powers), rights, preferences and variations and the restrictions and limitations thereof of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in certain cases, be broader than the specific indemnification provisions contained under Delaware law.

In addition, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our amended and restated certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Delaware law contains, and, upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws will divide our board of directors into three classes with staggered three-year terms. In addition, a director will be subject to removal by our stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of all of our then outstanding common stock if our Sponsor ceases to own 50% or more of the voting power of our common stock. Any vacancy on our board of directors, including a vacancy resulting from an increase in the number of directors, will be filled by vote of a majority of our directors then in office (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the stockholders’ agreement). Furthermore, our amended and restated certificate of incorporation will provide that the total number of directors may be changed only by the resolution of our board of directors (subject to the rights of holders of any series of preferred stock to elect additional directors). The classification of our board of directors and the limitations on the removal of directors, changes to the total number of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent if our Sponsor ceases to own 50% or more of the voting power of our common stock. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board or our board of directors if our Sponsor ceases to own 50% or more of the voting power of our common stock.

Advance Notice Requirements for Stockholder Proposals

Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Section 203 of the Delaware General Corporation Law

While we expect to opt out of Section 203 of the DGCL, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to that time, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction provided for or through our Company resulting in a financial benefit to the interested stockholder.

Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock and the affiliates and associates of such person. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who qualifies as an “interested stockholder” to effect certain business combinations with our Company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors in order to avoid the stockholder approval requirement if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that certain our Sponsor, its affiliates and any of its direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Amendments to Our Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares present at any meeting and entitled to vote on a matter is required to amend a corporation’s bylaws, unless a corporation’s bylaws require a greater percentage. Effective upon the completion of this offering, our amended and restated bylaws may be amended or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, if our Sponsor ceases to own 50% or more of the voting power of our common stock.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of us to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any expectancy in or right to be offered an opportunity to participate in certain transactions or matters that may be investment, corporate or business opportunities and that are presented to a corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by Delaware law, neither (1) Broad Street Principal Investments, L.L.C., any of its directors, principals, officers, employees or other representatives that may serve as our directors, officers or agents, and each of their affiliates (each, a “Excluded Sponsor Party”) nor (2) any of our directors (other than any Excluded Sponsor Party) who are not Sterling officers or employees, and each of their affiliates (each, an “Excluded Director”), shall have any duty to refrain from (a) directly or indirectly engaging in any opportunity in which we, directly or indirectly, could have an interest or expectancy or (b) otherwise competing with us. Our amended and restated certificate of incorporation will also renounce, to the fullest extent permitted by Delaware law, any interest or expectancy that we have in any opportunity in which any Excluded Sponsor Party or Excluded Director engages, even if the opportunity is one in which we, directly or indirectly, could have had an interest or expectancy. To the fullest extent permitted by Delaware law, in the event that any Excluded Sponsor Party or Excluded Director acquires knowledge of an opportunity that may be an opportunity for itself, himself or herself and for us, such party shall have no duty to communicate or present such opportunity to us and shall not be liable to us or any of our stockholders for breach of any fiduciary duty as our stockholder, director or officer solely for having pursued or acquired such opportunity or for offering or directing such opportunity to another person. Notwithstanding the foregoing, our amended and restated certificate of incorporation does not renounce any interest in any opportunity that is expressly offered to any Excluded Director solely in his or her capacity as one of our directors. To the fullest extent permitted by Delaware law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our common stock on Nasdaq under the symbol “STER.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market (including securities convertible into or redeemable, exchangeable or exercisable for shares of common stock), or the perception that such sales may occur, after this offering could adversely affect the prevailing market price of our common stock.

Furthermore, because 100% of our common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable or exercisable for shares of our common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we expect to have outstanding an aggregate of 93,963,234 shares of our common stock, assuming no exercise of outstanding options. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional 79,678,234 shares of common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of common stock) will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

Lock-up Agreements

In connection with this offering, we, our directors and executive officers and stockholders currently representing 100% of the other outstanding shares of our common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of our common stock) will agree with the underwriters to enter into lock-up agreements described in “Underwriting (Conflicts of Interest),” pursuant to which shares of our common stock outstanding after this offering (including securities convertible into or redeemable, exchangeable or exercisable for shares of our common stock) will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC.

Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of our common stock or securities convertible into or redeemable, exchangeable or exercisable for shares of our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 939,632 shares immediately after completion of this offering; or

•	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover 20,866,808 shares of our common stock. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates, the lock-up agreements described above and the transfer restrictions described under “Executive Compensation—Summary Compensation Table—Narrative Disclosure to Summary Compensation Table—2015 LTIP—Option Agreement Amendments.”

Registration Rights

We also intend to enter into an amended and restated stockholders’ agreement with our Sponsor and certain other stockholders setting forth certain demand and piggyback registration rights. See “Certain Relationships and Related Party Transactions—Related Party Transactions Entered Into in Connection With This Offering—Stockholders’ Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income or the alternative minimum tax, or the consequences to persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or certain electing traders in securities that mark their securities positions to market for tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“qualified foreign pension funds” (within the meaning of Section 897(I)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds);

•	a person that any time owns, directly, indirectly or constructively, 5% or more of our outstanding capital stock; and

•	tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions not treated as dividends for U.S. federal income tax purposes will first constitute non-taxable returns of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amounts will be treated as capital gains, as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to furnish to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for such lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption for effectively connected dividends, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax as if the Non-U.S. Holder were a United States person (as defined in the Code). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act (as defined below), a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax as if the Non-U.S. Holder were a United States person (as defined in the Code). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other disposition of our common stock, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs, and such Non-U.S. Holder has owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition and (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock generally will be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of common stock which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of our common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” (as defined in the Code) or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.
Nomura Securities International, Inc.
Stifel, Nicolaus & Company, Incorporated
ING Financial Markets LLC
R. Seelaus & Co., LLC

Total	14,285,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriters may offer and sell the shares through certain of their affiliates or other registered broker-dealers or selling agents.

The underwriters have an option to buy up to an additional 2,142,750 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,142,750 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers

may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of all of the Company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions described below, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The restrictions described in the paragraph above relating to us do not apply, subject in certain cases to various conditions (including the transfer of the lockup restrictions), to our entry into agreements providing for the issuance of common stock or such other securities in connection with certain acquisitions, assumed employee benefit plans, joint ventures, commercial relationships or other strategic transactions, and the issuance of securities pursuant to such agreements, provided that the aggregate number of shares that may be sold or issued pursuant to this paragraph shall not exceed 10% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering.

The restrictions described in the paragraph above relating to the officers, directors and holders of all of the Company’s common stock do not apply, subject in certain cases to various conditions (including no filing requirements and the transfer of the lockup restrictions), to:

•

transfers (A) as a bona fide gift or gifts, or as charitable contributions, (B) to a trust for the benefit of the holder or the immediate family thereof, (C) to an immediate family member or dependent or to certain entities controlled by a holder or immediate family member, (D) by will, intestacy or “living trust” or (E) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the foregoing clauses (A) through (D);

•	transfers pursuant to an order of a court or regulatory agency or by operation of law, such as pursuant to a domestic relations order, divorce settlement, divorce decree or separation agreement;

•

transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction or series of related transactions approved by our board of directors, the result of which is that any person or group of persons, other than us or our subsidiaries, becomes the beneficial owner of 50% or more of the total voting power of our voting capital stock (or of the surviving entity), provided that if such transaction is not completed, such securities shall remain subject to the restrictions set forth in the lock-up agreement;

•

transfers to us (a) for the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for the payment of tax withholdings due as a result of the exercise of an option to purchase shares or the vesting or restricted stock or restricted stock units, in each case so long as such option, restricted stock or restricted stock unit was granted pursuant to any employee benefit plans or arrangements described in this prospectus;

•	transfers to us in connection with the death, disability or termination of employment of the holder;

•	in transactions relating to shares of common stock acquired in open market transactions after the completion of this offering;

•

transfers as a pledge, hypothecation or other granting of a security interest in shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such common stock or such securities; or

•	the sale of common stock to the underwriters in this offering.

The lock-up agreements described above permit the establishment of written trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer of common stock, provided that no sale shall occur under such plan and no filing under the Exchange Act or any other public filing or disclosure of such plan shall be made by any person during the lock-up period unless such filing, announcement or other disclosure includes a statement to the effect that no transfer of common stock may be made under the plan during the lock-up period.

Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on Nasdaq under the symbol “STER.”

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $8.2 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. The Company has also agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000.

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Further, certain of the underwriters and/or their respective affiliates are lenders of the Term loan and, as a result, will receive a portion of the net proceeds from this offering that we intend to allocate to the repayment of such borrowings, on a pro rata basis across all applicable lenders thereunder. See “Use of Proceeds.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Some of the Sponsor entities are affiliates of Goldman Sachs & Co. LLC, an underwriter of this offering, beneficially own 78% of our outstanding capital stock prior to the consummation of this offering and will be selling stockholders in this offering and, as such, will receive in excess of 5% of the net proceeds of this offering. Therefore, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with the applicable provisions of FINRA Rule 5121. FINRA Rule 5121 prohibits Goldman Sachs & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC is assuming the responsibilities of acting as the “qualified independent underwriter” in this offering and is undertaking the legal responsibilities and liabilities of an underwriter under the Securities Act, which specifically include those inherent in Section 11 of the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors”, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients”, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the

SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated shares market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2020 and December 31, 2019 and for each of the two years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with this offering, PwC completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and the Public Company Accounting Oversight Board (“PCAOB”) (United States) independence rules for an audit period commencing January 1, 2019. Relationships, as described below, were found to exist within the audit period, which are not in accordance with the auditor independence standards of Regulation S-X and the PCAOB and are described below:

•	From October 14, 2020 to October 28, 2020, a PwC covered person who was not involved in the audit of the Company, held an impermissible financial interest in an affiliate of the Company.

•

From May 10, 2021 to May 21, 2021, a PwC covered person, who was a member of the audit engagement team for the Company, provided audit services to the Company and held an impermissible financial interest in an affiliate of the Company from May 21, 2021 to May 24, 2021.

PwC provided an overview of the facts and circumstances surrounding the relationships to our audit committee and management, including the entities involved, the nature of the relationships and other relevant factors. Considering the facts presented, our audit committee and PwC have concluded that the relationships would not impair PwC’s application of objective and impartial judgment on any matters encompassed within the audit engagement performed by PwC for our consolidated financial statements for each of the two years in the period ended December 31, 2020, and that no reasonable investor would conclude otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock offered hereby, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

Sterling Check Corp.

Attention: Secretary

1 State Street Plaza

24th Floor

New York, New York 10004

1 (800) 853-3228

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sterling Check Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sterling Check Corp. (formerly known as Sterling Ultimate Parent Corp.) and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of stockholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 8, 2021, except for the corporate technology and production systems information discussed in Note 2 and the effects of the stock split discussed in Note 18 to the consolidated financial statements, as to which the date is September 13, 2021

We have served as the Company’s auditor since 2010.

STERLING CHECK CORP.

CONSOLIDATED BALANCE SHEETS

December 31, 2019 and 2020

(in thousands, except share amounts)	December 31, 2019	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,299	$66,633
Accounts receivable, net	80,553	80,381
Insurance receivable	15,000	750
Prepaid expenses	5,909	7,273
Other current assets	11,366	7,845

Total current assets	163,127	162,882

Property and equipment, net	20,281	14,130
Goodwill	830,252	831,800
Intangible assets, net	370,164	300,544
Other noncurrent assets, net	6,925	6,762

TOTAL ASSETS	$1,390,749	$1,316,118

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$17,913	$14,708
Litigation settlement obligation	15,000	750
Accrued expenses	42,298	35,899
Current portion of long-term debt	6,461	13,147
Other current liabilities	10,484	21,488

Total current liabilities	92,156	85,992
Long-term debt, net	613,096	602,306
Deferred income taxes	46,160	29,400
Other liabilities	12,226	15,236

Total liabilities	763,638	732,934

COMMITMENTS AND CONTINGENCIES (NOTE 10)
STOCKHOLDERS’ EQUITY:
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 88,188,374 and 88,554,962 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1
Additional paid-in capital	764,769	770,714
Common stock held in treasury (107,820 shares in 2019 and 2020)	(897)	(897)
Accumulated deficit	(135,398)	(187,691)
Accumulated other comprehensive (loss) income	(1,364)	1,057

Total stockholders’ equity	627,111	583,184

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,390,749	$1,316,118

The accompanying notes are an integral part of these consolidated financial statements.

STERLING CHECK CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years Ended December 31, 2019 and 2020

(in thousands, except share and per share data)	December 31, 2019	December 31, 2020
REVENUES	$497,116	$454,053
OPERATING EXPENSES:
Cost of revenues (exclusive of depreciation and amortization below)	221,347	217,310
Corporate technology and production systems	44,923	44,296
Selling, general and administrative	147,198	122,554
Depreciation and amortization	93,802	91,199
Impairments of long-lived assets	3,220	1,797

Total operating expenses	510,490	477,156

OPERATING LOSS	(13,374)	(23,103)

OTHER EXPENSE (INCOME):
Interest expense, net	39,316	32,947
Loss on interest rate swap	7,324	9,451
Other income	(1,529)	(1,646)

Total other expense, net	45,111	40,752

LOSS BEFORE INCOME TAXES	(58,485)	(63,855)
Income tax benefit	(11,803)	(11,562)

NET LOSS	$(46,682)	$(52,293)

Unrealized gain on hedged transactions, net of tax	9	638
Foreign currency translation adjustments, net of tax	797	1,783

Total other comprehensive income	806	2,421

COMPREHENSIVE LOSS	$(45,876)	$(49,872)

Net loss per share attributable to stockholders, basic and diluted	$(0.53)	$(0.59)
Weighted average number of shares outstanding—basic and diluted	88,154,830	88,345,312

The accompanying notes are an integral part of these consolidated financial statements.

STERLING CHECK CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2019 and 2020

(in thousands, except share amounts)	Shares Outstanding	Par Value	Additional Paid-in Capital	Common Stock Held in Treasury	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
BALANCE as of December 31, 2018	88,074,564	$1	$763,136	$(897)	$(94,204)	$(2,170)	$665,866
Cumulative adjustment from change in accounting principle related to ASC 606 (Note 2)	—	—	—	—	5,488	—	5,488
Common stock issued for exercise of employee-based stock options	113,810	—	130	—	—	—	130
Stock-based compensation	—	—	1,503	—	—	—	1,503
Net loss	—	—	—	—	(46,682)	—	(46,682)
Unrealized gain on hedged transactions, net of tax of $0	—	—	—	—	—	9	9
Foreign currency translation adjustment, net of tax of $41	—	—	—	—	—	797	797

BALANCE as of December 31, 2019	88,188,374	1	764,769	(897)	(135,398)	(1,364)	627,111
Common stock issued for exercise of employee-based stock options	143,760	—	1,200	—	—	—	1,200
Issuance of common stock	222,828	—	2,050	—	—	—	2,050
Stock-based compensation	—	—	2,695	—	—	—	2,695
Net loss	—	—	—	—	(52,293)	—	(52,293)
Unrealized gain on hedged transactions, net of tax of $273	—	—	—	—	—	638	638
Foreign currency translation adjustment, net of tax of $90	—	—	—	—	—	1,783	1,783

BALANCE as of December 31, 2020	88,554,962	$1	$770,714	$(897)	$(187,691)	$1,057	$583,184

The accompanying notes are an integral part of these consolidated financial statements.

STERLING CHECK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2019 and 2020

(in thousands)	December 31, 2019	December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(46,682)	$(52,293)
Adjustments to reconcile net loss to net cash provided by operations
Depreciation and amortization	93,802	91,199
Deferred income taxes	(18,133)	(16,952)
Stock-based compensation	1,503	3,465
Impairments of long-lived assets	3,220	1,797
Provision for bad debts	709	432
Amortization of financing fees	497	497
Amortization of debt discount	2,375	2,357
Deferred rent	(529)	(827)
Unrealized translation loss (gain) on investment in foreign subsidiaries	14	(597)
Changes in fair value of derivatives	11,142	5,751
Changes in operating assets and liabilities
Accounts receivable	(11,595)	165
Insurance receivable	(15,000)	14,250
Prepaid expenses	13,640	(1,245)
Other assets	(7,881)	797
Accounts payable	(2,042)	(3,470)
Litigation settlement obligation	15,000	(14,250)
Accrued expenses	3,419	(6,396)
Other liabilities	(7,255)	11,505

Net cash provided by operating activities	36,204	36,185

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(5,265)	(2,317)
Purchases of intangible assets and capitalized software	(26,618)	(14,185)
Investment in minority interest	(2,000)	—
Proceeds from disposition of property and equipment	14	236

Net cash used in investing activities	(33,869)	(16,266)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	130	3,250
Payments of long-term debt	(6,461)	(6,461)
Repayments of revolving credit facility	—	(83,800)
Borrowings on revolving credit facility	—	83,800
Payment of contingent consideration for acquisition	(1,530)	—
Payments on equipment capital lease obligations	(12)	(7)

Net cash used in financing activities	(7,873)	(3,218)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	427	(367)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,111)	16,334
CASH AND CASH EQUIVALENTS
Beginning of period	55,410	50,299

Cash and cash equivalents at end of period	$50,299	$66,633

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands)	December 31, 2019	December 31, 2020
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION
Cash paid during the year for
Interest, net of capitalized amounts of $918 and $375 in 2019 and 2020, respectively	$33,869	$34,658
Income taxes	6,585	3,224

The accompanying notes are an integral part of these consolidated financial statements.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

1.	Description of Business

Sterling Check Corp. (“our”, “we” or the “Company”), headquartered in New York City, is a leading global provider of technology-enabled background and identity verification services. We provide the foundation of trust and safety our clients need to create effective environments for their most essential resource—people. We offer a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, employee onboarding document processing and ongoing risk monitoring.

As of December 31, 2020, the Company is 76.5% owned by an investment group consisting of entities advised by or affiliated with Goldman Sachs & Co. LLC and Caisse de dépôt et placement du Québec and is 23.5% owned by management and other shareholders.

On August 23, 2021, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware to change the name of the Company from “Sterling Ultimate Parent Corp.” to “Sterling Check Corp.” The name change amendment was approved by the Company’s Board of Directors at a meeting held on August 4, 2021 and became effective on August 23, 2021.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and judgments that can affect the reported amount of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Some of the significant estimates include, the impairment of long-lived assets, goodwill impairment, the determination of the fair value of acquired assets and liabilities, collectability of receivables, the valuation of stock-based awards and stock-based compensation and sales and income tax liabilities. The Company also applies an estimated useful life of three years to internally developed software assets. This is based on the historical observed pace of change in the Company’s delivery, technology, and product offerings as well as market competition. The Company believes that the estimates used in the preparation of these consolidated financial statements are reasonable; however, actual results could differ materially from these estimates.

Segment Information

The Company has one operating and reportable segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Cash and Cash Equivalents

Cash and cash equivalents of $50.3 million and $66.6 million at December 31, 2019 and 2020, respectively, include money market instruments with maturities of three months or less. We maintained cash outside the United States of approximately $27.3 million as of December 31, 2019, with the largest holders being India and Canada, with balances of $7.8 million and $9.1 million, respectively. Cash outside the United States as of December 31, 2020, was $29.4 million with balances in India and Canada of $10.3 million and $7.0 million, respectively.

Concentrations

Cash is deposited with major financial institutions and, at times, such balances with each financial institution may be in excess of insured limits. We have not experienced, and do not anticipate any losses with respect to our cash deposits. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. For the years ended December 31, 2019 and 2020, no single customer comprised more than 10% of the Company’s revenue. No single customer had an accounts receivable balance greater than 10% of total accounts receivable at December 31, 2019 or 2020. The Company performs a risk assessment of all new vendors. For the years ended December 31, 2019 and 2020, New York State Office of Court Administration (NYOCA) comprised 12.3% and 13.9% of third-party vendor spend, respectively, and was the only vendor to account for more than 10%. As a government entity, NYOCA is considered low risk of service disruption.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable balances are comprised of trade receivables that are recorded at the invoiced amount, net of allowances for estimated doubtful accounts and for potential sales credits and reserves. Sales credits and reserves were $1.4 million and $1.7 million as of December 31, 2019 and 2020, respectively. Allowances for doubtful accounts were $1.4 million and $1.9 million as of December 31, 2019 and 2020, respectively. The allowance for doubtful accounts is determined by analyzing our historical write-offs, the current aging of receivables, the financial condition of customers and the general economic climate.

(in thousands)
Balance—December 31, 2018	$1,014
Additions	709
Write-offs, net of recoveries	(297)
Foreign currency translation adjustment	9

Balance—December 31, 2019	1,435
Additions	432
Write-offs, net of recoveries	(101)
Foreign currency translation adjustment	95

Balance—December 31, 2020	$1,861

Property and Equipment, net

Property and equipment are recorded at cost and depreciated on the straight-line method over their estimated useful lives. Furniture and fixtures are generally depreciated over a life of five to seven

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

years and computers and equipment is generally depreciated over a life of three years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected lease term. Maintenance and repairs that do not extend the useful life of an asset are charged to expense as incurred and improvements that extend the useful life of the related asset are capitalized.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets of acquired entities and is tested for impairment annually or when certain triggering events require additional testing. Goodwill is predominantly a result of the acquisition of the Company by Goldman Sachs and Caisse de dépôt et placement du Québec in June 2015. The Company performs its annual impairment assessment as of October 31 each calendar year. The Company performed a step zero, qualitative impairment test, which determines whether it is more likely than not that the reporting unit’s carrying amount exceeds its fair value. If necessary after the step zero assessment, the Company will perform a goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Based on the results of our step zero tests, no impairment loss was recognized for the years ended 2019 and 2020.

Intangible Assets, net

Definite-lived intangible assets consist of intangibles acquired through acquisition and the costs of developing internal-use software. They are reported net of amortization and are amortized using a straight-line basis over their estimated useful lives. Customer lists are amortized using an accelerated method of amortization, using a pattern that reflects when the economic benefits are expected to be realized. Cost of acquisition, renewal and extension of intangible assets are capitalized. There are no significant renewal or extension provisions associated with our intangible assets. The Company has no indefinite-lived intangible assets.

The costs of developing internal-use software are capitalized during the application development stage and included in Intangible assets, net on the Consolidated Balance Sheets. Amortization commences when the software is placed into service and is computed using the straight-line method over the useful life of the underlying software of three years.

Long-Lived Assets

Long-lived assets consist of property and equipment and definite-lived intangible assets. This asset group is reviewed for impairment whenever events or changes indicate that the carrying value of the asset may not be recoverable. The Company also reviews the useful lives to determine if the period of economic benefit has changed. If the carrying value of the long-lived asset exceeds the fair value, an impairment charge would be recognized in an amount equal to the amount by which the carrying value of the long-lived asset group exceeds its fair value. Based on a qualitative assessment of the carrying values, the Company recorded an impairment loss related to abandonment of capitalized software costs and property and equipment no longer in use, in the amount of $3.2 million and $1.8 million during the years ended 2019 and 2020, respectively.

Deferred Financing Costs

Deferred financing costs consist of costs associated with borrowing funds under the Company’s revolving credit agreement. Such costs are amortized over the expected life of the related debt using

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

the straight-line method and are included within Interest expense, net in the Consolidated Statements of Operations and Comprehensive Loss. Unamortized costs are included within Other noncurrent assets, net on the Consolidated Balance Sheets and are expensed upon discharge of the related indebtedness. Refer to Note 7 for further discussion of our credit facilities and debt obligations.

Derivative Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Debt Issuance Costs

Debt issuance costs consist of fees paid directly to lenders from whom funds are borrowed and third-party costs incurred to obtain the Company’s long-term debt. These fees are amortized over the life of the related debt using the effective interest rate method. The amounts of unamortized issuance costs are netted against the outstanding balance of our debt obligations on our Consolidated Balance Sheets. Upon discharge of the indebtedness, any unamortized debt discounts are expensed. Refer to Note 7 for further discussion of our credit facilities and debt obligations.

Foreign Currency

Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end exchange rates, and income statement accounts are translated at weighted average exchange rates for the year. Gains or losses resulting from translating foreign currency financial statements, net of any related tax effects, are reflected in Accumulated other comprehensive (loss) income, a separate component of stockholders’ equity. Gains or losses resulting from foreign currency transactions incurred in currencies other than the local functional currency are included in Other income on the Consolidated Statements of Operations and Comprehensive Loss. The cumulative translation adjustment was $(1.7) million and $0.1 million as of December 31, 2019 and 2020, respectively.

Revenue Recognition

The Company adopted the new revenue standard set forth under Accounting Standards Codification Topic 606 Revenue from Contracts with Customers, (ASC 606), as of January 1, 2019 using the modified retrospective approach and as such, applied the new revenue standard only to contracts that were not completed at the January 1, 2019 adoption date and did not adjust prior reporting periods. The adoption of ASC 606 did not materially change the Company’s revenue recognition as substantially all of its revenue is transaction based, delivered at a point in time. An adjustment to accumulated deficit of $1.0 million, net of tax, was recorded within the Consolidated

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Balance Sheets at January 1, 2019 to reflect changes in revenue recognition related to the adoption of ASC 606 under the modified retrospective approach.

Revenue is recognized when a performance obligation has been satisfied by transferring a promised good or service to a customer and the customer obtains control of the good or service. To recognize revenue, two parties must have an agreement that creates enforceable rights and obligations, the performance obligations must be identifiable, and the transaction price can be determined. The agreement must also have commercial substance and collection must be probable.

The Company contracts with customers to provide technology-enabled background and identity verification services. The Company offers a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, employee onboarding document processing and ongoing risk monitoring. Results from services are provided through a report and the customer takes control of the product when the screening report is completed. Accordingly, revenue is generally recognized at the point in time when the customer receives and can use the report. Background and identity verification services comprised a substantial portion of the total revenues for the years ended December 31, 2019 and 2020. As such, significant changes in background and identity verification services could affect nature, amount, timing, and uncertainty of revenue and related cash flows. Payment for background and identity verification services generally occurs once the reports have been received by the customer. The Company records third-party pass-through fees incurred as part of screening related products on a gross revenue basis, with the related expense recorded as a third-party cost of revenue, as the Company has control over the transaction and is therefore considered to be acting as a principal.

The Company’s contracts generally do not include any obligations for returns, refunds, or similar obligations, nor does the Company have a practice of granting significant concessions. Payment terms and conditions vary by contract and customer, although terms generally include a requirement of payment within 30 to 60 days of the invoice. Any advanced payments received from customers are initially deferred and subsequently recognized as revenue as the related performance obligations are satisfied. All deferred revenue is recognized in the Consolidated Statements of Operations and Comprehensive Loss within twelve months of the date of the initial deferral. There is typically no variable consideration related to the Company’s contracts, nor do they include a significant financing component, non-cash consideration, or consideration payable to a customer.

For revenue arrangements containing multiple products or services, the Company accounts for the individual products or services as separate performance obligations if they are distinct, the product or service is separately identifiable from other terms in the contract, and if a customer can benefit from it on its own or with other resources that are readily available to the customer. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. The Company allocates the contract price to each performance obligation based on the standalone selling prices of each distinct product or service in the contract.

The Company did not have any material contract liabilities as of December 31, 2019 and 2020.

Sales taxes collected from customers are remitted to governmental authorities and are therefore excluded from revenues in the Consolidated Statements of Operations and Comprehensive Loss.

Upon the Company’s adoption of ASC 606 in January 2019, incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

longer than one year, with a majority of contracts being multi-year. An adjustment to accumulated deficit of $4.4 million, net of tax, was recorded within the Consolidated Balance Sheets at January 1, 2019 to reflect these changes related to the adoption of ASC 606 under the modified retrospective approach.

Incremental costs include commissions to the sales force and are amortized over three years, as management estimates that this corresponds to the period over which a customer benefits from the contract. As of December 31, 2019 and 2020, $4.0 million and $3.3 million, respectively, of deferred commissions are included in Other current assets and $2.1 million of deferred commissions are included in Other noncurrent assets, net on the Consolidated Balance Sheets.

Corporate Technology and Production Systems

Included in this line item are costs related to maintaining our corporate information technology infrastructure and non-capitalizable costs to develop and maintain our production systems.

The following table sets forth expenses included in each category of this line item:

(in thousands)	2019	2020
Corporate information technology	$23,624	$19,740

Development of platform and product initiatives	14,385	16,584
Production support and maintenance	6,914	7,972

Total production systems	21,299	24,556

Corporate technology and production systems	$44,923	$44,296

Corporate information technology expenses consist of personnel costs supporting internal operations such as information technology support and the maintenance of information security and business continuity functions. Also included are third-party costs including cloud computing costs that support our corporate internal systems, software licensing and maintenance, telecommunications and other technology infrastructure costs.

Production systems costs consist of non-capitalizable personnel costs including contractor costs incurred for the development of platform and product initiatives, and production support and maintenance. Platform and product initiatives facilitate the development of our technology platform and the launch of new screening products. Production support and maintenance includes costs to support and maintain the technology underlying our existing screening products, and to enhance the ease of use for our cloud applications. Certain personnel costs related to new products and features are capitalized and amortization of these capitalized costs is included in the depreciation and amortization line item.

Included within Corporate technology and production systems are non-capitalizable production system and corporate information technology expenses related to Project Ignite, a three-phase strategic investment initiative. Phase one of Project Ignite modernized client and candidate experiences and is complete. Phase two of Project Ignite focused on decommissioning the Company’s on-premises data centers and migrating the Company’s production systems and corporate information technological infrastructure to a managed service provider in the cloud. The Company expects to

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

complete phase two related to the migration of its production and fulfillment systems to the cloud by June 30, 2021. As a result, 95% of revenue is processed through platforms hosted in the cloud. The remaining expense to complete phase two is the decommissioning of on-premises data centers for internal corporate technology infrastructure and migration to the cloud and will be completed over the subsequent eighteen months. Phase three of Project Ignite is decommissioning of platforms purchased over the prior ten years and the migration of the clients to one global platform. This third and final phase, which the Company expects to complete in 2022, will unify clients onto a single global platform. The future costs related to completing these initiatives will be included in Corporate technology and production systems expenses.

Advertising Costs

Expenses related to advertising are charged to selling, general and administrative expense as incurred. The Company incurred advertising expenses of $2.3 million and $1.9 million in the years ended December 31, 2019 and 2020, respectively.

Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income includes Net loss and Other comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that, under US GAAP, are recorded as an element of stockholders’ equity but are excluded from net loss. Other comprehensive income consists of unrealized gains and losses on foreign currency forward contracts that qualify for hedge accounting and foreign currency translation adjustments, net of taxes.

Stock-Based Compensation

Stock-based payments are measured at the grant date, based on the fair value of the award, and are expensed over the requisite service period unless they are performance-based (see Note 11). The equity incentive plans generally provide for stock options to vest over a 5-year period, unless otherwise stated in an individual award agreement. The incentive plans also provide performance-based share options, which are contingently vested upon the achievement of performance or other objectives. The time-based shares provide for accelerated vesting immediately upon a change of control, and performance-based shares provide for accelerated vesting immediately upon an initial public offering, or upon a change of control, as defined in the plan. Continued employment is a prerequisite for vesting. Stock-based compensation expense is recorded for each tranche of awards and is recorded over the requisite vesting period in Selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss.

We estimate the fair value of stock-based payments using the Black-Scholes pricing model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards. The determination of the grant date fair value of stock option awards issued is affected by a number of variables, including the fair value of the Company’s common shares, the expected common share price volatility over the expected life of the options, the expected term of the options, risk-free interest rates, and the expected dividend yield of the Company’s shares.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Risks and Uncertainties

We operate in an industry that is subject to intense competition, government regulation and rapid technological change. Our operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory, foreign operations, and other risks.

Also, included in Other current liabilities on the Consolidated Balance Sheets at December 31, 2019 and 2020, are liabilities for estimated state sales taxes in the United States of approximately $4.2 million and $6.5 million, respectively. These estimates include the liability for both uncollected sales tax and interest. The calculation of these estimates involves judgment and uncertainty regarding various state sales tax laws, and there is a possibility that a particular state in which we have estimated a liability will disagree with our assessment. It is also possible that a state in which we have determined we do not have a liability will disagree with our evaluation and assess a retroactive liability for uncollected sales tax. Based on our assessment, we do not expect the resolution of these liabilities to have a material effect on our results of operations or cash flows.

Income Taxes

We account for income taxes in accordance with ASC Topic 740. Income taxes are computed using a balance sheet approach reflecting both current and deferred taxes. Current and deferred taxes reflect the tax impact of all of the events included in the financial statements. The basic principles employed in the balance sheet approach are to reflect a current tax liability or asset that is recognized for the estimated taxes payable or refundable on tax returns for the current and prior years, a deferred tax liability or asset that is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law of which the effects of future changes in tax laws or rates are not anticipated, and the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. There are certain situations in which deferred taxes are not provided. Some basis differences are not temporary differences because their reversals are not expected to result in taxable or deductible amounts. ASC Topic 740 provides several specific exceptions to the underlying balance sheet approach to accounting for deferred taxes including domestic and foreign outside basis differences, nondeductible goodwill, and the tax effects on intra-entity inventory transactions.

We regularly evaluate deferred tax assets for future realization and establish a valuation allowance to the extent that a portion is not more likely than not to be realized. We consider whether it is more likely than not that the deferred tax assets will be realized, including existing cumulative losses in recent years, expectations of future taxable income, carryforward periods, and other relevant quantitative and qualitative factors. The recoverability of the deferred tax assets is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely on estimates.

We also evaluate the events included in the financial statements under the two-step process prescribed under ASC Topic 740 when determining whether a tax benefit will be sustained if challenged by a taxing authority. The comprehensive two-step method provides that a tax benefit of a financial statement event is recognized if it is more likely than not to be sustained based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

practices and precedents. Significant judgment is required in assessing and estimating the more likely than not tax consequences of the events included in our financial statements. We prepare and file tax returns based on our interpretation of tax laws and regulations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations can result in future tax and interest assessments by these taxing authorities. There is considerable judgment involved in determining whether positions taken on the tax return are more likely than not of being sustained. We adjust our tax reserve estimates periodically because of changes in tax laws, regulations and interpretations. The consolidated tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. Our policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense.

On December 20, 2017, Congress passed the Tax Cuts and Jobs Act (the “U.S. Tax Act”). The U.S. Tax Act requires complex computations to be performed that were not previously required by U.S. tax law, significant judgments to be made in interpretation of the provisions of the U.S. Tax Act, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies will continue to interpret or issue guidance on how provisions of the U.S. Tax Act will be applied or otherwise administered. As future guidance is issued, we will adjust amounts that we have previously recorded that can materially impact our provision for income taxes in the period in which the adjustments are made. The U.S. Tax Act provides that a person who is a U.S. shareholder of any controlled foreign corporation (CFC) is required to include its global intangible low-taxed income (GILTI) in gross income for the tax year in a manner generally similar to that for Subpart F inclusions. The term “global intangible low-taxed income” is defined as the excess (if any) of the U.S. shareholder’s net CFC tested income for that tax year, over the U.S. shareholder’s net deemed tangible income return for that tax year. Our policy is to treat GILTI as a period cost item in the provision for income taxes.

Net Loss per Share

We apply the two-class method for calculating net loss per share. The two-class method is an allocation of earnings between the holders of common stock and a company’s participating securities. Our participating securities include common shares granted to employees in exchange for a nonrecourse promissory note. The common shares granted are treated as fully vested outstanding stock options until the promissory note is repaid or forgiven. These awards contain the same rights to distributions declared on the Company’s common stock but do not have a contractual obligation to share in our losses, and as a result, our net losses were not allocated to these participating securities. Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Diluted weighted-average shares outstanding and diluted net income are adjusted based on the potential impact of dilutive securities. For periods in which the Company has reported net losses, diluted net loss per share is the same as basic net loss per share because dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. An asset or liability’s level in the hierarchy is

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

based on the lowest level of input that is significant to the fair value measurement. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.

Level 2	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

We consider the recorded value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to approximate the fair value of the respective assets and liabilities at December 31, 2019 and 2020 based upon the short-term nature of the assets and liabilities (Level 1). See Note 7 for discussion of the fair value of our debt.

Interest rate swaps and foreign currency forward contracts are measured at fair value on a recurring basis in our financial statements and are considered Level 2 financial instruments. Interest rate swaps are measured based on quoted prices for similar financial instruments and other observable inputs recognized. The currency forward agreements are typically cash settled in US dollars for their fair value at or close to their settlement date.

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of December 31, 2020:

(in thousands)	Level 1	Level 2	Level 3
Assets
Foreign exchange contracts	—	$648	—

Liabilities
Interest rate swaps	—	$11,524	—

During the years ended December 31, 2019 and 2020, we did not re-measure any financial assets or liabilities at fair value on a nonrecurring basis.

3.	Recent Accounting Standard Updates

The Company is adopting new standards on the Financial Accounting Standards Board’s (FASB) non-public company timeline based on accommodations for Emerging Growth Company rules.

Accounting Pronouncements Adopted

The Company adopted ASC 606 on January 1, 2019. Refer to Note 2 for further discussion of our revenue recognition policy.

In June 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. This ASU addresses the accounting for

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

non-employees share awards and, subject to meeting the defined criteria, makes it consistent with the accounting requirements for employee share-based payment awards within the scope of ASC Topic 718. The Company adopted ASU 2018-07 on January 1, 2020. It did not have a material impact on the consolidated financial statements of the Company.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840, Leases. The guidance is effective for the Company for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (CECL) model to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of Credit Losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. As per the latest ASU 2020-02, the FASB deferred the timelines for certain small public and private entities. The new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company’s consolidated financial statements and disclosures.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. ASU 2017-12 is effective for non-public enterprises for annual periods after December 15, 2020, with early adoption permitted. The Company will adopt this updated guidance effective January 1, 2021 and it will not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Topic 350-40) to help evaluate the accounting for costs of implementation activities incurred in a cloud computing arrangement that is a services contract. ASU 2018-15 aligns the requirement for deferring implementation cost incurred in a cloud computing arrangement that is a services contract

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

with those incurred to develop or obtain internal-use software. ASU 2018-15 is effective for non-public enterprises for annual periods after December 15, 2020, with early adoption permitted. The Company will adopt this updated guidance effective January 1, 2021 and it will not have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). This ASU addresses concerns about the risk of cessation of the London Interbank Offered Rate (LIBOR) and the identification of alternative reference rates. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The amendments in ASU 2020-04 are elective. The Company is evaluating the impact that adoption of any of the amendments of this ASU will have on its consolidated financial statements ahead of the expected cessation of the one week and two-month LIBOR rates in December 2021.

4.	Property and Equipment, net

(in thousands)	2019	2020
Furniture and fixtures	$4,613	$3,925
Computers and equipment	33,750	34,895
Leasehold improvements	11,414	10,928

	49,777	49,748
Less: Accumulated depreciation	(29,496)	(35,618)

Total property and equipment, net	$20,281	$14,130

During 2019 and 2020, depreciation expense on property and equipment was $8.6 million and $7.1 million, respectively. Write down of abandoned property and equipment no longer in use was $0.3 million and $1.1 million for the years ended December 31, 2019 and 2020, respectively.

5.	Goodwill and Intangible Assets

(in thousands)
Goodwill at December 31, 2018	$830,091
National Crime Check Pty Ltd. goodwill adjustment	266
Foreign currency translation adjustment	(105)

Goodwill at December 31, 2019	830,252
Foreign currency translation adjustment	1,548

Goodwill at December 31, 2020	$831,800

Goodwill at December 31, 2020 includes approximately $13.5 million that will be tax deductible in future years. As of December 31, 2020, there has been no impairment of the recognized goodwill.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Intangible Assets

Intangible assets, net consisted of the following:

(dollars in thousands)		2019			2020
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer lists	7 - 17 years	$450,556	$(229,602)	$220,954	$451,853	$(269,989)	$181,864
Trademarks	4 - 16 years	75,204	(21,766)	53,438	75,562	(26,855)	48,707
Noncompete agreements	1 - 4 years	2,425	(2,414)	11	2,442	(2,442)	—
Technology	3 - 7 years	202,037	(116,879)	85,158	215,686	(155,309)	60,377
Domain names	3 - 15 years	10,118	(2,654)	7,464	10,118	(3,333)	6,785
Favorable leases	4 - 14 years	4,940	(1,801)	3,139	4,940	(2,129)	2,811

		$745,280	$(375,116)	$370,164	$760,601	$(460,057)	$300,544

Included within technology is $40.4 million and $34.9 million of internal-use software, net of accumulated amortization, as of December 31, 2019 and 2020, respectively. As of December 31, 2020, $5.5 million of technology assets have not yet been put in service.

We capitalized costs to develop internal-use software included in technology of $25.1 million in 2019 (consisting of internal costs of $16.0 million and external costs of $9.1 million) and $14.2 million in 2020 (consisting of internal costs of $10.8 million and external costs of $3.4 million).

In 2019 and 2020, we recorded a write-down related to the impairment of capitalized software in the amount of $2.5 million and $0.7 million, respectively.

Amortization expense was $85.2 million and $84.1 million for the years ended December 31, 2019 and 2020, respectively. Except for the customer lists, which are amortized utilizing an accelerated method, all other intangible assets are amortized on a straight-line basis, which approximates the pattern in which economic benefits are consumed. Estimated amortization expense is as follows for each of the next five years:

(in thousands)
Year Ending December 31,
2021	$76,299
2022	54,770
2023	36,058
2024	28,417
2025	24,739
Thereafter	80,261

$300,544

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

6.	Accrued Expenses

Accrued expenses as of December 31 2019, and 2020, consisted of the following:

(in thousands)	2019	2020
Accrued compensation	$25,318	$15,959
Accrued cost of revenues	7,884	10,834
Other accrued expenses	9,096	9,106

Total accrued expenses	$42,298	$35,899

7.	Debt

(in thousands)	2019	2020
Current portion of long-term debt
First lien term loan	$6,461	$13,147

Long-term debt
First lien term loan, due June 19, 2024 (5.74% in 2019; 4.64% in 2020)	623,487	610,340
Unamortized discount and financing fees on first lien term loan	(10,391)	(8,034)

Total long-term debt, net	$613,096	$602,306

First Lien Term Loan

The First Lien Credit Agreement (Credit Agreement), as amended, provides for aggregate principal borrowings of $740.0 million, of which $655.0 million is a term loan (the First Lien Term Loan) and $85.0 million is a revolving credit facility (the Revolver). Amounts outstanding under the First Lien Term Loan bear interest using either of the following two options which are chosen quarterly in advance at the election of the borrower: (1) an applicable rate of 2.5% plus the greater of (a) the prime rate or (b) the federal funds rate plus 1⁄2 of 1% or (c) the one-month London Interbank Offered Rate (LIBOR) plus 1%, or (d) a 2% floor; (2) an applicable rate of 3.5% plus one-month LIBOR which is subject to a 1% floor. The Company chooses the method of interest for a period of either one month, two months, three months or six months. Interest is payable on the last business day of the period selected except for the six month period, where it is payable on the last day of the third and sixth month.

The First Lien Term Loan requires $1.6 million repayment of principal on the last business day of each March, June, September and December. Per the Credit Agreement, the Company must also make a mandatory prepayment of principal for 50% of the excess cash, as defined in the Credit Agreement, generated in any given year. In 2020, the mandatory prepayment was $6.7 million and is recognized in Current portion of long-term debt on the Consolidated Balance Sheets as of December 31, 2020. The Company did not generate excess cash in 2019 and therefore there was no mandatory prepayment of principal. All outstanding principal is due at maturity on June 19, 2024.

Outstanding borrowings under the Credit Agreement are collateralized by a first-priority security interest in substantially all the equity interests of the Company.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Revolver

Amounts outstanding under the Revolver bear interest at a tiered floating interest rate based on the net leverage ratio of the borrower. The rate may be chosen monthly in advance at the election of the borrower, as follows: (1) an applicable rate of 2.5% plus the greater of (a) the prime rate (b) the federal funds rate plus 1⁄2 of 1% (c) the one-month LIBOR plus 1% or (d) a 2% floor or (2) an applicable rate of 3.5% plus one-month LIBOR. In addition, there is a quarterly fee of 0.50% or 0.375% on the unused portion of the commitments based on the first lien net leverage ratio. The Company drew down the full available amount of $83.8 million in March 2020 and repaid this in full in May 2020. Unused and therefore available borrowings under the Revolver, net Letters of Credit, were $83.8 million and $84.0 million for the years ended December 31, 2019 and 2020, respectively. The Revolver matures on June 19, 2022.

Letters of Credit

For the years ended December 31, 2019 and 2020, $1.2 million and $1.0 million of stand-by letters of credit were issued under the revolving line of credit to support two office space leases, respectively. As of December 31, 2019 and 2020, we had additional availability of $18.8 million and $19.0 million, respectively. The 2019 and 2020 letter of credit availability have a sublimit equal to the lesser of $20 million or the aggregate amount of the revolving credit commitments outstanding under the Revolver.

Our credit facilities contain financial covenants and covenants that, among other things restrict our ability to: incur certain additional indebtedness; transfer money between our various subsidiaries; pay dividends on, repurchase or make distributions with respect to our subsidiaries’ capital stock or make other restricted payments; issue stock of subsidiaries; make certain investments, loans or advances; transfer and sell certain assets; create or permit liens on assets; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into certain transactions with our affiliates; and amend certain documents. Our financial covenants also require that we remain within a specified leverage ratio of 6.75 : 1.00, once we draw down on 35% or more of the revolver. We were in compliance with all financial covenants under the credit facilities at December 31, 2020.

Obligations under our credit facilities are collateralized by a first lien on substantially all the assets and outstanding capital stock of the Company subject to exceptions. Our agreements also contain various events of default with respect to the indebtedness, including, without limitation, the failure to pay interest or principal when the same is due, cross default and cross acceleration provisions, the failure of representations and warranties contained in the agreements to be true and certain insolvency events. If an event of default occurs and is continuing, the principal amounts outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable by the lenders.

As of December 31, 2019 and 2020 the estimated fair value of the First Lien Loan was $625.2 million and $609.5 million respectively, and was determined based on quoted prices in markets that are less active, or Level 2 inputs.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Future principal payments by year of the Company’s long-term debt are as follows:

(in thousands)
2021	$13,147
2022	6,461
2023	6,461
2024	597,418

$623,487

8.	Derivative and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments.

Specifically, certain of the Company’s foreign operations expose the Company to fluctuations of foreign exchange rates. These fluctuations may impact the value of the Company’s cash receipts and payments in terms of the Company’s functional currency. The Company enters into derivative financial instruments to protect the value or fix the amount of certain expenses in terms of its functional currency, the U.S. dollar.

The Company also enters into derivative financial instruments to manage exposures that arise from business activities that result in payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s expected cash payments principally related to the Company’s borrowings. Our derivatives are not subject to master netting arrangements.

Cash Flow Hedges of Foreign Exchange Risk

The Company is exposed to fluctuations in various foreign currencies against its functional currency, the U.S. dollar (USD). Specifically, the Company is exposed to, and hedges, third party expenses denominated in Indian Rupees (INR). These transactions expose the Company to exchange rate fluctuations between USD and INR and so the Company uses foreign currency derivatives consisting of currency forward agreements to manage its exposure to fluctuations in the USD-INR exchange rate. Currency forward agreements involve fixing the USD-INR exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward agreements are typically cash settled in USD for their fair value at or close to their settlement date.

For derivatives designated and that qualify as cash flow hedges of foreign exchange risk, the gain or loss on the derivative is recorded in Accumulated other comprehensive (loss) income and subsequently reclassified in the periods during which the hedged transaction affects earnings within the same income statement line item as the earnings effect of the hedged transaction. Gains and losses on the derivative representing hedge components excluded from the assessment of

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

effectiveness are recognized over the life of the hedge on a systematic and rational basis, as documented at hedge inception in accordance with the Company’s accounting policy election. The earnings recognition of excluded components is presented in the same income statement line item as the earnings effect of the hedged transaction. During the next 12 months ending December 31, 2021, the Company estimates that an additional $0.4 million will be reclassified as a reduction to Cost of revenues and Selling, general and administrative expenses. All contracts have maturities of less than 12 months.

As of December 31, 2020, the Company had the following outstanding foreign currency derivatives that were used to hedge its foreign exchange risks:

Foreign Currency Derivative	Number of Instruments	Notional Sold	Notional Purchased
Currency forward agreements	12	16.8 million USD	1.3 billion INR

Non-designated Hedges

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements.

To reduce exposure to variability in expected future cash outflows on variable rate debt attributable to the changes in LIBOR, the Company has entered into interest rate swaps to economically offset a portion of this risk. Additionally, the Company electively de-designates currency forward agreements previously designated as cash flow hedges prior to their maturity due to administrative constraints. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

As of December 31, 2020, the Company had the following outstanding derivatives that were not designated as hedges in qualifying hedging relationships:

Product	Number of Instruments	Effective Date	Maturity Date	Notional
Interest rate swap	1	March 31, 2020	June 30, 2021	$311.7 million USD
Interest rate swap	1	June 30, 2021	June 30, 2022	$308.5 million USD

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2019 and 2020.

	Asset Derivatives
(in thousands)	As of December 31, 2019		As of December 31, 2020
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current assets	$—	Other current assets	$648

Total foreign exchange contracts		$—		$648

Derivatives not designated as hedging instruments:
Interest rate swaps	Other current assets	$525	Other current assets	$—

Total interest rate swaps		$525		$—

	Liability Derivatives
(in thousands)	As of December 31, 2019		As of December 31, 2020
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:
Interest rate swaps	Other current liabilities	$1,064	Other current liabilities	$7,302
Interest rate swaps	Other liabilities	5,233	Other liabilities	4,222

Total interest rate swaps		$6,297		$11,524

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

The tables below present the effect of cash flow hedge accounting on Accumulated other comprehensive (loss) income for the years ended December 31, 2019 and 2020.

(in thousands)	2019	2020		2019	2020
Derivatives in Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Included Component)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Included Component)
			Cost of revenues	$—	$29
Foreign exchange contracts	$9	$520	Selling general and administrative	—	51

Total	$9	$520		$—	$80

(in thousands)	2019	2020		2019	2020
Derivatives in Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Excluded Component)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Excluded Component)
			Cost of revenues	$—	$120
Foreign exchange contracts	$—	$532	Selling general and administrative	—	214

Total	$—	$532		$—	$334

The table below presents the effect of the Company’s derivative financial instruments on the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2019 and 2020.

(in thousands)	2019		2020
	Selling General and Administrative	Cost of Revenues	Selling General and Administrative	Cost of Revenues
Total amounts of income and expense line items in which the effects of fair value or cash flow hedges are recorded	$147,198	$221,347	$122,554	$217,310

Gain or (loss) on cash flow hedging relationships
Foreign exchange contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income	—	—	51	29
Amount excluded from effectiveness testing recognized in earnings	—	—	214	120

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

The table below presents the effect of the Company’s derivative financial instruments that are not designated as hedging instruments in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2019 and 2020.

(in thousands)		2019	2020
Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
Interest rate swaps	Loss on interest rate swaps	$(7,324)	$(9,451)
Foreign exchange contracts	Selling general and administrative	—	28
Foreign exchange contracts	Cost of revenues	—	15

Total		($7,324)	$(9,408)

9.	Income Taxes

The component of U.S. and International (loss) income tax provision for continuing operations before income taxes is as follows (in thousands):

	2019	2020
United States	$(76,170)	$(79,179)
International	17,685	15,324

Total loss before income taxes	$(58,485)	$(63,855)

The income tax provision (benefit) for income taxes consists of the following (in thousands):

	2019	2020
Current income tax provision:
US Federal	$—	$—
US State	559	122
International	6,746	5,380

Total current income tax provision	7,305	5,502

Deferred income tax provision (benefit):
US Federal	(12,908)	(13,009)
US State	(5,597)	(4,244)
International	(603)	189

Total deferred income tax benefit	(19,108)	(17,064)

Total income tax benefit	$(11,803)	$(11,562)

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

A reconciliation of the United States statutory income tax rate to the Company’s effective income tax rate for continuing operations is as follows (dollars in thousands):

	2019	2020
Loss before income taxes
US Federal and State	$(76,170)	$(79,179)
International	17,685	15,324

Total loss before income taxes	(58,485)	(63,855)
US Federal statutory rate	21%	21%

Income taxes computed at US Federal statutory rate	(12,282)	(13,409)
International rate differential	1,309	2,100
US tax effects of foreign operations	3,564	2,546
Tax credits	(1,400)	(1,400)
Change in tax rates	427	(849)
Change in valuation allowance	(2,455)	—
Return to provision	(1,354)	2,128
US State tax provision	(2,236)	(2,942)
Uncertain tax positions	1,620	521
Basis difference in investment in foreign subsidiaries	408	(605)
Other	596	348

Total Income tax benefit	$(11,803)	$(11,562)

Effective income tax rate	20.2%	18.1%

The US Tax Act requires complex computations to be performed that were not previously required by U.S. tax law, significant judgments to be made in interpretation of the provisions of the US Tax Act, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies will continue to interpret or issue guidance on how provisions of the US Tax Act will be applied or otherwise administered. We continue to make adjustments to amounts that we have previously recorded that materially impact our provision for income taxes in the period in which the adjustments are made as the final guidance is issued.

The Company reevaluated its permanent reinvestment assertion and determined that undistributed foreign earnings were no longer considered to be permanently reinvested, effective December 31, 2018. As of December 31, 2020, $28.3 million of earnings from certain subsidiaries are not considered to be permanently reinvested and therefore, related deferred United States and international income and withholding taxes were provided. A portion of the earnings of subsidiaries in the following countries are not considered permanently reinvested: Australia, Canada, India and the United Kingdom.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of deferred tax assets and deferred tax liabilities consisted of the following (in thousands):

	2019	2020
Deferred tax assets
Loss carryforwards	$28,267	$29,547
Tax credits	4,843	5,742
Accounts receivable, accrued expenses and reserves	5,700	4,833
Interest expense	5,416	2,717
Stock-based compensation	1,026	965
Hedges, swaps, and other unrealized losses	2,333	4,314
Other	258	—

Total deferred tax assets, gross	47,843	48,118
Valuation allowance	(2,477)	(2,484)

Total deferred tax assets, net	45,366	45,634

Deferred Tax Liabilities
Intangibles	(77,072)	(63,289)
Property and equipment	(10,970)	(7,779)
Prepaid expenses	(1,009)	(1,658)
Capitalized commissions	(1,237)	(1,001)
Outside basis difference in subsidiaries	(1,238)	(746)
Other	—	(561)

Total deferred tax liabilities	(91,526)	(75,034)

Total deferred tax liabilities	$(46,160)	$(29,400)

The Company’s operations in the Philippines qualify for tax incentives administered by the Philippine Economic Zone Authority (PEZA). Foreign companies engaging in the export industry in the Philippines, including outsourcing and offshoring business operations, are eligible. Information technology companies are qualified entities. Under PEZA, the Company was entitled to a tax holiday which expired on December 31, 2019. Following the expiration of the tax holiday, the Company is subject to tax on 5% of gross income which is in lieu of all national and local taxes and is not material to the consolidated financial statements.

The Company regularly evaluates the ability to realize the benefit of its net deferred tax assets. The Company weighs positive and negative evidence concerning the realizability of the Company’s deferred tax assets in each jurisdiction. In assessing the need for a valuation allowance, the Company considers the weight attributable to both positive and negative evidence that can be objectively verified. On the basis of this limitation the Company maintains a valuation allowance of $2.5 million at December 31, 2020. The valuation allowance is primarily attributable to Internal Revenue Code Section 382 limitations related to certain acquired net operating losses. The Company considered the existence of a cumulative loss as of December 31, 2020 as a significant piece of negative evidence that requires equal or greater pieces of positive evidence. The Company considered the reversal of existing temporary differences, primarily related to the reversal of book amortization of existing definite lived intangible assets to fully offset the net operating losses, interest expense carryovers, and R&D credit carry forward without limitation.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

The Company’s gross net operating losses (NOLs) for tax return purposes are as follows:

	2019	2020
US Federal NOLs	$100,908	$107,018
US State NOLs	7,411	7,949
International NOLs	9,539	5,681

Total	$117,858	$120,648

The United States (Federal and State) net operating loss carry forwards expire in various years ending from December 31, 2023 through an indefinite period. The International operating loss carry forwards have an unlimited carryforward period. A portion of the US (federal and state) operating loss carry forwards and credits are subject to Internal Revenue Code Section 382 or similar provisions. The table above reflects gross NOLs for tax return purposes which are different from financial statement NOLs as the Company’s intention is to settle additional income taxes from tax contingencies with the net operating loss carry forwards. The other tax credit carry forwards expire in various years ending December 31, 2040.

Unrecognized tax benefits are reconciled as follows (in thousands):

	2019	2020
Gross unrecognized tax benefits as of January 1	$2,175	$3,672
Increases—current year tax positions	1,497	350

Gross unrecognized tax benefits as of December 31	$3,672	$4,022

The balances of unrecognized tax benefits as of December 31, 2019 and 2020 are $3.7 million and $4.0 million of which $3.7 million and $4.0 million represent the amounts that, if recognized, impact the effective income tax rate in future periods.

The Company accrued $0.2 million and $0.3 million for interest and penalties as of December 31, 2019 and 2020, respectively.

The Company is subject to income taxes in the United States and numerous foreign jurisdictions including Australia, Canada, India, Philippines and the United Kingdom, and is not currently under examination by the taxing authorities. Significant judgment is required in evaluating the Company’s tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite the belief that the Company’s tax return positions are fully supportable. The Company adjusts these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

The Company estimates that it is reasonably possible that the balance of unrecognized tax benefits as of December 31, 2020 will increase by approximately $0.4 million in the next twelve months. These unrecognized tax benefits relate to research and development credits.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

10.	Commitments and Contingencies

Lease Agreements

We have leases for certain office space and equipment that expire through 2029. Such leases do not contain any contingent rental payments, impose any financial restrictions, or include any residual value guarantees. The Company determines if an agreement is or contains a lease at inception. We recognize the related rental expense on a straight-line basis over the life of the lease, after assessing likelihood of renewals, and record the difference between the amounts charged to income and amounts paid as accrued rent.

Rent expense was approximately $6.9 million for the years ended December 31, 2019 and 2020.

Future minimum rental payments for noncancelable leases are as follows:

(in thousands)	Operating Leases	Capital Leases	Total
2021	$4,763	$24	$4,787
2022	3,765	19	3,784
2023	3,359	16	3,375
2024	2,763	11	2,774
2025	2,803	—	2,803
Thereafter	6,692	—	6,692

	$24,145	$70	$24,215

NCC Acquisition

In conjunction with the 2018 acquisition of National Crime Check Pty Ltd. (NCC), the purchase agreement contains an earn-out provision whereby if NCC exceeds defined revenue and EBITDA targets for the fiscal years 2019 through 2021, the Company would pay the former shareholder of NCC an aggregate amount not to exceed approximately $9.1 million over three installments after the completion of each respective period. For fiscal year 2020, $0.9 million was earned and is outstanding to be paid to the former shareholder. As of December 31, 2020, the Company has recorded a liability of $1.2 million related to the earn-out provision for 2020 and 2021.

11.	Stock-Based Compensation

Incentive Plans

The Company’s 2015 Long-Term Equity Incentive Plan (the 2015 Plan) was approved by the Board of Directors, as amended on November 28, 2018, and makes available for grant 7,068,200 shares of common stock in the form of nonqualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance shares and performance units to nonemployee directors, officers, employees, advisors, and consultants who are selected by the Company’s Compensation Committee of the Board of Directors for participation in the 2015 Plan. The 2015 Plan provides for accelerated vesting of outstanding service-based options in the event of a change in control and provides for accelerated vesting of performance-based options in the event of a change in control or an initial public offering and includes nondiscretionary anti-dilution provisions in the event of an equity restructuring. As of December 31, 2020, there were 422,894 equity awards available for grant.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

During November 2018, the 2015 Plan was amended to make available 3,215,432 performance-based vesting options (PSO’s) to senior executives and directors of the Company, which only vest upon a change in control or public offering. As of December 31, 2020, there were 94,642 performance-based vesting options available for grant.

Stock Options

At December 31, 2020, there were 6,289,500 service-based vesting stock options (SVOs) outstanding. SVOs are granted with an exercise price equal to an implied share price of a share of common stock on the date of grant and have a contractual term of ten years. SVOs become exercisable over a five-year period with 60% vesting after three years and the remaining balance becoming equally vested with respect to 20% on each of the fourth and fifth year anniversaries from the date of grant. All options granted are subject to continued employment on the vesting date.

The weighted average grant date fair values of SVOs granted in 2019 and 2020 were $2.42 and $0.75, respectively. The weighted average grant date fair values of PSOs granted in 2019 and 2020 were $2.39 and $0.44, respectively. The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model. The Company uses an income approach, including a multiple of historical earnings before interest, taxes, depreciation and amortization adjusted for nonrecurring transactions, for valuing its equity. This approach was selected as a reasonably appropriate method to determine the implied share price of our common stock, which represents a privately-held business interest. Assumptions used in determining compensation cost for SVOs granted included the following: (i) expected holding period was determined using the mid-point of the contractual term; (ii) the estimate of expected volatility was based upon an analysis of the historical volatility of guideline public companies; (iii) the likelihood of additional dividends; and (iv) the risk-free interest rate was determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected holding period of the award being valued. We use actual data to record forfeitures.

In November 2020, the Company modified the exercise price of 4,109,140 previously awarded SVO’s and 1,483,124 previously awarded PSO’s, which impacted 51 employees, modifying the exercise price to $9.68 which represents the share price valuation on the date of modification. The modification did not have a material impact on our financial statements.

The following represents the weighted-average assumptions used to determine compensation costs and grant-date fair values for SVOs granted during 2019 and 2020:

	2019	2020
Expected volatility	19.95%	25.26%
Risk-free interest rate	1.96%	0.49%
Dividend rate	0.00%	0.00%
Expected term, in years	5.00	5.00

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

A summary of SVO and PSO activity under the Plans was as follows (in thousands, except shares and per share amounts):

	Outstanding SVOs				Outstanding PSOs
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balances at December 31, 2018	5,659,352	$9.66	8.08	$4,611	2,466,682	$10.37	9.91	$—
Granted	1,381,294	10.42			600,198	10.44
Forfeited / Cancelled	(1,279,464)	9.58			(29,950)	10.37
Exercised	(386,954)	8.35			—	—

Balances at December 31, 2019	5,374,228	$9.97	7.83	$4,701	3,036,930	$10.38	9.02	$1,351
Granted	5,438,920	9.82			1,626,884	9.78
Forfeited / Cancelled	(4,379,888)	10.37			(1,543,024)	10.43
Exercised	(143,760)	8.35			—	—

Balances at December 31, 2020	6,289,500	$9.60	7.58	$843	3,120,790	$10.05	8.05	$—

The following table summarizes exercisable SVOs (in thousands, except shares and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Exercisable at December 31, 2019	1,078,200	$8.97	5.04	$2,032
Exercisable at December 31, 2020	1,326,186	9.08	5.18	809

The total intrinsic value of SVOs exercised during the years ended December 31, 2019 and 2020 were $0.8 million and $0.4 million.

Promissory Note

In December 2020, the Company issued 370,182 shares of common stock to employees at $9.68 per share. Consideration was made in the form of promissory notes between the employee and Company. The promissory note accrues interest at the mid-term applicable federal rate for November 2020 (0.39%) per annum and is partially secured by the underlying common shares. The promissory note is partial-recourse, but treated as nonrecourse for accounting purposes and, as such, (i) each of these purchases of common stock with a promissory note is accounted for as if it were a stock option grant and (ii) no receivable for amounts due under the promissory note was recorded on the Company’s consolidated balance sheet. As the shares are considered fully vested, unexercised stock

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

options, the full amount of stock compensation expense was recognized on the grant date in the amount of $0.8 million as of December 31, 2020. As the employees have the right to require the Company to purchase all of the shares at fair market value under certain events, these instruments are classified as a liability and recorded in Other liabilities on the Consolidated Balance Sheets as of December 31, 2020. The fair value of the fully vested stock options will be marked to market each reporting period. The promissory note will be forgivable upon (i) a Change in Control or (ii) the first public filing of a registration statement with the SEC in connection with an initial public offering. The forgiveness of the promissory note by the Company would be treated as an option modification and will result in the recognition of the cumulative compensation cost equal to the grant-date fair value of the original award plus the incremental value of the award on the date of forgiveness.

Restricted Stock Awards

Restricted stock awards generally vest ratably over five years. Restricted stock awards are subject to restrictions on transfer and holders of restricted stock accrue vesting rights in tandem with the vesting of the related award. Common stock is issued upon vesting. During 2019, all of the 26,356 issued shares of the Company’s restricted stock vested and became common stock outstanding. There were no restricted stock awards issued in 2020.

Stock-Based Compensation Cost

Stock-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense for SVO’s is recognized on a straight-line basis over the employee’s requisite service period, generally the vesting period of the award. The additional cost related to the modification of the exercise price of the SVO’s in 2020 is also recognized on a straight-line basis over the vesting period of the modified awards. The expense for PSO’s will be recognized on the date they vest pursuant to a change in control or public offering. Stock-based compensation cost is reflected in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. Stock-based compensation expense was recorded of $1.5 million and $3.5 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, there was $8.6 million in total unrecognized compensation cost related to unvested SVOs, which is expected to be recognized over a weighted average period of 3.4 years, or can be accelerated based upon a change of control. As of December 31, 2020, there was $4.4 million in total unrecognized compensation cost related to unvested PVOs, which will be recognized upon a change of control or public offering.

12.	Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods indicated (in thousands, except per share amounts):

(in thousands)	2019	2020
Numerator:
Net loss attributable to stockholders	$(46,682)	$(52,293)

Denominator:
Weighted average number of shares outstanding, basic and diluted	88,154,830	88,345,312

Net loss per share attributable to stockholders, basic and diluted	$(0.53)	$(0.59)

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Our participating securities include common shares issued in exchange for promissory notes that are being treated as fully vested outstanding stock options and are excluded from the denominator of basic earnings per share. These awards contain the same rights to distributions declared on the Company’s common stock but do not have a contractual obligation to share in our losses, and as a result, our net losses were not allocated to these participating securities.

The following potentially dilutive outstanding securities were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	2019	2020
Stock options	8,411,158	9,410,290
Common stock issued in exchange for promissory notes	—	370,182

13.	Defined Contribution Plans

We have a matching 401(k) plan covering substantially all our U.S. based employees. We matched 50% of the first 6% of each employee’s contribution for the years ended December 31, 2019 and 2020. Employees are eligible to enroll after six months of employment and are 100% vested upon enrollment. Employer contributions totaled $1.9 million and $1.8 million for the years ended December 31, 2019 and 2020, respectively. In addition, the Company maintains an overseas defined contribution plan and paid $0.5 million and $0.3 million to fund defined contribution plans related to overseas service centers for the years ended December 31, 2019 and 2020, respectively.

14.	Related Party Transactions

Pursuant to the terms of the Third Amended and Restated Management Services Agreement dated September 28, 2018 and later the Fourth Amended and Restated Management Services Agreement dated December 3, 2019, we agreed to pay $1.1 million annually to a shareholder (the Shareholder) for a term beginning January 1, 2016 and ending on June 18, 2025. We also eliminated other payments previously paid to the Shareholder. Additionally, we agreed to pay an aggregate of $1.0 million annually to Goldman Sachs & Co. LLC and the Shareholder for a term of 10 years based upon their respective ownership interests. From April 1, 2018 to December 31, 2020, such fee was agreed to be paid 100% to Shareholder. We recorded the management fee to Goldman Sachs & Co. LLC, and the Shareholder in Prepaid expenses on the Consolidated Balance Sheets in the amount of $0.3 million for the years ended December 31, 2019 and 2020.

In December 2018, the Company entered into an annual cash compensation arrangement with the Shareholder, agreeing to pay $950,000 per year from January 1, 2018 through March 31, 2019, to compensate the Shareholder for additional management services that were provided to the Company, payable on the occurrence of a public offering or change of control. As of December 31, 2019 and 2020, we have not accrued for this cash compensation arrangement.

For the years ending December 31, 2019 and 2020, the Company had sales to Goldman Sachs and affiliates in the amount of $0.3 million and $2.1 million respectively. Outstanding accounts receivable as of December 31, 2019 and 2020, were $0.1 million and $1.4 million respectively.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

For the year ending December 31, 2019 and 2020, the Company had sales to an affiliate of the Shareholder of less than $0.1 million and $0.2 million, respectively. Outstanding accounts receivable as of December 31, 2019 and 2020, were less than $0.1 million for both years.

15.	Litigation

We are party to both class actions and individual actions in the ordinary course of business. The matters typically allege violations of the Fair Credit Reporting Act (FCRA), as well as other claims. In addition, from time to time, we receive inquiries from regulatory bodies regarding our business. We accrue for the cost of resolving matters where it can be determined that a loss is both estimable and probable. Certain matters are in litigation and an estimate of the outcome and potential losses, if any, cannot be determined. Certain of these matters are covered by the Company’s insurance policies, subject to policy terms, including retentions. We do not believe that the resolution of current matters will result in a material adverse effect on the financial position, results of operations, or cash flows of the Company.

In November 2019, the Company settled an ongoing matter with the Consumer Financial Protection Bureau (the CFPB). The CFPB’s allegations generally related to the period December 2012 to July 2016 and the Company neither admitted nor denied any of the allegations as part of the settlement. As part of the settlement, the Company paid redress of $6.0 million to pay certain consumers and paid the CFPB $2.5 million in civil money penalty. This settlement and penalty were recorded in Selling, general and administrative expenses in 2019.

In December 2015, plaintiff Gambles filed a purported class action against the Company alleging violations of the Fair Credit Reporting Act. The settlement in the amount of $15 million was approved by the court in September 2020 and the settlement was paid in December 2020. All amounts paid in settlement of this matter were covered and paid directly by the Company’s insurers.

As of December 31, 2020, the Company recorded an insurance receivable and offsetting legal settlement obligation on the Consolidated Balance Sheets in the amount of $0.8 million. This is related to an outstanding claim whereby the Company’s insurers agreed to pay $0.8 million of the settlement costs. The settlement was paid in January 2021, with the $0.8 million paid directly by the Company’s insurers.

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees will be incurred, and the amounts are estimable. As of December 31, 2019 and 2020, the Company maintained an accrual for legal matters of approximately $0.4 million and $0.5 million, respectively.

16.	Segment Information

The Company operates as one operating and reportable segment for purposes of allocating resources and evaluating financial performance.

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

The following table sets forth total revenue by type of service for the years ended December 31, 2019 and 2020:

(in thousands)	2019	2020
Screening services	$488,925	$447,870
Other services	8,191	6,183

Total revenue	$497,116	$454,053

The following table sets forth total revenue by geographic area based on the billing address of its customers for the years ended December 31, 2019 and 2020:

(in thousands)	2019	2020
United States	$424,773	$377,351
All other countries	72,343	76,702

Total revenue	$497,116	$454,053

Other than the United States, no single country accounted for 10% or more of the Company’s total revenues during these periods. Substantially all of the Company’s long-lived assets were located in the United States as of December 31, 2019 and 2020.

17.	Condensed Financial Information of Registrant (Parent Company Only)

Sterling Check Corp. (Parent Company Only)

Condensed Balance Sheets

(in thousands, except share amounts)	December 31, 2019	December 31, 2020
ASSETS
Cash and cash equivalents	$8	$8
Investment in subsidiaries of Parent	627,103	583,176

Total assets	$627,111	$583,184

LIABILITIES AND STOCKHOLDERS’ EQUITY
Commitments and contingencies (See note 10)
STOCKHOLDERS’ EQUITY:
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 88,188,374 and 88,554,962 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1
Additional paid-in capital	764,769	770,714
Common stock held in treasury (107,820 shares in 2019 and 2020)	(897)	(897)
Accumulated deficit	(135,398)	(187,691)
Accumulated other comprehensive (loss) income	(1,364)	1,057

Total stockholders’ equity	627,111	583,184

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$627,111	$583,184

STERLING CHECK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2020

Sterling Check Corp. (Parent Company Only)

Condensed Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)	December 31, 2019	December 31, 2020
Equity in net loss of subsidiaries	$(46,682)	$(52,293)

NET LOSS	(46,682)	(52,293)

Subsidiaries’ other comprehensive income	806	2,421

COMPREHENSIVE LOSS	(45,876)	(49,872)

Net loss per share attributable to stockholders, basic and diluted	$(0.53)	$(0.59)
Weighted average number of shares outstanding—basic and diluted	88,154,830	88,345,312

The accompanying notes are an integral part of these consolidated financial statements.

A condensed statement of cash flows has not been presented as Sterling Check Corp. (the Parent) had no material operating, investing, or financing cash flow activities for the years ended December 31, 2019 and 2020.

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Parent (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Parent. The ability of the Parent’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ First Lien Term Loan Agreement, as described in Note 7, Debt to the audited consolidated financial statements.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this report.

18.	Subsequent Events

The Company has evaluated subsequent events through March 15, 2021, the date the consolidated financial statements were available to be issued, and through June 8, 2021, the date these consolidated financial statements were available to be reissued and did not identify any events that would require recognition or disclosure in the financial statements.

Events Subsequent to Original Issuance of Consolidated Financial Statements

On September 10, 2021, the Company’s board of directors authorized a stock split and the Company filed an amendment to its certificate of incorporation to effectuate a 1,198-for-1 split of its outstanding common stock. The stock split was effected such that (i) each then outstanding share of common stock was increased to 1,198; (ii) the number of shares of common stock into which then-outstanding options to purchase common stock is exercisable was proportionately increased; and (iii) the exercise price of each then-outstanding option to purchase common stock was proportionately reduced. The accompanying consolidated financial statements give retroactive effect as though the 1,198-for-1 stock split of the Company’s common stock occurred for all periods presented.

Sterling Check Corp.

Interim Unaudited Condensed Consolidated Financial Statements as of December 31, 2020 and June 30, 2021 and for the six months ended June 30, 2020 and 2021.

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

December 31, 2020 and June 30, 2021

(in thousands, except share amounts)	December 31, 2020	June 30, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$66,633	$94,291
Accounts receivable, net	80,381	104,838
Insurance receivable	750	—
Prepaid expenses	7,273	9,692
Other current assets	7,845	9,451

Total current assets	162,882	218,272

Property and equipment, net	14,130	10,221
Goodwill	831,800	831,344
Intangible assets, net	300,544	269,801
Other noncurrent assets, net	6,762	6,734

TOTAL ASSETS	$1,316,118	$1,336,372

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$14,708	$27,258
Litigation settlement obligation	750	—
Accrued expenses	35,899	51,693
Current portion of long-term debt	13,147	6,461
Other current liabilities	21,488	22,061

Total current liabilities	85,992	107,473
Long-term debt, net	602,306	600,231
Deferred income taxes	29,400	28,651
Other liabilities	15,236	8,433

Total liabilities	732,934	744,788

COMMITMENTS AND CONTINGENCIES (NOTE 10)
STOCKHOLDERS’ EQUITY:
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 88,554,962, and 88,826,908 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	1	1
Additional paid-in capital	770,714	774,817
Common stock held in treasury (107,820 shares in 2020 and 2021)	(897)	(897)
Accumulated deficit	(187,691)	(183,666)
Accumulated other comprehensive income	1,057	1,329

Total stockholders’ equity	583,184	591,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,316,118	$1,336,372

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Six Months Ended June 30, 2020 and 2021

(in thousands except share and per share data)	June 30, 2020	June 30, 2021
REVENUES	$207,948	$298,698
OPERATING EXPENSES:
Cost of revenues (exclusive of depreciation and amortization below)	98,345	143,159
Corporate technology and production systems	22,080	20,351
Selling, general and administrative	61,457	68,211
Depreciation and amortization	45,578	40,848
Impairments of long-lived assets	59	2,925

Total operating expenses	227,519	275,494

OPERATING (LOSS) INCOME	(19,571)	23,204

OTHER EXPENSE (INCOME):
Interest expense, net	17,293	15,173
Loss on interest rate swaps	9,654	87
Other income	(662)	(633)

Total other expense, net	26,285	14,627

(LOSS) INCOME BEFORE INCOME TAXES	(45,856)	8,577
Income tax (benefit) provision	(5,009)	4,552

NET (LOSS) INCOME	$(40,847)	$4,025

Unrealized loss on hedged transactions, net of tax	—	(322)
Foreign currency translation adjustments, net of tax	(1,954)	594

Total other comprehensive (loss) income	(1,954)	272

COMPREHENSIVE (LOSS) INCOME	$(42,801)	$4,297

Net (loss) income per share attributable to stockholders
Basic	$(0.46)	$0.05
Diluted	$(0.46)	$0.05
Weighted average number of shares outstanding
Basic	88,322,550	88,717,890
Diluted	88,322,550	88,802,948

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2020 and 2021

(in thousands, except share amounts)	Shares Outstanding	Par Value	Additional Paid-in Capital	Common Stock Held in Treasury	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
BALANCE as of December 31, 2019	88,188,374	1	764,769	(897)	(135,398)	(1,364)	$627,111
Common stock issued for exercise of employee-based stock options	143,760	—	1,200	—	—	—	1,200
Stock-based compensation	—	—	1,186	—	—	—	1,186
Net loss	—	—	—	—	(40,847)	—	(40,847)
Foreign currency translation adjustment	—	—	—	—	—	(1,954)	(1,954)

BALANCE as of June 30, 2020	88,332,134	$1	$767,155	$(897)	$(176,245)	$(3,318)	$586,696

BALANCE as of December 31, 2020	88,554,962	1	770,714	(897)	$(187,691)	1,057	$583,184
Issuance of common stock	271,946	—	2,427	—	—	—	2,427
Stock-based compensation	—	—	1,676	—	—	—	1,676
Net income	—	—	—	—	4,025	—	4,025
Unrealized loss on hedged transactions	—	—	—	—	—	(322)	(322)
Foreign currency translation adjustment	—	—	—	—	—	594	594

BALANCE as of June 30, 2021	88,826,908	$1	$774,817	$(897)	$(183,666)	$1,329	$591,584

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2020 and 2021

(in thousands)	June 30, 2020	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(40,847)	$4,025
Adjustments to reconcile net (loss) income to net cash provided by operations
Depreciation and amortization	45,578	40,848
Deferred income taxes	(8,686)	(699)
Stock-based compensation	1,186	1,653
Impairments of long-lived assets	59	2,925
Provision for bad debts	825	496
Amortization of financing fees	249	249
Amortization of debt discount	1,175	1,156
Deferred rent	63	(1,223)
Unrealized translation gain on investment in foreign subsidiaries	(671)	(229)
Changes in fair value of derivatives	8,946	(2,904)
Excess payment on contingent consideration for acquisition	—	(166)
Changes in operating assets and liabilities
Accounts receivable	20,321	(24,828)
Insurance receivable	—	750
Prepaid expenses	(4,196)	(2,436)
Other assets	673	(1,109)
Accounts payable	885	12,600
Litigation settlement obligation	—	(750)
Accrued expenses	(12,480)	15,637
Other liabilities	7,146	(705)

Net cash provided by operating activities	20,226	45,290

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,743)	(1,260)
Purchases of intangible assets and capitalized software	(7,803)	(8,035)
Proceeds from disposition of property and equipment	236	—

Net cash used in investing activities	(9,310)	(9,295)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	1,200	2,427
Payments of long-term debt	(3,230)	(9,916)
Repayments of revolving credit facility	(83,800)	—
Borrowings on revolving credit facility	83,800	—
Payment of contingent consideration for acquisition	—	(738)
Payments on equipment capital lease obligations	(2)	(7)

Net cash used in financing activities	(2,032)	(8,234)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,520)	(103)

NET CHANGE IN CASH AND CASH EQUIVALENTS	6,364	27,658
CASH AND CASH EQUIVALENTS
Beginning of period	50,299	66,633

Cash and cash equivalents at end of period	$56,663	$94,291

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2020 and 2021

(in thousands)	June 30, 2020	June 30, 2021
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION
Cash paid during the period for
Interest, net of capitalized amounts of $197 and $137 for six months ended June 30, 2020 and 2021, respectively	$11,862	$12,320
Income taxes	2,620	2,743

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

1.	Description of Business

Sterling Check Corp. (“our”, “we” or the “Company”), headquartered in New York City, is a leading global provider of technology-enabled background and identity verification services. We provide the foundation of trust and safety our clients need to create effective environments for their most essential resource—people. We offer a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, employee onboarding document processing and ongoing risk monitoring.

As of June 30, 2021, the Company is 76.3% owned by an investment group consisting of entities advised by or affiliated with Goldman Sachs and Company and Caisse de dépôt et placement du Québec and is 23.7% owned by management and other shareholders.

On August 23, 2021, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware to change the name of the Company from “Sterling Ultimate Parent Corp.” to “Sterling Check Corp.” The name change amendment was approved by the Company’s Board of Directors at a meeting held on August 4, 2021 and became effective on August 23, 2021.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

These condensed consolidated financial statements are unaudited; however, in the opinion of management, they reflect all adjustments consisting only of normal recurring adjustments necessary to state fairly the financial position, results of operations and cash flows for the periods presented in conformity with US GAAP applicable to interim periods. The results of operations for the interim periods presented are not necessarily indicative of results for the full year or future periods. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2020 and notes thereto. The December 31, 2020 balance sheet data was derived from audited consolidated financial statements as of that date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and judgements that can affect the reported amount of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Some of the significant estimates include the impairment of long-lived assets, goodwill impairment, the determination of the fair value of acquired assets and liabilities, collectability of receivables, the valuation of stock-based awards and stock-based compensation and sales and income tax liabilities. The Company also applies an estimated useful life of three years to internally developed software assets. This is based on the historical observed pace of change in the Company’s delivery, technology, and product offerings as well as market competition. The Company believes that the estimates used in the preparation of these unaudited condensed consolidated financial statements are reasonable; however, actual results could differ materially from these estimates.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

Segment Information

The Company has one operating and reportable segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Cash and Cash Equivalents

Cash and cash equivalents of $66.6 million and $94.3 million at December 31, 2020 and June 30, 2021, respectively, include money market instruments with maturities of three months or less. We maintained cash outside the United States as of December 31, 2020 of $29.4 million with balances in India and Canada of $10.3 million and $7.0 million, respectively. Cash outside the United States was approximately $38.6 million as of June 30, 2021, with the largest holders being India and Canada, with balances of $10.1 million and $11.8 million, respectively.

Deferred transaction costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly related to our planned initial public offering (IPO) as deferred transaction costs until the IPO is completed. After the IPO is completed, these costs will be recorded as a reduction to the carrying value of stockholders equity as a reduction of additional paid in capital generated as a result of such offering. As of June 30, 2021, the Company recognized deferred transaction costs of $3.1 million within Other current assets in the Unaudited Condensed Consolidated Balance Sheets. No transaction costs were deferred as of December 31, 2020 as the IPO process had not begun.

Concentrations

Cash is deposited with major financial institutions and, at times, such balances with each financial institution may be in excess of insured limits. We have not experienced, and do not anticipate, any losses with respect to our cash deposits. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. For the six months ended June 30, 2020 and 2021, no single customer comprised more than 10% of the Company’s revenue. No single customer had an accounts receivable balance greater than 10% of total accounts receivable at December 31, 2020 and June 30, 2021. The Company performs a risk assessment of all new vendors. For the six months ended June 30, 2021, New York State Office of Court Administration (NYOCA) comprised 12.6% of third party vendor spend, and was the only vendor to account for more than 10%. As a government entity, NYOCA is considered at low risk of service disruption. No third party vendor comprised over 10% of total vendor spend for the six months ended June 30, 2020.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable balances are comprised of trade receivables that are recorded at the invoiced amount, net of allowances for estimated doubtful accounts and for potential sales credits and reserves. Allowances for doubtful accounts were $1.9 million and $2.2 million as of December 31, 2020 and June 30, 2021, respectively. The allowance for doubtful accounts is determined by analyzing our historical write-offs, the current aging of receivables, the financial condition of customers and the general economic climate.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

(in thousands)
Balance—December 31, 2020	$1,861
Additions	496
Write-offs, net of recoveries	(172)
Foreign currency translation adjustment	(5)

Balance—June 30, 2021	$2,180

Sales credits and reserves were $1.7 million and $0.3 million as of December 31, 2020 and June 30, 2021, respectively.

Property and Equipment, net

Property and equipment are recorded at cost and depreciated on the straight-line method over their estimated useful lives. Furniture and fixtures are generally depreciated over a life of five to seven years and computers and equipment is generally depreciated over a life of three years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected lease term. Maintenance and repairs that do not extend the useful life of an asset are charged to expense as incurred and improvements that extend the useful life of the related asset are capitalized.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets of acquired entities and is tested for impairment annually or when certain triggering events require additional testing. Goodwill is predominantly a result of the acquisition of the Company by Goldman Sachs and Caisse de dépôt et placement du Québec in June of 2015. The Company performed a step zero, qualitative impairment test as of October 31, which determines whether it is more likely than not that the reporting unit’s carrying amount exceeds its fair value. If necessary after the step zero assessment, the Company will perform a goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company performs the step zero test in October of each year to determine whether it is more likely than not that the fair value of the reporting unit has declined below its carrying value.

Intangible Assets, net

Definite-lived intangible assets consist of intangibles acquired through acquisition and the costs of developing internal-use software. They are reported net of amortization and are amortized using a straight-line basis over their estimated useful lives. Customer lists are amortized using an accelerated method of amortization, using a pattern that reflects when the economic benefits are expected to be realized. Cost of acquisition, renewal and extension of intangible assets are capitalized. There are no significant renewal or extension provisions associated with our intangible assets. The Company has no indefinite-lived intangible assets.

The costs of developing internal-use software are capitalized during the application development stage and included in Intangible assets, net on the Unaudited Condensed Consolidated Balance Sheets. Amortization commences when the software is placed into service and is computed using the straight-line method over the useful life of the underlying software of three years.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

Long-Lived Assets

Long-lived assets consist of property and equipment and definite-lived intangible assets. This asset group is reviewed for impairment whenever events or changes indicate that the carrying value of the asset may not be recoverable. The Company also reviews the useful lives to determine if the period of economic benefit has changed. If the carrying value of the long-lived asset exceeds the fair value, an impairment charge would be recognized in an amount equal to the amount by which the carrying value of the long-lived asset group exceeds its fair value. Based on a qualitative assessment of the carrying values of its long-lived assets, the Company recorded an impairment loss related to abandonment of capitalized software costs and property and equipment no longer in use due to office closures, in the amount of $2.9 million for the six months ended June 30, 2021.

Deferred Financing Costs

Deferred financing costs consist of costs associated with borrowing funds under the Company’s revolving credit agreement. Such costs are amortized over the expected life of the related debt using the straight-line method and are included within Interest expense, net in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Unamortized costs are included within Other noncurrent assets, net on the Unaudited Condensed Consolidated Balance Sheets and are expensed upon discharge of the related indebtedness. Refer to Note 7 for further discussion of our credit facilities and debt obligations.

Derivative Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Debt Issuance Costs

Debt issuance costs consist of fees paid directly to lenders from whom funds are borrowed and third-party costs incurred to obtain the Company’s long-term debt. These fees are amortized over the life of the related debt using the effective interest rate method. The amounts of unamortized issuance costs are netted against the outstanding balance of our debt obligations on our Unaudited Condensed Consolidated Balance Sheets. Upon discharge of the indebtedness, any unamortized debt discounts are expensed. Refer to Note 7 for further discussion of our credit facilities and debt obligations.

Foreign Currency

Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at period-end exchange rates, and income statement accounts are translated at weighted average exchange rates for the period. Gains or losses resulting from translating foreign currency financial statements, net of any related tax effects, are reflected in Accumulated other comprehensive income

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

(loss), a separate component of stockholders’ equity. Gains or losses resulting from foreign currency transactions incurred in currencies other than the local functional currency are included in Other income on the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). The cumulative translation adjustment was $0.1 million and $0.7 million as of December 31, 2020 and June 30, 2021, respectively.

Revenue Recognition

Revenue is recognized when a performance obligation has been satisfied by transferring a promised good or service to a customer and the customer obtains control of the good or service. To recognize revenue, two parties must have an agreement that creates enforceable rights and obligations, the performance obligations must be identifiable, and the transaction price can be determined. The agreement must also have commercial substance and collection must be probable.

The Company contracts with customers to provide technology-enabled background and identity verification services. The Company offers a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, employee onboarding document processing and ongoing risk monitoring. Results from services are provided through a report and the customer takes control of the product when the screening report is completed. Accordingly, revenue is generally recognized at the point in time when the customer receives and can use the report. Background and identity verification services comprised a substantial portion of the total revenues for the six months ended June 30, 2020 and 2021. As such, significant changes in background and identity verification services could affect nature, amount, timing, and uncertainty of revenue and related cash flows. Payment for background and identity verification services generally occurs once the reports have been received by the customer. The Company records third-party pass-through fees incurred as part of screening related products on a gross revenue basis, with the related expense recorded as third-party cost of revenue, as the Company has control over the transaction and is therefore considered to be acting as a principal.

The Company’s contracts generally do not include any obligations for returns, refunds, or similar obligations, nor does the Company have a practice of granting significant concessions. Payment terms and conditions vary by contract and customer, although terms generally include a requirement of payment within 30 to 60 days of the invoice. Any advanced payments received from customers are initially deferred and subsequently recognized as revenue as the related performance obligations are satisfied. There is typically no variable consideration related to the Company’s contracts, nor do they include a significant financing component, non-cash consideration, or consideration payable to a customer.

For revenue arrangements containing multiple products or services, the Company accounts for the individual products or services as separate performance obligations if they are distinct, the product or service is separately identifiable from other terms in the contract, and if a customer can benefit from it on its own or with other resources that are readily available to the customer. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. The Company allocates the contract price to each performance obligation based on the standalone selling prices of each distinct product or service in the contract.

The Company did not have any material contract liabilities as of December 31, 2020 and June 30, 2021.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

Sales taxes collected from customers are remitted to governmental authorities and are therefore excluded from revenues in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year, with a majority of contracts being multi-year. Incremental costs include commissions to the sales force and are amortized over three years, as management estimates that this corresponds to the period over which a customer benefits from the contract. As of December 31, 2020 and June 30, 2021, $3.3 million and $3.1 million, respectively, of deferred commissions are included in Other current assets and approximately $2.1 million and $2.4 million, respectively, of deferred commissions are included in Other noncurrent assets, net on the Unaudited Condensed Consolidated Balance Sheets.

Corporate Technology and Production Systems

Included in this line item are costs related to maintaining our corporate information technology infrastructure and non-capitalizable costs to develop and maintain our production systems.

The following table sets forth expenses included in each category of this line item:

(in thousands)	Six months ended June 30, 2020	Six months ended June 30, 2021
Corporate information technology	$10,206	$9,489

Development of platform and product initiatives	8,019	7,336
Production support and maintenance	3,855	3,526

Total production systems	11,874	10,862

Corporate technology and production systems	$22,080	$20,351

Corporate information technology expenses consist of personnel costs supporting internal operations such as information technology support and the maintenance of information security and business continuity functions. Also included are third-party costs including cloud computing costs that support our corporate internal systems, software licensing and maintenance, telecommunications and other technology infrastructure costs.

Production systems costs consist of non-capitalizable personnel costs including contractor costs incurred for the development of platform and product initiatives, and production support and maintenance. Platform and product initiatives facilitate the development of our technology platform and the launch of new screening products. Production support and maintenance includes costs to support and maintain the technology underlying our existing screening products, and to enhance the ease of use for our cloud applications. Certain personnel costs related to new products and features are capitalized and amortization of these capitalized costs is included in the depreciation and amortization line item.

Included within Corporate technology and production systems expenses are non-capitalizable production system and corporate information technology expenses related to Project Ignite, a three-phase strategic investment initiative. Phase one of Project Ignite modernized client and candidate experiences and is complete. Phase two of Project Ignite focused on decommissioning the Company’s on-premises data centers and migrating the Company’s production systems and corporate information

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

technological infrastructure to a managed service provider in the cloud. As of June 30, 2021, the Company has completed phase two related to the migration of its production and fulfillment systems to the cloud, as a result, 95% of revenue is processed through platforms hosted in the cloud. The remaining expense to complete phase two is the decommissioning of on-premises data centers for internal corporate technology infrastructure and migration to the cloud and will be completed over the next twelve months. Phase three of Project Ignite is decommissioning of platforms purchased over the prior ten years and the migration of the clients to one global platform. This third and final phase, which the Company expects to complete in 2022, will unify clients onto a single global platform. The future costs related to completing these initiatives will be included in Corporate technology and production systems expenses.

Advertising Costs

Expenses related to advertising are charged to selling, general and administrative expense as incurred. The Company incurred advertising expenses of $1.0 million and $0.9 million in the six months ended June 30, 2020 and 2021, respectively.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes Net (loss) income and Other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains, and losses that, under US GAAP, are recorded as an element of stockholders’ equity but are excluded from Net loss. Other comprehensive (loss) income consists of unrealized gains and losses on foreign currency forward contracts that qualify for hedge accounting and foreign currency translation adjustments, net of taxes.

Stock-Based Compensation

Stock-based payments are measured at the grant date, based on the fair value of the award, and are expensed over the requisite service period unless they are performance-based (see Note 11). The equity incentive plans generally provide for stock options to vest over a 5-year period, unless otherwise stated in an individual award agreement. The incentive plans also provide performance-based share options, which are contingently vested upon the achievement of performance or other objectives. The time-based shares provide for accelerated vesting immediately upon a change of control, and performance-based shares provide for accelerated vesting immediately upon an initial public offering, or upon a change of control, as defined in the plan. Continued employment is a prerequisite for vesting. Stock-based compensation expense is recorded for each tranche of awards and is recorded over the requisite vesting period in Selling, general and administrative expense in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

We estimate the fair value of stock-based payments using the Black-Scholes pricing model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards. The determination of the grant date fair value of stock option awards issued is affected by a number of variables, including the fair value of the Company’s common shares, the expected common share price volatility over the expected life of the options, the expected term of the options, risk-free interest rates, and the expected dividend yield of the Company’s shares.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

Risks and Uncertainties

We operate in an industry that is subject to intense competition, government regulation and rapid technological change. Our operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory, foreign operations, and other risks.

Also, included in Other current liabilities on the Unaudited Condensed Consolidated Balance Sheets at December 31, 2020 and June 30, 2021, are liabilities for estimated state sales taxes in the United States of $6.5 million. These estimates include the liability for both uncollected sales tax and interest. The calculation of these estimates involves judgement and uncertainty regarding various state sales tax laws, and there is a possibility that a particular state in which we have estimated a liability will disagree with our assessment. It is also possible that a state in which we have determined we do not have a liability will disagree with our evaluation and assess a retroactive liability for uncollected sales tax. Based on our assessment, we do not expect the resolution of these liabilities to have a material effect on our results of operations or cash flows.

Income Taxes

We account for income taxes in accordance with ASC Topic 740. Income taxes are computed using a balance sheet approach reflecting both current and deferred taxes. Current and deferred taxes reflect the tax impact of all of the events included in the financial statements. The basic principles employed in the balance sheet approach are to reflect a current tax liability or asset that is recognized for the estimated taxes payable or refundable on tax returns for the current and prior years, a deferred tax liability or asset that is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law of which the effects of future changes in tax laws or rates are not anticipated, and the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. There are certain situations in which deferred taxes are not provided. Some basis differences are not temporary differences because their reversals are not expected to result in taxable or deductible amounts. ASC Topic 740 provides several specific exceptions to the underlying balance sheet approach to accounting for deferred taxes including domestic and foreign outside basis differences, nondeductible goodwill, and the tax effects on intra-entity inventory transactions.

We regularly evaluate deferred tax assets for future realization and establish a valuation allowance to the extent that a portion is not more likely than not to be realized. We consider whether it is more likely than not that the deferred tax assets will be realized, including existing cumulative losses in recent years, expectations of future taxable income, carryforward periods, and other relevant quantitative and qualitative factors. The recoverability of the deferred tax assets is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely on estimates.

We also evaluate the events included in the financial statements under the two-step process prescribed under ASC Topic 740 when determining whether a tax benefit will be sustained if challenged by a taxing authority. The comprehensive two-step method provides that a tax benefit of a financial statement event is recognized if it is more likely than not to be sustained based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. Significant judgment is required in assessing and estimating the more likely

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

than not tax consequences of the events included in our financial statements. We prepare and file tax returns based on our interpretation of tax laws and regulations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations can result in future tax and interest assessments by these taxing authorities. There is considerable judgment involved in determining whether positions taken on the tax return are more likely than not of being sustained. We adjust our tax reserve estimates periodically because of changes in tax laws, regulations and interpretations. The consolidated tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. Our policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense.

On December 20, 2017, Congress passed the Tax Cuts and Jobs Act (the “U.S. Tax Act”). The U.S. Tax Act provides that a person who is a U.S. shareholder of any controlled foreign corporation (CFC) is required to include its global intangible low-taxed income (GILTI) in gross income for the tax year in a manner generally similar to that for Subpart F inclusions. The term “global intangible low-taxed income” is defined as the excess (if any) of the U.S. shareholder’s net CFC tested income for that tax year, over the U.S. shareholder’s net deemed tangible income return for that tax year. Our policy is to treat GILTI as a period cost item in the provision for income taxes.

Net Loss/Income per Share

We apply the two-class method for calculating net loss/income per share. The two-class method is an allocation of earnings between the holders of common stock and a company’s participating securities. Our participating securities include common shares granted to employees in exchange for a nonrecourse promissory note. The common shares granted are treated as fully vested outstanding stock options until the promissory note is repaid or forgiven. These awards contain the same rights to distributions declared on the Company’s common stock but do not have a contractual obligation to share in our losses, and as a result, our net losses were not allocated to these participating securities in periods with net losses. Basic net loss/income per share is computed by dividing the net loss/income by the weighted-average number of common shares outstanding for the period. Diluted weighted-average shares outstanding and diluted net loss/income are adjusted based on the potential impact of dilutive securities. For periods in which the Company has reported net losses, diluted net loss per share is the same as basic net loss per share because dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. An asset or liability’s level in the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.

Level 2	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

We consider the recorded value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to approximate the fair value of the respective assets and liabilities at December 31, 2020 and June 30, 2021 based upon the short-term nature of the assets and liabilities (Level 1). See Note 7 for discussion of the fair value of our debt.

Interest rate swaps and foreign currency forward contracts are measured at fair value on a recurring basis in our financial statements and are considered Level 2 financial instruments. Interest rate swaps are measured based on quoted prices for similar financial instruments and other observable inputs recognized. The currency forward agreements are typically cash settled in US dollars for their fair value at or close to their settlement date.

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of June 30, 2021:

(in thousands)	Level 1	Level 2	Level 3
Assets
Foreign exchange contracts	—	$336	—

Liabilities
Interest rate swaps	—	$8,620	—

During the six months ended June 30, 2020 and June 30, 2021, we did not re-measure any financial assets or liabilities at fair value on a nonrecurring basis.

3.	Recent Accounting Standard Updates

The Company is adopting new standards on the Financial Accounting Standards Board’s (FASB) non-public company timeline based on accommodations for Emerging Growth Company rules.

Accounting Pronouncements Adopted

In June 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. This ASU addresses the accounting for non-employees share awards and, subject to meeting the defined criteria, makes it consistent with the accounting requirements for employee share-based payment awards within the scope of Topic 718. The Company adopted ASU 2018-07 on January 1, 2020. It did not have a material impact on the unaudited condensed consolidated financial statements of the Company.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. ASU 2017-12 is effective for non-public enterprises for annual periods after December 15, 2020, with early adoption permitted. The Company adopted this updated guidance effective January 1, 2021 and it did not have a material impact on the unaudited condensed consolidated financial statements of the Company.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Topic 350-40) to help evaluate the accounting for costs of implementation activities incurred in a cloud computing arrangement that is a services contract. ASU 2018-15 aligns the requirement for deferring implementation cost incurred in a cloud computing arrangement that is a services contract with those incurred to develop or obtain internal-use software. ASU 2018-15 is effective for non-public enterprises for annual periods after December 15, 2020, with early adoption permitted. The Company adopted this updated guidance effective January 1, 2021 and it did not have a material impact on the unaudited condensed consolidated financial statements of the Company.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, Leases. The guidance is effective for the Company for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on its unaudited condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (CECL) model to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of Credit Losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. As per the latest ASU 2020-02, the FASB deferred the timelines for certain small public and private entities. The new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the Company’s unaudited condensed consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). This ASU addresses concerns about the risk of cessation of the London Interbank Offered Rate (LIBOR) and the identification of alternative reference rates. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The amendments in ASU 2020-04 are elective. The Company is evaluating the impact that adoption of any of the amendments of this ASU will have on its

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

unaudited condensed consolidated financial statements ahead of the expected cessation of the one week and two month LIBOR rates in December 2021.

4.	Property and Equipment, net

(in thousands)	December, 31 2020	June 30, 2021
Furniture and fixtures	$3,925	$3,227
Computers and equipment	34,895	35,608
Leasehold improvements	10,928	7,778

	49,748	46,613
Less: Accumulated depreciation	(35,618)	(36,392)

Total property and equipment, net	$14,130	$10,221

During the six months ended June 30, 2020 and 2021, depreciation expense on property and equipment was $3.9 million and $2.4 million, respectively. Write down of abandoned property and equipment no longer in use was $2.8 million for the six months ended June 30, 2021. There was no write down for the six months ended June 30, 2020.

5.	Goodwill and Intangible Assets

(in thousands)
Goodwill at December, 31 2020	$831,800
Foreign currency translation adjustment	(456)

Goodwill at June 30, 2021	$831,344

Intangible Assets

Intangible assets, net consisted of the following:

(dollars in thousands)		December, 31 2020			June 30, 2021
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer lists	7 - 17 years	$451,853	$(269,989)	$181,864	$451,609	$(287,273)	$164,336
Trademarks	4 - 16 years	75,562	(26,855)	48,707	75,457	(29,263)	46,194
Noncompete agreements	1 - 4 years	2,442	(2,442)	—	2,437	(2,437)	—
Technology	3 - 7 years	215,686	(155,309)	60,377	223,386	(173,208)	50,178
Domain names	3 - 15 years	10,118	(3,333)	6,785	10,118	(3,672)	6,446
Favorable leases	4 - 14 years	4,940	(2,129)	2,811	4,940	(2,293)	2,647

		$760,601	$(460,057)	$300,544	$767,947	$(498,146)	$269,801

Included within technology is $34.9 million and $33.5 million of internal-use software, net of accumulated amortization, as of December 31, 2020 and June 30, 2021, respectively. As of June 30, 2021, $6.7 million of technology assets have not yet been put in service.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

We capitalized $7.8 million of costs to develop internal-use software included in technology in the six months ended June 30, 2020 (consisting of internal costs of $5.5 million and external costs of $2.3 million) and $8.0 million in six months ended June 30, 2021 (consisting of internal costs of $6.1 million and external costs of $1.9 million).

For the six months ended June 30, 2020 and 2021, we recorded a write-down related to the impairment of capitalized software in the amount of $0.1 million.

Amortization expense was $41.7 million and $38.4 million for the six months ended June 30, 2020 and 2021, respectively. Except for the customer lists, which are amortized utilizing an accelerated method, all other intangible assets are amortized on a straight-line basis, which approximates the pattern in which economic benefits are consumed. The following is a schedule of estimated future amortization expense as of June 30, 2021:

(in thousands)
Year Ending December 31,
2021	$40,002
2022	57,338
2023	38,661
2024	28,810
2025	24,747
Thereafter	80,242

$269,801

6.	Accrued Expenses

Accrued expenses on the Unaudited Consolidated Balance Sheets as of December 31, 2020 and June 30, 2021, consisted of the following:

(in thousands)	December, 31 2020	June 30, 2021
Accrued compensation	$15,959	$19,603
Accrued cost of revenues	10,834	13,051
Accrued interest	11	4,779
Other accrued expenses	9,095	14,260

Total accrued expenses	$35,899	$51,693

7.	Debt

(in thousands)	December, 31 2020	June 30, 2021
Current portion of long-term debt
First lien term loan	$13,147	$6,461

Long-term debt
First lien term loan, due June 19, 2024
(4.50% for six months ended December 31, 2020; 4.50% for the six months ended June 30, 2021)	610,340	607,109
Unamortized discount and financing fees on first lien term loan	(8,034)	(6,878)

Total long-term debt, net	$602,306	$600,231

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

First Lien Term Loan

The First Lien Credit Agreement (Credit Agreement), as amended, provides for aggregate principal borrowings of $740.0 million, of which $655.0 million is a term loan (the First Lien Term Loan) and $85.0 million is a revolving credit facility (the Revolver). Amounts outstanding under the First Lien Term Loan bear interest using either of the following two options which are chosen quarterly in advance at the election of the borrower: (1) an applicable rate of 2.5% plus the greater of (a) the prime rate or (b) the federal funds rate plus 1⁄2 of 1% or (c) the one-month London Interbank Offered Rate (LIBOR) plus 1%, or (d) a 2% floor; (2) an applicable rate of 3.5% plus one-month LIBOR which is subject to a 1% floor. The Company chooses the method of interest for a period of either one month, two months, three months or six months. Interest is payable on the last business day of the period selected except for the six month period, where it is payable on the last day of the third and sixth month.

The First Lien Term Loan requires $1.6 million repayment of principal on the last business day of each March, June, September and December. Per the Credit Agreement, the Company must make a mandatory principal prepayment to the extent the Company has excess cash flow, as defined by the agreement, in any completed fiscal year. For the year ending December 31, 2020, the mandatory prepayment was $6.7 million and was paid in April 2021. All outstanding principal is due at maturity on June 19, 2024.

Outstanding borrowings under the Credit Agreement are collateralized by a first-priority security interest in substantially all the equity interests of the Company.

Revolver

Amounts outstanding under the Revolver bear interest at a tiered floating interest rate based on the net leverage ratio of the borrower. The rate may be chosen monthly in advance at the election of the borrower, as follows: (1) an applicable rate of 2.5% plus the greater of (a) the prime rate (b) the federal funds rate plus 1⁄2 of 1% (c) the one-month LIBOR plus 1% or (d) a 2% floor or (2) an applicable rate of 3.5% plus one-month LIBOR. In addition, there is a quarterly fee of 0.50% or 0.375% on the unused portion of the commitments based on the first lien net leverage ratio. Unused and therefore available borrowings under the Revolver, net Letters of Credit, were $84.0 million and $84.1 million as of December 31, 2020 and June 30, 2021, respectively. The Revolver matures on June 19, 2022.

Letters of Credit

For the six months ended June 30, 2020 and June 30, 2021, $1.0 million and $0.9 million of stand-by letters of credit were issued under the revolving line of credit to support two office space leases, respectively. As of June 30, 2020 and June 30, 2021, we had additional availability of $19.0 million and $19.1 million, respectively. The letter of credit availability has a sublimit equal to the lesser of $20 million or the aggregate amount of the revolving credit commitments outstanding under the Revolver.

Our credit facilities contain financial covenants and covenants that, among other things restrict our ability to: incur certain additional indebtedness; transfer money between our various subsidiaries; pay dividends on, repurchase or make distributions with respect to our subsidiaries’ capital stock or

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

make other restricted payments; issue stock of subsidiaries; make certain investments, loans or advances; transfer and sell certain assets; create or permit liens on assets; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into certain transactions with our affiliates; and amend certain documents. Our financial covenants also require that we remain within a specified leverage ratio of 6.75: 1.00, once we draw down on 35% or more of the revolver. We were in compliance with all financial covenants under the credit facilities at June 30, 2021.

Obligations under our credit facilities are collateralized by a first lien on substantially all the assets and outstanding capital stock of the Company subject to exceptions. Our agreements also contain various events of default with respect to the indebtedness, including, without limitation, the failure to pay interest or principal when the same is due, cross default and cross acceleration provisions, the failure of representations and warranties contained in the agreements to be true and certain insolvency events. If an event of default occurs and is continuing, the principal amounts outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable by the lenders.

As of December 31, 2020 and June 30, 2021, the estimated fair value of the First Lien Loan was $609.5 million and $609.0 million, respectively. These fair values were determined based on quoted prices in markets that are less active, or Level 2 inputs.

Future principal payments by year of the Company’s long-term debt are as follows:

(in thousands)
2021	$3,230
2022	6,461
2023	6,461
2024	597,418

$613,570

8.	Derivative and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments.

Specifically, certain of the Company’s foreign operations expose the Company to fluctuations of foreign exchange rates. These fluctuations may impact the value of the Company’s cash receipts and payments in terms of the Company’s functional currency. The Company enters into derivative financial instruments to protect the value or fix the amount of certain expenses in terms of its functional currency, the U.S. dollar.

The Company also enters into derivative financial instruments to manage exposures that arise from business activities that result in payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

manage differences in the amount, timing, and duration of the Company’s expected cash payments principally related to the Company’s borrowings. Our derivatives are not subject to master netting arrangements.

Cash Flow Hedges of Foreign Exchange Risk

The Company is exposed to fluctuations in various foreign currencies against its functional currency, the US Dollar (USD). Specifically, the Company is exposed to, and hedges, third party expenses denominated in Indian Rupees (INR). These transactions expose the Company to exchange rate fluctuations between USD and INR and so the Company uses foreign currency forward agreements to manage its exposure to fluctuations in the USD-INR exchange rate. This involves fixing the USD-INR exchange rate for delivery of a specified amount of INR on a specified date. The currency forward agreements are cash settled in USD for their fair value at or close to their settlement date.

For derivatives designated and that qualify as cash flow hedges of foreign exchange risk, the gain or loss on the derivative is recorded in Accumulated other comprehensive income. The earnings recognition of excluded components is presented in the same income statement line item as the earnings effect of the hedged transaction. All contracts have maturities of less than 12 months.

As of June 30, 2021, the Company had the following outstanding foreign currency derivatives that were used to hedge its foreign exchange risks:

Foreign Currency Derivative	Number of Instruments	Notional Sold	Notional Purchased
Currency forward agreements	6	8.4 million USD	658 million INR

Non-designated Hedges

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting.

To reduce exposure to variability in expected future cash outflows on variable rate debt attributable to the changes in LIBOR, the Company has entered into interest rate swaps to economically offset a portion of this risk.

Additionally, the Company electively de-designates currency forward agreements previously designated as cash flow hedges prior to their maturity due to administrative constraints.

Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

As of June 30, 2021, the Company had the following outstanding derivative that was not designated as a hedge in qualifying hedging relationships:

Product	Number of Instruments	Effective Date	Maturity Date	Notional
Interest Rate Swap	1	June 30, 2021	June 30, 2022	$308.5 million USD

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the Unaudited Condensed Consolidated Balance Sheets as of December 31, 2020 and June 30, 2021.

	Asset Derivatives
	As of December, 31 2020		As of June 30, 2021
(in thousands)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current assets	$648	Other current assets	$336

Total foreign exchange contracts		$648		$336

	Liability Derivatives
(in thousands)	As of December, 31 2020		As of June 30, 2021
Derivatives not designated as hedging instruments:
Interest rate swaps	Other current liabilities	$7,302	Other current liabilities	$8,620
Interest rate swaps	Other liabilities	4,222	Other liabilities	—

Total interest rate swaps		$11,524		$8,620

The table below presents the effect of cash flow hedge accounting on Accumulated Other Comprehensive Income for the six months ended June 30, 2020 and 2021.

	Six Months Ended			Six Months Ended
(in thousands)	June 30, 2020	June 30, 2021		June 30, 2020	June 30, 2021
Derivatives in Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Included Component)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Included Component)
			Cost of revenues	$—	$79
Foreign exchange contracts	$—	$(183)	Selling general and administrative	—	101

Total	$—	$(183)		$—	$180

	Six Months Ended			Six Months Ended
(in thousands)	June 30, 2020	June 30, 2021		June 30, 2020	June 30, 2021
Derivatives in Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Excluded Component)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Excluded Component)
			Cost of revenues	$—	$91
Foreign exchange contracts	$—	$249	Selling general and administrative	—	117

Total	$—	$249		$—	$208

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

The table below presents the effect of the Company’s derivative financial instruments on the

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2020 and 2021.

	June 30, 2020		June 30, 2021
(in thousands)	Selling General, and Administrative	Cost of Revenues	Selling General, and Administrative	Cost of Revenues
Total amounts of income and expense line items in which the effects of fair value or cash flow hedges are recorded	$61,457	$98,345	$68,211	$143,159

Gain or (loss) on cash flow hedging relationships
Foreign exchange contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income	—	—	101	79
Amount excluded from effectiveness testing recognized in earnings	—	—	117	91

The table below presents the effect of the Company’s derivative financial instruments that are not designated as hedging instruments in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2020 and 2021.

(in thousands)		June 30, 2020	June 30, 2021
Derivatives Not Designated as Hedging Instruments	Location of (Gain) or Loss Recognized in Income on Derivative	Amount of (Gain) or Loss Recognized in Income on Derivative
Interest rate swaps	(Gain)/ loss on interest rate swaps	$9,654	$87
Foreign exchange contracts	Selling general and administrative	—	(27)
Foreign exchange contracts	Cost of revenues	—	(22)

Total		$9,654	$38

9.	Income Taxes

The computation of the provision for or benefit from income taxes for interim periods is determined by applying the estimated annual effective tax rate to year-to-date income (loss) before tax and adjusting for discrete tax items recorded in the period, if any.

The Company recorded a tax benefit of $5.0 million and tax expense of $4.6 million, which resulted in an effective tax rate of 10.9% and 53.1%, for the six months ended June 30, 2020 and 2021, respectively. For the six months ended June 30, 2020, the effective rate differs from the statutory rate mainly due to international losses benefited at rates lower than the statutory rate. For the six months ended June 30, 2021, the effective tax rate differs from the statutory rate primarily as a result of US tax on foreign income for the six months ended June 30, 2021.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

10.	Commitments and Contingencies

Lease Agreements

We have leases for certain office space and equipment that expire through 2029. Such leases do not contain any contingent rental payments, impose any financial restrictions, or include any residual value guarantees. The Company determines if an agreement is or contains a lease at inception. We recognize the related rental expense on a straight-line basis over the life of the lease, after assessing likelihood of renewals, and record the difference between the amounts charged to income and amounts paid as accrued rent.

Rent expense was approximately $3.3 million and $1.7 million for the six months ended June 30, 2020 and 2021, respectively.

Future minimum rental payments for noncancelable leases as of June 30, 2021, are as follows:

(in thousands)	Operating Leases	Capital Leases	Total
2021	$2,164	$9	$2,173
2022	3,821	19	3,840
2023	3,369	16	3,385
2024	2,762	10	2,772
2025	2,804	—	2,804
Thereafter	6,820	—	6,820

	$21,740	$54	$21,794

NCC Acquisition

In conjunction with the 2018 acquisition of National Crime Check Pty Ltd. (NCC), the purchase agreement contains an earn-out provision whereby if NCC exceeds defined revenue and EBITDA targets for the fiscal years 2019 through 2021, the Company would pay the former shareholder of NCC an aggregate amount not to exceed approximately $9.1 million over three installments after the completion of each respective period. For fiscal year 2020, $0.9 million was earned and was paid to the former shareholder in March 2021. As of December 31, 2020 and June 30, 2021, the Company has recorded a liability of 0.3 million and $1.0 million, respectively, related to the earn-out provision for 2021.

11.	Stock-Based Compensation

Incentive Plans

The Company’s 2015 Long-Term Equity Incentive Plan (the 2015 Plan) was approved by the Board of Directors, as amended on November 28, 2018, and makes available for grant 7,068,200 shares of common stock in the form of nonqualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance shares and performance units to nonemployee directors, officers, employees, advisors, and consultants who are selected by the Company’s Compensation Committee of the Board of Directors for participation in the 2015 Plan. The 2015 Plan provides for accelerated vesting of outstanding service-based options in the event of a change in control and provides for accelerated vesting of performance-based options in the event of a change in

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

control or an initial public offering and includes nondiscretionary anti-dilution provisions in the event of an equity restructuring. As of June 30, 2021, there were 249,184 equity awards available for grant.

During November 2018, the 2015 Plan was amended to make available 3,215,432 performance-based vesting options (PSO’s) to senior executives and directors of the Company, which only vest upon a change in control or public offering. As of June 30, 2021, there were 118,602 performance-based vesting options available for grant.

Stock Options

At June 30, 2021, there were 6,463,210 service-based vesting stock options (SVOs) outstanding. SVOs are granted with an exercise price equal to an implied share price of a share of common stock on the date of grant and have a contractual term of ten years. SVOs become exercisable over a five-year period with 60% vesting after three years and the remaining balance becoming equally vested with respect to 20% on each of the fourth and fifth year anniversaries from the date of grant. All options granted are subject to continued employment on the vesting date.

The weighted average grant date fair values of SVOs granted in the six months ended June 30, 2020 and 2021 were $2.21 and $2.32, respectively. The weighted average grant date fair values of PSOs granted in the six months ended June 30, 2020 was $2.21. There were no PSOs granted in the six months ended June 30, 2021. The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model. The Company uses an income approach, including a multiple of historical earnings before interest, taxes, depreciation and amortization adjusted for nonrecurring transactions, for valuing its equity. This approach was selected as a reasonably appropriate method to determine the implied share price of our common stock, which represents a privately-held business interest. Assumptions used in determining compensation cost for SVOs granted included the following: (i) expected holding period was determined using the mid-point of the contractual term; (ii) the estimate of expected volatility was based upon an analysis of the historical volatility of guideline public companies; (iii) the likelihood of additional dividends; and (iv) the risk-free interest rate was determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected holding period of the award being valued. We use actual data to record forfeitures.

In November 2020, the Company modified the exercise price of 4,109,140 previously awarded SVO’s and 1,483,124 previously awarded PSO’s, which impacted 51 employees, modifying the exercise price to $9.68 which represents the share price valuation on the date of modification. The modification did not have a material impact on our financial statements.

The following represents the weighted-average assumptions used to determine compensation costs and grant-date fair values for SVOs granted during the six months ended June 30, 2020 and 2021:

	June 30, 2020	June 30, 2021
Expected volatility	20.38%	25.90%
Risk-free interest rate	1.14%	0.60%
Dividend rate	0.00%	0.00%
Expected term, in years	5.00	5.00

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

A summary of SVO and PSO activity under the Plans was as follows (in thousands, except shares and per share amounts):

	Outstanding SVOs				Outstanding PSOs
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balances at December 31, 2019	5,374,228	$9.97	7.83	$4,701	3,036,930	$10.38	9.02	$1,351
Granted	660,098	10.83			143,760	—
Forfeited I Cancelled	(210,848)	9.92			—	—
Exercised	(143,760)	8.35		356	—	—

Balances at June 30, 2020	5,679,718	$10.11	7.77	$869	3,180,690	$10.40	8.58	$—
Balances at December 31, 2020	6,289,500	$9.60	7.58	$843	3,120,790	$10.05	8.05	$—
Granted	316,272	9.68			—	—
Forfeited I Cancelled	(142,562)	9.64			(23,960)	9.68
Exercised	—	—			—	—

Balances at June 30, 2021	6,463,210	$9.58	7.19	$837	3,096,830	10.05	7.55	$—

The following table summarizes exercisable SVOs (in thousands, except shares and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Exercisable at June 30, 2020	1,021,894	$8.89	5.29	$817
Exercisable at June 30, 2021	1,471,144	9.13	4.69	837

The total intrinsic value of SVOs exercised during the six months ended June 30, 2020 was $0.4 million. There was no intrinsic value of SVOs exercised during the six months ended June 30, 2021.

Promissory Note

In December 2020, the Company issued 370,182 shares of common stock to employees at $9.68 per share. Consideration was made in the form of promissory notes between the employee and Company. The promissory note accrues interest at the mid-term applicable federal rate for November 2020 (0.39%) per annum and is partially secured by the underlying common shares. The promissory note is partial-recourse, but treated as nonrecourse for accounting purposes and, as such, (i) each of these purchases of common stock with a promissory note is accounted for as if

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

it were a stock option grant and (ii) no receivable for amounts due under the promissory note was recorded on the Company’s Unaudited Condensed Consolidated Balance Sheets. As the shares are considered fully vested, unexercised stock options, the full amount of stock compensation expense was recognized on the grant date in the amount of $0.8 million in 2020. As the employees have the right to require the Company to purchase all of the shares at fair market value under certain events, these instruments are classified as a liability and recorded in Other liabilities on the Unaudited Condensed Consolidated Balance Sheets as of June 30, 2021. The fair value of the fully vested stock options will be marked to market each reporting period. The promissory note will be forgivable upon (i) a Change in Control or (ii) the first public filing of a registration statement with the SEC in connection with an initial public offering. The forgiveness of the promissory note by the Company would be treated as an option modification and will result in the recognition of the cumulative compensation cost equal to the grant-date fair value of the original award plus the incremental value of the award on the date of forgiveness.

Restricted Stock Awards

Restricted stock awards generally vest ratably over five years. Restricted stock awards are subject to restrictions on transfer and holders of restricted stock accrue vesting rights in tandem with the vesting of the related award. Common stock is issued upon vesting. There were no restricted stock awards issued in 2021.

Stock-Based Compensation Cost

Stock-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense for SVO’s is recognized on a straight-line basis over the employee’s requisite service period, generally the vesting period of the award. The additional cost related to the modification of the exercise price of the SVO’s in 2020 is also recognized on a straight-line basis over the vesting period of the modified awards. The expense for PSO’s will be recognized on the date they vest pursuant to a change in control or public offering. Stock-based compensation cost is reflected in Selling, general and administrative expenses in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Stock-based compensation expense was recorded of $1.2 million and $1.7 million for the six months ended June 30, 2020 and 2021, respectively. As of June 30, 2021, there was $7.6 million in total unrecognized compensation cost related to unvested SVOs, which is expected to be recognized over a weighted average period of 3.2 years, or can be accelerated based upon a change of control. As of June 30, 2021, there was $4.4 million in total unrecognized compensation cost related to unvested PVOs, which will be recognized upon a change of control or public offering.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

12.	Net (Loss) Income per Share

The following table sets forth the computation of basic and diluted net loss/income per share attributable to common stockholders for the periods indicated (in thousands, except per share amounts):

(in thousands)	Six Months Ended June 30,
	2020	2021
Numerator:
Net (loss) income attributable to stockholders	$(40,847)	$4,025
Less: Undistributed amounts allocated to participating securities	—	17

Undistributed (losses) earnings allocated to stockholders	(40,847)	4,008

Denominator:
Weighted average number of shares outstanding, basic	88,322,550	88,717,890
Weighted average additional shares assuming conversion of potential common shares	—	85,058

Weighted average common shares outstanding—diluted	88,322,550	88,802,948

Net (loss) income per share attributable to stockholders, basic	$(0.46)	$0.05

Net (loss) income per share attributable to stockholders, diluted	$(0.46)	$0.05

Our participating securities include common shares issued in exchange for promissory notes that are being treated as fully vested outstanding stock options and are excluded from the denominator of basic earnings per share. These awards contain the same rights to distributions declared on the Company’s common stock but do not have a contractual obligation to share in our losses, and as a result, in the periods where we are in a net loss position, our net losses were not allocated to these participating securities.

The following potentially dilutive outstanding securities were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Six Months Ended June 30,
	2020	2021
Stock options	8,860,408	8,478,246
Common stock issued in exchange for promissory notes	—	370,182

13.	Defined Contribution Plans

We have a matching 401(k) plan covering substantially all our U.S. based employees. We matched 50% of the first 6% of each employee’s contribution for the six months ended June 30, 2020 and 2021. Employees are eligible to enroll after six months of employment and are 100% vested upon enrollment. Employer contributions totaled $1.2 million and $1.0 million for the six months ended June 30, 2020 and 2021, respectively. In addition, the Company maintains an overseas defined contribution plan and paid $0.6 million and $0.4 million to fund defined contribution plans related to overseas service centers for the six months ended June 30, 2020 and 2021, respectively.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

14.	Related Party Transactions

Pursuant to the terms of the Third Amended and Restated Management Services Agreement dated September 28, 2018 and later the Fourth Amended and Restated Management Services Agreement dated December 3, 2019, we agreed to pay $1.1 million annually to a shareholder (the Shareholder) for a term beginning January 1, 2016 and ending on June 18, 2025. We also eliminated other payments previously paid to the Shareholder. Additionally, we agreed to pay an aggregate of $1.0 million annually to Goldman, Sachs & Co. LLC, and the Shareholder for a term of 10 years based upon their respective ownership interests. From April 1, 2018 to December 31, 2020, such fee was agreed to be paid 100% to Shareholder. As of December 31, 2020 and June 30, 2021, there was a balance of $0.3 million in Prepaid expenses on the Unaudited Condensed Consolidated Balance related to the management fee to Goldman, Sachs & Co. LLC, and the Shareholder.

In December 2018, the Company entered into an annual cash compensation arrangement with the Shareholder, agreeing to pay $950,000 per year from January 1, 2018 through March 31, 2019, to compensate the Shareholder for additional management services that were provided to the Company, payable on the occurrence of public offering certain conditions or events. As of June 30, 2021, we have not accrued for this cash compensation arrangement.

For the six months ended June 30, 2020 and 2021, the Company had sales to Goldman Sachs and affiliates in the amount of $0.2 million and $3.5 million, respectively. Outstanding accounts receivable as of December 31, 2020 and June 30, 2021 were $1.4 million and $1.1 million, respectively.

15.	Litigation

We are party to both class actions and individual actions in the ordinary course of business. The matters typically allege violations of the Fair Credit Reporting Act (FCRA), as well as other claims. In addition, from time to time, we receive inquiries from regulatory bodies regarding our business. We accrue for the cost of resolving matters where it can be determined that a loss is both estimable and probable. Certain matters are in litigation and an estimate of the outcome and potential losses, if any, cannot be determined. Certain of these matters are covered by the Company’s insurance policies, subject to policy terms, including retentions. We do not believe that the resolution of current matters will result in a material adverse effect on the financial position, results of operations, or cash flows of the Company.

As of December 31, 2020, the Company recorded an Insurance receivable and offsetting Legal settlement obligation on the Unaudited Condensed Consolidated Balance Sheets in the amount of $0.8 million. This is related to an outstanding claim whereby the Company’s insurers agreed to pay $0.8 million of the settlement costs. The settlement was paid in January 2021, with the $0.8 million paid directly by the Company’s insurers.

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees will be incurred, and the amounts are estimable. As of December 31, 2020 and June 30, 2021, the Company maintained an accrual for legal matters of approximately $0.5 million and $0.1 million, respectively.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

16.	Segment information

The Company operates as one operating and reportable segment for purposes of allocating resources and evaluating financial performance.

The following table sets forth total revenue by type of service for the six months ended June 30, 2020 and 2021:

	Six Months Ended June 30,
(in thousands)	2020	2021
Screening services	$204,283	$295,392
Other services	3,665	3,306

Total revenue	$207,948	$298,698

The following table sets forth total revenue by geographic area based on the billing address of its customers for the six months ended June 30, 2020 and 2021:

	Six Months Ended June 30,
(in thousands)	2020	2021
United States	$174,801	$239,597
All other countries	33,147	59,101

Total revenue	$207,948	$298,698

Other than the Unites States, no single country accounted for more than 10% of the Company’s total revenues during these periods. Substantially all of the Company’s long-lived assets were located in the United States as of December 31, 2020 and June 30, 2021.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

17.	Condensed Financial Information of Registrant (Parent Company Only)

Sterling Check Corp. (Parent Company Only)

Unaudited Condensed Balance Sheets

(in thousands, except share amounts)	December 31, 2020	June 30, 2021
ASSETS
Cash and cash equivalents	$8	$8
Investment in subsidiaries of Parent	583,176	591,576

Total assets	$583,184	$591,584

LIABILITIES AND STOCKHOLDERS’ EQUITY
Commitments and contingencies (See note 10)
STOCKHOLDERS’ EQUITY:
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 88,554,962, and 88,826,908 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	1	1
Additional paid-in capital	770,714	774,817
Common stock held in treasury (107,820 shares in 2020 and 2021)	(897)	(897)
Accumulated deficit	(187,691)	(183,666)
Accumulated other comprehensive income	1,057	1,329

Total stockholders’ equity	583,184	591,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$583,184	$591,584

Sterling Check Corp. (Parent Company Only)

Unaudited Condensed Statements of Operations and Comprehensive (Loss) Income

	Six Months Ended
(in thousands, except share and per share data)	June 30, 2020	June 30, 2021
Equity in net (loss) income of subsidiaries	$(40,847)	$4,025

NET (LOSS) INCOME	(40,847)	4,025

Subsidiaries’ other comprehensive (loss) income	(1,954)	272

COMPREHENSIVE (LOSS) INCOME	(42,801)	4,297

Net (loss) income per share attributable to stockholders
Basic	$(0.46)	$0.05
Diluted	$(0.46)	$0.05
Weighted average number of shares outstanding
Basic	88,322,550	88,717,890
Diluted	88,322,550	88,802,948

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

A condensed statement of cash flows has not been presented as Sterling Check Corp. (the Parent) had no material operating, investing, or financing cash flow activities for the six months ended June 30, 2020 and 2021.

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

Basis of Presentation

These unaudited condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Parent (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the unaudited consolidated net assets of the Parent. The ability of the Parent’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ First Lien Term Loan Agreement, as described in Note 7, Debt to the unaudited condensed consolidated financial statements.

These unaudited condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the unaudited condensed consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These unaudited condensed financial statements should be read in conjunction with the unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this report.

18.	Subsequent Events

On August 4, 2021, the Company approved to amend each option outstanding under the 2015 Long-Term Equity Incentive Plan to (i) accelerate vesting upon an initial public offering and (ii) permit each option to be exercised following termination for any reason for the period set forth in the applicable award agreement or, if longer, an extended post-termination exercise period that would end on the date that is six months following the second anniversary of the effective date of the initial public offering, provided that if such date falls during a blackout period, the post-termination exercise period will be extended until the date that is thirty days after the commencement of the Company’s next open trading window.

On August 4, 2021, the Company approved to forgive and cancel the outstanding indebtedness of each promissory note holder prior to an initial public offering. A Loan Forgiveness Agreement will be executed and concurrently, the Company will accelerate payment of a portion of each’s holder’s target bonus opportunity for calendar year 2021 to assist the holder in satisfying the withholding tax obligations with respect to the forgiveness.

We evaluated subsequent events through August 6, 2021, the date the unaudited condensed consolidated financial statements were issued, and did not identify additional events that would require recognition or disclosure in the financial statements.

Events Subsequent to Original Issuance of Unaudited Condensed Consolidated Financial Statements

On August 11, 2021, the Company entered into the sixth amendment of the Credit Agreement (the “Sixth Amendment”). Pursuant to the Sixth Amendment, the $85.0 million Revolver will automatically increase to $140.0 million upon the consummation of an initial public offering and mature as follows:

(a) with respect to $81.25 million of the available borrowings (or, upon the consummation of an initial public offering, the full $140.0 million of available borrowings), the earlier of August 11, 2026 and December 31, 2023 unless, on or prior to December 31, 2023, the First Lien Term Loan has been refinanced with a final maturity date that is no earlier than February 11, 2027 or amended, modified or waived, such that the final maturity date of the First Lien Term Loan is no earlier than February 11, 2027, and;

STERLING CHECK CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2021

(b) with respect to $3.75 million of the available borrowings, on June 19, 2022 if an initial public offering is not consummated.

On August 16, 2021, pursuant to the terms of the promissory notes, the principal amount on each loan, together with all accrued and unpaid interest, were forgiven.

On September 10, 2021, the Company’s board of directors authorized a stock split and the Company filed an amendment to its certificate of incorporation to effectuate a 1,198-for-1 split of its outstanding common stock. The stock split was effected such that (i) each outstanding share of common stock was increased to 1,198; (ii) the number of shares of common stock into which then-outstanding options to purchase common stock is exercisable was proportionately increased; and (iii) the exercise price of each then-outstanding option to purchase common stock was proportionately reduced. The accompanying condensed consolidated financial statements give retroactive effect as though the 1,198-for-1 stock split of the Company’s common stock occurred for all periods presented.

In the third quarter of 2021, the Company amended a 2015 agreement between the Shareholder and affiliates, and a former executive of the Company. Pursuant to this agreement, proceeds from the sale of shares by the Shareholders’ affiliates will be paid to the former executive in settlement of obligations between them, resulting in a one time $14.0 million non-cash compensation expense to the Company. This will be recognized within Selling, general and administrative in the third quarter of 2021 Unaudited Consolidated Condensed Statement of Operations and Comprehensive (Loss) Income.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

14,285,000 Shares

Sterling Check Corp.

Common Stock

Prospectus

Goldman Sachs & Co. LLC

J.P. Morgan

Morgan Stanley

Baird

William Blair

KeyBanc Capital Markets

Nomura

Stifel

ING

R. Seelaus & Co., LLC

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. The selling stockholders will not pay any of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount to be Paid
SEC registration fee	$39,430
FINRA filing fee	54,712
Nasdaq listing fee	320,000
Printing and engraving expenses	625,000
Legal fees and expenses	5,000,000
Accounting fees and expenses	1,863,963
Transfer agent and registrar fees	17,500
Miscellaneous expenses	296,965

Total	$8,217,570

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant’s amended and restated certificate of incorporation will contain a provision which eliminates directors’ personal liability as set forth above.

The registrant’s amended and restated certificate of incorporation and amended and restated bylaws will provide in effect that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees, and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding (or a committee of such directors designated by majority vote of such directors), even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

The right to indemnification to be conferred by the registrant’s amended and restated certificate of incorporation and amended and restated bylaws will also include the right to be paid the expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding in advance of its final disposition, provided, however, that if the Delaware law requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the registrant of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the registrant’s amended and restated certificate of incorporation, amended and restated bylaws, or otherwise.

In addition, the registrant intends to enter into indemnification agreements with each of its directors and certain of its officers, a form of which will be filed as an exhibit to a pre-effective amendment to this Registration Statement. These agreements require the registrant to indemnify such persons to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the registrant, and to advance expenses incurred as a result of any action, suit, or proceeding against them as to which they could be indemnified.

The registrant has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2018, the registrant has issued the following securities which were not registered under the Securities Act (all share numbers are after giving effect to the stock split):

•

The registrant granted to certain of its officers, employees and directors 5,723,732 time-vesting options and 3,210,640 performance-vesting options under the 2015 Long-Term Incentive Plan, at exercise prices ranging from $9.68 to $10.83 per share.

•

The registrant issued and sold to certain of its officers, employees and directors an aggregate of 1,325,525 shares of common stock upon the exercise of stock options under the 2015 Long-Term Incentive Plan, at an exercise price of $8.35 per share, and aggregate consideration of approximately $2.5 million.

•

The registrant issued 26,651 shares of common stock to an officer, which were issued upon the vesting of 26,651 restricted shares previously issued under the 2015 Long-Term Incentive Plan having a vesting date fair value of approximately $0.3 million.

•	The registrant issued 32,531 shares of common stock to certain of its directors in lieu of approximately $0.3 million in director compensation.

•	The registrant issued 370,328 shares of common stock to certain of its officers and employees in exchange for promissory notes in an aggregate initial principal amount of approximately $3.6 million.

•	The registrant issued 462,315 shares of common stock to certain of its officers, employees and directors for aggregate consideration of approximately $4.5 million.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve any public offering or general solicitation.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

Exhibit No.	Exhibit Description
1.1	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of Sterling Check Corp., to be effective prior to or upon the closing of this offering.

3.2	Form of Amended and Restated Bylaws of Sterling Check Corp., to be effective prior to or upon the closing of this offering.

4.1	Specimen Common Stock Certificate of Sterling Check Corp.

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

10.1	Form of Amended and Restated Stockholders’ Agreement, to be effective upon the closing of this offering.

10.2^	First Lien Credit Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, Sterling Intermediate Corp., as the parent, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated June 19, 2015.

Exhibit No.	Exhibit Description

10.3^	First Amendment to the First Lien Credit Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, Sterling Intermediate Corp., as the parent, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated January 27, 2016.

10.4^	Second Amendment to the First Lien Credit Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, Sterling Intermediate Corp., as the parent, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated July 27, 2016.

10.5^	Amendment to the Second Amendment to the First Lien Credit Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, and KeyBank National Association, as administrative agent, dated January 23, 2017.

10.6^	Third Amendment to the First Lien Credit Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, Sterling Intermediate Corp., as the parent, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated March 24, 2017.

10.7^	Fourth Amendment to the First Lien Credit Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, Sterling Intermediate Corp., as the parent, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated June 30, 2017.

10.8^	Fifth Amendment to the First Lien Credit Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, Sterling Intermediate Corp., as the parent, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated October 5, 2017.

10.9^	Successor Borrower Assumption and Reaffirmation Agreement, by and among Sterling Midco Holdings, Inc., as the borrower, Sterling Intermediate Corp., as the parent, Sterling Infosystems, Inc., as the successor borrower, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated December 31, 2017.

10.10^	Sixth Amendment to the First Lien Credit Agreement, by and among Sterling Infosystems, Inc., as the borrower, Sterling Intermediate Corp., as the parent, the guarantors party thereto, KeyBank National Association, as administrative agent, and the lender parties thereto, dated August 11, 2021.

10.11^+	Form of Indemnification Agreement.

10.12+	Sterling Check Corp. 2021 Omnibus Incentive Plan.

10.13+	Sterling Check Corp. Employee Stock Purchase Plan.

10.14^+	Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan.

10.15^+	First Amendment to the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan.

10.16^+	Second Amendment to the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan.

10.17^+	Restricted Stock Grant Notice and Restricted Stock Agreement - US Senior Executive IPO Form, under the 2021 Omnibus Incentive Plan.

10.18^+	Nonqualified Stock Option Grant Notice and Nonqualified Stock Option Agreement -US Senior Executive IPO Form, under the 2021 Omnibus Incentive Plan.

Exhibit No.	Exhibit Description

10.19^+	Nonqualified Stock Option Grant Notice and Nonqualified Stock Option Agreement - Director IPO Form, under the 2021 Omnibus Incentive Plan.

10.20^+	Form of Performance Nonqualified Stock Option Agreement under the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan.

10.21^+	Form of Time-Vesting Nonqualified Stock Option Agreement under the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan.

10.22^+	Form of Letter Agreement Amending Options under the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan.

10.23^+	Form of Loan Forgiveness Agreement.

10.24^+	Amended and Restated Employment Agreement dated as of August 5, 2021, by and among Joshua Peirez, Sterling Ultimate Parent Corp., and Sterling Infosystems, Inc.

10.25^+	Offer Letter dated as of May 14, 2019, by and between Peter Walker and Sterling Infosystems, Inc.

10.26^+	Severance Agreement dated as of May 15, 2019, by and between Peter Walker and Sterling Infosystems, Inc.

10.27^+	Amendment to Severance Agreement dated as of August 19, 2021, by and between Peter Walker and Sterling Infosystems, Inc.

10.28^+	Offer Letter dated as of January 28, 2016, by and between Lou Paglia and Sterling Infosystems, Inc.

10.29^+	Letter Agreement dated as of December 17, 2018, by and between Lou Paglia and Sterling Infosystems, Inc.

10.30^+	Severance Agreement dated as of August 19, 2021, by and between Lou Paglia and Sterling Infosystems, Inc.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.3^	Consent of Acclaro Growth Partners.

24.1^	Power of Attorney (included in signature pages hereto).

99.1^	Consent of Arthur J. Rubado III.

^	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this 13th day of September, 2021.

STERLING CHECK CORP.

By:	/s/ Joshua Peirez

Joshua Peirez
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joshua Peirez Joshua Peirez	Chief Executive Officer (Principal Executive Officer) and Director	September 13, 2021

/s/ Peter Walker Peter Walker	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 13, 2021

/s/ Theresa Neri Strong Theresa Neri Strong	Chief Accounting Officer (Principal Accounting Officer)	September 13, 2021

* Michael Grebe	Chairman of the Board of Directors and Director	September 13, 2021

Signature	Title	Date

* William Chen	Director	September 13, 2021

* Christopher Crampton	Director	September 13, 2021

* William Greenblatt	Director	September 13, 2021

* Mark Jennings	Director	September 13, 2021

* Adrian Jones	Director	September 13, 2021

* Mohit Kapoor	Director	September 13, 2021

* Jill Larsen	Director	September 13, 2021

* Lewis Frederick Sutherland	Director	September 13, 2021

*By:	/s/ Steven Barnett
Steven Barnett Attorney-in-Fact